  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 1998

                                                REGISTRATION NO. 333-45833
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                      TELEPORT COMMUNICATIONS GROUP INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
              DELAWARE                                 13-3173139
   (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)
                                437 RIDGE ROAD
                             EXECUTIVE BUILDING 3
                           DAYTON, NEW JERSEY 08810
                                (732) 392-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                             JOHN W. THOMSON, ESQ.
                         VICE PRESIDENT AND SECRETARY
                      TELEPORT COMMUNICATIONS GROUP INC.
                              ONE TELEPORT DRIVE
                         STATEN ISLAND, NEW YORK 10311
                                (718) 355-2000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:
       TIMOTHY J. KELLEY, ESQ.                  JAMES A. LOCKE III, ESQ.
    DOW, LOHNES & ALBERTSON, PLLC         NIXON, HARGRAVE, DEVANS & DOYLE, LLP
    1200 NEW HAMPSHIRE AVENUE, NW                  1300 CLINTON SQUARE
     WASHINGTON, D.C. 20036-6802                  ROCHESTER, N.Y. 14603
           (202) 776-2000                            (716) 263-1000
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger of TCG Merger Co., Inc., a subsidiary of the Registrant, with and into ACC Corp. pursuant to the Agreement and Plan of Merger described in the Proxy Statement/Prospectus have been satisfied or waived.
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
                                                              PROPOSED
                               AMOUNT   PROPOSED MAXIMUM      MAXIMUM
  TITLE OF EACH CLASS OF       TO BE     OFFERING PRICE  AGGREGATE OFFERING    AMOUNT OF
SECURITIES TO BE REGISTERED  REGISTERED   PER UNIT(1)         PRICE(1)      REGISTRATION FEE
--------------------------------------------------------------------------------------------
Class A Common Stock,
 $0.01 Par Value Per
 Share.................      23,000,000     $43.124         $991,843,228        $292,594
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) under the Securities Act of 1933 and based upon a Maximum Aggregate Offering Price equal to the product of (i) $43.124 (the average of the high and low reported sale prices of ACC's Class A Common Stock to be cancelled in the Merger as reported on The Nasdaq Stock Market on February 3, 1998) times (ii) 20,267,550 (the number of shares of ACC's Class A Common Stock outstanding as of December 31, 1997, shares reserved for issuance upon the exercise of options and other rights to purchase ACC's Class A Common Stock through December 31, 1998 and shares that would have been issuable to shareholders of US WATS by ACC in connection with the then contemplated merger).
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

                                   ACC CORP.
                                400 WEST AVENUE
                           ROCHESTER, NEW YORK 14611

                                                            March 27, 1998

Dear Stockholder:

  You are invited to attend a Special Meeting of Stockholders (the "Special Meeting") of ACC Corp., a Delaware corporation ("ACC"), to be held at the offices of Nixon, Hargrave, Devans & Doyle LLP, 437 Madison Avenue, 24th Floor, New York, New York 10022, on Tuesday, April 21, 1998 at 11:00 a.m., local time.

  The purpose of the Special Meeting is to consider and vote upon the Agreement and Plan of Merger, dated as of November 26, 1997 (the "Merger Agreement"), by and among ACC, TCG Merger Co., Inc., a Delaware corporation ("MergerCo"), and Teleport Communications Group Inc., a Delaware corporation ("TCG"), and all related transactions, including, without limitation, the merger of MergerCo with and into ACC (the "Merger"). If the Merger is consummated, ACC will survive the Merger as a wholly-owned subsidiary of TCG, and the shares of the Class A Common Stock of ACC, par value $0.015 per share (the "ACC Stock"), that are issued and outstanding at the effective time of the Merger (other than shares held in ACC's treasury, or by a wholly-owned subsidiary of ACC, which will be canceled without any consideration being issued or paid therefor) will be converted automatically into the right to receive a number of shares of the Class A Common Stock of TCG, par value $0.01 per share (the "TCG Class A Common Stock"), to be determined pursuant to the Exchange Ratio (as defined below). A copy of the Merger Agreement is included as Appendix A to the attached Proxy Statement/Prospectus.

  The "Exchange Ratio" means:

    (i) if the Average Price (as defined below) is less than $45.00, 1.11111;

    (ii) if the Average Price is equal to or greater than $45.00, but not in excess of $55.00, a fraction, the numerator of which shall be $50.00 and the denominator of which shall be the Average Price; or

    (iii) if the Average Price is greater than $55.00, 0.90909;

subject to payment of cash in lieu of any fractional share.

  The "Average Price" means the average of the last reported sales prices per share of the TCG Class A Common Stock as reported on The Nasdaq National Market for the ten consecutive trading days immediately preceding the trading day immediately prior to the date on which the closing of the Merger occurs.

  Approval and adoption of the Merger Agreement and approval of the Merger require the affirmative vote of a majority of the outstanding shares of ACC Stock, either in person or by proxy.

  THE BOARD OF DIRECTORS OF ACC HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND APPROVED THE MERGER AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

  This Letter to Stockholders, the attached Notice of Special Meeting, the form of proxy and the Proxy Statement/Prospectus were first mailed to ACC's stockholders on or about March 30, 1998.

  In reaching its determination regarding the Merger Agreement and the Merger, the Board considered, among other things, the opinion of Morgan Stanley & Co. Incorporated as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of ACC pursuant to the Merger. The opinion of Morgan Stanley & Co. Incorporated is included as Appendix B to the attached Proxy Statement/Prospectus.

  The Board of Directors has fixed the close of business on March 18, 1998 as the record date for determination of stockholders entitled to notice of and to vote at the Special Meeting.

  In view of the importance of matters to be acted upon at the Special Meeting, you are invited personally to attend the Special Meeting. Regardless of whether you expect to be present in person at the Special Meeting,

                                   ACC CORP.
                                400 WEST AVENUE
                              ROCHESTER, NY 14611

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                       TO BE HELD ON APRIL 21, 1998

                               ----------------

To the Stockholders of ACC Corp.:

  Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of ACC Corp., a Delaware corporation ("ACC"), will be held at the offices of Nixon, Hargrave, Devans & Doyle LLP, 437 Madison Avenue, 24th Floor, New York, New York 10022, on Tuesday, April 21, 1998 at 11:00 a.m., local time, for the following purposes:

    (1) To consider and vote upon approval and adoption of the Agreement and Plan of Merger dated as of November 26, 1997 (the "Merger Agreement") by and among ACC, TCG Merger Co., Inc., a Delaware corporation ("MergerCo"), and Teleport Communications Group Inc., a Delaware corporation ("TCG"), and all related transactions, including, without limitation, the merger of MergerCo with and into ACC (the "Merger"), pursuant to which (i) ACC will survive the Merger and become a wholly-owned subsidiary of TCG and (ii) the shares of Class A Common Stock of ACC, par value $.015 per share the "ACC Stock"), that are issued and outstanding at the effective time of the Merger (other than shares held in ACC's treasury or by a wholly-owned subsidiary of ACC, which will be canceled without any consideration being issued or paid therefor) will be converted automatically into the right to receive a number of shares of the Class A Common Stock of TCG, par value $.01 per share (the "TCG Class A Common Stock"), to be determined pursuant to the Exchange Ratio (as defined below). A copy of the Merger Agreement is included as Appendix A to the attached Proxy Statement/Prospectus.

    (2) To vote upon such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

  The "Exchange Ratio" means:

    (i) if the Average Price (as defined below) is less than $45.00, 1.11111;

    (ii) if the Average Price is equal to or greater than $45.00, but not in excess of $55.00, a fraction, the numerator of which shall be $50.00 and the denominator of which shall be the Average Price; or

    (iii) if the Average Price is greater than $55.00, 0.90909;

subject to payment of cash in lieu of any fractional share.

  The "Average Price" means the average of the last reported sales prices per share of the TCG Class A Common Stock as reported on The Nasdaq National Market for the ten consecutive trading days immediately preceding the trading day immediately prior to the date on which the closing of the Merger occurs.

  The Merger Agreement and the Merger are more fully described in the accompanying Proxy Statement/Prospectus and the Appendices attached thereto.

  Only stockholders of record at the close of business on March 18, 1998, are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournment or postponement thereof.

  YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE, WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING. YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON SHOULD YOU DECIDE TO ATTEND THE MEETING.

                                          By Order of the Board of Directors,

                                          Robert M. Van Degna,
                                          Chairman of the Board of Directors

                                   ACC CORP.

              PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD APRIL 21, 1998

                               ----------------

                      TELEPORT COMMUNICATIONS GROUP INC.

  UP TO 23,000,000 SHARES OF CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

                               ----------------

  This Proxy Statement/Prospectus and the appendices thereto (the "Proxy Statement/Prospectus") are being furnished in connection with the solicitation of proxies by the Board of Directors of ACC Corp., a Delaware corporation ("ACC"), from holders of record as of the close of business on March 18, 1998 (the "Record Date") of ACC's outstanding shares of Class A Common Stock, par value $.015 per share (the "ACC Stock"), for use at a special meeting of stockholders of ACC (the "Special Meeting") to be held on April 21, 1998 at the time and place and for the purposes specified in the accompanying notice and at any adjournments or postponements of the Special Meeting.

  At the Special Meeting, stockholders will be asked to consider and vote upon the following proposal (the "Proposal"): that the Agreement and Plan of Merger dated as of November 26, 1997 (the "Merger Agreement"), by and among ACC, TCG Merger Co., Inc., a Delaware corporation and wholly-owned subsidiary of TCG ("MergerCo"), and Teleport Communications Group Inc., a Delaware corporation ("TCG"), and all related transactions, be approved, including, without limitation, the merger of MergerCo with and into ACC (the "Merger"), pursuant to which (i) ACC will survive the Merger and become a wholly-owned subsidiary of TCG and (ii) the shares of Class A Common Stock of ACC, par value $.015 per share (the "ACC Stock"), that are issued and outstanding at the effective time of the Merger (other than shares held in ACC's treasury or by a wholly-owned subsidiary of ACC, which will be canceled without any consideration being issued or paid therefor) will be converted automatically into the right to receive a number of shares of the Class A Common Stock of TCG, par value $.01 per share (the "TCG Class A Common Stock"), to be determined pursuant to the Exchange Ratio (as defined in "The Merger Agreement--The Merger"). A copy of the Merger Agreement is attached hereto as Appendix A.

  THE BOARD OF DIRECTORS OF ACC RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE PROPOSAL.

  SEE "RISK FACTORS" BEGINNING ON PAGE 20 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF ACC STOCK IN EVALUATING THE PROPOSED MERGER TO BE VOTED ON AT THE SPECIAL MEETING AND THE ACQUISITION OF THE SHARES OF TCG CLASS A COMMON STOCK OFFERED HEREBY.

  TCG has entered into an agreement to be acquired by AT&T Corp., a New York corporation ("AT&T"), in a transaction in which all stockholders of TCG, including stockholders of ACC who become stockholders of TCG in the Merger, would become stockholders of AT&T. For more information concerning TCG's anticipated acquisition by AT&T, see "The AT&T Merger" on page 45 of this Proxy Statement/Prospectus.

  The Proposal will be voted upon by the stockholders of ACC and must be approved by the affirmative vote of a majority of the outstanding shares of ACC stock, either in person or by proxy. Failure of the Proposal to be approved by the stockholders will result in the abandonment by ACC of the Proposal.

  Stockholders of ACC will not have the right under Delaware General Corporation Law to seek an appraisal of their shares of ACC Stock in connection with the Merger. See "The Special Meeting--No Rights of Dissenting Stockholders."

                               ----------------

THE  SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS  HAVE
 NOT BEEN  APPROVED OR DISAPPROVED BY THE SECURITIES AND  EXCHANGE COMMISSION
  (THE  "COMMISSION")  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED  UPON THE ACCURACY
    OR ADEQUACY OF THIS  PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO
     THE CONTRARY IS A CRIMINAL OFFENSE.

  ACC SHAREHOLDERS ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR TCG CLASS A COMMON STOCK. NO ASSURANCE CAN BE GIVEN CONCERNING THE MARKET PRICE FOR TCG CLASS A COMMON STOCK BEFORE OR AFTER THE DATE ON WHICH THE MERGER IS CONSUMMATED. THE MARKET PRICE FOR TCG CLASS A COMMON STOCK WILL FLUCTUATE BETWEEN THE DATE OF THIS PROXY STATEMENT/PROSPECTUS AND THE DATE ON WHICH THE MERGER IS CONSUMMATED AND THEREAFTER.

                               ----------------

      The date of this Proxy Statement/Prospectus is March 27, 1998.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION......................................................   2
SUMMARY....................................................................   3
  Summary of the Merger....................................................   3
  Anticipated Accounting Treatment.........................................   5
  Certain Federal Income Tax Consequences..................................   5
  Restrictions on Resale of TCG Class A Common Stock.......................   5
  Reasons for the Merger...................................................   5
  Opinion of Financial Advisor to ACC......................................   6
  Recommendation of the ACC Board of Directors.............................   6
  Summary of The Special Meeting...........................................   6
  Record Date; Outstanding Shares; Quorum..................................   6
  Interests of Certain Persons in the Merger; Vote Required................   6
  Regulatory Filings and Approvals.........................................   6
  No Rights of Dissenting Stockholders.....................................   7
  Comparative Rights of Stockholders of ACC and TCG........................   7
  Business of Teleport Communications Group Inc............................   7
  TCG Business Strategy....................................................   8
  The TCG Reorganization...................................................  10
  The AT&T Merger..........................................................  10
  TCG Recent Developments..................................................  11
  Business of ACC Corp.....................................................  12
  ACC Recent Developments..................................................  13
  Market Price Information.................................................  14
  Comparative Per Share Data...............................................  16
  Dividend Policy of TCG...................................................  16
  Summary Consolidated and Combined Financial and Other Operating Data of
   TCG.....................................................................  17
  Summary Historical Financial Data of ACC.................................  19
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS..................  20
RISK FACTORS...............................................................  20
  Nonrealization of Synergies..............................................  20
  Pendency of the AT&T Merger..............................................  20
  Negative Cash Flow and Operating Losses..................................  20
  Significant Capital Requirements.........................................  20
  Substantial Leverage.....................................................  21
  Risks of Expansion.......................................................  21
  Dependence Upon Interconnection with ILECS; Substantial Competition......  22
  Federal and State Regulation.............................................  23
  Governmental and Other Authorizations....................................  24
  Dependence on Significant Customers......................................  25
  Risks Associated with the Provision of Internet Services.................  25
  Rapid Technological Changes..............................................  26
  Control by Principal Stockholders; Conflicts of Interest; Possible
   Competition by the Cable Stockholders...................................  26
  Potential Issuance of Preferred Stock; Potential Anti-takeover
   Provisions..............................................................  27
  Dependence on Key Personnel..............................................  27
  Environmental Matters....................................................  27
  Shares Eligible for Future Sale..........................................  28
  Absence of Dividends on Common Stock.....................................  28
  The Year 2000............................................................  28

UNAUDITED PRO FORMA FINANCIAL DATA.........................................  29
CAPITALIZATION OF TCG......................................................  33
THE MERGER.................................................................  34
  General..................................................................  34
  Background of the Merger.................................................  34
  TCG's Reasons for the Merger.............................................  37
  ACC's Reasons for the Merger.............................................  37
  Recommendation of the ACC Board of Directors.............................  37
  Opinion of Financial Advisor to ACC......................................  38
  Certain Federal Income Tax Consequences..................................  42
  Anticipated Accounting Treatment.........................................  43
  Status Under Federal Securities Laws.....................................  44
THE AT&T MERGER............................................................  45
THE SPECIAL MEETING........................................................  46
  Purpose of the Special Meeting...........................................  46
  Date, Time and Place.....................................................  46
  Record Date; Solicitation of Proxies; Revocability of Proxies............  46
  Interests of Certain Persons in the Merger; Vote Required................  47
  Discretionary Authority..................................................  47
  No Rights of Dissenting Stockholders.....................................  47
THE BUSINESS OF TCG........................................................  48
  Teleport Communications Group Inc........................................  48
  Business Strategy........................................................  49
  TCG Recent Developments..................................................  50
  TCG's Services...........................................................  52
  Customers and Marketing..................................................  54
  The Networks.............................................................  55
  Competition..............................................................  56
  Employees................................................................  58
  Properties...............................................................  58
  Legal Proceedings........................................................  58
MANAGEMENT OF TCG..........................................................  60
  Directors................................................................  60
  Executive Officers.......................................................  61
  Committee Meetings.......................................................  63
  Compensation of Directors................................................  64
  Compensation of Executive Officers.......................................  64
  Employment Contracts, Severance Agreements and Change of Control
   Agreements..............................................................  66
  Employment Agreements with AT&T..........................................  67
SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS OF TCG.........  68
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF TCG......................  69
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION................  74
DESCRIPTION OF THE CAPITAL STOCK OF TCG....................................  75
  Common Stock.............................................................  75
  Preferred Stock..........................................................  76
  Section 203 of the Delaware General Corporation Law......................  76
  Transfer Agent and Registrar.............................................  77

DESCRIPTION OF CERTAIN INDEBTEDNESS OF TCG................................   78
  Revolving Credit Agreement..............................................   78
  ETC Facility............................................................   79
  Notes Issued Pursuant to 1996 Offerings.................................   79
SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA OF TCG..................   81
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF TCG........................................................   83
  Overview................................................................   83
  Results of Operations...................................................   85
  Liquidity and Capital Resources.........................................   90
  Effects of Recently Issued Accounting Standards.........................   93
  Effects of Inflation....................................................   93
THE BUSINESS OF ACC.......................................................   94
  General.................................................................   94
  Recent Developments.....................................................   94
  Industry Overview.......................................................   95
  Business Strategy.......................................................   97
  Services................................................................   97
  Sales and Marketing.....................................................  100
  Network.................................................................  101
  Information Systems.....................................................  103
  Competition.............................................................  103
  Acquisitions, Investments and Strategic Alliances.......................  105
  Employees...............................................................  105
  Properties..............................................................  106
  Legal Proceedings.......................................................  106
SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS OF ACC........  107
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATIONS DATA OF ACC.....  109
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF ACC........................................................  111
  General.................................................................  111
  Results of Operations...................................................  115
  Liquidity and Capital Resources.........................................  119
  Recently Issued Accounting Standards....................................  121
THE MERGER AGREEMENT......................................................  122
  The Merger..............................................................  122
  Acquisition Proposals...................................................  123
  Representations and Warranties..........................................  124
  Certain Covenants.......................................................  125
  Certain Covenants of ACC................................................  125
  Certain Covenants of TCG................................................  126
  Conditions to Merger....................................................  127
  Conditions to Obligations of ACC........................................  127
  Conditions to Obligations of TCG........................................  127
  Indemnification.........................................................  128
  Termination; Termination Fees and Expenses..............................  128
  Expenses................................................................  129
  Amendment/Waiver........................................................  129
  Regulatory Approvals....................................................  129

COMPARISON OF STOCKHOLDERS' RIGHTS.......................................... 130
  Beneficial Ownership of Stock............................................. 130
  Business Combinations..................................................... 130
  State Takeover Legislation................................................ 130
  Appraisal Rights.......................................................... 131
  Stockholder Rights Plan................................................... 131
  Amendments to Charters.................................................... 132
  Amendments to By-laws..................................................... 132
  Preemptive Rights......................................................... 132
  Stockholder Action........................................................ 132
  Special Stockholder Meetings.............................................. 133
  Number and Election of Directors.......................................... 133
  Removal of Directors...................................................... 133
  Vacancies................................................................. 134
LEGISLATION AND REGULATION.................................................. 135
LEGAL MATTERS............................................................... 145
EXPERTS..................................................................... 145
GLOSSARY.................................................................... 146
INDEX TO FINANCIAL STATEMENTS............................................... F-1
APPENDIX A--Agreement and Plan of Merger.................................... A-1
APPENDIX B--Opinion of Fairness, Morgan Stanley & Co. Incorporated.......... B-1

  The Merger is intended to be a tax-free reorganization in which the ACC stockholders will not recognize taxable gain, except to the extent cash is received in lieu of fractional shares, and to be accounted for as a purchase. See "The Merger--Certain Federal Income Tax Consequences" and "--Anticipated Accounting Treatment."

  This Proxy Statement/Prospectus also constitutes a prospectus of TCG with respect to the shares of TCG Class A Common Stock to be issued in the Merger. The TCG Class A Common Stock is traded on The Nasdaq National Market ("Nasdaq") under the symbol "TCGI". The last reported sale price of the TCG Class A Common Stock as reported on Nasdaq on March 25, 1998 was $59 15/16 per share. This Proxy Statement/Prospectus, the attached Notice of Special Meeting and Letter to Shareholders, and the enclosed form of proxy were first mailed to ACC's shareholders on or about March 30, 1998.

  Any person giving a proxy in the form accompanying this Proxy Statement/Prospectus has the power to revoke it at any time before its exercise. The proxy may be revoked by filing with the Assistant Secretary of ACC an instrument of revocation or a duly executed proxy bearing a later date. The proxy may also be revoked by affirmatively electing to vote in person while attending the Special Meeting. However, a shareholder who attends the meeting need not revoke the proxy and vote in person unless the shareholder wishes to do so. All valid, unrevoked proxies will be voted at the Special Meeting in accordance with the instructions given.

                                ---------------

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, IMPLY OR CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TCG OR ACC OR IN THE INFORMATION SET FORTH HEREIN SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                             AVAILABLE INFORMATION

  TCG has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the shares of TCG Class A Common Stock described in this Proxy Statement/Prospectus and to be issued pursuant to the Merger Agreement. Each of TCG and ACC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission.

  The Registration Statement, and exhibits thereto, and the proxy statements and reports of each of TCG and ACC can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The TCG Class A Common Stock is listed on Nasdaq under the symbol "TCGI". The ACC Stock is listed on Nasdaq under the symbol "ACCC". Reports and other information concerning ACC and TCG can be inspected at Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

  This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement or the exhibits thereto, as permitted by the rules and regulations of the Commission. Each statement made in this Proxy Statement/ Prospectus concerning a document filed as an exhibit is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. The omitted portions of the Registration Statement may be obtained through EDGAR at http://www.sec.gov. Such additional information also may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

  All information in this Proxy Statement/Prospectus relating to TCG has been supplied by TCG, and all information relating to ACC has been supplied by ACC. The pro forma financial information contained herein regarding TCG has been prepared by TCG and includes historical financial information regarding ACC that was supplied to TCG by ACC. ACC and TCG have made certain covenants and representations to each other with respect to the information contained in this Proxy Statement/Prospectus. See "The Merger Agreement--Certain Covenants."

                                    SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Proxy Statement/Prospectus and the information and financial statements, including notes thereto, included in this Proxy Statement/Prospectus, all of which should be reviewed carefully. References in this Proxy Statement/Prospectus to "TCG" refer to Teleport Communications Group Inc. and its consolidated subsidiaries, unless the context otherwise requires. References in this Proxy Statement/Prospectus to "ACC" refer to ACC Corp. and its consolidated subsidiaries, unless the context otherwise requires. Unless otherwise indicated, as used herein, the terms "pro forma" or "on a pro forma basis" assume that the reorganization of TCG undertaken in June 1996 in connection with TCG's initial public offering (the "TCG Reorganization") had occurred at the beginning of the year presented.

SUMMARY OF THE MERGER

  Merger. The Merger Agreement provides that MergerCo will merge with and into ACC in accordance with the Delaware General Corporation Law (the "DGCL") and the separate existence of MergerCo will cease, and ACC, as the surviving corporation in the Merger (the "Surviving Corporation"), shall continue its corporate existence under Delaware law as a wholly-owned subsidiary of TCG. The Merger will become effective at the time of the filing of the Certificate of Merger with the Secretary of State of Delaware or at such later time as specified in the Certificate of Merger (the "Effective Time"). See "The Merger Agreement--The Merger--Merger." A copy of the Merger Agreement is attached hereto as Appendix A.

  Merger Consideration. Each of the issued and outstanding shares of ACC Stock as of the Effective Time (other than shares held in ACC's treasury, or by a wholly-owned subsidiary of ACC, which will be canceled without any consideration being issued or paid therefor) shall be converted into the right to receive that number of shares of TCG Class A Common Stock equal to the product of one multiplied by the Exchange Ratio. The "Exchange Ratio" means:

    (i) if the Average Price (as defined below) is less than $45.00, 1.11111;

    (ii) if the Average Price is equal to or greater than $45.00, but not in excess of $55.00, a fraction, the numerator of which shall be $50.00 and the denominator of which shall be the Average Price; or

    (iii) if the Average Price is greater than $55.00, 0.90909;

subject to payment of cash in lieu of any fractional share.

  The "Average Price" means the average of the last reported sales prices per share of the TCG Class A Common Stock as reported on Nasdaq for the ten consecutive trading days immediately preceding the trading day immediately prior to the date on which the closing of the Merger occurs (the "Closing Date").

  No fractional shares of TCG Class A Common Stock shall be issued. In lieu of fractional shares, any person who would otherwise be entitled to a fractional share of TCG Class A Common Stock shall receive an amount in cash equal to the value of such fractional share. Such value shall be the product of such fraction multiplied by the last sales price of TCG Class A Common Stock as reported on Nasdaq on the business day immediately prior to the Closing Date. See "The Merger Agreement--The Merger--Merger Consideration."

  Stock Options and Stock Incentive Rights. At the Effective Time, TCG shall cause each holder of a then-outstanding and unexercised option (the "ACC Options") or stock incentive right (the "ACC SIRs") exercisable for shares of ACC Stock to receive options or stock incentive rights, respectively, exercisable for shares of TCG Class A Common Stock having the same terms and conditions as the ACC Options and ACC SIRs, except that the exercise price and the number of shares issuable upon exercise shall be divided and multiplied, respectively, by the Exchange Ratio. ACC Options and ACC SIRs will become fully exercisable as a result of the Merger. See "The Merger Agreement--The Merger-- Stock Options and Stock Incentive Rights."

  Acquisition Proposals. ACC covenants in the Merger Agreement that it will, and will direct and use commercially reasonable efforts to cause its officers, directors, employees, representatives and agents to, cease from and after the date of the Merger Agreement any discussions or negotiations with any parties that may be ongoing with respect to an ACC Takeover Proposal (as hereinafter defined). If, however, prior to the ACC Stockholders Meeting, the Board of Directors of ACC determines in good faith, upon advice from outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to ACC's stockholders under applicable law, ACC may, in response to an ACC Takeover Proposal or material modification to an ACC Takeover Proposal made after the date of the Merger Agreement and not solicited after the date of the Merger Agreement, (i) furnish information with respect to ACC to any person pursuant to a confidentiality agreement and (ii) participate in negotiations regarding such ACC Takeover Proposal or material modification made after the date of the Merger Agreement. See "The Merger Agreement--Acquisition Proposals."

  Conditions to Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions: (i) the ACC stockholders must have approved the Merger and related transactions at or prior to the Effective Time;
(ii) no order, judgment, injunction or action shall have been enacted by any governmental authority which prohibits or prevents the consummation of the Merger; (iii) any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") shall have expired or earlier termination thereof shall have been granted and no action, suit, proceeding or investigation shall be pending by either the United States Department of Justice or the Federal Trade Commission to prevent the consummation of the transactions contemplated by the Merger Agreement; (iv) the Registration Statement, of which this Proxy Statement/Prospectus is a part, shall have been declared effective, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by any governmental authority; and (v) the shares of TCG Class A Common Stock comprising the Merger Consideration shall have been approved for listing on Nasdaq. The waiting period under the HSR Act expired on January 23, 1998.

  The obligations of ACC to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of additional conditions, any one or more of which may be waived by ACC, including the receipt by ACC of an opinion from ACC's tax counsel that, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and, subject to certain exceptions, the accuracy of the representations and warranties of TCG as of the date of the Merger Agreement and as of the Closing Date.

  The obligations of TCG to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of additional conditions, any one or more of which may be waived by TCG, including (i) the receipt by TCG of an opinion from TCG's tax counsel that, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and of an opinion of special telecommunications counsel to ACC, in form and substance reasonably satisfactory to TCG and customary for similar transactions in such jurisdictions, covering regulatory matters in the Federal Republic of Germany, the United Kingdom, Canada, Massachusetts, New York, the United States and any other national or state jurisdiction in which ACC owns, leases or operates one or more telecommunications switching devices and (ii) subject to certain exceptions, the accuracy of the representations and warranties of ACC as of the date of the Merger Agreement and as of the Closing Date. See "The Merger Agreement--Conditions to Merger."

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the stockholders of ACC, by the mutual written consent of TCG and ACC, or by either TCG or ACC if, among other things, the Merger is not consummated on or prior to November 26, 1998 or the approval of ACC's stockholders is not obtained at the Special Meeting. In certain circumstances TCG will be entitled to receive a fee in an amount equal to $32.5 million, plus expenses not to exceed $7.5 million, in connection with a termination of the Merger Agreement. See "The Merger Agreement--Termination; Termination Fees and Expenses."

  Regulatory Approvals. Consummation of the Merger requires (a) notification pursuant to, and expiration or termination of the waiting period under, the HSR Act, and the rules and regulations thereunder, (b) consents from the Federal Communications Commission (the "FCC"), state public service or utility commissions (or comparable state governmental authorities) and foreign telephone administrations, if the failure to obtain such consents would have a material adverse effect on ACC or would materially and adversely affect the ability of ACC to perform its obligations set forth in the Merger Agreement or to consummate the transactions contemplated thereby, (c) filings with the Commission and the National Association of Securities Dealers, Inc., and (d) the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL. The waiting period under the HSR Act expired on January 23, 1998. All requisite consents of the FCC, state public service and utility commissions and foreign telephone regulatory authorities have been obtained.

ANTICIPATED ACCOUNTING TREATMENT

  Although the Merger Agreement provided for the possibility that the Merger would be accounted for as a "pooling of interests" if such accounting treatment were available, it has been determined that the Merger should be treated as a purchase for accounting and financial reporting purposes. In connection with accounting for the Merger as a purchase, the assets and liabilities of ACC will be recorded at their fair value. The fair value of the net assets acquired, including the allocation of goodwill and other intangible assets, is currently being reviewed by management. The excess of the purchase price over the fair value of the net assets acquired will be recorded as goodwill, and will be amortized over a period of forty years. The amount of goodwill to be recorded is estimated to be approximately $867 million. See "Unaudited Pro Forma Financial Data."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The Merger is intended to be a reorganization for federal income tax purposes in which the ACC stockholders will not recognize taxable gain except with respect to any cash received in lieu of a fractional share of TCG Class A Common Stock. See "The Merger--Certain Federal Income Tax Consequences."

RESTRICTIONS ON RESALE OF TCG CLASS A COMMON STOCK

  The shares of TCG Class A Common Stock issuable to stockholders of ACC upon consummation of the Merger will have been registered under the 1933 Act at the Effective Time. Such shares will be freely transferable without restriction by those ACC stockholders who are not deemed to be "affiliates" of ACC or TCG, as that term is defined in the rules under the 1933 Act.

  Shares of TCG Class A Common Stock received pursuant to the Merger by those stockholders of ACC who are deemed to be "affiliates" of TCG or ACC may be resold without registration under the 1933 Act only as permitted by Rule 145 under the 1933 Act or as otherwise permitted under the 1933 Act. In addition, ACC has agreed to use commercially reasonable efforts to cause each "affiliate" of ACC within the meaning of Rule 145 of the 1933 Act to sign a letter agreeing not to sell, transfer, pledge, distribute or otherwise dispose of, or reduce such person's interest in or risk relating to any shares of TCG Class A Common Stock issued to such person in the Merger or otherwise beneficially owned by such person, except in accordance with such letter. See "The Merger--Status Under Federal Securities Laws."

REASONS FOR THE MERGER

  TCG considers ACC to be an attractive strategic acquisition candidate for TCG because of its advantages over other long distance carriers in satisfying TCG's financial, valuation and operational goals.

  ACC considers the Merger with TCG to be a strategic fit which complements the strengths of each party by combining TCG's domestic competitive local exchange carrier strategy with ACC's long distance business and international presence. In addition, ACC considers this strategic combination to be in the best interests of the shareholders of ACC.

OPINION OF FINANCIAL ADVISOR TO ACC

  A copy of the opinion of Morgan Stanley & Co. Incorporated regarding the fairness from a financial point of view of the consideration to be received by the shareholders of ACC in the Merger is attached hereto as Appendix B.

RECOMMENDATION OF THE ACC BOARD OF DIRECTORS

  The ACC Board of Directors believes that the terms of the Merger are fair to, and in the best interests of, ACC and its shareholders. THE BOARD OF DIRECTORS OF ACC HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND APPROVED THE MERGER AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF ACC STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. See "The Merger--Background of the Merger," "--ACC's Reasons for the Merger" and "--Recommendation of the ACC Board of Directors" and "The Special Meeting-- Interests of Certain Persons in the Merger; Vote Required."

SUMMARY OF THE SPECIAL MEETING

  The Special Meeting will be held on Tuesday, April 21, 1998, at 11:00 a.m., local time, at the offices of Nixon, Hargrave, Devans & Doyle LLP, 437 Madison Avenue, 24th Floor, New York, New York 10022. At such meeting, ACC shareholders will be asked to (i) approve and adopt the Merger Agreement and approve the Merger and all transactions related thereto and (ii) vote upon such other business as may properly come before the Special Meeting or any adjournment or postponement thereof. The ACC Board of Directors knows of no business that will be presented for consideration at the Special Meeting other than the matters described in this Proxy Statement/Prospectus.

RECORD DATE; OUTSTANDING SHARES; QUORUM

  The date for the determination of the holders of record of the ACC Stock entitled to notice of and to vote at the Special Meeting is March 18, 1998 (the "Record Date"). Accordingly, only holders of record of shares of ACC Stock as of the close of business on the Record Date will be entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were outstanding 17,519,684 shares of ACC Stock entitled to vote which were held by approximately 3,800 holders of record. Each holder of record of shares of ACC Stock on the Record Date is entitled to cast one vote per share on each proposal properly submitted for the vote of ACC's shareholders, either in person or by properly executed proxy, at the Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of ACC Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting.

INTERESTS OF CERTAIN PERSONS IN THE MERGER; VOTE REQUIRED

  Directors and executive officers of ACC beneficially owned as of March 18, 1998, approximately 4.2% of the outstanding ACC Stock and will receive shares of TCG Class A Common Stock in the Merger on the same basis as other shareholders of ACC. The ACC Board of Directors was aware of these interests when it considered and approved the Merger and the Merger Agreement. See "The Special Meeting--Interests of Certain Persons in the Merger; Vote Required."

  Approval and adoption of the Merger Agreement and approval of the Merger require the affirmative vote of a majority of the outstanding shares of ACC Stock, either in person or by proxy.

REGULATORY FILINGS AND APPROVALS

  Consummation of the Merger is contingent upon the receipt of approvals from the FCC and state public service or utility commissions (or comparable state governmental authorities) and foreign telephone administrations. ACC and TCG have previously made the necessary filings with these government agencies and all requisite consents of the FCC, state public service and utility commissions and foreign telephone regulatory authorities have been obtained. The applicable waiting period under the HSR Act expired on January 23, 1998. See "The Merger Agreement--Regulatory Approvals."

NO RIGHTS OF DISSENTING STOCKHOLDERS

  Stockholders of ACC will not have the right under the DGCL to seek an appraisal of their shares of ACC Stock. See "The Special Meeting--No Rights of Dissenting Stockholders."

COMPARATIVE RIGHTS OF STOCKHOLDERS OF ACC AND TCG

  The rights of stockholders of ACC are governed by the DGCL and by ACC's Certificate of Incorporation, as amended, and its Bylaws. The rights of stockholders of TCG are governed by the DGCL and by TCG's Certificate of Incorporation, TCG's Bylaws and, with respect the Cable Stockholders (as defined in "--Business of Teleport Communications Group Inc." below), the Amended Stockholders' Agreement dated as of June 26, 1996 (the "Amended Stockholders' Agreement"). See "Description of the Capital Stock of TCG" and "Comparison of Stockholders' Rights" for a summary of certain differences between the rights of the holders of ACC Stock and TCG Class A Common Stock.

BUSINESS OF TELEPORT COMMUNICATIONS GROUP INC.

  TCG is the first and largest competitive local exchange carrier ("CLEC") in the United States and offers comprehensive telecommunications services in major metropolitan markets nationwide. TCG competes with incumbent local exchange carriers ("ILECs") by providing high quality, integrated telecommunications services, primarily over fiber optic digital networks, to meet the voice, data and video transmission needs of its customers. TCG's customers are principally telecommunications-intensive businesses, healthcare and educational institutions, governmental agencies, long distance carriers and resellers, Internet service providers, disaster recovery service providers, wireless communications and financial services companies. TCG offers these customers technologically advanced telecommunications services, as well as superior customer service, flexible pricing and vendor and route diversity. TCG was incorporated in 1983 under the laws of the State of Delaware.

  For over 13 years, TCG has developed, operated and expanded its local telecommunications networks. During the fourth quarter of 1997, TCG added eight new markets, which brings total Metropolitan Statistical Areas ("MSAs") served by TCG to 65. These 65 MSAs are located in metropolitan New York/New Jersey, Los Angeles, Chicago, San Francisco, Philadelphia, Boston, Detroit, Baltimore, Washington, D.C., Dallas, Houston, Miami/Ft. Lauderdale, Seattle, San Diego, St. Louis, Pittsburgh, Phoenix, Denver, Milwaukee, Indianapolis, Hartford, Omaha, Providence, Cleveland, Portland (Oregon), Salt Lake City, Nashville, Chattanooga, Knoxville, Birmingham, Cincinnati, Columbus (Ohio), Charlotte, Tampa Bay, Sacramento, Minneapolis-St. Paul, Atlanta and Orlando, including 19 of the 20 largest metropolitan areas. As of December 31, 1997, TCG's fiber optic networks spanned over 9,470 route miles, contained over 491,090 fiber miles and served 13,510 buildings.

  TCG has grown rapidly over the last several years, expanding its existing networks, developing new networks and increasing its service offerings. For 1997, TCG's revenues were $494.3 million, an increase of $210.9 million or 74% over its revenues on a pro forma basis for 1996. Substantially all of this growth was derived from the provision of local telecommunications services.

  Total revenues from the local telecommunications market in the United States were estimated to have been approximately $104 billion in 1997. In the past, competitive access providers, including TCG, were limited to serving only the dedicated services portion of this market, which was estimated to have been approximately $6.0 billion in 1997, whereas the local switched services portion of this market for business customers was estimated to have been approximately $62 billion. TCG has been expanding into the switched services market over the last nine years by constructing switched networks and obtaining the necessary regulatory authorizations and interconnection arrangements to become a CLEC.

  TCG believes that it is well positioned with the passage and initial implementation of the Telecommunications Act of 1996 (the "1996 Act") to address a significantly larger portion of the telecommunications market and to improve its operating margins in the switched and dedicated services markets by expanding its networks, installing additional high capacity digital switches (as well as increasing the switching capacity of existing switches) and offering new products and services. Also, in 1996, TCG introduced a new service offering consisting of basic Internet access for business customers, and in February 1997 TCG acquired CERFnet Services, Inc. ("CERFnet"), a leading regional Internet service provider ("ISP") for business customers. As of December 31, 1997, TCG offered a variety of Internet services in 22 metropolitan areas.

  In September 1997, TCG introduced a general long distance service offering packaged with its existing local services in 22 metropolitan areas. The service is being provided primarily through the resale of other carriers' services, although TCG provides long distance services over its own facilities wherever possible.

  TCG has historically benefited from its relationships with the parents of its Class B stockholders, TCI Communications, Inc. (together with its consolidated subsidiaries, "TCI"), Cox Communications, Inc. (together with its consolidated subsidiaries, "Cox"), Comcast Corporation (together with its consolidated subsidiaries, "Comcast") and, for periods prior to November 13, 1997, MediaOne of Delaware, Inc., formerly Continental Cablevision, Inc. (together with its consolidated subsidiaries, "Continental") (collectively, the "Cable Stockholders"), which are among the largest cable television companies in the United States. Through such relationships, TCG has been able to utilize rights-of-way, obtain fiber optic facilities and share the cost of building new fiber optic networks, thereby allowing TCG to achieve significant economies of scale and scope through capital efficiencies in extending its networks in a rapid, efficient and cost-effective manner.

  TCG believes that it has several advantages that enable it to compete successfully in the new competitive telecommunications marketplace, including
(i) extensive, technologically advanced networks located or under development in major metropolitan markets nationwide, (ii) state-of-the-art information systems, (iii) an experienced management team with significant operational, technical, financial and regulatory expertise in the telecommunications industry, (iv) positive relationships with its broad array of commercial customers, (v) TCG's reputation for high quality service, and (vi) established relationships with cable television operators.

TCG BUSINESS STRATEGY

  As a premier competitive local telecommunications carrier, the key elements of TCG's business strategy are to:

  . Provide a wide range of local telecommunications services. TCG provides a broad array of telecommunications services to meet the voice, data and video transmission needs of its customers, including basic local exchange telephone services, enhanced switched services, dedicated services, high speed switched data services, Internet services, disaster avoidance services and video channel transmission services. Switched services revenue increased 90% for the year ended December 31, 1997 from the switched services revenue for the year ended December 31, 1996 on a pro forma basis. In 1997, approximately 44% of TCG's revenues were generated from switched services. TCG expects a growing portion of its revenue to be derived from basic local exchange telephone services, enhanced switched services, Internet services and high speed switched data services as it continues to deploy digital switches in its markets.

  . Focus on business customers and telecommunications carriers. TCG's networks serve large metropolitan markets, which have significant concentrations of telecommunications-intensive businesses. TCG's customers in these markets include financial services companies, media and insurance companies, long distance carriers and resellers, healthcare and educational institutions, governmental agencies, Internet service providers, disaster recovery service providers, wireless communications companies, residential multiple dwelling units and an increasing number of small and medium-sized business customers. The national scope of TCG's local networks allows it to offer high volume business customers and long distance carriers uniformity of services, pricing, quality standards and customer service. In addition, TCG has arrangements with other telecommunications providers, including shared tenant services providers, cable television companies and long distance carriers, to resell TCG's services. In 1997, approximately 66% of TCG's revenues were generated from business customers (including resellers) and approximately 34% were generated from long distance carrier customers.

  . Offer local and long distance services. TCG believes there is a growing demand, especially from small to medium-sized businesses, for telecommunications carriers to offer comprehensive packages of services so that a customer may obtain most or all of its telecommunications needs from a single provider. In September 1997 TCG broadened its existing long distance products into a general offering of long distance services in 22 metropolitan areas. These services have enhanced features and are available packaged with TCG's already comprehensive offerings of local services. TCG leverages its existing network investment by routing and switching as great a portion of long distance services as possible over its existing local and regional facilities, with the balance of such services being provided by the resale of the services of other carriers. For example, TCG has substantially completed a reconfiguration of the many adjacent local networks it operates between Boston and Washington, D.C. into a regional network covering a geographic area extending from southern New Hampshire to northern Virginia.

  . Expand geographic reach and density of existing networks and enter new markets. In response to customer demand, TCG continues to increase the geographic reach and density of its existing networks by deploying additional fiber optic rings and connecting additional customers to its networks. TCG anticipates that making significant capital expenditures over the next several years to expand its existing networks and to develop new networks will lead to significant increases in revenue opportunities. TCG may also make selected acquisitions. As a facilities-based carrier, TCG utilizes a variety of means to expand geographically, including rights-of-way, easements, poles, ducts and conduits that are available from cable television operators, ILECs, railways, subways, electric, gas and water utilities and municipal, state and federal street and highway authorities. In the course of expanding its networks, TCG also has the ability to reach TCG customers by reselling all or a portion of the telecommunications services offered by ILECs. However, TCG believes that the extensive geographic reach and density of its networks make it less reliant than other CLECs on the networks of the ILECs. In addition, where appropriate, TCG has the ability to link its customers to its networks through a variety of technologies including the use of microwave services, including 38 gigahertz ("GHz") milliwave services. TCG plans to expand into additional metropolitan markets, which TCG believes will further broaden its customer base and enhance its ability to attract national business accounts for its services.

  . Offer high quality networks and superior customer service. TCG believes that it offers cost and service quality advantages over ILECs as a result of its integrated operations, customer support, network monitoring and management systems and state-of-the-art technology deployed in TCG's digital networks. TCG consults closely with its customers to develop competitively priced telecommunications services that are tailored to their particular needs. TCG's centrally managed customer care and support operations are also designed to facilitate the processing of orders for changes and upgrades in services. TCG believes that it provides greater attention and responsiveness to its customers than do the ILECs.

  . Benefit from working relationships with cable television operators. As of December 31, 1997, the cable television facilities of TCI, Cox and Comcast collectively passed approximately 38% of the country's 94.5 million homes passed by cable television facilities. Through its relationships with cable television operators, including the Cable Stockholders, TCG has historically been able to utilize existing rights-of-way, obtain fiber optic facilities and share the cost of building new fiber optic networks, thereby allowing TCG to achieve significant economies of scale and scope through capital efficiencies in extending its existing networks in a rapid, efficient and cost-effective manner. TCG is currently working with certain Cable Stockholders for the provisioning of residential or multiple dwelling unit telephony services with TCG providing switching, call processing, calling features and ancillary services. Beginning as technical trials, these efforts have expanded into limited commercial offerings in certain locations in Connecticut, Michigan, Illinois, Maryland, Texas and Florida.

  . Spearhead regulatory reform. As the first and largest CLEC, TCG has been at the forefront of industry efforts for over a decade to introduce competition to the local telecommunications market. TCG has aggressively pursued the goal of making competitive local exchange services economically, technically and operationally feasible by working for legislative and regulatory reform and through negotiations with ILECs. TCG has continued its regulatory reform activities in an effort to ensure that the 1996 Act is implemented and interpreted in a manner that promotes fair competition for telecommunications services.

  . Capitalize on management team experience. TCG's management team is comprised of executives who are recognized as leaders in the development of the competitive local telecommunications industry. This management team has extensive operational, technical, financial and regulatory expertise as well as a proven track record in a rapidly changing marketplace.

  The AT&T Merger Agreement (as defined below) contains certain restrictions on the conduct of TCG's business prior to the consummation of the AT&T Merger which are likely to affect TCG's pursuit of its strategies.

THE TCG REORGANIZATION

  Prior to its initial public offering in 1996, TCG was owned by subsidiaries of the Cable Stockholders. The business was operated through TCG and, beginning in 1992, TCG Partners, which is a New York general partnership which was initially owned by the Cable Stockholders in the same percentages as TCG. TCG Partners was formed to invest, with TCG, the Cable Stockholders and other cable operators, in 14 local market partnerships (the "Local Market Partnerships") to develop and operate local telecommunications networks. The Local Market Partnerships were owned by TCG and/or TCG Partners, certain of the Cable Stockholders which had cable operations in the particular markets addressed by the Local Market Partnerships and, in some cases, other cable operators in such markets. To simplify this complex ownership structure, TCG and the Cable Stockholders agreed to consolidate the ownership of TCG Partners and of the Local Market Partnerships as wholly-owned subsidiaries of TCG (the "TCG Reorganization"). As part of this process, certain of the other cable operators agreed to sell their interests in the Local Market Partnerships to TCG directly or through a Cable Stockholder. See "Certain Relationships and Related Transactions of TCG--The TCG Reorganization." The financial statements for one of the Local Market Partnerships were previously consolidated with those of TCG. Therefore, as a result of the TCG Reorganization, TCG consolidated the financial statements of only 13 of the 14 Local Market Partnerships.

THE AT&T MERGER

  On January 8, 1998, TCG entered into an Agreement and Plan of Merger (the "AT&T Merger Agreement") with AT&T and TA Merger Corp., a wholly-owned subsidiary of AT&T ("AT&T Merger Sub"), pursuant to which, subject to satisfaction of the closing conditions specified therein, AT&T Merger Sub would merge with and into TCG, with TCG surviving as a wholly-owned subsidiary of AT&T (the "AT&T Merger"). TCG and AT&T expect that the AT&T Merger will be consummated subsequent to the consummation of the Merger. Statements made herein regarding the AT&T Merger Agreement are not complete, and reference is made to the copy of the AT&T Merger Agreement filed with the Commission as an exhibit to TCG's Report on Form 8-K on January 26, 1998. The following disclosure is qualified in its entirety by such reference.

  In the AT&T Merger, each share of TCG Class A Common Stock (including shares issued to former ACC stockholders in the Merger, assuming that the Merger occurs prior to the AT&T Merger) and each share of the Class B Common Stock of TCG, par value $0.01 per share (the "TCG Class B Common Stock," and, together with the TCG Class A Common Stock, the "TCG Common Stock") will be converted into 0.943 of a share of AT&T common stock. TCG and AT&T expect that the exchange will be tax-free to TCG stockholders, except to the extent cash is received in lieu of fractional shares. The AT&T Merger Agreement contains customary representations and warranties of the parties, which will not survive effectiveness of the AT&T Merger. In addition, the AT&T Merger Agreement contains certain restrictions on the conduct of TCG's business prior to the consummation of the AT&T Merger. Pursuant to the AT&T Merger Agreement, TCG has agreed, for the period prior to the AT&T Merger, to operate its business in the ordinary course, refrain from taking various corporate actions without the consent of AT&T, and not solicit or enter into negotiations or agreements relating to a competing business combination.

  Pursuant to a Voting Agreement among the Cable Stockholders and AT&T, each Cable Stockholder executed and delivered to TCG a written consent in favor of and approving the AT&T Merger Agreement and the AT&T Merger. As a result, so long as the provisions of the AT&T Merger Agreement are not amended or waived, as specified therein, no further vote or meeting of TCG stockholders is necessary to approve or consummate the AT&T Merger. AT&T will register the shares of AT&T common stock to be issued in the AT&T Merger in exchange for shares of TCG Common Stock. AT&T will file a Registration Statement on Form S-4 to register such shares of AT&T common stock, and such registration statement will contain an information statement (the "AT&T-TCG Information Statement") that TCG will distribute to its stockholders. Stockholders of ACC will also receive the AT&T-TCG Information Statement at such time as it is mailed to TCG stockholders.

  Pursuant to the Voting Agreement, each of the Cable Stockholders, on behalf of itself and certain of its affiliates, also agreed that (i) certain rights-of-way, colocation and similar agreements with TCG and its affiliates would be amended as of January 8, 1998 to provide that each such agreement would remain in effect for the longer of five years from such date and the current term of such agreement; and (ii) certain existing facilities agreements, facilities lease agreements or other arrangements (including arrangements relating to future agreements) relating to the lease or other grant of right to use fiber optic facilities between such Cable Stockholder or any of its affiliates and TCG or any of its subsidiaries would be automatically amended as of January 8, 1998 to conform with a form of Master Facilities Agreement agreed to by AT&T, the Cable Stockholders and TCG at the time of the execution of the AT&T Merger Agreement.

  Consummation of the AT&T Merger is subject to certain closing conditions, including TCG and AT&T obtaining certain required regulatory approvals and other related consents. Accordingly, there can be no assurance that the AT&T Merger will be successfully consummated or, if successfully completed, when it might be completed.

TCG RECENT DEVELOPMENTS

  Kansas City Fiber Network, L.P. In December 1997, TCG agreed to purchase substantially all of the assets used in connection with a fiber optic communications system of Kansas City Fiber Network, L.P. ("KCFN"), a CLEC, a majority of the equity of which is owned by TCI. Pending the closing of such transaction, TCG is providing certain services in connection with the operations of such communications system, which is located in the Kansas City Missouri/Overland Park, Kansas metropolitan area. The purchase price is approximately $55 million in cash and TCG will be required to assume certain obligations of the seller. Consummation of the purchase of the assets of KCFN is subject to the receipt of required regulatory approvals and other related consents. Accordingly, there can be no assurance that the purchase of the assets of KCFN will be successfully consummated or, if successfully completed, when it might be completed.

  TCI Subordinated Note. In December 1997, TCG repaid at a discounted value of approximately $25.1 million the TCI subordinated note (the "TCI Subordinated Note"), in the original principal amount of $26 million, that it had issued to TCI in the TCG Reorganization.

  1997 Equity Offering. On November 13, 1997, TCG consummated a public offering of 17,250,000 shares of TCG Class A Common Stock (the "1997 Equity Offering"). Of the 17,250,000 shares, 7,304,408 shares were offered by TCG (realizing net proceeds of approximately $317.4 million to TCG) and 9,945,592 shares were offered by Continental Holding Company, a Massachusetts business trust, the shares of which are owned by MediaOne of Delaware, Inc., which is wholly owned by U S WEST, Inc. ("U S WEST"). MediaOne of Delaware, Inc. was formerly known as Continental Cablevision, Inc. ("Continental"). Continental acquired its interest in TCG in May 1993. As a result of the consummation of the 1997 Equity Offering, Continental does not hold any shares of TCG Common Stock.

  BizTel Communications, Inc. On October 29, 1997, TCG acquired the remaining 50.1% equity interest in BizTel Communications, Inc. ("BizTel") not owned by TCG in exchange for the issuance of 1,667,631 shares of TCG Class A Common Stock (with cash paid in lieu of any fractional shares). TCG had previously acquired a 49.9% interest in BizTel in February 1996. BizTel holds FCC licenses to provide telecommunications services utilizing 38 GHz digital milliwave transmission in over 200 geographic areas, which include more than 95 of the 100 largest metropolitan markets and all markets where TCG operates. BizTel's 38 GHz milliwave services can be used by TCG to economically connect customers to TCG's fiber optic networks, to provide network redundancy, diverse routing or quick temporary installations and to provide stand-alone facilities where TCG does not have fiber optic networks.

  Eastern TeleLogic Corporation. Effective as of March 1, 1997, TCG completed its acquisition of Eastern TeleLogic Corporation ("ETC") for 2,757,083 shares of TCG Class A Common Stock. TCG also assumed $52.6 million in ETC debt and loaned $115 million to ETC, the proceeds of which were used by ETC to redeem the stock held by certain minority shareholders. The acquisition of ETC provides TCG with access to the Philadelphia market, the nation's fifth largest market, and allows TCG to establish a contiguous network between Boston and Washington, D.C. ETC operates a Class 5 digital telephone switch on its 525-mile fiber optic network which connects to more than 360 buildings. After the acquisition, the name of ETC was changed to TCG Delaware Valley, Inc.

  CERFnet Services, Inc. On February 4, 1997, TCG acquired from General Atomic Technologies Corporation and General Atomics all the outstanding capital stock of CERFnet Services, Inc. ("CERFnet"), a leading regional provider of Internet-related services to businesses, including dial-up and dedicated Internet access, World Wide Web hosting, and colocation services and Internet training. TCG issued to General Atomics, CERFnet's former controlling stockholder, 2,100,000 shares of TCG Class A Common Stock and granted to General Atomics and certain of its stockholders certain registration rights with respect to such shares. After the acquisition, the name of CERFnet was changed to TCG CERFnet, Inc.

  TCG's principal executive offices are located at 437 Ridge Road, Executive Building 3, Dayton, New Jersey 08810, and its telephone number is 732-392-2000.

BUSINESS OF ACC CORP.

  ACC is a switch-based provider of telecommunications services in the United States, Canada, the United Kingdom (the "U.K.") and Germany. ACC primarily provides long distance telecommunications services to a diversified customer base of businesses, residential customers and educational institutions. ACC also provides local telephone service as a switch-based local exchange reseller in upstate New York and Massachusetts and as a reseller of local exchange services in Ontario and Quebec, Canada. ACC entered the German market during 1997 as a switchless reseller of long distance telecommunications services and became a switch-based provider in Germany in February of 1998. ACC operates an advanced telecommunications network, consisting of ten long distance international and domestic switches located in the U.S., Canada, the U.K. and Germany, six local exchange switches located in the U.S., leased transmission lines, indefeasible rights of use in international submarine cables ("IRUs") and network management systems designed to optimize traffic routing.

  ACC's objective is to grow its telecommunications customer base in its existing markets and to establish itself in deregulating Western European markets that have high density telecommunications traffic when ACC believes that business and regulatory conditions warrant. The key elements of ACC's business strategy are: (1) to broaden ACC's penetration of the U.S., Canadian, U.K. and German telecommunications markets by expanding its long distance, local and other service offerings and geographic reach; (2) to utilize ACC's operating experience as an early entrant in deregulating markets in the U.S., Canada and the U.K. to penetrate other deregulating telecommunications markets that have high density telecommunications traffic; (3) to achieve economies of scale and scope in the utilization of ACC's network; and (4) to seek acquisitions, investments or strategic alliances involving assets or businesses that are complementary to ACC's current operations.

  ACC's principal competitive strengths are: (1) ACC's sales and marketing organization and the customized service ACC offers to its customers; (2) ACC's offering of competitive prices, which ACC believes generally are lower than prices charged by the major carriers in each of its markets; (3) ACC's position as an early entrant in the U.S., Canadian and U.K. markets as an alternative carrier; (4) ACC's focus on more profitable international telecommunications traffic between the U.S., Canada and the U.K.; and (5) ACC's switched-based networking capabilities. ACC believes that its ownership of switches reduces its reliance on other carriers and enables ACC to efficiently route telecommunications traffic over multiple leased transmission lines and IRUs and to control costs, call record data and customer information. The availability of existing transmission capacity in its markets makes leasing of transmission lines attractive to ACC and enables it to grow network usage without having to incur the significant capital and operating costs associated with the development and operation of a transmission line infrastructure.

  ACC primarily targets business customers with approximately $500 to $15,000 of monthly usage, selected residential customers and colleges and universities. ACC believes that, in addition to being price-driven, these customers tend to be focused on customer service, more likely to rely on a single carrier for their telecommunications needs and less likely to change carriers than larger commercial customers. The diversity of ACC's targeted customer base enhances network utilization by combining business-driven workday traffic with night and weekend off-peak traffic from student and residential customers. ACC strives to be more cost effective, flexible, innovative and responsive to the needs of its customers than the major carriers, which principally focus their direct sales efforts on large commercial accounts and residential customers.

  ACC was originally incorporated in New York in 1982 under the name A.C. Teleconnect Corp. and was reincorporated in Delaware in 1987 under the name ACC Corp. ACC Corp.'s consolidated subsidiaries include ACC National Long Distance Corp., ACC National Telecom Corp. and ACC Long Distance Corp. (collectively, "ACC U.S."), ACC TelEnterprises Ltd. ("ACC Canada") and ACC Long Distance UK Limited ("ACC U.K."). ACC's principal executive offices are located at 400 West Avenue, Rochester, New York 14611 and its telephone number at that address is 716-987-3000.

ACC RECENT DEVELOPMENTS

  ACC Management Changes. On December 5, 1997, ACC announced that its Chairman of the Board of Directors and Chief Executive Officer, David K. Laniak, 62, had died unexpectedly due to health-related complications. As a result, ACC's Board of Directors named Robert M. Van Degna, Chairman of the Board of

Directors. Mr. Van Degna has served as an outside director of ACC since 1995. ACC's Board of Directors also established an Office of the Chief Executive to jointly perform the functions of Chief Executive Officer, consisting of Christopher Bantoft, Executive Vice President, Michael R. Daley, Executive Vice President and Chief Financial Officer, and Steve M. Dubnik, Executive Vice President.

  U.S. WATS Merger. On October 28, 1997, ACC entered into an Agreement and Plan of Merger (the "USW Merger Agreement"), by and among ACC, ACC Acquisition-Blue Corp., a Delaware corporation wholly owned by ACC ("Acquisition Sub"), and US WATS, Inc., a New York corporation ("USW"), pursuant to which Acquisition Sub would have merged with and into USW (the "USW Merger"). On March 11, 1998, for reasons beyond the control of both parties which made it impossible to conclude the USW Merger prior to the March 31, 1998 termination date, ACC and USW agreed to a mutual termination of the USW Merger Agreement.

MARKET PRICE INFORMATION

  TCG Class A Common Stock commenced trading on Nasdaq on June 27, 1996 under the symbol "TCGI". As of March 25, 1998, the last reported sale price of the TCG Class A Common Stock was $59 15/16. As of March 23, 1998, there were approximately 12,453 holders of record of the TCG Class A Common Stock. The following table sets forth the high and low sale prices of the TCG Class A Common Stock as reported by Nasdaq for each of the quarters in the period commencing June 27, 1996 through December 31, 1997 and the first quarter of 1998 through March 25, 1998.

                                                                   HIGH   LOW
                                                                 -------- ---
   1996
   Second Quarter............................................... $19 1/8  $16
   Third Quarter................................................  27 3/8  14 1/8
   Fourth Quarter...............................................  35 3/8   22
   1997
   First Quarter................................................  35 1/4  22 5/8
   Second Quarter...............................................  34 1/8   21
   Third Quarter................................................  46 1/8  33 1/2
   Fourth Quarter...............................................  60 7/32 44 1/4
   1998
   First Quarter (through March 25, 1998).......................  60 5/8  52 3/8

  ACC Stock is traded on Nasdaq under the symbol "ACCC". The last reported sale price of the ACC Stock on Nasdaq on March 25, 1998, was $54 1/8 per share. There were approximately 3,800 holders of record of ACC Stock as of March 18, 1998. The following table sets forth for the periods indicated the high and low sale prices of ACC Stock as reported during each quarterly period in 1996, 1997 and 1998 (through March 25, 1998) on Nasdaq. The prices do not include retail mark ups, mark downs or commissions. Information presented below has been adjusted to reflect a three-for-two stock split that was distributed on August 8, 1996.

                                                              HIGH       LOW
                                                            --------- ---------
   1996
   First Quarter........................................... $20 11/64 $14 53/64
   Second Quarter..........................................  32 27/64  18 37/64
   Third Quarter...........................................  54 3/4    29 1/2
   Fourth Quarter..........................................  47 3/4    24 3/4
   1997
   First Quarter...........................................  36 1/4    20 1/2
   Second Quarter..........................................  31 5/8    14 1/4
   Third Quarter...........................................    37      28 1/2
   Fourth Quarter..........................................  52 7/8      25
   1998
   First Quarter (through March 25, 1998)..................  54 3/8    46 3/8

  On November 25, 1997, the date immediately prior to the public announcement of the transactions contemplated by the Merger Agreement, the last reported sale price of the ACC Stock on Nasdaq was $43 1/2 per share. On November 25, 1997, the last reported sale price of the TCG Class A Common Stock on Nasdaq was $49 1/4 per share.

COMPARATIVE PER SHARE DATA

  The table below sets forth historical per share data of TCG and ACC and pro forma combined per share data as if the Merger had been completed. The pro forma combined information in the table is based upon the historical financial statements of TCG and ACC, and is unaudited. The pro forma combined information is presented for comparison purposes only and is not intended to predict TCG's actual operating results and financial position following completion of the Merger.

                                                               AT OR FOR YEAR
                                                             ENDED DECEMBER 31,
                                                                    1997
                                                             ------------------
HISTORICAL:
Per Share of TCG Common Stock:
  Book value...............................................        $ 5.90
  Cash dividends declared..................................           --
  Earnings (loss)..........................................        $(1.34)
Per Share of ACC Stock:
  Book value...............................................        $ 8.00
  Cash dividends declared..................................           --
  Earnings--basic..........................................        $ 0.62
  Earnings--diluted........................................        $ 0.59
PRO FORMA FOR MERGER:
Combined per share of TCG Common Stock and per share of ACC
 Stock equivalent:
  Book value...............................................        $10.37
  Cash dividends declared..................................           --
  Earnings (loss)..........................................        $(1.25)

DIVIDEND POLICY OF TCG

  TCG has never paid or declared dividends on the TCG Common Stock and intends to retain future earnings to finance the development and expansion of its networks and operations. TCG does not anticipate paying any cash dividends in the foreseeable future on the TCG Common Stock. Any decision whether to pay cash dividends will be made by TCG's Board of Directors in light of the conditions then existing, including TCG's results of operations, financial condition and requirements, business conditions and other factors. In addition, the Indentures governing TCG's 9 7/8% Senior Notes due 2006 (the "TCG Senior Notes") and 11 1/8% Senior Discount Notes due 2007 (the "TCG Senior Discount Notes") contain covenants which may limit the ability of TCG to pay dividends on the TCG Class A Common Stock.

  SUMMARY CONSOLIDATED AND COMBINED FINANCIAL AND OTHER OPERATING DATA OF TCG

  Historical summary combined financial data for the years 1993, 1994 and 1995 have been derived from the combined audited historical financial statements of TCG and TCG Partners, and the historical summary consolidated financial data set forth below for 1996 and 1997 have been derived from the consolidated audited historical financial statements of TCG. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of TCG," and the consolidated Financial Statements of TCG and the combined Financial Statements of TCG and TCG Partners and the notes thereto included in this Proxy Statement/Prospectus. The financial statements for the years 1995 through 1997 have been audited by Deloitte & Touche LLP, independent auditors, whose report, included in TCG's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 TCG Form 10-K"), has been included in this Proxy Statement/Prospectus. The following tables also present unaudited pro forma financial data for the year ended December 31, 1997 as if the Merger had occurred on January 1, 1997. Operating results for the year ended December 31, 1997 are not necessarily indicative of the results that may be expected for the full year. The summary unaudited pro forma financial information does not purport to represent what TCG's results of operations would actually have been if the transaction that gave rise to the pro forma adjustments had occurred on the date assumed, nor are they indicative of TCG's future results.

                                                     YEARS ENDED DECEMBER 31,
                          ------------------------------------------------------------------------------------
                                                                                               TCG/ACC
                                                                                             PRO FORMA(1)
                                                                                               CONSOLI-
                                                                                                DATED
                             1993         1994         1995          1996          1997          1997
                          -----------  -----------  -----------  ------------  ------------  ------------
                                         (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
STATEMENTS OF OPERATIONS
 DATA:
Revenues:
 Telecommunications
  services..............  $    82,374  $    99,983  $   134,652  $    244,864  $    494,304  $    866,776
 Management and royalty
  fee from local market
  partnerships(2).......        1,555       20,691       31,517        22,805           --            --
                          -----------  -----------  -----------  ------------  ------------  ------------
  Total revenues........       83,929      120,674      166,169       267,669       494,304       866,776
                          -----------  -----------  -----------  ------------  ------------  ------------
Operating expenses......       54,218       76,572       93,118       157,591       283,440       505,470
Selling, general and
 administrative(3)......       34,281       39,989       50,475        85,025       165,977       278,164
In-process research and
 development costs(4)...          --           --           --            --         22,000        22,000
Depreciation and
 amortization...........       16,197       19,933       37,837        78,416       155,402       200,796
                          -----------  -----------  -----------  ------------  ------------  ------------
Operating (loss)........      (20,767)     (15,820)     (15,261)      (53,363)     (132,515)     (139,654)
                          -----------  -----------  -----------  ------------  ------------  ------------
Interest:
 Interest income........        1,072        1,711        4,067        30,219        31,111        31,326
 Interest expense.......       (1,407)      (5,079)     (23,331)      (73,633)     (116,172)     (119,901)
                          -----------  -----------  -----------  ------------  ------------  ------------
Net interest expense....         (335)      (3,368)     (19,264)      (43,414)      (85,061)      (88,575)
                          -----------  -----------  -----------  ------------  ------------  ------------
Foreign exchange gain
 (loss).................          --           --           --            --            --           (162)
Minority interest(5)....          796        1,395          663         3,520           --            --
Equity in losses of
 unconsolidated
 affiliates.............       (2,114)     (11,763)     (19,541)      (19,400)       (3,427)       (3,427)
                          -----------  -----------  -----------  ------------  ------------  ------------
Loss before income
 taxes..................      (22,420)     (29,556)     (53,403)     (112,657)     (221,003)     (231,818)
Income tax benefit
 (provision)............        4,149         (433)        (401)       (2,193)       (1,664)       (2,140)
                          -----------  -----------  -----------  ------------  ------------  ------------
Net (loss)..............  $   (18,271) $   (29,989) $   (53,804) $   (114,850) $   (222,667) $   (233,958)
                          ===========  ===========  ===========  ============  ============  ============
Net (loss) per share....  $     (0.26) $     (0.43) $     (0.77) $      (1.00) $      (1.34) $      (1.25)
                          ===========  ===========  ===========  ============  ============  ============
Weighted average number
 of shares..............   70,000,140   70,000,140   70,000,140   114,443,695   165,728,059   186,833,048
                          ===========  ===========  ===========  ============  ============  ============
OTHER DATA:
 EBITDA(6)..............  $    (4,570) $     4,113  $    22,576  $     25,053  $     44,887  $     83,142
 Cash flow from
  operating activities..       47,438       87,753       36,141        93,618       (21,211)      (16,787)
 Cash flow from
  investing activities..     (149,107)    (265,026)    (207,967)     (913,513)     (341,624)     (433,634)
 Cash flow from
  financing activities..      129,822      171,557      157,688     1,085,573       258,626       344,774
 Capital expenditures...      155,184      143,276      154,807       308,112       501,035       569,535
 Ratio of earnings to
  fixed charges(7)......          --           --           --            --            --            --

                                                                                  TCG/ACC
                                         AS OF DECEMBER 31,                      PRO FORMA
                         ------------------------------------------------------ CONSOLIDATED
                           1993       1994       1995        1996       1997        1997
                         ---------  ---------  ---------  ---------- ---------- ------------
                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents
 and marketable
 securities............. $  31,716  $  26,000  $  11,862  $  718,346 $  480,159  $  484,147
Working capital.........   (15,278)   (32,719)   (47,083)    545,325    224,889     221,710
Fixed assets--at cost...   329,686    422,964    545,653   1,304,229  1,873,083   2,063,065
Total assets............   365,202    486,983    614,793   2,050,097  2,456,301   3,642,989
Long-term debt
 (including capital
 lease obligations).....    29,689    200,462    368,464   1,021,063  1,054,079   1,144,300
Minority interest.......    12,661      2,903      4,409         --         --          --
Stockholders' equity &
 partners' capital
 (deficit)..............   209,141    179,152    125,348     796,870  1,031,616   2,031,616
                                         AS OF DECEMBER 31,
                         ------------------------------------------------------
                           1993       1994       1995        1996       1997
                         ---------  ---------  ---------  ---------- ----------
OPERATING DATA: (8)
Metropolitan markets
 served.................        18         33         48          51         65
Route miles.............     1,952      3,902      5,428       6,744      9,474
Fiber miles.............    90,700    167,314    253,285     346,039    491,097
Voice grade circuits.... 1,101,317  1,759,058  2,870,837   4,428,770  7,350,527
Digital telephone
 switches...............         4          6         21          25         35
Employees...............       725      1,125      1,499       2,050      3,059

--------

(1) Pro Forma adjustments include the amortization of goodwill recorded in the Merger, the elimination of transactions between TCG and ACC, and the reclassification of bad debt expense for ACC from selling, general and administrative expense to operating expense. The fair value of the net assets acquired, including the allocation of goodwill and other intangible assets, is currently being reviewed by management. Certain items have been reclassified from prepaid expenses on the consolidated balance sheet of ACC to fixed assets to conform with the TCG presentation. The pro forma financial information presented above is not necessarily indicative of the operating results which would have been achieved had the Merger occurred at the beginning of the periods presented or of the results to be achieved in the future.

(2) Under the terms of various management services arrangements among TCG and its unconsolidated Local Market Partnerships and certain other affiliates, TCG provided operating and administrative support services to such entities, for which it earned management fees. Upon consummation of the TCG Reorganization, these fees were no longer reflected as revenues.

(3) Included in selling, general and administrative expenses are expenses incurred for services provided to the Local Market Partnerships, in the amounts of $1.4 million, $19.4 million, $29.6 million and $21.4 million for the years 1993, 1994, 1995 and 1996, respectively.

(4) In December 1997, TCG evaluated the acquired assets and liabilities of CERFnet, and as a result of the evaluation, TCG expensed acquired in-process research and development costs.

(5) Minority interest reflects Fidelity Communications Inc.'s equity interest in Teleport Communications Boston for 1993 and 1994; a Cox affiliate's interest in TCG San Diego for 1993 and 1994; and TCI and Continental affiliates' interests in TCG St. Louis for 1994, 1995 and 1996. In 1996, after giving effect to the TCG Reorganization and the 1996 Offerings (as defined herein), the minority interest reflects Viacom Telecom, Inc.'s equity interests of 22.2% and 22.9% in TCG Seattle and TCG San Francisco, respectively, and InterMedia Partners' equity interest of 4.2% in TCG San Francisco. In 1997, TCG no longer recorded minority interest for the Local Market Partnerships due to the completion of the TCG Reorganization.

(6) EBITDA consists of earnings (loss) before interest, income taxes, depreciation, amortization, minority interest and equity in losses of unconsolidated affiliates. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding TCG's operating results. EBITDA is not intended to represent cash flows or results of operations in accordance with U.S. GAAP for the periods indicated. TCG's use of EBITDA may not be comparable to similarly titled measures due to the use by other companies of different financial statement components in calculating EBITDA. In 1997 this amount represents Recurring EBITDA which is defined as EBITDA excluding a one-time non-recurring charge for acquired in-process research and development costs.

(7) The ratio of earnings to fixed charges is computed by dividing pretax income from operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized and that portion of rental expense TCG believes to be representative of interest. For the years 1993, 1994, 1995, 1996 and 1997, earnings were insufficient to cover fixed charges by $23.2 million, $31.0 million, $54.1 million, $116.2 million and $221.0 million, respectively. On a pro forma basis for the Merger, for the year ended December 31, 1997, earnings would have been insufficient to cover fixed charges by $231.8 million.

(8) Operating data in all periods reflect operations of TCG, TCG Partners and the Local Market Partnerships and are derived from unaudited non-financial records which were prepared by TCG.

                    SUMMARY HISTORICAL FINANCIAL DATA OF ACC

  The following table presents summary historical financial data of ACC. The historical data for each of the years in the five-year period ended December 31, 1997 have been derived from the audited historical consolidated financial statements of ACC.

  These data should be read in conjunction with, and are qualified in their entirety by, the consolidated financial statements of ACC and the related notes thereto, which are included herein. See "Index to Financial Statements--ACC Corp. and Subsidiaries."

                                           YEAR ENDED DECEMBER 31
                                ----------------------------------------------
                                  1993     1994    1995(6)     1996   1997(4)
                                -------- --------  --------  -------- --------
                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                  AMOUNTS)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Total revenue.................. $105,946 $126,444  $188,866  $308,767 $372,613
Net income (loss) from
 continuing operations(1)...... $  1,653 $(11,329) $ (5,354) $  7,765 $ 10,391
Net income (loss) from
 continuing operations after
 Series A Preferred Stock
 dividends and accretion(1).... $  1,653 $(11,329) $ (5,894) $  5,284 $ 10,391
Net income (loss) from
 continuing operations after
 Series A Preferred Stock
 dividends and accretion per
 common and common equivalent
 share(2)
 --basic....................... $   0.16 $  (1.09) $  (0.52) $   0.37 $   0.62
 --diluted..................... $   0.16 $  (1.09) $  (0.52) $   0.34 $   0.59
OTHER FINANCIAL DATA:
Cash dividends declared per
 share of Class A Common
 Stock(2)(3)................... $   0.40 $   0.08  $   0.02  $    --  $    --
                                                DECEMBER 31,
                                ----------------------------------------------
                                  1993     1994    1995(6)     1996   1997(4)
                                -------- --------  --------  -------- --------
CONSOLIDATED BALANCE SHEET
 DATA:
Total assets(5)................ $ 61,718 $ 84,448  $123,984  $204,031 $319,618
Long term debt, excluding
 current maturities............ $  1,795 $ 29,914  $ 28,050  $  6,007 $ 90,221
Redeemable preferred stock..... $    --  $    --   $  9,448  $    --  $    --
Shareholders' equity........... $ 31,506 $ 19,086  $ 26,407  $117,863 $137,716

--------
(1) Includes impact of $2,160 of charges incurred in 1994 in connection with enhancement of the ACC network to prepare for equal access for its Canadian customers. Also includes an asset write-down of $12,807 in 1993.
(2) On June 14, 1996, the ACC Board of Directors authorized a three-for-two stock split in the form of a stock dividend issued on August 8, 1996 of the ACC Stock to shareholders of record as of July 3, 1996. Share and per share amounts for all prior periods have been adjusted for the stock split.
(3) The ACC financing arrangements restrict the payment of dividends on the ACC Stock. ACC anticipates that it will not pay dividends in the foreseeable future.

(4) Includes the results of operations of companies acquired by ACC during 1997: Transphone International Ltd. from June 1, 1997, United Telecom Ltd. from July 1, 1997, VISTA International Communications Inc. from August 1, 1997, and Telenational Communications Deutschland Limited Partnership from July 1, 1997.
(5) Balance sheet data from discontinued operations is excluded.

(6) Includes the results of operations of Metrowide Communications from August 1, 1995, the date of acquisition.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  Certain of the statements contained in this Proxy Statement/Prospectus that are not historical facts, including, without limitation, statements of future expectations, projections of results of operations and financial condition, statements of future economic performance and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of TCG and ACC to differ materially from those contemplated in such forward-looking statements. In addition to the specific matters referred to herein, including, without limitation, those noted under the caption "Risk Factors," important factors which may cause actual results to differ from those contemplated in such forward-looking statements include: (i) the results of TCG's and ACC's efforts to implement its business strategy; (ii) the effect of economic conditions;
(iii) actions of TCG's and ACC's competitors and TCG's and ACC's ability to respond to such actions; (iv) the cost of TCG's capital, which may depend in part on TCG's portfolio quality, ratings, prospects and outlook; (v) changes in government regulation, tax rates and other similar matters; and (vi) other risks detailed in TCG's and ACC's other filings with the Commission.

                                 RISK FACTORS

NONREALIZATION OF SYNERGIES

  The Merger involves the integration of two companies that have previously operated independently. No assurance can be given that TCG will integrate the respective operations of TCG and ACC without encountering difficulties or experiencing the loss of key ACC personnel or that the benefits expected from such integration will be realized. In addition, there can be no assurance that ACC will realize anticipated synergies from the Merger. See "The Merger--ACC's Reasons for the Merger."

PENDENCY OF THE AT&T MERGER

  The pendency of the AT&T Merger could have the effect of causing the prices at which shares of TCG Class A Common Stock trade prior to and after the Merger to be greater than or less than the trading prices that would otherwise prevail. In addition, substantial delay in consummating, or failure to consummate, the AT&T Merger could have a material impact on the trading price of TCG Class A Common Stock.

  Pursuant to the Voting Agreement executed in connection with the AT&T Merger, the Cable Stockholders have approved the AT&T Merger. Therefore, during the pendency of the AT&T Merger, any competing merger proposal, tender offer or proxy contest would be precluded, even if such action were favored by a majority of the holders of the TCG Class A Common Stock.

NEGATIVE CASH FLOW AND OPERATING LOSSES

  The capital expenditures of TCG associated with the installation, development, expansion and acquisition of its existing and new telecommunications networks are substantial, and a significant portion of these expenditures generally are incurred before any revenues are realized. These expenditures, together with associated initial operating expenses, generally result in negative cash flow and operating losses until an adequate customer base and revenue stream for these networks have been established. TCG expects to incur net losses for the foreseeable future as it continues to install, develop, expand and acquire its existing and new telecommunications networks and as it expands its long distance and Internet services. There can be no assurance that an adequate revenue base will be established in each of TCG's networks or that TCG will achieve or sustain profitability or generate sufficient positive cash flow to service its debt.

SIGNIFICANT CAPITAL REQUIREMENTS

  The development and expansion of TCG's existing and new networks and services, including long distance services, will require significant additional capital expenditures. TCG will continue to evaluate additional revenue opportunities in each of its markets and, as additional opportunities develop, TCG plans to make additional capital investments in its networks that are required to pursue such opportunities.

  TCG expects to meet its capital needs with the proceeds of the 1996 Offerings, the 1997 Equity Offering, internally generated cash flow, together with the proceeds from existing and future credit facilities and other borrowings, and the proceeds from sales of additional debt and equity securities. TCG New York, Inc., a wholly- owned subsidiary of TCG ("TCGNY"), has entered into an Amended and Restated Loan Agreement (the "Revolving Credit Agreement"), pursuant to which certain financial institutions have agreed to lend TCGNY up to $400 million to be used in part to fund TCG's expansion and development of its networks, of which $344.4 million was available as of December 31, 1997. The ability of TCGNY to make distributions to TCG and to borrow the undrawn portion of the commitment under the Revolving Credit Agreement is subject to the compliance by TCGNY with the covenants contained therein.

  The incurrence of long-term indebtedness by TCG in an amount in excess of $4 billion is subject to certain state regulatory approval in New York and in New Jersey.

  There can be no assurance that TCG will be successful in generating sufficient cash flow or raising debt or equity capital in sufficient amounts on terms acceptable to it. The ability of TCG to borrow amounts under the Revolving Credit Agreement and to raise debt or equity capital is subject to limitations imposed under the AT&T Merger Agreement. The failure to generate sufficient cash flow or to raise sufficient funds may require TCG to delay or abandon some or all of its development and expansion plans, which could have a material adverse effect on TCG's growth, its ability to compete in the telecommunications services industry and its ability to service its debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of TCG--Liquidity and Capital Resources."

SUBSTANTIAL LEVERAGE

  TCG is highly leveraged. As of December 31, 1997, TCG had approximately $1.1 billion of consolidated total debt and $1.0 billion of consolidated stockholders' equity. The degree to which TCG is leveraged could have a material adverse effect upon TCG. For example: (i) TCG's ability to obtain additional financing in the future for capital expenditures, acquisitions, working capital or general corporate or other purposes may be limited, (ii) a substantial portion of TCG's cash flow from operations will be dedicated to the payment of the principal of, and interest on, its debt and (iii) TCG's substantial leverage may make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions. In addition, a failure to comply with the covenants and other provisions of its debt instruments could result in events of default under such instruments, which could permit acceleration of the debt under such instruments and in some cases acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions.

  Although TCG believes that it will be able to generate sufficient cash flow from operations to meet its debt service obligations as they become due, if it is unable to do so, it could face liquidity problems. In such circumstances, TCG may be required to renegotiate the terms of the instruments relating to its long-term debt or to refinance all or a portion of its long-term debt. There can be no assurance, however, that TCG will be able to successfully renegotiate such terms or refinance its indebtedness on terms acceptable to it. If TCG were unable to refinance its indebtedness or obtain new financing under these circumstances, TCG would have to consider various other options such as the sale of certain assets to meet its required debt service, the sale of additional equity, negotiations with its lenders to restructure applicable indebtedness or other options available to it under law.

RISKS OF EXPANSION

  TCG's continued expansion and development of its networks will depend on, among other things, TCG's ability to assess markets, design fiber network backbone routes, install facilities, acquire rights-of-way and building access, including roof rights, obtain any required governmental authorizations and permits and implement interconnection with ILECs, all in a timely manner, at reasonable costs and on terms and conditions acceptable to TCG. TCG's ability to manage this expansion effectively will require it to continue to implement and improve its operational, billing and financial systems and to expand, train and manage its employee base. TCG's inability to expand its existing networks or install new networks or manage effectively such expansion and installation could have a material adverse effect upon TCG's business strategy, financial condition and results of operations. In addition, to the extent that TCG's expansion is carried out through acquisitions, there can be no assurance that any desired acquisition could be made in a timely manner on terms and conditions acceptable to TCG or that any such acquisition could be successfully integrated into TCG's operations.

  Currently, TCG primarily offers local services in domestic markets. However, TCG is rapidly expanding into other related telecommunications services, such as Internet services, long distance and local services in international markets. As TCG expands into new categories of telecommunications services, it will incur certain additional risks in connection with such expansion, including technological compatibility risks, increased risk of losses from unauthorized use of long distance services, increased risk of liability from Internet services, fluctuations in currency exchange rates, potentially adverse tax consequences resulting from exposure to different tax regimes (including, without limitation, high value added taxes), legal and regulatory risks, increased customer credit risks and possible adverse reaction by some of its current customers.

DEPENDENCE UPON INTERCONNECTION WITH ILECS; SUBSTANTIAL COMPETITION

  TCG faces substantial and increasing competition in each of the metropolitan areas it serves or plans to serve from entities that offer services similar to those offered by TCG, including ILECs such as Ameritech, Bell Atlantic (including NYNEX), BellSouth, SBC Communications (including Pacific Telesis Group and Southern New England Telecommunications), U S WEST, Cincinnati Bell and GTE. TCG believes that ILECs generally benefit from their long-standing relations with customers, substantial technical and financial resources, established ubiquitous networks and federal and state regulations that could provide them with increased pricing flexibility as competition increases. In addition, in most of the metropolitan areas in which TCG currently operates, at least one, and sometimes several, other CLECs offer substantially similar services at prices competitive with those of TCG. Other CLECs, ILECs entering new geographic markets, cable television companies, electric utilities, long distance carriers, microwave carriers, wireless telephone system operators and private networks built by large end users may offer services similar to those offered by TCG. In addition, the current trend of actual and proposed business combinations, strategic investments and alliances in the telecommunications, cable television and related industries, which include mergers between participants in the telecommunication industry, may create significant new competitors for TCG.

  The 1996 Act is intended to increase competition in the local telecommunications business. The 1996 Act requires all local exchange providers, including TCG and new entrants, to interconnect with other carriers, and to offer their services for resale and requires ILECs to offer their substantial network facilities on a discounted wholesale basis and on an unbundled basis. These requirements may facilitate entry by new competitors without substantial capital risk or investment. However, there can be no assurance that any rates or facilities offered by ILECs to TCG or other CLECs will be economically attractive or technically viable.

  TCG believes that the 1996 Act will provide it with increased business opportunities and potentially better margins by opening all local markets to competition and by requiring ILECs to provide improved direct interconnection at lower cost. However, under the 1996 Act, the FCC and some state regulatory authorities may provide ILECs with increased flexibility to reprice their service as competition develops and as ILECs allow competitors to interconnect to their networks. In addition, some new entrants in the local market may price certain services to a particular customer or for a particular route below the prices charged by TCG for services to that customer or for that route, just as TCG may itself underprice those new entrants. If ILECs and other competitors lower their rates and can sustain significantly lower prices over time, this may adversely affect revenues and margins of TCG. If regulatory decisions permit the ILECs to charge CLECs substantial fees for interconnection to the ILECs' networks or afford ILECs other regulatory relief, such decisions could also have a material adverse effect on TCG.

  On March 17, 1998, the Staff of the New York Public Service Commission ("NYPSC") released a draft pre-filing agreement that the Staff was considering entering into with New York Telephone. That agreement would set forth certain commitments by New York Telephone relating to opening its local market to competition and complying with the FCC's competitive checklist, in return for which the NYPSC would endorse New York Telephone's FCC petition to enter the interLATA toll market. If the agreement is finalized, it would likely expedite New York Telephone's long distance entry, and could adversely impact TCG's and ACC's competitive standing in the long distance market.

FEDERAL AND STATE REGULATION

  TCG is subject to extensive federal and state regulation, much of which is governed by the 1996 Act. TCG cannot predict the manner in which all aspects of the 1996 Act will be implemented by the FCC and by state regulators or the impact that such implementation and regulation will have on its business. The terms of TCG's interconnection agreements with ILECs pursuant to the 1996 Act and the costs of the negotiations, arbitrations, and regulatory and judicial proceedings associated with obtaining such agreements remain uncertain and depend on the outcome of pending and future litigation, legislation and administrative proceedings. The extent to which TCG will be required to contribute a portion of its gross revenues to support universal service programs under the 1996 Act has been resolved only in part, and the extent to which TCG will be eligible to receive payments from the universal service fund remains uncertain. See "Legislation and Regulation."

  The manner in which the FCC and the courts implement the standards and procedures in the 1996 Act for determining whether certain ILECs (Ameritech, Bell Atlantic, BellSouth, SBC Communications and U S WEST) are permitted to provide long distance services within their telephone service areas may affect TCG's ability to compete with those ILECs and may affect the market share of the major long distance carriers, which are among TCG's largest customers. On December 31, 1997, a federal judge in Texas held that statutory restrictions on the Bell Operating Companies' ("BOCs") provision of long distance services and manufacturing are an unconstitutional bill of attainder because the restrictions target the BOCs without imposing similar restrictions on other similarly situated companies. An appeal is pending before a federal court of appeals. If upheld, this ruling could provide BOCs with a basis for arguing that they should immediately be allowed to provide interLATA communications services and engage in manufacturing. Such a ruling would undercut the basic structure of the 1996 Act, which is designed to encourage the BOCs to open their local markets to competition by offering them permission to offer interLATA services as a quid pro quo.

  These incentives could also be eliminated by legislation: on March 16, 1998, the chairman of the U.S. Senate Communications Subcommittee introduced a bill that would allow BOCs to provide interLATA services within one year after the date of enactment, whether or not they have opened their local markets to competition. While it appears unlikely that this bill will be adopted in the current session of Congress, it could diminish the FCC's resolve to enforce meaningful standards for local competition.

  The FCC is also conducting a proceeding that will likely result in substantial changes to its interstate access charge system. While TCG cannot predict the final outcome, it is likely that the rules ultimately implemented by the FCC will result in a significant restructuring of rates for ILEC interstate switched access services and a significant increase in pricing flexibility for ILECs, which could have a material adverse effect on TCG. See "Legislation and Regulation."

  Various ILECs have argued that certain enhanced service providers, including ISPs, should no longer be exempt from paying exchange access charges. The FCC has considered and rejected arguments that the exemption should be removed, but it could revisit the issue if large amounts of traffic migrate from traditional telecommunication networks to the Internet. In the meantime, certain ILECs have taken the position that they will not compensate CLECs for completing calls to ISPs, even though the 1996 Act and interconnection agreements require CLECs and ILECs to provide reciprocal compensation to each other for completing local calls that originate on each others networks. Several state commissions have considered and rejected the ILECs' position on reciprocal compensation for ISP traffic; the issue is pending before the FCC. TCG cannot predict whether the ILECs will ultimately be successful in asserting their positions, which could have a material adverse effect on TCG, both as an ISP and as a provider of TCG local exchange services to other ISPs.

  The 1996 Act contains other provisions that, depending upon the manner in which they are implemented by the FCC and interpreted by courts, could potentially affect TCG's business, including a provision that limits the ability of a cable television operator and its affiliates to acquire more than a 10% financial interest or any management interest in an ILEC or CLEC that provides local exchange service in such cable operator's franchise area.

  The United States Court of Appeals for the District of Columbia decided on July 1, 1997 to reject the system adopted by the FCC for the compensation of providers of pay telephone services by long distance companies. The Court remanded the matter to the FCC for further proceedings. TCG, as a provider of pay telephone services in a number of metropolitan areas, is a recipient of such pay telephone compensation payments. On October 9, 1997, the FCC adopted new rules which reduce the compensation to providers of pay telephone services.

  In its efforts to encourage more competition in the provision of local telecommunications services, the FCC is making more radio spectrum available for the provision of wireless services. The FCC is also making additional spectrum available for satellite services, some of which will be capable of bypassing all local exchange service providers, including CLECs, to provide service directly to business customers.

  In most states, TCG is subject to certification and tariff filing requirements with respect to intrastate services. Some states may, in addition to requiring the filing of tariffs for intrastate services, impose additional regulatory burdens that may materially affect TCG. See "Legislation and Regulation." TCG now provides interstate services under tariffs filed with the FCC. TCG may in the future be required to cancel its federal tariff filings at the FCC and implement replacement contractual arrangements, which could result in substantial legal and administrative expenses. See "Legislation and Regulation."

  TCG could encounter additional competition from foreign carriers as a result of the World Trade Organization Agreement on Basic Telecommunications Services and implementing decisions by the FCC and comparable agencies in other countries. That agreement will also provide increased opportunities for TCG in other WTO markets.

GOVERNMENTAL AND OTHER AUTHORIZATIONS

  The development, expansion and maintenance of TCG's networks will depend on, among other things, its ability to obtain rights-of-way and other required governmental authorizations and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In some of the cities or municipalities where TCG provides network services, it may pay license or franchise fees, usually based on a percentage of gross revenues, or a per foot right-of-way fee. The 1996 Act permits municipalities to charge such fees only if they are nondiscriminatory, but there can be no assurance that municipalities that presently favor a particular carrier, typically the ILEC, will conform their practices to the requirements of the 1996 Act in a timely manner or without a legal challenge. Furthermore, there can be no assurance that certain cities or municipalities that do not now impose fees will not seek to impose fees, nor can there be any assurance that, following the expiration of existing franchises, fees will remain at their current levels or that the franchises will be renewed. Some of TCG's franchise agreements also provide for increases or renegotiation of fees at intervals prior to the expiration thereof. TCG has recently initiated litigation with several municipalities asserting violations of the requirements of the 1996 Act. The need for such litigation may cause TCG to incur substantial administrative and legal costs. In addition, TCG has experienced substantial delays in obtaining certain municipal and other authorizations required for TCG's network expansion plans. Such delays could have a material adverse effect on TCG and could also compel TCG to enter into materially unfavorable long-term agreements with municipalities and others in an effort to shorten such delays.

  In addition, TCG currently leases, and plans in the future to enter into facility arrangements on an arm's length basis for, significant numbers of optical fibers from cable television operators. There can be no assurance that municipalities which regulate such cable television operators will not seek to impose additional franchise fees on TCG or the cable operators in connection with such leases. There can also be no assurance that such cable television systems or TCG will be able to obtain all necessary permits, licenses, conduit agreements or pole attachment agreements from governmental authorities or private rights-of-way providers necessary to effectuate such lease transactions. The 1996 Act allows the FCC substantial flexibility when establishing regulations governing the rates that incumbent utilities may charge for access to poles, conduits and rights-of-way. The rates charged to TCG should not be affected by the acquisition of TCG by AT&T, but TCG cannot provide any assurance as to how the courts or regulatory authorities will interpret the relevant statutory provisions. As a result, there can be no assurance that TCG will be able to expand its existing networks or develop new networks successfully, which would have a material adverse effect on TCG's growth and financial condition. In connection with the AT&T Merger, the Cable Stockholders have agreed to enter into amendments to their existing facilities agreements and enter into new agreements with TCG upon terms that are favorable to TCG. See "Certain Relationships and Related Transactions of TCG-- Facilities Arrangements."

  If any of TCG's existing franchises, licenses or similar agreements for a particular metropolitan area were terminated prior to its expiration date or not renewed and TCG were forced to remove its fiber or abandon its network in place, such termination would have a material adverse effect on TCG's operations in that metropolitan area and could have a material adverse effect on TCG.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

  TCG has substantial business relations with a few large customers, including the major long distance carriers. During 1997, TCG's 10 largest customers accounted for approximately 40% of TCG's total revenues. During that period, no customer accounted for more than 10% of such revenues. A significant reduction in the level of services TCG performs for any of these customers could have a material adverse effect on TCG's results of operations or financial condition. Most of TCG's customer arrangements are subject to termination on short notice and do not provide TCG with guarantees that service quantities will be maintained at current levels, and there can be no assurance that such arrangements will be continued at the same service quantity levels. The AT&T Merger could make some competitors of AT&T less likely to continue or expand their relationships with TCG. TCG believes that most or all of the major long distance carriers are pursuing alternatives to their current practices with regard to obtaining local telecommunications services, including expanded use of wireless technologies and construction of their own facilities. This type of activity has accelerated as a result of the 1996 Act, which limits the authority of states to impose legal restrictions that have the effect of prohibiting a company, including an interexchange carrier ("IXC"), from providing any telecommunications services. In addition, the 1996 Act required ILECs to unbundle their network facilities and to offer their services for resale by other companies at wholesale discounts. Accordingly, long distance carriers are able to provide local service by reselling the facilities or services of an ILEC, which may be more cost-effective for an IXC than using the services of TCG or another CLEC.

RISKS ASSOCIATED WITH THE PROVISION OF INTERNET SERVICES

  The rapid evolution of the Internet has created a highly competitive and fragmented market for Internet access and services, which is characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions. TCG's Internet products and services must compete on the basis of transmission speed, quality, cost, ease-of-use and customer support. Demand and market acceptance for TCG's products and services are subject to a high level of uncertainty. The technologies currently used by TCG with respect to its Internet products and services could become outdated as a result of rapid technological advances, which could make TCG's existing products and services less competitive in the marketplace, or could result in increased costs to TCG as it adopts new technologies. In addition, crucial issues concerning the commercial use of the Internet remain unresolved and may impact the growth of the Internet markets targeted by TCG. The Federal Trade Commission is considering whether to recommend the adoption of laws or regulations to protect consumer privacy on the Internet, which could require TCG to change the way it collects or uses customer information. Market acceptance of TCG's Internet products and services is substantially dependent upon its customers' understanding and adopting the Internet as a new way of conducting business and exchanging information. If the market develops more slowly than expected, or remains highly competitive, TCG's Internet products may be materially adversely affected.

  The law relating to liability of ISPs for information transmitted over their networks is unsettled. There is a potential that the use of TCG's Internet products and services could give rise to claims against TCG under both United States and foreign law for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of materials distributed over its networks. There is uncertainty concerning how evolving copyright and trademark laws will be applied to online environments. Patent claims could also be asserted against TCG in the future based upon its services or technology. A number of lawsuits have sought, sometimes successfully, to impose liability on ISPs for defamatory speech and infringement of copyrighted materials. The 1996 Act prohibits, and imposes criminal penalties and civil liability for using, an interactive computer service for transmitting indecent or obscene communications. Although the anti-indecency provisions of the 1996 Act were declared unconstitutional by the U.S. Supreme Court on June 26, 1997, a number of states and foreign countries have adopted or are currently considering similar legislation. Litigation challenging the constitutionality of such statutes is pending. The imposition upon ISPs or Web server hosts of liability for materials transmitted over their systems could require TCG to implement measures to reduce or discontinue certain product or service offerings. Furthermore, the manner and extent to which Internet services and facilities may be subject to regulation by the FCC or by state and local governments is uncertain. The cost of underlying telecommunications circuits for ISPs may increase in the near future as a result of FCC regulatory actions implementing the 1996 Act. In addition, TCG's general liability insurance may not cover potential claims of the foregoing types and may not be adequate to indemnify TCG for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse impact on TCG's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGES

  The telecommunications industry has experienced and is expected to continue to experience rapid and significant changes in technology. While TCG believes that, for the foreseeable future, these changes will neither materially affect the continued use of fiber optic cable or digital switches and transmission equipment nor materially hinder TCG's ability to acquire necessary technologies, the effect of technological changes on TCG's business and operations cannot be predicted. Also, alternative technologies may develop for the provision of services to customers, such as the possible increased use of wireless technologies to provide basic telephone service to residences or businesses. TCG may be required to select in advance one technology over another; but TCG cannot predict with any certainty, at the time TCG is required to make its investment, which technology will prove to be the most economic, efficient or capable of attracting customer usage.

CONTROL BY PRINCIPAL STOCKHOLDERS; CONFLICTS OF INTEREST; POSSIBLE COMPETITION BY THE CABLE STOCKHOLDERS

  The Cable Stockholders hold all of the issued and outstanding TCG Class B Common Stock, representing approximately 95.0% of the combined voting power of the outstanding TCG Common Stock, as of March 23, 1998. After giving effect to the issuance of shares of TCG Class A Common Stock in the Merger, the Cable Stockholders will continue to hold approximately 93.2% of the combined voting power of the outstanding TCG Common Stock and will have the collective ability to control all matters requiring stockholder approval, including the nomination and election of directors. If the AT&T Merger does not occur, the disproportionate voting rights of the TCG Class B Common Stock relative to the TCG Class A Common Stock may make TCG a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such action were favored by a majority of the holders of the TCG Class A Common Stock.

  All of the Cable Stockholders are in the telecommunications business and may, now or in the future, provide services which are the same or similar to those provided by TCG. Affiliates of TCI, Cox and Comcast, which collectively have designated, and, prior to the consummation of the AT&T Merger, will have the right to designate, a majority of the directors of TCG. These shareholders, together with an affiliate of Sprint, have formed Sprint PCS, a provider of wireless telecommunications services. Furthermore, affiliates of TCI, Cox and Comcast are principal owners of At Home Corporation ("At Home"), a provider of Internet related services over the @Home(TM) network. TCG believes that the Internet services offered or to be offered by At Home may compete with services offered or to be offered by TCG. In addition, no assurance can be given that the Cable Stockholders will not otherwise compete with TCG in certain markets or in the provision of certain telecommunications services. Although directors of TCG who are also directors, officers or employees of the Cable Stockholders or any of their respective affiliates have certain fiduciary obligations to TCG under Delaware law, such directors and the Cable Stockholders, as the controlling stockholders of TCG, are in positions that may create conflicts of interest with respect to certain business opportunities available to and certain transactions involving TCG. The Cable Stockholders have not adopted any special voting procedures to deal with such conflicts of interest, and there can be no assurance that any such conflict will be resolved in favor of TCG. In this regard, TCG's Amended and Restated Certificate of Incorporation provides that TCG may not provide certain (i) wireless communications services (other than products and services delivered via point-to-point microwave and milliwave transmissions) or (ii) telecommunications services to residences until, in each case, the earlier of June 26, 2001, or the date on which the holders of TCG Class B Common Stock no longer represent at least 50% of the voting power of the outstanding TCG Common Stock, without the affirmative vote of the holders of a majority of the TCG Class B Common Stock, subject to certain exceptions. Upon consummation of the AT&T Merger, TCG's Amended and Restated Certificate of Incorporation will be amended, among other things, to delete such provisions.

POTENTIAL ISSUANCE OF PREFERRED STOCK; POTENTIAL ANTI-TAKEOVER PROVISIONS

  TCG's Board of Directors has the authority, without any further vote or action by TCG's stockholders, to issue up to 150,000,000 shares of Preferred Stock in one or more series and to determine the designations, powers, preferences and relative, participating, optional or other rights thereof, including without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption, redemption price and liquidation preference. Although TCG has no current plans to issue any shares of Preferred Stock, the rights of the holders of TCG Common Stock would be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock could have the effect of delaying, deterring or preventing a change in control of TCG, including the imposition of various procedural and other requirements that could make it more difficult for holders of TCG Common Stock to effect certain corporate actions, including the ability to replace incumbent directors and to accomplish transactions opposed by the incumbent Board of Directors.

DEPENDENCE ON KEY PERSONNEL

  The loss of the services of any of Robert Annunziata, John A. Scarpati, Robert C. Atkinson, Joel Gross, Alf T. Hansen or Stuart A. Mencher could have an adverse impact on TCG. TCG has employment agreements with each of Messrs. Annunziata, Scarpati, Atkinson, Gross, Hansen and Mencher. TCG does not carry key man life insurance on any such personnel. TCG believes that the future success of TCG will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. See "Management of TCG."

ENVIRONMENTAL MATTERS

  In connection with its management of the Teleport satellite earth station complex in Staten Island, New York, TCG monitors electromagnetic radiation levels in the vicinity of the Teleport facility on a quarterly basis. The quarterly monitoring reports provided to TCG indicate that the type and level of electromagnetic radiation being emitted into publicly accessible areas do not violate any laws, rules or regulations of which TCG is aware. In addition, TCG and its contractors are subject to various laws and regulations governing hazardous or environmentally sensitive materials or conditions which may occur in connection with the construction, installation, operation or maintenance of TCG's facilities. There can be no assurance that hazardous materials or conditions, including electromagnetic radiation emitted from the Teleport satellite earth station complex or any of TCG's other facilities, might not expose TCG to tort or other claims that could have a material adverse effect on TCG.

SHARES ELIGIBLE FOR FUTURE SALE

  As of March 23, 1998, there were 61,590,745 shares of TCG Class A Common Stock outstanding (175,079,785 shares assuming the conversion of all outstanding shares of TCG Class B Common Stock), of which 56,147,198 shares are tradeable without restriction by persons other than "affiliates" of TCG. The remaining shares of TCG Class A Common Stock (including any TCG Class A Common Stock issued upon conversion of TCG Class B Common Stock) are deemed "restricted" securities within the meaning of the 1933 Act, and, as such, may not be sold in the absence of registration under the 1933 Act or an exemption therefrom, including the exemptions contained in Rule 144 under the 1933 Act. Upon consummation of the Merger, it is anticipated that there will be approximately 84,590,745 shares of TCG Class A Common Stock issued and outstanding. The additional shares to be issued in the Merger will be tradeable without restriction by persons other than "affiliates" of TCG or ACC.

  If the AT&T Merger does not occur, no assurance can be given that holders of the TCG Class B Common Stock will not decide, based upon then prevailing market and other conditions, to convert their TCG Class B Common Stock to TCG Class A Common Stock and to dispose of all or a portion of such stock pursuant to the provisions of Rule 144 under the 1933 Act or pursuant to the demand registration rights contained in the Amended Stockholders' Agreement or otherwise. In addition to the demand registration rights of the holders of the TCG Class B Common Stock under the Amended Stockholders' Agreement, certain holders of TCG Class A Common Stock that acquired such TCG Class A Common Stock in the TCG Reorganization or in connection with TCG's acquisition of CERFnet and BizTel have "piggy-back" registration rights. No assurance can be given that holders of the "restricted" shares of TCG Class A Common Stock will not decide to dispose of them pursuant to the provisions of Rule 144 or otherwise.

  No predictions can be made about the effect, if any, that market sales of shares of TCG Class A Common Stock or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of TCG Class A Common Stock in the public market, or the perception that such sales could occur, may have an adverse impact on the market price for the shares of TCG Class A Common Stock offered hereby or on the ability of TCG to raise capital through a public offering of its equity securities.

ABSENCE OF DIVIDENDS ON COMMON STOCK

  TCG has never paid or declared dividends on its capital stock and intends to retain future earnings, if any, to finance the development and expansion of its networks and operations. In addition, TCG's debt instruments contain covenants that may limit the ability of TCG to pay dividends on the TCG Common Stock. Therefore, TCG does not anticipate paying any dividends in the foreseeable future.

THE YEAR 2000

  The Year 2000 problem arises from the fact that due to early limitations on memory and disk storage many computer programs indicate the year by only two digits, rather than four. This limitation can cause programs (both system and application) that perform arithmetic operations, comparisons, or sorting of data fields to yield incorrect results when working outside the year range of 1900-1999. TCG began its investigation into Year 2000 compliance in the fourth quarter of 1996 and expects to complete its analysis during 1998. The analysis covers all network equipment used to provide services to TCG's customers, network operations support systems used to support the operations of its networks, and all administrative support systems. TCG is working closely with its vendors to effectuate their Year 2000 correction plans on a timely basis. There can be no assurance that such procedures will be successfully implemented within the required time frames or that additional procedures will not be necessary. A failure of TCG's or of its significant vendors' computer systems could have a material adverse effect on TCG's business and financial position and results of operations. The cost to TCG of the procedures to correct the Year 2000 problem is currently estimated at $5.0 million.

                      UNAUDITED PRO FORMA FINANCIAL DATA

  The following unaudited pro forma condensed consolidated financial statements are based on the historical presentation of the consolidated financial statements of TCG and ACC. The Unaudited Pro Forma Statements of Operations for the year ended December 31, 1997 give effect to the Merger as if it had occurred on January 1, 1997. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1997, gives effect to the Merger as if it had occurred on December 31, 1997. The pro forma condensed consolidated financial statements do not include the effects of certain other acquisitions by TCG and do not give effect to the AT&T Merger. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements, including notes thereto, of TCG and ACC included herein. See "Available Information," "The Business of TCG--TCG Recent Developments," "The Business of ACC--Recent Developments" and "The Merger-- Anticipated Accounting Treatment".

  The Merger is expected to be accounted for under the purchase method of accounting. The total purchase price of ACC has been allocated to tangible and intangible assets and liabilities based upon management's preliminary estimate of their respective fair values with the excess of cost over net assets acquired allocated to goodwill and is subject to further change.

  The unaudited pro forma condensed consolidated statements may not be indicative of the results that actually would have occurred if the transactions had been in effect on the dates indicated or which may be obtained in the future. These combined pro forma statements do not reflect any potential savings which may result from the combined operations of TCG and ACC and exclude merger and acquisition related expenses.

               PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (1)

                          AS OF DECEMBER 31, 1997
                                   UNAUDITED

                          (DOLLARS IN THOUSANDS)

                                  (2)        (2)          (3)       TCG/ACC
                                  ACC        TCG       PRO FORMA   PRO FORMA
                               HISTORICAL HISTORICAL  ADJUSTMENTS CONSOLIDATED
                               ---------- ----------  ----------- ------------
ASSETS
Current assets:
 Cash and cash equivalents....  $  3,988  $  173,331   $    --     $  177,319
 Marketable securities........       --      306,828        --        306,828
 Accounts receivable:
 Trade........................    76,909      85,081       (214)      161,776
 Related parties..............       --        6,351        --          6,351
 Miscellaneous................     3,732       6,639        --         10,371
                                --------  ----------   --------    ----------
  Accounts receivable-net.....    80,641      98,071       (214)      178,498
 Prepaid and other current
  assets......................     7,718      21,931       (733)       28,916
                                --------  ----------   --------    ----------
   Total current assets.......    92,347     600,161       (947)      691,561
                                --------  ----------   --------    ----------
Fixed assets--at costs:
 Communications network.......   189,249   1,873,083        733     2,063,065
 Less accumulated depreciation
  and amortization............   (53,523)   (379,987)       --       (433,510)
                                --------  ----------   --------    ----------
 Fixed assets--net............   135,726   1,493,096        733     1,629,555
Goodwill and other
 intangibles--net accumulated
 amortization.................    73,607     277,309    867,284     1,218,200
Other assets..................    17,938      85,735        --        103,673
                                --------  ----------   --------    ----------
   Total assets...............  $319,618  $2,456,301   $867,070    $3,642,989
                                ========  ==========   ========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued
  liabilities.................  $ 85,940  $  282,231   $  4,786    $  372,957
 Note Payable.................     1,000         --         --          1,000
 Current maturities of long-
  term debt...................     2,853         --         --          2,853
 Current portion of capital
  lease obligations...........       --       33,724        --         33,724
 Short-term bank debt.........       --       52,575        --         52,575
 Other current liabilities....       --        6,742        --          6,742
                                --------  ----------   --------    ----------
   Total current liabilities..    89,793     375,272      4,786       469,851
Capital lease obligations.....       --       19,095        --         19,095
Deferred income taxes.........     1,888         --         --          1,888
Long-term debt................    90,221         --         --         90,221
Senior Notes..................       --      300,000        --        300,000
Senior Discount Notes.........       --      734,984        --        734,984
Unamortized notes costs.......       --      (23,059)       --        (23,059)
Other liabilities.............       --       18,393        --         18,393
                                --------  ----------   --------    ----------
   Total liabilities..........   181,902   1,424,685      4,786     1,611,373
Commitment and contingencies
Stockholders' equity
 Common Stock, Class A........       275         613        (64)          824
 Common Stock, Class B........       --        1,215        --          1,215
 Additional paid--in capital..   126,707   1,654,328    873,082     2,654,117
 Unrealized gain on marketable
  securities..................       --          164        --            164
 Accumulated deficit..........    14,083    (503,679)   (14,083)     (503,679)
 Cumulative translation
  adjustment..................    (1,739)        --       1,739           --
                                --------  ----------   --------    ----------
                                 139,326   1,152,641    860,674     2,152,641
 Less cost of Class B Common
  Stock in treasury...........    (1,610)   (121,025)     1,610      (121,025)
                                --------  ----------   --------    ----------
   Total stockholders'
    equity....................   137,716   1,031,616    862,284     2,031,616
                                --------  ----------   --------    ----------
Total liabilities and
 stockholders' equity.........  $319,618  $2,456,301   $867,070    $3,642,989
                                ========  ==========   ========    ==========

   The accompanying notes are an integral part of these financial statements.

          PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (1)

                   FOR THE YEAR ENDED DECEMBER 31, 1997
                                   UNAUDITED

               (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                  (2)         (2)          (4)        TCG/ACC
                                  ACC         TCG       PRO FORMA    PRO FORMA
                               HISTORICAL HISTORICAL   ADJUSTMENTS  CONSOLIDATED
                               ---------- -----------  -----------  ------------
Revenues:
 Telecommunications
  services...................   $372,613  $   494,304  $     (141)  $   866,776
                                --------  -----------  ----------   -----------
 Total revenues..............    372,613      494,304        (141)      866,776
                                --------  -----------  ----------   -----------
Expenses:
 Operating...................    218,361      283,440       3,669       505,470
 Selling, general and
  administrative.............    111,027      165,977       1,160       278,164
 In-process research and
  development................        --        22,000         --         22,000
 Depreciation and
  amortization...............     23,712      155,402      21,682       200,796
                                --------  -----------  ----------   -----------
 Total expenses..............    353,100      626,819      26,511     1,006,430
                                --------  -----------  ----------   -----------
Operating income (loss)......     19,513     (132,515)    (26,652)     (139,654)
                                --------  -----------  ----------   -----------
Other income (expense), net..     (8,484)     (85,061)      4,970       (88,575)
Foreign exchange gain
 (loss)......................       (162)         --          --           (162)
                                --------  -----------  ----------   -----------
Income (loss) before equity
 in losses of unconsolidated
 affiliates and income tax
 provision...................     10,867     (217,576)    (21,682)     (228,391)
Equity in losses of
 unconsolidated affiliates...        --        (3,427)        --         (3,427)
                                --------  -----------  ----------   -----------
Income (loss) from continuing
 operations before income tax
 provision...................     10,867     (221,003)    (21,682)     (231,818)
Income tax provision.........       (476)      (1,664)        --         (2,140)
                                --------  -----------  ----------   -----------
Net income (loss)............   $ 10,391  $  (222,667) $  (21,682)  $  (233,958)
                                ========  ===========  ==========   ===========
Net income (loss) per share..             $     (1.34)        --    $     (1.25)
                                          ===========  ==========   ===========
Weighted average number of
 common shares
 outstanding(5)..............             165,728,059  21,104,989   186,833,048
                                          ===========  ==========   ===========



   The accompanying notes are an integral part of these financial statements.

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) The unaudited pro forma financial data do not give effect to any restructuring costs, nor any potential cost savings or other synergies that could result from the Merger. The pro forma data are not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated on the date indicated, nor necessarily indicative of future operating results or financial position. The pro forma adjustments are based on available information and upon certain assumptions that management believes are reasonable under the circumstances.

(2) These columns represent historical results of operations and financial position.

(3) An estimated adjustment that eliminates accounts receivable and accounts payable of $0.2 million is attributable to outstanding amounts resulting from intercompany transactions between TCG and ACC. There is an adjustment to eliminate the stockholders' equity of ACC of $862.3 million and record goodwill of $867.3 million and costs of $5.0 million. The fair value of the net assets acquired, including the allocation of goodwill and other intangible assets, is currently being reviewed by management and is subject to further change. Certain items in the amount of $0.7 million have been reclassified from prepaid and other current assets on the consolidated balance sheet of ACC to fixed assets to conform with the TCG presentation.

(4) Estimated adjustments that eliminate the revenue, corresponding network costs and intercompany profits in the amount of $0.1 million that are attributable to intercompany transactions between TCG and ACC. In addition, bad debt expense of $3.8 million for the year ended December 31, 1997 for ACC has been reclassified from selling, general and administrative expense to operating expense to conform with TCG's presentation. Merger costs of $5.0 million for the year ended December 31, 1997 for ACC have been reclassified from other income (expense) to selling, general and administrative expense to conform with TCG's presentation. Amortization expense of $21.7 million has been recorded relating to the goodwill recorded for the Merger.

(5) The weighted average number of common and common equivalent shares outstanding reflects the issuance of approximately 21,000,000 shares of TCG Class A Common Stock in exchange for the pro forma outstanding shares of ACC, assuming an exchange ratio of 1.1111 to 1.0. The actual Exchange Ratio will be determined prior to the closing of the Merger based on the average of the last reported sales price per share of TCG Class A Common Stock as reported on Nasdaq for the ten consecutive trading days immediately preceding the trading day immediately prior to the closing date.

                             CAPITALIZATION OF TCG

  The following table sets forth the unaudited consolidated cash and cash equivalents, marketable securities, and capitalization of TCG at December 31, 1997, as adjusted to give effect to the Merger. The table should be read in conjunction with the historical consolidated financial statements of TCG and related notes included in this Proxy Statement/Prospectus.

                                            AS OF DECEMBER 31, 1997
                                           ---------------------------
                                                       AS ADJUSTED FOR
                                             ACTUAL      THE MERGER
                                           ----------  ---------------
                                                 (DOLLARS IN THOUSANDS)
Cash, cash equivalents and marketable se-
 curities................................. $  480,159    $  484,147
                                           ==========    ==========
Short-term debt, current maturities of
 long-term debt and current portion of
 capital lease obligations................ $   86,299    $   90,152
                                           ==========    ==========
Long-term debt:
  Long-term bank debt..................... $      --     $   90,221
  1996 Senior Discount Notes due 2007.....    734,984       734,984
  1996 Senior Notes due 2006..............    300,000       300,000
  Unamortized debt issuance costs.........    (23,059)      (23,059)
  Long-term capital lease obligations.....     19,095        19,095
                                           ----------    ----------
    Total long-term debt..................  1,031,020     1,121,241
                                           ----------    ----------
Stockholders' equity:
  Preferred Stock, $.01 par value;
   150,000,000 shares authorized and no
   shares outstanding as of December 31,
   1997...................................        --            --
  Class A Common Stock, $.01 par value;
   450,000,000 shares authorized,
   61,273,746 and 82,378,735 shares issued
   and outstanding as of December 31,
   1997, on an actual basis and as
   adjusted for the Merger................        613           824
  Class B Common Stock, $.01 par value;
   300,000,000 shares authorized and
   121,464,778 shares issued and
   outstanding as of December 31, 1997, on
   both an actual basis and as adjusted
   for the Merger.........................      1,215         1,215
  Additional paid-in-capital..............  1,654,328     2,654,117
  Accumulated deficit.....................   (503,679)     (503,679)
  Unrealized gain on marketable securi-
   ties...................................        164           164
                                           ----------    ----------
                                            1,152,641     2,152,641
Treasury stock, 7,975,738 shares of Class
 B Common Stock, at cost .................   (121,025)     (121,025)
                                           ----------    ----------
    Total stockholders' equity............  1,031,616     2,031,616
                                           ----------    ----------
      Total capitalization................ $2,062,636    $3,152,857
                                           ==========    ==========

                                  THE MERGER

GENERAL

  Pursuant to the Merger Agreement, MergerCo will merge with and into ACC in accordance with the DGCL, the separate existence of MergerCo will cease, and ACC, as the surviving corporation in the Merger, will become a wholly-owned subsidiary of TCG. See "The Merger Agreement" for a summary of the terms and conditions of the Merger.

BACKGROUND OF THE MERGER

  In June 1997 TCG's management expressed an interest in learning more about ACC to TCG's strategic advisor Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and asked Merrill Lynch to arrange a meeting between the two companies. Merrill Lynch met with ACC representatives in New York City in late June 1997 to discuss, among other things, TCG's interest.

  In early July 1997, Merrill Lynch notified TCG that ACC's management would be interested in meeting with TCG regarding a possible business relationship. On July 10, 1997, representatives of TCG met with representatives of ACC at TCG's operational headquarters in Staten Island, New York. At this meeting, the parties principally discussed reciprocal resale arrangements but also discussed the possibility of other strategic arrangements. On July 23, 1997, a member of TCG's management met with ACC's management at ACC's headquarters in Rochester, New York to continue the discussions regarding business relationships. At that point, TCG and ACC entered into a mutual non-disclosure agreement.

  On July 16 and 17, 1997, the Board of Directors of ACC met in Boston and discussed, among other matters, their duties and responsibilities in the context of a possible business combination or sale, the business plans and strategic initiatives of ACC, and the procedures available to protect stockholder value and respond to offers in an effective and diligent manner. The executive officers of ACC were present during the meetings and presentations were received from Morgan Stanley concerning the telecommunications industry and ACC's place within it and from counsel to ACC on the fiduciary duties of directors and the development and use of stockholder rights plans.

  In mid-September, Tel-Save initiated efforts to seek the support of Morgan Stanley for a merger of ACC with Tel-Save. Morgan Stanley informed Tel-Save that it believed, based on statements made by ACC's management, that ACC was not interested in pursuing a potential transaction with Tel-Save at that time; nevertheless, Morgan Stanley agreed to and subsequently did notify ACC of Tel-Save's interest in ACC. ACC's management instructed Morgan Stanley to confirm its prior response to Tel-Save.

  On September 18, 1997, the Board of Directors of ACC met in Toronto. They toured the Canadian facilities of ACC and discussed strategic opportunities in the United Kingdom, Germany and the United States. Management was asked to prioritize the strategic opportunities before ACC and make specific recommendations to the Board as to any actions which management had concluded should be taken.

  On September 22, 1997, TCG's management met with management of ACC in Newark, New Jersey to discuss business objectives and the possibility of broader strategic relationships.

  On September 24, 1997, members of ACC's management met with representatives of Morgan Stanley in New York City in connection with the ongoing review by Morgan Stanley of ACC's business plans and strategies. Near the end of September 1997, ACC's management met with Merrill Lynch in Rochester, New York in order to discuss, among other things, TCG and the benefits of a business combination with TCG. At about the same time TCG informed ACC that it would be necessary for TCG to suspend its discussions regarding broader strategic relationships with ACC for unrelated corporate reasons of TCG.

  On October 3, 1997, following a presentation by Morgan Stanley and counsel to ACC, the Board of Directors of ACC adopted a stockholders rights plan. Such a plan had been under review and discussion prior to

July to protect the ACC stockholders in an environment in which the telecommunications industry continued to consolidate, stock prices were volatile, and ACC was a potential takeover target. See "Comparison of Stockholders' Rights--Stockholder Rights Plan."

  On October 6, 1997, ACC's management team met with Tel-Save's management team in Rochester. Tel-Save expressed a strong interest in acquiring ACC. On October 13, 1997, executive officers of ACC visited with executive officers of Tel-Save in New Hope, Pennsylvania. At that meeting, the Chief Executive Officer of Tel-Save indicated his desire to move ahead with an acquisition of ACC with or without support of the management of ACC. He also advised ACC management that Tel-Save had acquired 180,000 shares of ACC Stock. Following the meeting, Tel-Save began preparation of a letter detailing its interest in acquiring ACC, which was subsequently delivered to ACC.

  On October 16, 1997, ACC requested that Morgan Stanley advise ACC on a formal basis regarding ACC's strategic alternatives and ways to help protect and enhance ACC stockholder value.

  On October 17, 1997, ACC informed TCG that Tel-Save had expressed a strong interest in ACC and that the Board of Directors of ACC would review Tel-Save's interest consistent with the Board's responsibilities to the stockholders of ACC. ACC's management instructed Morgan Stanley to advise Tel-Save that its interest in acquiring ACC would be given careful consideration by the Board of Directors of ACC. In late October 1997, Morgan Stanley met and had telephone conversations with Tel-Save to enable Morgan Stanley to evaluate a possible transaction between Tel-Save and ACC.

  During October, TCG continued to review information regarding ACC.

  On October 27, 1997, management of ACC presented to its Board of Directors a proposal to acquire USW in a pooling of interests transaction. Certain of the strategic benefits for ACC included accelerated entry into the CLEC business in a strategic territory for ACC, acquisition of distribution channels and customer base within ACC's markets and core strengths, and the ability to expand on-network activities. The Board approved the proposal and on October 28, 1997, a definitive agreement was signed by the parties and announced publicly. On March 11, 1998, by mutual agreement of the parties, the proposed merger of USW and ACC was terminated.

  On October 29, 1997, Tel-Save announced publicly its proposal for a business combination with ACC. Tel-Save proposed a business combination in which the stockholders of ACC would receive shares of Tel-Save stock valued at approximately $50 for each share of ACC Stock (which price per share of ACC Stock would be reduced to approximately $40 if the USW Merger were consummated).

  On November 1, 1997, the Board of Directors of ACC had a telephonic meeting to discuss the publicly announced proposal of Tel-Save to acquire ACC. The Chairman of the Board outlined the current strategic plans and activities of ACC. The Chairman indicated that the Board had a responsibility to ACC's stockholders to review the proposal publicly presented by Tel-Save. Morgan Stanley was present at the meeting and shared with the directors such information as Morgan Stanley had concerning Tel-Save. The Board asked Morgan Stanley to conduct a further investigation and evaluation of ACC's strategies, the proposal by Tel-Save and other strategic opportunities for ACC. The Board concluded that it did not have sufficient information at that time to make an informed decision of the appropriate response to Tel-Save or select a course of action for the stockholders of ACC, and the Board authorized Morgan Stanley to approach various companies in the industry to ascertain their interest in potential business combinations and strategic arrangements with ACC.

  On November 4, 1997, Tel-Save announced publicly a change in its original proposal for a business combination with ACC, which removed the contingency of a lower price if the USW Merger were completed.

  On November 6, 1997, the Board met to conduct its regular business and to receive a report from Morgan Stanley concerning Tel-Save's proposal as well as other strategic alternatives for ACC. At the meeting, the Board voted to reduce the flip-in-trigger under the Stockholders Rights Plan from 15% to 7 1/2% as a defensive measure to avoid another party from acquiring 10% of the outstanding shares of ACC for the purpose of blocking a business combination based on pooling of interests for accounting purposes. It was noted that Tel-Save had announced that it had purchased more than 10% of USW in what appeared to be an effort to block the USW Merger.

  During the period from November 4 through November 12, 1997, parties other than TCG commenced due diligence activities in Rochester in connection with their interest in a business combination with ACC. During the same period, TCG continued to review information and evaluate the possibility of a transaction with ACC.

  On November 13, 1997, ACC and TCG commenced discussions focused on a potential business combination. At that time, TCG executed an agreement regarding confidentiality and standstill arrangements and sent its representatives to Rochester to initiate a technical, marketing and financial due diligence review of ACC's business.

  On November 17, 1997, ACC received an expression of interest for a business combination from another industry participant. On November 19, 1997, ACC management advised such participant that its proposal was less competitive than the Tel-Save proposal.

  On November 19, 1997, TCG management presented to the TCG Board of Directors, at its regularly scheduled quarterly meeting, a recommendation that, in light of Tel-Save's publicly-announced proposal for a business combination with ACC, management be authorized to present a competitive proposal to ACC on behalf of TCG. The TCG Board of Directors conditioned its approval upon the completion of a satisfactory due diligence review of the business of ACC, the negotiation of satisfactory definitive agreements, including an acceptable acquisition price, and the subsequent approval of the Executive Committee of the TCG Board of Directors.

  On November 20, 1997, TCG informed ACC that TCG had been authorized to negotiate a competitive proposal to the shareholders of ACC. On November 21, 1997, the Board of Directors of ACC met for the purpose of continuing to review proposals being made for a business combination involving ACC and to receive the report and advice of Morgan Stanley. The report by Morgan Stanley covered a number of potential acquirors and their proposals. At this meeting, ACC's Board of Directors expressed concern with regard to Tel-Save's current stock price and the resulting uncertainty as to the value offered to stockholders of ACC. The Board authorized Morgan Stanley to discuss with Tel-Save any ways in which Tel-Save could address this concern. The Board authorized management and Morgan Stanley to clarify the proposal by TCG and, if necessary, proceed to the negotiation of a definitive agreement for the Board's consideration. Morgan Stanley was also asked to respond to the other potential acquirors appropriately as to their proposals.

  TCG and ACC and their representatives met in New York City on November 24, November 25 and November 26, 1997. The parties determined the structure of the transaction and negotiated the terms and conditions of the definitive agreement. During such negotiations, Tel-Save gave a written ultimatum to ACC limiting the time period during which its proposal could be accepted by ACC. In subsequent discussions between Morgan Stanley, management of ACC and Tel-Save, Tel-Save indicated that it was not prepared to raise its offer for ACC. Tel-Save subsequently announced publicly that it would not raise the value of its proposal for ACC.

  Members of TCG's management traveled to Rochester on November 26, 1997 to finalize the terms and conditions of the Merger and to present the Merger and the Merger Agreement to the respective boards of TCG and ACC for approval. The Executive Committee of the Board of Directors of TCG and the Board of Directors of ACC approved and adopted the Merger Agreement and approved the Merger late in the day on November 26, 1997. In considering TCG's proposal, ACC's Board of Directors concluded, based upon the advice of Morgan Stanley, that the TCG Class A Common Stock represented a higher value for the shareholders of ACC than Tel-Save's common stock in view of a number of factors, including risk and liquidity concerns with respect to the Tel-Save common stock. At the November 26 meeting, Morgan Stanley advised ACC's Board of Directors that it had completed its review and analysis and delivered to the Board an opinion with respect to the fairness of the Exchange Ratio. Definitive agreements were executed and the transaction was announced to the public that same day.

TCG'S REASONS FOR THE MERGER

  TCG determined in 1996 that there was a growing demand, especially from small to medium-sized businesses, for telecommunications carriers to offer comprehensive packages of services so that a customer would be able to obtain most or all of its telecommunications needs from a single provider. TCG proceeded to examine the long distance business. TCG decided that it would enter the long distance market by leveraging its existing network investment by routing and switching as great a portion of long distance services as possible over its existing local and regional facilities, with the balance of such services being provided by the resale of the services of other carriers. See "The Business of TCG." As part of its strategy, TCG evaluated acquisitions or other strategic arrangements that would accelerate its entry into the long distance business, including an analysis of long distance carriers as potential merger or strategic partners. The criteria TCG used in considering potential candidates included size, geographic coverage, combined company revenue and cost synergies, market segments covered and regulatory issues. TCG made inquiries to certain of these potential candidates.

  TCG considers a combination with ACC to be attractive since the combination will provide significant synergies and substantial long-term shareholder value. ACC's switch-based operations in the U.S., Canada and the U.K. would provide a method for TCG to expand its local telephone service operations into the domestic long distance markets and key international markets. The Merger will permit TCG to expand into additional metropolitan markets, which will further broaden its customer base and enhance its ability to attract national and multi-national business accounts for its services. TCG considers ACC to be a well-managed company with experienced personnel and a good reputation for customer service. See "The Business of TCG--Business Strategy."

ACC'S REASONS FOR THE MERGER

  There were a number of specific benefits and factors taken into consideration by ACC in entering into the Merger, including: (1) the strategic fit of ACC and TCG which complemented the strengths of each party by combining TCG's domestic CLEC strategy with ACC's long distance business and international presence and which represented a strong strategic combination;
(2) the value offered by TCG which represented the highest available value in the judgment of ACC's investment bankers and ACC's management; (3) the consolidation of the national and worldwide telecommunications industry and the strategic objectives of ACC in such circumstances in the United States, Canada, the U.K., Germany and elsewhere in Western Europe would be best supported by a combined entity having greater financial, management, systems and product development resources and having a greater national presence than ACC would have as a stand-alone business; (4) the anticipated growth of ACC as a stand-alone business was unlikely to be as rapid as the anticipated growth of the business created by combining with TCG, and would subject the shareholders of ACC to greater risk as to the value of their holdings than by combining with TCG; and (5) the potential importance of being able to bundle a wider variety of services in order to respond to consumer preference in the future.

RECOMMENDATION OF THE ACC BOARD OF DIRECTORS

  The ACC Board of Directors has unanimously approved the Merger Agreement and the Merger. In reaching its decision, ACC's Board of Directors considered, among other things, the following factors: (i) its knowledge of the business, operations, financial condition and operating results of ACC; (ii) its knowledge of the strategic objectives of ACC in the United States, Canada, the U.K. and Germany; (iii) the various presentations by ACC's management and by ACC's financial advisor, Morgan Stanley, with respect to the national and worldwide telecommunications industry, ACC's strategic objectives and growth strategies and the strategic fit with those of TCG and other potential acquirors and their proposals; (iv) the analysis by ACC's management and Morgan Stanley of potential acquirors and their proposals; (v) the opinion of Morgan Stanley as to the fairness from a financial point of view of the consideration to be received by shareholders of ACC in the Merger; (vi) the terms of the Merger Agreement which were the product of extensive "arm's length" negotiations; (vii) the historical trading prices for TCG Class A Common Stock; and (viii) the opportunity for ACC shareholders to participate, as holders of TCG Class A Common Stock, in a larger, more diversified company of which ACC would become a significant part. The ACC Board of Directors also believes that the Merger will allow ACC and TCG to combine their strengths and to enjoy synergies in operations. The foregoing discussion of the information and factors considered and given weight by the ACC Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the ACC Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the ACC Board of Directors may have given different weights to different factors.

  THE BOARD OF DIRECTORS OF ACC HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES OF ACC STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

OPINION OF FINANCIAL ADVISOR TO ACC

  ACC retained Morgan Stanley & Co. Incorporated ("Morgan Stanley") to act as its financial advisor in connection with the Merger. Morgan Stanley was selected by the ACC Board of Directors to act as ACC's financial advisor based on Morgan Stanley's qualifications, expertise and reputation, as well as Morgan Stanley's investment banking relationship and familiarity with ACC.

  On November 26, 1997, Morgan Stanley delivered to the ACC Board of Directors an opinion that, on and as of the date of such opinion, and based on assumptions made, matters considered, and limits of review, as explained in the opinion, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to holders of shares of ACC Stock. Morgan Stanley subsequently reconfirmed this opinion through the delivery of an opinion dated as of the date of this Proxy Statement/Prospectus.

  THE FULL TEXT OF MORGAN STANLEY'S OPINION, DATED AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS. ACC STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE MORGAN STANLEY OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF ACC STOCK AS TO HOW TO VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE MATERIAL ELEMENTS OF MORGAN STANLEY'S OPINION, DATED AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In connection with rendering its opinions, Morgan Stanley has, among other things: (i) reviewed certain publicly available financial statements and other information of ACC and TCG, respectively; (ii) reviewed certain internal financial statements and other financial and operating data concerning ACC prepared by management of ACC; (iii) analyzed certain financial projections prepared by management of ACC; (iv) reviewed certain research analyst projections for ACC and TCG; (v) discussed the past and current operations and financial condition and the prospects of ACC with senior executives of ACC;
(vi) discussed the past and current operations and financial condition and the prospects of TCG with senior executives of TCG; (vii) reviewed the pro forma impact of the Merger on TCG's revenues, earnings per share and cash flow;
(viii) reviewed the reported prices and trading activity for the ACC Stock and the TCG Class A Common Stock; (ix) compared the financial performance of ACC and TCG and the prices and trading activity of the ACC Stock and the TCG Class A Common Stock with those of certain other comparable publicly traded companies and their securities; (x) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (xi) participated in discussions and negotiations among representatives of ACC and TCG and their respective financial and legal advisors; (xii) reviewed the Merger Agreement and certain related documents; (xiii) reviewed the publicly available terms of the AT&T Merger Agreement; (xiv) reviewed certain research analyst projections for AT&T; and (xv) performed such other analyses and examinations and considered such other factors as Morgan Stanley has deemed appropriate.

  In rendering its opinions, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinions. In addition, Morgan Stanley assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performances of ACC and TCG, respectively. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of ACC or TCG, nor was Morgan Stanley furnished with any such appraisals. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, pursuant to the Internal Revenue Code of 1986. Morgan Stanley's opinions were necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the dates thereof.

  The following is a brief summary of the analyses and examinations performed by Morgan Stanley in connection with its opinion dated as of the date of this Proxy Statement/Prospectus and reviewed with the ACC Board of Directors at a board meeting held on February 17, 1998. These analyses do not differ materially from the analyses performed in connection with the opinion dated November 26, 1997 and reviewed with the ACC Board of Directors at board meetings held on November 6, 1997 and November 21, 1997.

  Discounted Cash Flow Analysis. Morgan Stanley performed a number of discounted cash flow analyses of ACC based on certain financial projections provided by the management of ACC for the fiscal years 1998 through 2001 (the "Management Projections") and certain sensitivities thereto intended to reflect the inherent uncertainty of such financial forecasts (the "Downside Scenarios"). Such projections as well as the sensitivities thereto assumed that the proposed USW Merger was not consummated. To arrive at a range of present values for ACC, Morgan Stanley discounted at a range of discount rates of 11.5% to 13.5%, representing an estimated weighted average cost of capital range for ACC, the unlevered free cash flows of ACC over the forecast period and terminal values based on a range of earnings before interest, tax, depreciation and amortization ("EBITDA") multiples of 9.0 to 11.0. Unlevered free cash flows were calculated as net income available to common stockholders plus depreciation and amortization, deferred taxes, other non-cash expenses and after-tax net interest expense less the sum of capital expenditures and investment in non-cash working capital. The present values determined from these analyses were then adjusted for long-term liabilities including debt, net of cash and option proceeds, to arrive at a net asset value. Based on these analyses, Morgan Stanley calculated per share values for ACC ranging from approximately $47.15 to $61.16 for the Management Projections and approximately $31.50 to $48.01 for the Downside Scenarios. The Downside Scenarios assumed revenue growth rates of 50% of Management Projections and 75% of Management Projections (with cost of goods sold, selling, general and administrative expenses, and capital expenses reduced accordingly).

  ACC Comparable Company Analysis. Morgan Stanley compared certain business profile, operating and financial information of ACC with that of a group of publicly traded high growth competitive long distance telecommunications companies including RSL Communications Ltd., Pacific Gateway Exchange Inc., Viatel Inc., STAR Communications Inc., Telegroup Inc., Esprit Telecom Group PLC, and Primus Telecommunications Group Inc. (collectively, the "ACC Comparables") for purposes of assessing comparability to ACC. Morgan Stanley noted that none of the ACC Comparables had a high degree of comparability to ACC with regard to business mix and geographic focus. Morgan Stanley further noted that the ACC Comparables having the closest comparability to ACC from a business perspective were Viatel Inc. and RSL Communications Ltd., and that these two companies appeared to be valued by the public equity markets on the basis of multiples of net aggregate value to forecasted 1998 revenues. Neither of these two companies appeared to be valued on the basis of multiples of market value to forecasted 1998 earnings, since these companies were not projected to generate positive earnings for this period. In contrast, ACC appeared to be valued by the public equity markets primarily on the basis of multiples of market value to forecasted 1998 earnings. Based on these analyses, Morgan Stanley concluded that none of the ACC Comparables was directly comparable to ACC for the purpose of estimating a value for ACC.

  Analysis of Selected Precedent Transactions. Using publicly available information, Morgan Stanley reviewed the financial terms of the following recent publicly announced pending or completed business combinations in the long distance telecommunications sector (collectively, the "Precedent Transactions"): Primus Telecommunications' acquisition of TresCom International, IXC Communications' pending acquisition of Network Long Distance, WinStar Communications' pending acquisition of MIDCOM Communications, Intermedia Communications' pending acquisition of LDS Communications Group, Intermedia Communications' pending acquisition of Shared Technologies Fairchild Inc., Premiere Technologies' pending acquisition of Xpedite Systems, WorldCom's pending acquisition of MCI Communications, Corp., LCI International, Inc.'s acquisition of USLD Communications Corp., Excel Communication, Inc.'s acquisition of Telco Communications Group, and private investors' acquisition of Xpedite Systems Inc. The multiples of aggregate value to revenues, EBITDA, and earnings before interest and tax ("EBIT"), respectively, through the most recent twelve month period prior to the announcement of each of the Precedent Transactions ranged from 0.7x to 2.7x, 8.4x to 18.7x, and 11.8x to 39.6x, respectively. The implied premium to the share price of the acquired company in each of the Precedent Transactions thirty days prior to the announcement of the transaction ranged from 9.0% to 80.4%. Morgan Stanley noted that the corresponding multiples of aggregate value to revenues, EBITDA, and EBIT, and premium implied by the Merger, assuming that the proposed USW Merger was not consummated, and assuming also a value of $50 per share of ACC Stock, based on the closing price of TCG Class A Common Stock as of November 26, 1997, were 2.7x, 23.1x, 51.1x and 68.8%, respectively. However, Morgan Stanley also noted that none of the companies in the Precedent Transactions was directly comparable to ACC in their business and geographic mix.

  Historical Exchange Ratio Analysis. Morgan Stanley reviewed the averages of the historical ratios of the daily closing prices per share of ACC Stock to TCG Class A Common Stock over the most recent one month, three month, six month, and one year periods through to October 29, 1997, as well as since the initial public offering of TCG on June 27, 1996 through to October 29, 1997. These averages ranged from approximately 0.760 to 1.186. The ratio on October 29, 1997, the day before the public announcement of the Tel-Save proposal, was
0.548. Morgan Stanley also noted that the offer price represented by the Merger Consideration of $50 per share of ACC Stock, based on the closing price of TCG Class A Common Stock as of November 26, 1997, represents approximately an 84% premium to the closing price of ACC Stock on October 29, 1997.

  TCG Comparable Company Analysis. Morgan Stanley compared certain operating and financial information of TCG with a group of telecommunication companies, including American Communication Services, Brooks Fiber Properties Inc., COLT Telecom Group PLC, GST Telecommunications Inc., ICG Communications Inc., Intermedia Communications, McLeodUSA Inc., ITC Deltacom Inc., Electric Lightwave Inc., and Nextlink Communications Inc. (collectively, the "TCG Comparables"). The financial information analyzed included a review of financial ratios such as the net aggregate value to gross telecommunications plant multiple, net aggregate value to invested capital multiple, and net aggregate value to forecasted 1998 revenues multiple. In particular, such analyses indicated that as of March 17, 1998, based on financial statistics through September 30, 1997 and a compilation of earnings projections by securities research analysts, TCG net aggregate value represented 5.9 times gross telecommunications plant, 4.9 times invested capital, and 15.6 times forecasted 1998 revenues, compared to a range of 2.8 to 13.7 times gross telecommunications plant, 1.7 to 5.3 times invested capital, and 4.0 to 16.3 times forecasted 1998 revenues for the TCG Comparables.

  No company utilized as a comparison in the comparable companies analysis is identical to TCG. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of TCG, such as the impact of competition on TCG and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of TCG or the industry or in the financial markets in general.

  Pro Forma Analysis of the Merger. Morgan Stanley analyzed the pro forma impact of the Merger on TCG's revenues per share, EBITDA per share, and earnings per share for 1998 and 1999. Such analysis was based on revenues, EBITDA, and earnings estimates prepared by the management of ACC, assuming that the USW Merger was not consummated, and by securities research analysts for TCG. Morgan Stanley noted that the Merger would be significantly accretive to TCG's revenues per share and EBITDA per share in 1998 and 1999. The impact of the Merger on TCG's earnings per share is not meaningful because TCG projects negative earnings for 1998 and 1999.

  AT&T Comparable Company Analysis. Morgan Stanley compared certain operating and financial information of AT&T with a group of telecommunication companies, including MCI Communications Corp., Sprint Corp., and Worldcom Inc. (collectively, the "AT&T Comparables"). The financial information analyzed included a review of financial ratios such as the net aggregate value to forecasted 1998 EBITDA and the ratio of stock price to forecasted 1998 earnings per share (the "1998 P/E multiple"). In particular, such analyses indicated that as of March 17, 1998, based on financial statistics through September 30, 1997 and a compilation of earnings projections by securities research analysts, AT&T's net aggregate value represented 9.3x forecasted 1998 EBITDA, and AT&T's 1998 P/E multiple was 22.2x, compared to a range of 7.7x to 14.0x forecasted 1998 EBITDA, and a range of 1998 P/E multiple of 38.9x to 50.5x for the AT&T Comparables.

  No company utilized as a comparison in the comparable companies analysis is identical to AT&T. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of AT&T such as the impact of competition on AT&T and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of AT&T or the industry or in the financial markets in general.

  Pro Forma Analysis of the AT&T Merger. Morgan Stanley analyzed the pro forma impact of the AT&T Merger on AT&T's forecasted earnings per share for 1998 and 1999. Such analyses were based on earnings projections prepared by the management of ACC and by securities research analysts for TCG and AT&T. Morgan Stanley noted that, assuming no synergies, the AT&T Merger would be dilutive to AT&T's forecasted earnings per share for 1998 and 1999. However, in light of expected synergies announced by AT&T and TCG, the AT&T Merger would be non-dilutive in 1999.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the processes underlying its opinions. The range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley's view of the actual value of ACC or TCG.

  In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ACC or TCG. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Morgan Stanley's analysis of the fairness from a financial point of view to holders of ACC Stock of the Exchange Ratio pursuant to the Merger Agreement and were provided to the ACC Board of Directors in connection with the delivery of Morgan Stanley's opinions dated November 26, 1997 and as of the date of this Proxy Statement/Prospectus. The analyses do not purport to be appraisals or to reflect the prices at which ACC or TCG might actually be sold. In addition, as described above, Morgan Stanley's opinions and presentations to the ACC Board were among the many factors taken into consideration by the ACC Board in making its determination to approve the Merger. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the ACC Board's or ACC management's opinion with respect to the value of ACC or of whether the ACC Board or ACC management would have been willing to agree to a different Exchange Ratio pursuant to the Merger Agreement.

  The Exchange Ratio was determined through negotiations between ACC and TCG and was approved by the ACC Board of Directors. Morgan Stanley provided advice to ACC during the course of such negotiations; however, the decision to enter into the Merger Agreement and to accept the Exchange Ratio was solely that of the ACC Board.

  ACC retained Morgan Stanley because of its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the course of its market-making and other trading activities, Morgan Stanley may, from time to time, have a long or short position in, and buy and sell, securities of ACC or TCG. In the past, Morgan Stanley and its affiliates have provided financial advisory services to ACC, TCG and their respective affiliates and have received customary fees in connection with these services.

  Pursuant to a letter agreement dated November 1, 1997 between ACC and Morgan Stanley, ACC has agreed to pay Morgan Stanley a fee for its financial advisory services in connection with the Merger. ACC has agreed to pay Morgan Stanley
(i) an advisory fee estimated to be between $100,000 and $200,000 which is payable in the event that the Merger is not completed and (ii) if the Merger is successfully completed, a transaction fee of approximately 0.48% of the aggregate value of ACC at the time of the closing of the Merger, against which any advisory fee paid will be credited. In addition, ACC has agreed to reimburse Morgan Stanley for its out-of-pocket expenses related to the engagement and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley, or any of its affiliates against certain liabilities and expenses, including liabilities under federal securities laws, in connection with Morgan Stanley's engagement.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  It is a condition to the obligation of ACC to consummate the Merger that ACC receive an opinion from its tax counsel substantially to the effect that, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). It is a condition to the obligation of TCG to consummate the Merger that TCG receive an opinion to the same effect from its tax counsel.

  Based upon the advice of their respective tax counsel, ACC and TCG expect that the Merger will qualify as a reorganization under the Code. Assuming that the Merger so qualifies, no gain or loss will be recognized by TCG, MergerCo or ACC as a result of the Merger, and no gain or loss will be recognized by a stockholder of ACC as a result of the Merger with respect to shares of ACC Stock converted solely into TCG Class A Common Stock. The effect of any cash received by an ACC stockholder in lieu of a fractional share of TCG Class A Common Stock is discussed below. The aggregate tax basis of the TCG Class A Common Stock received by ACC stockholders in the Merger will be the same, in each instance, as the aggregate tax basis of the ACC Stock surrendered in exchange therefor, excluding any basis allocable to fractional share interests in TCG Class A Common Stock for which cash is received. In addition, the holding period of the TCG Class A Common Stock received by ACC stockholders in the Merger will include the period during which the shares of ACC Stock surrendered in exchange therefor were held, provided that such shares of ACC Stock were held as capital assets at the Effective Time.

  A holder of ACC Stock who receives cash in the Merger in lieu of a fractional share interest in TCG Class A Common Stock will be treated as having received the fractional share interest and then having sold such interest for the cash received. This sale will result in the recognition of gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the tax basis of the ACC Stock allocable to such fractional share interest. This gain or loss will be capital gain or loss, provided that the ACC Stock was held as a capital asset at the Effective Time. In addition, in the case of an individual holder of ACC Stock, any such capital gain will be subject to a maximum federal income tax rate of
(i) 20% if the stockholder's holding period in the ACC Stock was more than 18 months at the Effective Time, and (ii) 28% if the stockholder's holding period was more than one year but not more than 18 months at the Effective Time.

  As noted under "The AT&T Merger", on January 8, 1998, TCG and AT&T entered into the AT&T Merger Agreement pursuant to which AT&T Merger Sub will merge with and into TCG, with the result that TCG will become a wholly-owned subsidiary of AT&T. In connection with the AT&T Merger, the stockholders of TCG will exchange their TCG Class A Common stock for AT&T common stock in the transaction. Accordingly, if the AT&T Merger is consummated subsequent to the consummation of the Merger, the stockholders of ACC would exchange the TCG Class A Common stock that they receive in the Merger for common stock of AT&T in the AT&T Merger. Under the AT&T Merger Agreement, each of AT&T and TCG is obligated (i) to use all reasonable efforts to cause the Merger to constitute a reorganization under Section 368(a) of the Code, and (ii) not knowingly to take any action, and not to permit any subsidiary or affiliate knowingly to take any action, that would cause the Merger to fail to qualify as a reorganization under the Code. Based upon the advice of their respective tax counsel, TCG and ACC expect that, if the AT&T Merger is consummated in accordance with the AT&T Merger Agreement, the AT&T Merger will not cause the Merger to fail to qualify as a reorganization under the Code, and will not affect the federal income tax consequences of the Merger to the ACC stockholders as set forth above.

  THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER TO VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR ACC STOCKHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS AND STOCKHOLDERS WHO ACQUIRED THEIR SHARES OF ACC STOCK PURSUANT TO THE EXERCISE OF ACC OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF ACC OPTIONS ARE NOT DISCUSSED. IN RENDERING THE OPINIONS REFERRED TO IN THIS SECTION, RESPECTIVE COUNSEL FOR THE COMPANIES WILL RELY UPON REPRESENTATIONS MADE BY TCG, MERGERCO AND ACC IN THE MERGER AGREEMENT AND RELATED DOCUMENTS AND IN CERTIFICATES TO BE EXECUTED IN CONNECTION WITH THE MERGER. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AT ANY TIME AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. ACC STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

ANTICIPATED ACCOUNTING TREATMENT

  Although the Merger Agreement provided for the possibility that the Merger would be accounted for as a "pooling of interests" if such accounting treatment were available, it has been determined that the Merger should be treated as a purchase for accounting and financial reporting purposes. In connection with accounting for the Merger as a purchase, the assets and liabilities of ACC will be recorded at their fair value. The fair value of the net assets acquired, including the allocation of goodwill and other intangible assets, is currently being reviewed by management. The excess of the purchase price over the fair value of the net assets acquired will be recorded as goodwill, and will be amortized over a period of forty years. The amount of goodwill to be recorded is estimated to be approximately $867 million. See "Unaudited Pro Forma Financial Data."

STATUS UNDER FEDERAL SECURITIES LAWS

  The TCG Class A Common Stock to be issued to shareholders of ACC pursuant to the Merger Agreement has been registered under the 1933 Act, thereby allowing such shares to be freely traded without registration by persons who will not be "affiliates" of TCG after the Merger or who were not "affiliates" of ACC on the date of the Special Meeting. All directors and certain officers and shareholders of ACC may be deemed to have been "affiliates" of ACC within the meaning of such rules. Any such person may resell the TCG Class A Common Stock received by him or her in the Merger only if such shares are registered under the 1933 Act or an exemption from registration under the 1933 Act is available. Such persons may be able to effect resales under the safe harbor provision of Rule 145 under the 1933 Act (or Rule 144 in the case of such persons who become "affiliates" of TCG) or as otherwise permitted under the 1933 Act. Persons who may be deemed affiliates of TCG or ACC generally include individuals or entities that control, are controlled by, or are under common control with, such party, and may include certain officers and directors of such party as well as principal shareholders of such party. It is recommended that any such person obtain advice of securities counsel prior to effecting any resales.

                                THE AT&T MERGER

  On January 8, 1998, TCG entered into the AT&T Merger Agreement with AT&T and AT&T Merger Sub, pursuant to which, subject to satisfaction of the closing conditions specified therein, AT&T Merger Sub would merge with and into TCG, with TCG surviving as a wholly owned subsidiary of AT&T (the "AT&T Merger"). TCG and AT&T expect that the AT&T Merger will be consummated subsequent to the consummation of the Merger. Statements made herein regarding the AT&T Merger Agreement are not complete, and reference is made to the copy of the AT&T Merger Agreement filed with the Commission as an exhibit to TCG's Report on Form 8-K, dated January 26, 1998. The following disclosure is qualified in its entirety by such reference.

  In the AT&T Merger, each share of TCG common stock will be converted into the right to receive 0.943 of a share of AT&T common stock. TCG and AT&T expect that the exchange will be tax-free to TCG stockholders, except to the extent cash is received in lieu of fractional shares. The AT&T Merger Agreement contains customary representations and warranties of the parties, which will not survive effectiveness of the AT&T Merger. In addition, the AT&T Merger Agreement contains certain restrictions on the conduct of TCG's business prior to the consummation of the AT&T Merger. Pursuant to the AT&T Merger Agreement, TCG has agreed, for the period prior to the AT&T Merger, to operate its business in the ordinary course, refrain from taking various corporate actions without the consent of AT&T, and not solicit or enter into negotiations or agreements relating to a competing business combination.

  Pursuant to a Voting Agreement among the Cable Stockholders and AT&T, each Cable Stockholder executed and delivered to TCG a written consent in favor of and approving the AT&T Merger Agreement and the AT&T Merger. As a result, so long as the provisions of the AT&T Merger are not amended or waived, as specified therein, no further vote or meeting of TCG stockholders is necessary to consummate the AT&T Merger. AT&T will register the shares of AT&T common stock to be issued in the AT&T Merger in exchange for shares of TCG Class A Common Stock. AT&T will file a Registration Statement on Form S-4 to register such shares of AT&T common stock, and such Registration Statement will contain the AT&T-TCG Information Statement that TCG will distribute to its stockholders. Stockholders of ACC will also receive the AT&T-TCG Information Statement at such time as it is mailed to TCG stockholders.

  Pursuant to the Voting Agreement, each of the Cable Stockholders, on behalf of itself and certain of its affiliates, also agreed that (i) certain rights-of-way, colocation and similar agreements with TCG and its affiliates would be amended as of January 8, 1998 to provide that each such agreement would remain in effect for the longer of five years from such date and the current term of such agreement; and (ii) certain existing facilities agreements, facilities lease agreements or other arrangements (including arrangements relating to future agreements) relating to the lease or other grant of right to use fiber optic facilities between such Cable Stockholder or any of its affiliates and TCG or any of its subsidiaries would be automatically amended as of January 8, 1998 to conform with a form of Master Facilities Agreement agreed to by AT&T, the Cable Stockholders and TCG at the time of the execution of the AT&T Merger Agreement.

  Consummation of the AT&T Merger is subject to certain closing conditions, including, without limitation, TCG and AT&T obtaining certain required regulatory approvals and other related consents. In addition, the AT&T Merger is conditioned upon the agreements with each of Messrs. Annunziata, Scarpati and Hansen being in full force and effect and each being employed thereunder as of the Effective Time of the AT&T Merger, subject to their death or disability. Accordingly, there can be no assurance that the AT&T Merger will be successfully consummated or, if successfully completed, when it might be completed. In addition various lawsuits have been filed seeking to enjoin the consummation of the AT&T Merger. See "The Business of TCG--Legal Proceedings."

                              THE SPECIAL MEETING

PURPOSE OF THE SPECIAL MEETING

  The Special Meeting of the Stockholders of ACC is being called (i) to consider and vote upon approval and adoption of the Merger Agreement and approval of the Merger and all related transactions, pursuant to which (a) MergerCo will be merged with and into ACC with ACC surviving the Merger and becoming a wholly-owned subsidiary of TCG and (b) each share of ACC Stock (other than shares held in ACC's treasury or by a wholly-owned subsidiary of ACC, which will be canceled without any consideration being issued or paid therefor) that is issued and outstanding at the Effective Time will be converted into the right to receive a fraction of a share of TCG Class A Common Stock equal to the Exchange Ratio in effect at closing, and (ii) to transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

  THE BOARD OF DIRECTORS OF ACC HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND APPROVED THE MERGER AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES OF ACC STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

DATE, TIME AND PLACE

  The Special Meeting is scheduled to be held on Tuesday, April 21, 1998, at the offices of Nixon, Hargrave, Devans & Doyle LLP, 437 Madison Avenue, 24th Floor, New York, New York 10022, commencing at 11:00 a.m., local time.

RECORD DATE; SOLICITATION OF PROXIES; REVOCABILITY OF PROXIES

  The Board of Directors of ACC has fixed the close of business on March 18, 1998 (the "Record Date") for the determination of stockholders entitled to notice and to vote at the Special Meeting. Accordingly, only holders of ACC Stock of record on the books of ACC at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. At the close of business on the Record Date there were 17,519,684 shares of ACC Stock outstanding. Each holder of record of shares of ACC Stock on the Record Date is entitled to cast one vote per share on each proposal properly submitted for the vote of ACC's stockholders, either in person or by properly executed proxy, at the Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of ACC Stock entitled to vote at the Special Meeting, is necessary to constitute a quorum at the Special Meeting.

  Shares of ACC Stock which are represented by properly executed proxies, unless such proxies have previously been properly revoked, will be voted in accordance with the instructions indicated in such proxies. If no contrary instructions are indicated, such shares will be voted FOR approval and adoption of the Merger Agreement and approval of the Merger, and in the discretion of the proxy holder as to any other matter which may properly come before the Special Meeting. A stockholder who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting by delivering a written notice that the proxy is being revoked to Sarah M. Ayer-Gudell, Assistant Secretary of ACC, or by submitting a properly executed proxy bearing a later date than the proxy being revoked, or by voting the ACC Stock covered thereby in person at the Special Meeting.

  ACC will bear the cost of the Special Meeting and of soliciting proxies therefor, including the costs of the printing and mailing of this Proxy Statement/Prospectus and related materials, and the reasonable expenses incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy material to the beneficial owners of shares of ACC Stock.

  ACC STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY
CARDS.

INTERESTS OF CERTAIN PERSONS IN THE MERGER; VOTE REQUIRED

  Directors and executive officers of ACC beneficially owned as of March 18, 1998, approximately 4.2% of the outstanding ACC Stock and will receive shares of TCG Class A Common Stock in the Merger on the same basis as other stockholders of ACC. The ACC Board of Directors was aware of these interests when it considered and approved the Merger and the Merger Agreement.

  Stockholder approval of the Merger Agreement and the Merger is required by the DGCL. Approval of the Merger Agreement and the Merger requires the affirmative vote of a majority of the outstanding shares of ACC Stock, either in person or by proxy. If a proxy is marked as "abstain" on the Merger Agreement and Merger, or if instructions are given that no vote be cast on the Merger Agreement and Merger, the shares represented by such proxy will not be voted on the Merger Agreement and Merger. Abstentions and broker and other specified non-votes on the Merger Agreement and Merger will have the same effect as casting a vote against the Merger Agreement and Merger.

DISCRETIONARY AUTHORITY

  The Notice of Special Meeting of Stockholders provides for transaction of any business that properly comes before the meeting. The ACC Board of Directors has no knowledge, however, of any matters to be presented at the Special Meeting other than those referred to in this Proxy
Statement/Prospectus. The enclosed proxy gives discretionary authority if any other matters are properly presented.

NO RIGHTS OF DISSENTING STOCKHOLDERS

  Stockholders of ACC will not have the right under the DGCL to seek an appraisal of their shares of ACC Stock.

                              THE BUSINESS OF TCG

TELEPORT COMMUNICATIONS GROUP INC.

  TCG is the first and largest CLEC in the United States and offers comprehensive telecommunications services in major metropolitan markets nationwide. TCG competes with ILECs by providing high quality, integrated telecommunications services, primarily over fiber optic digital networks, to meet the voice, data and video transmission needs of its customers. TCG's customers are principally telecommunications-intensive businesses, healthcare and educational institutions, governmental agencies, long distance carriers and resellers, Internet service providers, disaster recovery service providers, wireless communications and financial services companies. TCG offers these customers technologically advanced telecommunications services, as well as superior customer service, flexible pricing and vendor and route diversity. TCG was incorporated in 1983 under the laws of the State of Delaware.

  For over 13 years, TCG has developed, operated and expanded its local telecommunications networks. During the fourth quarter of 1997, TCG added eight new markets, which brings total MSAs served by TCG to 65. These 65 MSAs are located in metropolitan New York/New Jersey, Los Angeles, Chicago, San Francisco, Philadelphia, Boston, Detroit, Baltimore, Washington, D.C., Dallas, Houston, Miami/Ft. Lauderdale, Seattle, San Diego, St. Louis, Pittsburgh, Phoenix, Denver, Milwaukee, Indianapolis, Hartford, Omaha, Providence, Cleveland, Portland (Oregon), Salt Lake City, Nashville, Chattanooga, Knoxville, Birmingham, Cincinnati, Columbus (Ohio), Charlotte, Tampa Bay, Sacramento, Minneapolis-St. Paul, Atlanta and Orlando, including 19 of the 20 largest metropolitan areas. As of December 31, 1997, TCG's fiber optic networks spanned over 9,470 route miles, contained over 491,090 fiber miles and served 13,510 buildings.

  TCG has grown rapidly over the last several years, expanding its existing networks, developing new networks and increasing its service offerings. For 1997, TCG's revenues were $494.3 million, an increase of $210.9 million or 74% over its revenues on a pro forma basis for 1996. Substantially all of this growth was derived from the provision of local telecommunications services.

  Total revenues from the local telecommunications market in the United States were estimated to have been approximately $104 billion in 1997. In the past, competitive access providers, including TCG, were limited to serving only the dedicated services portion of this market, which was estimated to have been approximately $6.0 billion in 1997, whereas the local switched services portion of this market for business customers was estimated to have been approximately $62 billion. TCG has been expanding into the switched services market over the last nine years by constructing switched networks and obtaining the necessary regulatory authorizations and interconnection arrangements to become a CLEC.

  TCG believes that it is well positioned with the passage and initial implementation of the 1996 Act to address a significantly larger portion of the telecommunications market and to improve its operating margins in the switched and dedicated services markets by expanding its networks, installing additional high capacity digital switches (as well as increasing the switching capacity of existing switches) and offering new products and services. Also, in 1996, TCG introduced a new service offering consisting of basic Internet access for business customers, and in February 1997 TCG acquired CERFnet, a leading regional ISP for business customers. As of December 31, 1997, TCG offered a variety of Internet services in 22 metropolitan areas.

  In September 1997, TCG introduced a general long distance service offering packaged with its existing local services in 22 metropolitan areas. The service is being provided primarily through the resale of other carriers' services, although TCG provides long distance services over its own facilities wherever possible.

  TCG has historically benefited from its relationships with the Cable Stockholders, which are among the largest cable television companies in the United States. Through such relationships, TCG has been able to utilize rights-of-way, obtain fiber optic facilities and share the cost of building new fiber optic networks, thereby allowing TCG to achieve significant economies of scale and scope through capital efficiencies in extending its networks in a rapid, efficient and cost-effective manner.

  TCG believes that it has several advantages that enable it to compete successfully in the new competitive telecommunications marketplace, including
(i) extensive, technologically advanced networks located or under development in major metropolitan markets nationwide, (ii) state-of-the-art information systems, (iii) an experienced management team with significant operational, technical, financial and regulatory expertise in the telecommunications industry, (iv) positive relationships with its broad array of commercial customers, (v) TCG's reputation for high quality service, and (vi) established relationships with cable television operators.

BUSINESS STRATEGY

  As a premier competitive local telecommunications carrier, the key elements of TCG's business strategy are to:

  . Provide a wide range of local telecommunications services. TCG provides a broad array of telecommunications services to meet the voice, data and video transmission needs of its customers, including basic local exchange telephone services, enhanced switched services, long distance services, dedicated services, high speed switched data services, Internet services, disaster avoidance services and video channel transmission services. Switched services revenue increased 90% for the year ended December 31, 1997 from the switched services revenue for the year ended December 31, 1996 on a pro forma basis. In 1997, approximately 44% of TCG's revenues were generated from switched services. TCG expects a growing portion of its revenue to be derived from basic local exchange telephone services, enhanced switched services, Internet services and high speed switched data services as it continues to deploy digital switches in its markets.

  . Focus on business customers and telecommunications carriers. TCG's networks serve large metropolitan markets, which have significant concentrations of telecommunications-intensive businesses. TCG's customers in these markets include financial services companies, media and insurance companies, long distance carriers and resellers, healthcare and educational institutions, governmental agencies, Internet service providers, disaster recovery service providers, wireless communications companies, residential multiple dwelling units and an increasing number of small and medium-sized business customers. The national scope of TCG's local networks allows it to offer high volume business customers and long distance carriers uniformity of services, pricing, quality standards and customer service. In addition, TCG has arrangements with other telecommunications providers, including shared tenant services providers, cable television companies and long distance carriers, to resell TCG's services. In 1997, approximately 66% of TCG's revenues were generated from business customers (including resellers) and approximately 34% were generated from long distance carrier customers.

  . Offer local and long distance services. TCG believes there is a growing demand, especially from small to medium-sized businesses, for telecommunications carriers to offer comprehensive packages of services so that a customer may obtain most or all of its telecommunications needs from a single provider. In September 1997 TCG broadened its existing long distance products into a general offering of long distance services in 22 metropolitan areas. These services have enhanced features and are available packaged with TCG's already comprehensive offerings of local services. TCG leverages its existing network investment by routing and switching as great a portion of long distance services as possible over its existing local and regional facilities, with the balance of such services being provided by the resale of the services of other carriers. For example, TCG has substantially completed a reconfiguration of the many adjacent local networks it operates between Boston and Washington, D.C. into a regional network covering a geographic area extending from southern New Hampshire to northern Virginia.

  . Expand geographic reach and density of existing networks and enter new markets. In response to customer demand, TCG continues to increase the geographic reach and density of its existing networks by deploying additional fiber optic rings and connecting additional customers to its networks. TCG anticipates that making significant capital expenditures over the next several years to expand its existing networks and to develop new networks will lead to significant increases in revenue opportunities. TCG may also make selected acquisitions. As a facilities-based carrier, TCG utilizes a variety of means to expand geographically, including rights-of-way, easements, poles, ducts and conduits that are available from cable television operators, ILECs, railways, subways, electric, gas and water utilities and municipal, state and federal street and highway authorities. In the course of expanding its networks, TCG also has the ability to reach TCG customers by reselling all or a portion of the telecommunications services offered by ILECs. However, TCG believes that the extensive geographic reach and density of its networks make it less reliant than other CLECs on the networks of the ILECs. In addition, where appropriate, TCG has the ability to link its customers to its networks through a variety of technologies including the use of microwave services, including 38 GHz milliwave services. TCG plans to expand into additional metropolitan markets, which TCG believes will further broaden its customer base and enhance its ability to attract national business accounts for its services.

  . Offer high quality networks and superior customer service. TCG believes that it offers cost and service quality advantages over ILECs as a result of its integrated operations, customer support, network monitoring and management systems and state-of-the-art technology deployed in TCG's digital networks. TCG consults closely with its customers to develop competitively priced telecommunications services that are tailored to their particular needs. TCG's centrally managed customer care and support operations are also designed to facilitate the processing of orders for changes and upgrades in services. TCG believes that it provides greater attention and responsiveness to its customers than do the ILECs.

  . Benefit from working relationships with cable television operators. As of December 31, 1997, the cable television facilities of TCI, Cox and Comcast collectively passed approximately 38% of the country's 94.5 million homes passed by cable television facilities. Through its relationships with cable television operators, including the Cable Stockholders, TCG has historically been able to utilize existing rights-of-way, obtain fiber optic facilities and share the cost of building new fiber optic networks, thereby allowing TCG to achieve significant economies of scale and scope through capital efficiencies in extending its existing networks in a rapid, efficient and cost-effective manner. TCG is currently working with certain Cable Stockholders for the provisioning of residential or multiple dwelling unit telephony services with TCG providing switching, call processing, calling features and ancillary services. Beginning as technical trials, these efforts have expanded into limited commercial offerings in certain locations in Connecticut, Michigan, Illinois, Maryland, Texas and Florida.

  . Spearhead regulatory reform. As the first and largest CLEC, TCG has been at the forefront of industry efforts for over a decade to introduce competition to the local telecommunications market. TCG has aggressively pursued the goal of making competitive local exchange services economically, technically and operationally feasible by working for legislative and regulatory reform and through negotiations with ILECs. TCG has continued its regulatory reform activities in an effort to ensure that the 1996 Act is implemented and interpreted in a manner that promotes fair competition for telecommunications services.

  . Capitalize on management team experience. TCG's management team is comprised of executives who are recognized as leaders in the development of the competitive local telecommunications industry. This management team has extensive operational, technical, financial and regulatory expertise as well as a proven track record in a rapidly changing marketplace.

The AT&T Merger Agreement contains certain restrictions on the conduct of TCG's business prior to the consummation of the AT&T Merger which are likely to affect TCG's pursuit of its strategies.

TCG RECENT DEVELOPMENTS

  Kansas City Fiber Network, L.P. TCG has agreed to purchase substantially all of the assets used in connection with a fiber optic communications system of KCFN, a majority of the equity of which is owned by TCI. Pending the closing of such transaction, TCG is providing certain services in connection with the operations of such communications system, which is located in the Kansas City, Missouri/Overland Park, Kansas metropolitan area. The purchase price is approximately $55 million in cash and TCG will be required to assume certain obligations of the seller. Consummation of the purchase of the assets of KCFN is subject to the receipt of required regulatory approvals and other related consents. Accordingly, there can be no assurance that the purchase of the assets of KCFN will be successfully consummated or, if successfully completed, when it might be completed.

  TCI Subordinated Note. In December 1997, TCG repaid at a discounted value of approximately $25.1 million the TCI Subordinated Note, in the original principal amount of $26 million, that it had issued to TCI in the TCG Reorganization.

  1997 Equity Offering. On November 13, 1997, TCG consummated the 1997 Equity Offering. Of the 17,250,000 shares of TCG Class A Common Stock offered, 7,304,408 shares were offered by TCG (realizing net proceeds of approximately $317.4 million to TCG) and 9,945,592 shares were offered by a subsidiary of Continental. Continental acquired its interest in TCG in May 1993. As a result of the consummation of the 1997 Equity Offering, Continental does not hold any shares of TCG Common Stock.

  BizTel Communications, Inc. On October 29, 1997, TCG acquired the remaining 50.1% equity interest in BizTel not owned by TCG in exchange for the issuance of 1,667,631 shares of TCG Class A Common Stock (with cash paid in lieu of fractional shares). TCG had previously acquired a 49.9% interest in BizTel in February 1996. BizTel holds FCC licenses to provide telecommunications services utilizing 38 GHz digital milliwave transmission in over 200 geographic areas, which include more than 95 of the 100 largest metropolitan markets and all markets were TCG operates. BizTel's 38 GHz milliwave services can be used by TCG to economically connect customers to TCG's fiberoptic networks, to provide network redundancy, diverse routing or quick temporary installations and to provide stand-alone facilities where TCG does not have fiber optic networks.

  Eastern TeleLogic Corporation. Effective as of March 1, 1997, TCG completed its acquisition of ETC for 2,757,083 shares of TCG Class A Common Stock. TCG also assumed $52.6 million in ETC debt and loaned $115 million to ETC, the proceeds of which were used to redeem the stock held by certain minority stockholders. The acquisition of ETC provides TCG with access to the Philadelphia market, the nation's fifth largest market, and allows TCG to establish a contiguous network between Boston and Washington, D.C. ETC operates a Class 5 digital telephone switch on its 525-mile fiber optic network which connects to more than 360 buildings. After the acquisition, the name of Eastern TeleLogic Corporation was changed to TCG Delaware Valley, Inc.

  As part of the acquisition, TCG assumed a credit facility of ETC. This facility, which ETC entered into in October 1995, is a $60 million credit facility with certain banks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of TCG--Liquidity and Capital Resources."

  CERFnet Services, Inc. On February 4, 1997, TCG acquired from General Atomic Technologies Corporation and General Atomics all the outstanding capital stock of CERFnet, a leading regional provider of Internet-related services to businesses, including dial-up and dedicated Internet access, World Wide Web hosting and colocation services and Internet training. TCG issued to General Atomics, CERFnet's former controlling stockholder, 2,100,000 shares of TCG Class A Common Stock and granted to General Atomics certain registration rights with respect to such shares. After the acquisition, the name of CERFnet was changed to TCG CERFnet, Inc.

  TCG has had discussions with a number of other telecommunications companies regarding acquisitions, possible strategic partnerships and other investment arrangements. TCG has no present agreement regarding the terms of any such transaction, other than the AT&T Merger Agreement. If and when attractive opportunities become available, TCG contemplates pursuing such opportunities to effect such a transaction. Nonetheless, there can be no assurance that any such strategic business arrangement will be entered into or the timing thereof. Specifically, any future decision by TCG as to whether or not to pursue any such strategic partnership or similar business arrangement will be based upon, among other things, the relative attractiveness of available alternative business and investment opportunities, the regulatory environment for telecommunications properties, future developments relating to TCG, the CLEC industry, general economic conditions and other future developments.

TCG'S SERVICES

  TCG provides its customers with a comprehensive array of local and long distance telecommunications services, including basic local exchange telephone services, enhanced switched services, Internet services, national and international toll services, 800 services, dedicated services, high-speed switched data services, disaster avoidance services and video channel transmission services. Switched voice services offered by TCG primarily use high-capacity digital switches to route voice transmission anywhere on the public switched telephone network. TCG's dedicated services, which include private line and special access services, use high-capacity digital circuits to carry voice, data and video transmission from point-to-point in multiple configurations. TCG provides its media industry customers with point-to-point, broadcast-quality video channels for video transmission between two or more locations, including video link services to major television networks as well as to other programmers. TCG also provides private network management and systems integration services for businesses that require combinations of various dedicated and switched telecommunications services.

  Switched Services. TCG's switched services provide customers with local dial tone and local and regional calling capabilities and connection to their IXCs. TCG's switched services are mainly branded under the "Prime" name and include the following:

    PrimeDistance SM This service is a long distance service which is offered as a package to TCG's customers for local services. It is a broad service including national and international toll services, 800 services, directory assistance, operator services and fraud detection features.

    PrimeNBX SM This service gives voice and data customers a choice for analog, digital voice-only and ISDN Centrex telephone lines to customers' desktops. With PrimeNBX, TCG owns, houses, manages and maintains the switch. PrimeNBX allows customers to retain control over network configurations. Lines can be added, deleted and moved as needed. Business customers can utilize TCG as their primary Centrex provider, as a supplement to the ILEC's Centrex service, or as an addition to a fully-utilized customer owned private branch exchange ("PBX").

    PrimeXpress SM This service is utilized by PBX users to provide access to the local, regional and long distance telephone networks. PBX customers may use either TCG's telephone numbers or their ILEC-assigned telephone numbers. Customer access to TCG's network is accomplished by a DS-1 digital connection or analog trunks between the customer's PBX port and TCG's switching centers.

    PrimePath SM This service enables customers to connect to the TCG network using Prime Business Lines or Prime Business PBX Trunks. PrimePath is available in a variety of feature packages which have been developed to serve TCG customers, with features such as Call-Waiting, Call-Forwarding, Conference Calling and PrimeMail voice mail.

    PrimePlus SM This service provides customers with a competitive alternative to ILEC service for intraLATA toll calls. It is a customized, high quality calling plan available to PrimeNBX, PrimePath and PrimeXpress customers. TCG works with customers to devise cost-saving intraLATA calling programs based on actual usage and calling patterns.

    PrimeOne SM This service is basic local exchange service which can be tailored to a customer's particular calling requirements. Local telephone service includes operator and directory assistance services, as well as an intraLATA toll plan.

    CERFtone SM This integrated service permits customers to combine local, intraLATA toll, long distance and 800 services with high speed Internet services.

    TCG Pay Phone Services These services provide full public pay telephone service to public customers and dial tone services and access lines to other public pay telephone providers, including pay telephone services at several major airports. TCG is the primary provider of public pay phone service for all properties of The Port Authority of New York and New Jersey, including Kennedy, La Guardia and Newark airports.

    Switched Access Services These services provide IXCs with switched connections to their customers for the origination and termination of long distance telephone calls.

    Integrated Services Digital Network ("ISDN") PrimePlex SM Services These services provide TCG's customers with multiple voice and data communications services over a single telecommunications line. TCG's ISDN services allow customers to perform multiple functions such as simultaneous voice and computer links, and enable TCG to offer customers value-added features. High speed ISDN applications include desk top video conferencing, interconnection of local area networks ("LANs") and Internet access.

    Advanced Intelligent Network ("AIN") Services Utilizing the Bellcore ISCP(TM) format, these services offer customers advanced, customized switching features which may include local number portability.

  Dedicated Services. TCG's dedicated services, which include special access and digital private line services, use high-capacity digital circuits to carry voice, data and video transmission from point-to-point in flexible configurations involving different standardized transmission speeds and circuit capacities, including:

    DS-0 This is a dedicated service that accommodates business communications with digital data transmission through a voice grade equivalent circuit with a capacity of up to 64 kilobits per second ("kbps"). This service offers a private line digital channel for connecting telephones, fax machines, personal computers and other telecommunications equipment. Multiple DS-0 services are offered in a variety of combinations, depending on the particular application and can also provide voice grade analog connections.

    DS-1 This is a high speed digital channel that typically links customer locations to long distance carriers or other customer locations. Used for multiple voice or data transmission, access to the Internet and interconnection of LANs, DS-1 services accommodate digital data transmission capacity of up to 1.544 megabits per second ("mbps"), the equivalent of 24 voice grade circuits.

    European-Standard DS-1(E-1) TCG was the first U.S.-based local carrier to offer this dedicated high capacity service, which allows customers to accommodate their international traffic with a digital data transmission capacity of up to 2.048 mpbs, which is equivalent to 30 voice grade equivalent circuits. This dedicated service offers international business customers the flexibility to connect their United States locations to international circuits that operate at the high capacity European standard transmission speed.

    DS-3 With digital data transmission capacity of up to 44.736 mbps, this dedicated service provides a very high capacity digital channel, which is equivalent to 28 DS-1 circuits or 672 voice grade equivalent circuits. This digital service is used by long distance carriers for central office connection and by some large corporate users to link multiple sites. It is also used for data services applications.

    TCG OmniRing SM This service provides a standard Optical Carrier ("OC") service for those customers requiring enhanced network survivability, advanced network architectures and centralized network monitoring and management capabilities. With TCG OmniRing customers enjoy the benefits of dedicated private local OC3 or OC12 synchronous optical network ("SONET") rings between various customer-designated sites and TCG's nodes.

  Data Services. TCG offers its customers a broad array of data services that enable customers to create their own internal computer networks and access external computer networks and the Internet. In 1992, TCG introduced its native speed LAN inter-networking data service which is used to connect workstations and personal computer users on one or more LANs. Called
OmniLAN SM, this service provides users with transmission capacity for 10 mbps Ethernet, 4 and 16 mbps Token Ring and 100 mpbs FDDI LAN interconnections. Native speed services avoid the bottleneck problems that are frequently encountered with customary DS-1 connections by providing the customer with a circuit that matches the transmission speeds of its LAN. OmniLAN provides dedicated circuits, guaranteed transmission capacity and guaranteed bandwidth for virtually all LAN applications. Users can share files and databases as if they were all working on the same computer, or within the same LAN. In 1996 TCG introduced Fast Ethernet LAN Interconnect Service for business customers which have or plan to build Fast Ethernet networks and require native speed connections between geographically disparate LANs.

  As companies and communications become more sophisticated, there is an increased need for customer access to superior traffic management of sensitive data, video and voice transmission within a single metropolitan area or between various company operations. TCG's switched data services, called OmniStream SM, offer sophisticated switched data services over TCG's SONET/ATM backbone and provide high standards in reliability and flexibility while enabling users to reduce the costs associated with interconnecting various geographically dispersed and architecturally diverse information systems. TCG's asynchronous transfer mode ("ATM") platform supports evolving high-speed applications, such as multimedia, desktop video conferencing and medical imaging. Additionally, TCG's services allow users to interconnect both high speed and low speed LAN environments. Customers also benefit from flexible billing, as well as detailed usage reports.

  Internet Services. TCG accommodates its customers' demand for Internet services directly through CERFnet, an ISP, and indirectly by providing the connection between a customer and an ISP. CERFnet's services include a full range of Internet-related services for businesses and professionals, including dial-up and dedicated Internet access, World Wide Web hosting and colocation services and Internet training.

  Video Services. TCG provides analog video link services to its media industry customers, including all of the major television networks as well as to many cable services and independent programmers. TCG's video services include offering a broadcast quality, analog channel which can be provided on a point-to-point or point-to-multipoint basis.

  Wireless Services. OmniWave SM services, TCG's 38 GHz digital milliwave private line service, supports capacities of 4 DS-1s, 8 DS-1s and 1 DS-3. These services can be multiplexed at either end of the circuit to provide lower levels of bandwidth. OmniWave services utilize a broadband milliwave transmission spectrum for quality and reliability that is comparable to that achieved by conventional fiber optic networks. BizTel is TCG's primary and preferred provider of these services.

  Residential Services. TCG currently offers residential telephony services on a retail basis in several multiple dwelling units and in a number of single family residences and continues to develop services for this market. TCG provides wholesale local exchange services that are suitable for reselling to residential consumers, including local and long distance toll usage, features and auxiliary functions such as network provisioning, installation, customer service, billing, operator services, and directory assistance. TCG's wholesale customers, which resell these services to individual users, include landlords, real estate development and management companies and the Cable Stockholders. With certain exceptions, TCG's ability to provide residential services is subject to the approval of its Class B Stockholders. See "Description of Capital Stock of TCG."

  Calling Card Services. In August 1997, TCG commenced offering a full service long distance calling card with specialized features designed for business travelers, called PrimeCard SM service.

CUSTOMERS AND MARKETING

  TCG's customers are principally telecommunications-intensive businesses, healthcare, and educational institutions, governmental agencies, long distance carriers and resellers, ISPs, disaster recovery service providers and wireless communications and financial services companies. In 1985, TCG's customers were primarily long distance carriers. While TCG's carrier business has continued to grow, in 1997, all other customers (including resellers) accounted for approximately 66% of TCG's total revenues. During 1997, TCG's 10 largest customers accounted for approximately 40% of TCG's total revenues. During that period, no customer accounted for more than 10% of such revenues.

  TCG has sought to establish "TCG"(R) "Prime-" and "Omni-" as recognized brand names for its services and products. TCG is rebranding the Internet services of its CERFnet subsidiary as "TCG CERFnet" services. TCG's marketing emphasizes its state-of-the art digital networks, flexibly priced products and services, responsive customer service orientation and integrated operations, customer support and network monitoring and management systems. For large telecommunications-intensive businesses that depend on accurate and reliable telecommunications, TCG promotes the operational and strategic security achieved through vendor and facility diversity. TCG's centrally managed customer care and support operations are designed to facilitate the installation of new services and the processing of orders for changes and upgrades in TCG customer services. TCG seeks to be among the first to introduce new telecommunications products and service, thereby increasing usage among existing TCG customers and attracting new customers to TCG's networks.

  TCG generally offers its services in accordance with applicable tariffs filed with the FCC (for interstate services) and State PUCs (for intrastate services). As a non-dominant carrier, TCG does not have to cost-justify its rates and frequently enters into customer and service specific arrangements. The services offered by TCG are typically priced at a modest discount to the prices of the ILECs.

  With a direct sales force in each of its markets, TCG initially targets the large telecommunications-intensive businesses concentrated in the major metropolitan markets served by its networks. TCG's customers in these markets include financial services firms, media and health care companies and educational and governmental institutions. In addition, TCG markets its services through sales agents, landlords, advertisements, trade journals, media relations, direct mail and participation in trade conferences.

  TCG is increasing its marketing to small and medium-sized business customers. TCG's strategies for addressing this market include (i) hiring and training specialized account executives dedicated to developing this market;
(ii) increased marketing to this class of customers in office buildings or multiple dwelling units already served by TCG's network; (iii) developing special services and packages of services attractive to this market segment; and (iv) employing 38 GHz wireless technology to reach these customers cost-effectively.

  TCG also targets long distance carriers and resellers, ISPs, disaster recovery service providers and wireless telephone companies through its national sales organization. TCG has master services agreements (which generally set forth technical standards, ordering processes, pricing methodologies and service grade requirements, but do not guarantee any specified level of business for TCG) with a significant number of long distance carriers. For example, AT&T considers TCG a preferred national supplier of dedicated and switched access services. By providing long distance companies a local connection to their customers, TCG enables these carriers to avoid complete dependence on the ILECs for access and to obtain a high quality, reliable local connection at savings over the ILECs' charges. The national scope of TCG's local networks allows it to offer high volume business customers and long distance carriers uniformity of services, pricing, quality standards and customer service. In addition, TCG has arrangements with other telecommunications providers, including shared tenant service providers, cable television companies and long distance carriers, to resell TCG's services. TCG has engaged in technical trials pursuant to which certain long distance carriers have resold TCG local exchange service and intraLATA toll service bundled with their long distance service. These trials began in the second half of 1995, but as of March 1998, all had been terminated. TCG and AT&T are currently in the process of developing a combined local and long distance business line product which would be sold under the AT&T brand name, initially as a trial.

  The AT&T Merger could make some competitors of AT&T less likely to continue or to expand their relationship with TCG. TCG believes that most or all of the major long distance carriers are pursuing alternatives to their current practices with regard to obtaining local telecommunications services.

THE NETWORKS

  TCG uses the latest technologies and network architectures to develop a highly reliable infrastructure for delivering high speed, quality digital transmission of voice, data and video telecommunications. The basic transmission platform consists primarily of optical fiber equipped with high capacity SONET equipment deployed in self-healing rings. These SONET rings give TCG the capability of routing customer traffic simultaneously in both directions around the ring thereby eliminating loss of service in the event of a cable cut. TCG extends SONET rings or point-to-point links from rings to each customer's premises over its own fiber optic cable, unbundled facilities obtained from ILECs, microwave (including 38 GHz milliwave) transmission facilities (primarily provided by BizTel) and other technologies. TCG also installs diverse building entry points where a customer's security needs require such redundancy. TCG then places necessary customer-dedicated or shared electronic equipment at a location near or in the customer's premises to terminate the link.

  TCG serves its customers from one or more nodes or hubs strategically positioned throughout its networks. The node houses the transmission and switching equipment needed to interconnect customers with each other, the IXCs and other local exchange networks. Redundant electronics, with automatic switching to the backup equipment in the event of failure, protect against signal deterioration or outages. Continuous monitoring of system components focuses on proactively avoiding problems rather than just reacting upon failure.

  TCG adds switched, dedicated, Internet and data services to its basic fiber optic transmission platform by installing sophisticated digital electronics at its network nodes and at customer locations. TCG's advanced ISDN-capable digital telephone switches are connected to multiple ILEC and long distance carrier switches to provide TCG's customers access to every telephone in the local market as well as across the country and around the world. Similarly, TCG provides ATM switched and LAN multiplexers at the customer's premises and in its nodes to provide high speed LAN interconnection and native ATM services.

  TCG's strategy for adding customers is designed to maximize the speed and impact of its marketing efforts while maintaining attractive rates of return on capital invested to connect customers directly to its networks. To initially serve a new customer, for example, TCG may use various transitional links, such as reselling a portion of the ILEC's network and, where appropriate, using alternative transmission technologies such as microwave transmission, including 38 GHz milliwave. Once the new customer's communications volume and product needs are identified, TCG may build its own fiber optic connection between the customer's premises and its networks to accommodate (i) the customer's current and future telecommunications needs and
(ii) TCG's efforts to maximize return on network investment.

  In determining which new markets to enter, TCG carefully analyzes the potential customer base and competitive condition within the market. TCG is planning on building new facilities, entering into fiber leases, and other arrangements with cable television companies and other carriers, acquiring existing telecommunications providers and exploring new technologies that have potential to enhance network expansion (such as the use of microwave radio facilities). TCG also seeks to utilize relationships with the Cable Stockholders or other cable television operators which have an existing presence in the market and with which TCG may be able to develop a fiber optic network rapidly and efficiently. As a facilities-based carrier, TCG utilizes a variety of means to expand geographically, including rights-of-way, easements, poles, ducts and conduits that are available from cable television operators, incumbent local exchange carriers, railways, subways, electric, gas and water utilities and municipal, state and federal street and highway authorities. TCG plans to continue making selected acquisitions of existing local telecommunications networks in markets in which it has existing local telecommunications operations or which are geographically proximate to such markets, as well as in markets that are otherwise attractive to TCG. TCG's use of BizTel as its primary and preferred provider of 38 GHz services offers TCG the opportunity to market telecommunications facilities to customers in geographical areas where TCG has not yet constructed, and may not find it economical to construct, fiber optic facilities.

COMPETITION

  TCG faces substantial and increasing competition in each of the metropolitan areas it serves or plans to serve from entities that offer services similar to those offered by TCG, including ILECs such as Ameritech, Bell Atlantic, BellSouth, SBC Communications, U S WEST and GTE. TCG believes that ILECs generally benefit from their long-standing relations with customers, substantial technical and financial resources, established ubiquitous networks and federal and state regulations that could provide them with increased pricing flexibility as competition increases. In addition, in most of the metropolitan areas in which TCG currently operates, at least one, and sometimes several, other CLECs offer substantially similar services at substantially similar prices to those of TCG. Other CLECs, ILECs entering new geographic markets, cable television companies, electric utilities, long distance carriers, microwave carriers, wireless telephone system operators and private networks built by large end users may offer services similar to those offered by TCG. In addition, the current trend of actual and proposed business combinations and alliances in the telecommunications industry, which include mergers between ILECs, between IXCs and international carriers and between IXCs and CLECs, may create significant new competitors for TCG.

  The 1996 Act is intended to increase competition in the local telecommunications business. The 1996 Act requires all local exchange providers, including TCG and new entrants, to interconnect with other carriers, and to offer their services for resale and requires ILECs to offer their substantial network facilities on a discounted wholesale basis and on an unbundled basis. These requirements may facilitate entry by new competitors without substantial capital risk or investment. However, there can be no assurance that any rates or facilities offered by ILECs to TCG or other CLECs will be economically attractive or technically viable.

  TCG believes that the 1996 Act will provide it with increased business opportunities and potentially better margins by opening all local markets in urban areas to competition and by requiring ILECs to provide improved direct interconnection at lower cost. However, under the 1996 Act, the FCC and some state regulatory authorities may provide ILECs with increased flexibility to reprice their service as competition develops and as ILECs allow competitors to interconnect to their networks. In addition, some new entrants in the local market may price certain services to a particular customer or for a particular route below the prices charged by TCG for services to that customer or for that route, just as TCG may itself underprice those new entrants. If ILECs and other competitors lower their rates and can sustain significantly lower prices over time, this may adversely affect revenues and margins of TCG. If regulatory decisions permit the ILECs to charge CLECs substantial fees for interconnection to the ILECs' networks or afford ILECs other regulatory relief, such decisions could also have a material adverse effect on TCG. However, TCG believes that the negative effects of the 1996 Act may be more than offset by (i) increased revenues available as a result of being able to address the entire urban local exchange market, (ii) mutual reciprocal compensation with the ILEC that results in TCG terminating its local exchange traffic on the ILEC's network at little or no net cost to TCG, (iii) obtaining access to off-network customers through more reasonably priced expanded interconnection with ILEC networks and (iv) a shift by IXCs to purchase access services from CLECs instead of ILECs. There can be no assurance, however, that these anticipated results will offset completely the effects of increased competition as a result of the 1996 Act.

  Currently, TCG's services are predominantly local and regional, although TCG has begun to offer long distance services on a limited basis in order to provide a full range of telecommunications services to those customers who prefer to obtain most or all of their telecommunications services from one provider. However, TCG has examined from time to time, and will continue to examine, opportunities to expand its provisioning of other related telecommunications services. The merger with ACC represents an expansion of TCG's long distance services, including international long distance, and provision of local services in foreign countries. To the extent that TCG expands its provisioning of telecommunications or Internet services, it could incur certain additional risks in connection with such expansion, including technological compatibility risks, legal and regulatory risks and possible adverse reaction by some of its current customers.

  All of the Cable Stockholders are in the telecommunications business and may, now or in the future, provide services which are the same or similar to those provided by TCG. In addition, affiliates of TCI, Cox and Comcast, which collectively have designated a majority of the directors of TCG, together with an affiliate of Sprint, have formed Sprint PCS, a partnership created to provide certain wireless telecommunications services. Also, affiliates of TCI, Cox and Comcast are principal owners of At Home, a provider of Internet related services over the @Home(TM) Network. No assurance can be given that the Cable Stockholders will not compete with TCG in certain markets or in the provision of certain telecommunications services. Although directors of TCG who are also directors, officers or employees of the Cable Stockholders or any of their respective affiliates have certain fiduciary obligations to TCG under Delaware law, such directors and the Cable Stockholders, as the controlling stockholders of TCG, are in positions that may create conflicts of interest with respect to certain business opportunities available to and certain transactions involving TCG. The Cable Stockholders have not adopted any special voting procedures to deal with such conflicts of interest, and there can be no assurance that any such conflict will be resolved in favor of TCG. In this regard, TCG's Amended and Restated Certificate of Incorporation provides that TCG may not provide certain (i) wireless communications services (other than products and services delivered via point-to-point microwave and milliwave transmissions) or (ii) telecommunications services to residences until, in each case, the earlier of June 26, 2001, or the date on which the holders of TCG Class B Common Stock no longer represent at least 50% of the voting power of the outstanding TCG Common Stock, without the affirmative vote of the holders of a majority of the TCG Class B Common Stock, subject to certain exceptions.

EMPLOYEES

  As of December 31, 1997, TCG employed 3,059 employees, none of whom was represented by a union or covered by a collective bargaining agreement. TCG believes that its relations with its employees are good. In connection with the construction and maintenance of its digital networks and the conduct of its other business operations, TCG uses third party contractors, some of whose employees may be represented by unions or collective bargaining agreements. TCG believes that its success will depend in part on its ability to attract and retain highly qualified employees.

PROPERTIES

  TCG leases network hub sites and other facility locations and sales and administrative offices in each of the cities in which it operates networks. During the years ended December 31, 1996 and 1997, rental expense for operating leases totaled $18.0 million and $31.4 million, respectively. On a pro forma basis, rental expense for operating leases totaled $20.4 million for the year ended December 31, 1996. TCG has no significant real estate holdings. Management believes that its properties, taken as a whole, are in good operating condition and are suitable and adequate for TCG's business operations. TCG currently leases approximately 200,000 square feet of space at The Teleport complex in Staten Island, New York, where it maintains its headquarters, approximately 190,000 square feet in Dayton, New Jersey, where its principal executive offices are located, and approximately 70,000 square feet in Englewood, Colorado where its National Customer Care Center is located.

LEGAL PROCEEDINGS

  In April 1997, a complaint was filed seeking damages in an unspecified amount against TCG in the Circuit Court of Cook County, Illinois by two former customers of TCG and an alleged class purporting to consist of investors in one of the customers, alleging fraud and breach of contract. The initial complaint was dismissed in September 1997 and an amended complaint was refiled by the plaintiffs in October 1997. TCG believes that the allegations are without merit and that it possesses meritorious counterclaims for damages arising from breach of contract. TCG additionally believes that any costs arising from this lawsuit will not have a material adverse effect on its financial condition, results of operations or cash flows.

  On December 16, 1997, prior to public announcement of the AT&T Merger, an action was filed by one TCG public stockholder in the Delaware Court of Chancery against TCG, TCG's directors and the Cable Stockholders. The plaintiff's complaint alleges that, based on public reports, TCG's directors, management and controlling stockholders were negotiating the sale of TCG to AT&T on a preferential basis. This sale on a preferential basis, the complaint alleges, would offer little or no premium over the current market price of TCG Class A Common Stock and is therefore unfair and inadequate to TCG's public stockholders. The plaintiff seeks to enjoin the merger of TCG and AT&T or, alternatively, to rescind the transaction and/or recover damages in the event that the transaction is consummated. The complaint seeks to have the action certified for class action status and to appoint the plaintiff as the class representative.

  On January 12, 1998, an action was filed by two TCG public stockholders in the Delaware Court of Chancery against TCG, certain TCG directors and officers, the Cable Stockholders and AT&T. The complaint alleges that the exchange ratio in the AT&T Merger represents an inadequate premium for stockholders of TCG Class A Common Stock. The complaint further alleges that the actions of the TCG directors, officers and Cable

Stockholders in connection with the AT&T Merger constitute a breach of various fiduciary duties owed to the stockholders TCG Class A Common Stock. The plaintiffs seek to enjoin the merger of TCG and AT&T or, alternatively, to rescind the transaction and/or recover damages in the event that the transaction is consummated. The complaint seeks to have the action certified for class action status and to appoint the plaintiffs as the class representatives.

  On January 28, 1998, an action was filed by a TCG public stockholder in the Delaware Court of Chancery against TCG, certain TCG directors and officers, and the Cable Stockholders. The complaint alleges that the exchange ratio in the AT&T Merger represents an inadequate premium for stockholders of TCG Class A Common Stock. The complaint further alleges that the actions of the TCG directors, officers and Cable Stockholders in connection with the AT&T Merger constitute a breach of various duties owed to the stockholders of TCG Class A Common Stock. The plaintiffs seek to enjoin the merger of TCG and AT&T or, alternatively, to rescind the transaction and/or recover damages and fees in the event that the transaction is consummated. The complaint seeks to have the action certified for class action status and to appoint the plaintiff as the class representative.

  Plaintiffs' counsel in the above three putative stockholder class action proceedings have agreed (i) to defer the obligation of the defendants to answer the actions and (ii) to consolidate the actions by filing an amended consolidated complaint. As of the end of February 1998, the amended consolidated complaint has not been filed. TCG believes that these proceedings, individually and in the aggregate, are without merit and that any associated costs will not have a material adverse effect on TCG's financial condition, results of operations or cash flows.

  TCG is a party to various claims and legal proceedings arising in the ordinary course of business. TCG does not believe that such claims or proceedings, individually or in the aggregate, will have a material adverse effect on TCG's financial condition or results of operations.

                               MANAGEMENT OF TCG

DIRECTORS

  John R. Alchin, 49, has been a director since November 1997. Mr. Alchin is the Senior Vice President and Treasurer of Comcast Corporation. In this capacity, he manages Comcast's capital formation activities, including equity and debt placements in domestic and overseas markets. He also oversees treasury management functions. Prior to joining Comcast in January 1990, Mr. Alchin worked with Toronto Dominion Bank, most recently as Managing Director, responsible for the Bank's Merchant Banking Group. He was active in founding the Bank's U.S. Communications Finance Group and worked closely with the cable television industry.

  Robert Annunziata, age 49, has been Chairman of the Board since 1990 and a director since 1984. See "--Executive Officers" for a description of Mr. Annunziata's business experience.

  John R. Dillon, age 56, has been a director since December 1991. Mr. Dillon was Senior Vice President and Chief Financial Officer of Cox Enterprises, Inc. ("CEI") since 1990 and retired on December 31, 1996. He continues to serve as a consultant to CEI and joined Cravey, Green & Wahlen, a private equity firm, as Managing Director in February 1997. He is also a director of Cox Communications, Inc. ("CCI").

  Gerald W. Gaines, age 41, has been a director since November 1994. Mr. Gaines has been Senior Vice President of Telephony Services for TCI since 1994, and represents TCI in its joint venture with Sprint, Cox and Comcast. Prior to that, he had been founder and President of GCG Inc., a management services firm serving the telecommunications industry since 1991. From 1986 to 1991, Mr. Gaines held various executive positions with U S WEST, most recently serving as President and Chief Executive Officer for U S WEST Service Link, a service bureau providing operator and computerized validation services. He also serves on the Board of Directors of the Five Points Media Center.

  Jimmy W. Hayes, age 45, has been a director since August 1996. He joined CEI in 1980 as Accounting Manager. He was promoted in May 1981 to Assistant Controller in December of that year. He was named a corporate officer in December 1982, and promoted to Vice President of Finance of CCI in August 1989. He was promoted to Senior Vice President of Finance and Chief Financial Officer of CCI in January 1992. Prior to joining CEI, Mr. Hayes was an Audit Manager with Price Waterhouse & Company in Atlanta.

  James Bruce Llewellyn, age 70, has been a director since June 1996. He has been the Chairman of the Board and principal stockholder of the Philadelphia Coca-Cola Bottling Company since 1985. He was the principal stockholder and Chairman of the ABC television network affiliate in Buffalo, New York. He served as the Chairman of Garden State Cablevision, Inc. and has been a partner in the Washington, D.C. law firm of Dickstein, Shapiro & Morin. He serves on the Board of Directors of Coors Brewing Company and Essence Communications, Inc.

  James O. Robbins, age 55, has been a director since April 1996. Mr. Robbins has served as President and Chief Executive Officer of CCI since May 1994. Prior to that, Mr. Robbins had been President of CCI since 1985. Mr. Robbins has been a director of CCI since May 1994. Mr. Robbins is a member of the Executive Committee of the National Cable Television Association. Mr. Robbins also serves as a director to TeleWest Communications plc and NCR Corporation and is a representative on the Partnership Board of Sprint Spectrum Holding Company, L.P., the general partner of Sprint Spectrum, L.P.

  C.B. Rogers, Jr., age 68, has been a director since June 1996. He has been Chairman of Equifax Inc. since 1992. He was Chief Executive Officer of Equifax Inc. from 1989 to December 1995. He is Chairman of the Board of Directors and the Executive Committee of Equifax Inc. Mr. Rogers is a former Senior Vice President of International Business Machines Corporation where he was employed for 33 years before joining Equifax Inc. in 1987. He also serves on the Board of Directors of Sears, Roebuck & Co., Briggs & Stratton Corporation, Oxford Industries, Inc. and Morgan Stanley, Dean Witter, Discover & Co.

  Larry E. Romrell, age 58, has been a director since April 1996. Prior to that time, he was director of TCG from November 1992 to October 1995. Mr. Romrell has been Executive Vice President of TCI since January 1994 and President of TCI Technology Ventures since September 1994. Prior to that, he had been Senior Vice President of TCIC from 1991 to October 1994. Mr. Romrell previously held various executive positions with WestMarc Communications, Inc., a subsidiary of TCI.

  Lawrence S. Smith, age 50, has been a director since May 1993. Mr. Smith has been Executive Vice President of Comcast since January 1996. Prior to that, he had been Senior Vice President of Accounting and Administration for Comcast for more than five years. He joined Comcast in 1988 with responsibility for financial administration and corporate accounting. He previously served as Chief Financial Officer of Advanta Corp., a financial services firm, and was a tax partner in the Philadelphia office of Arthur Andersen & Co., with which he was affiliated for 18 years. Mr. Smith serves on several corporate boards including Comcast U.K. Cable Partners Limited, Sprint Spectrum Holding Company, L.P., E! Entertainment Television, Inc. and QVC, Inc.

  Bernard W. Schotters, age 53, has been a director since August 1996. He was appointed Senior Vice President--Finance and Treasurer of TCIC in October 1991 and Executive Vice President--Finance and Treasurer as of January 1, 1998. Previously he served as TCI's Vice President--Finance. Mr. Schotters is currently a member of the National Association of Securities Dealers 1994 Issuer Affairs Committee and functions in a consultative capacity to the National Cable Television Association. Prior to joining TCI in 1983, Mr. Schotters was Vice President of Wells Fargo Bank where he was involved in commercial lending activities.

  David M. Woodrow, age 52, has been a director since November 1992. Mr. Woodrow has been Senior Vice President of Broadband Services for CCI since 1994. Prior to that, he had been Senior Vice President of Operations for CCI since 1989. Mr. Woodrow is a director of the Cellular Telephone Industry Association and At Home.

  TCG's Amended and Restated Bylaws and the Amended Stockholders' Agreement provide that TCG's Board of Directors will consist of 13 directors. Pursuant to the Amended Stockholders' Agreement, TCI has the right to designate four directors. See "Certain Relationships and Related Transactions of TCG". One of TCI's former designees, Brendan R. Clouston, has resigned from TCG's Board of Directors and TCI is in the process of designating his successor.

EXECUTIVE OFFICERS

  Robert Annunziata, age 49, has been Chairman of the Board since 1990 and President and Chief Executive Officer since 1985. Prior to that, Mr. Annunziata had been Senior Vice President and Chief Operating Officer since 1983. He has been a director of TCG since 1984. He has 30 years of experience in the telecommunications industry, including 17 years in a variety of operations and marketing positions with AT&T. He has served as President of the World Teleport Association ("WTA") from 1987 to 1991 and remains a WTA director. He currently serves on the Board of Directors of the YMCA of Greater New York. Formerly, he served on the New York State Governor's Advisory Board on Telecommunications and the New York City Mayor's Alliance for International Business.

  Robert C. Atkinson, age 46, has been Senior Vice President--Legal, Regulatory and External Affairs since February 1990. Prior to that he had been Vice President--Regulatory and External Affairs since 1985. Prior to joining TCG, Mr. Atkinson held various business development, regulatory and government relations positions at ITT World Communications Inc., Satellite Business Systems, GTE Sprint and RCA Global Communications, Inc. He was a founder and first President of the Association for Local Telecommunications Services, the CLEC trade association.

  Marsha Gewirtzman, age 47, has been Senior Vice President--People Services since October 1997, having previously served as Vice President--People Services. She joined TCG as Vice President--Sales Operations in February 1996. Prior to joining TCG she held various senior management and executive positions over a period of 8 years with Tiffany & Co. She also spent 15 years with AT&T in a variety of marketing, sales, management and planning positions. Ms. Gewirtzman serves on the Board of Directors of the Business School of the College of William & Mary.

  Joel D. Gross, age 43, has been Senior Vice President--Corporate Development since February 1993. Prior to that, he had been Vice President and Senior Securities Analyst--Telecommunications for Donaldson, Lufkin & Jenrette Securities Corporation since 1987 and Vice President and Senior Securities Analyst--Telecommunications for Dean Witter since 1985. Prior to that, Mr. Gross held a variety of management positions at AT&T spanning 8 years.

  Alf T. Hansen, age 55, was appointed Senior Vice President--Emerging Markets in October 1997. Prior to that, he had been Senior Vice President--National Operations since January 1993, and prior to that, he had been Vice President-- National Operations since March 1990 and Vice President--Engineering and Operations for TCG's New York/New Jersey metropolitan area since joining TCG in 1989. Prior to joining TCG, Mr. Hansen worked for AT&T where he had assignments in Operations, Engineering, Sales and Public Relations. From 1983 to 1988, he managed AT&T's Long Distance Switched Network in New England and New York. In 1988, he was AT&T's Project Manager responsible for the implementation of the Tariff 12 Networks.

  J. Curt Hockemeier, age 49, was appointed Senior Vice President--Network Operations in October 1997. Prior to that, he had been Senior Vice President-- Network Services. Mr. Hockemeier joined TCG in January 1993. Prior to that, he had been Vice President and General Manager of Cox Cable Oklahoma City since 1983. He joined Cox Cable in Atlanta in 1980 as Director of Corporate Advertising. Mr. Hockemeier was employed by General Electric Co. for 9 years in a variety of marketing communications assignments prior to joining Cox Cable.

  Marvin L. Lindsey, age 57, was appointed Senior Vice President--MIS in October 1997. Prior to that, he had been Senior Vice President--Engineering and MIS since December 1993. Prior to joining TCG, Mr. Lindsay was an independent telecommunications consultant for various large international telecommunications companies since July 1991. Mr. Lindsey was Service Vice President of AT&T's Business Communications organization from April 1987 to July 1991 and worked more than 28 years in various technical and operations positions with AT&T.

  Stuart A. Mencher, age 58, was appointed Senior Vice President--Sales and Marketing in October 1997. Prior to that, he had been Senior Vice President-- National Sales and Marketing since February 1994. Prior to that, he had been Senior Vice President--New York Operations since February 1993 and Vice President and General Manager of TCNY since June 1992. From June 1991 until May 1992, Mr. Mencher worked as an independent consultant in the international telecommunications industry. From March 1987 to January 1990, Mr. Mencher served as a Senior Vice President of MCI Telecommunications Corp., primarily responsible for sales and marketing, and, from February 1990 to May 1991, he served as Senior Vice President of the U.S. Distribution Division of Motorola/Codex Corp. Prior to joining MCI, Mr. Mencher served in a variety of senior sales and marketing executive positions with AT&T Information Systems following almost sixteen years of sales, marketing and management experience with IBM's Data Processing Division.

  John A. Scarpati, age 46, has been Senior Vice President and Chief Financial Officer since March 1990. He has been the senior financial officer of TCG since its inception. Prior to joining TCG, he was Vice President and manager for Merrill Lynch & Co., primarily responsible for performing due diligence reviews for companies being considered for acquisition by Merrill Lynch & Co. or its subsidiaries. His assignments included Merrill Lynch & Co.'s investment in TCG and Merrill Lynch & Co.'s entry into the real estate brokerage and banking industries. Mr. Scarpati is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

  Kenneth A. Shulman, age 44, has been Senior Vice President--Technology since August 1995. Prior to that, he had been Vice President of Applied Research and Development since February 1994, Vice President of Technology and Network Planning since October 1991, Director, Engineering and Technology since June 1990 and Director, Research and Technology since November 1989. Prior to joining TCG in 1987, Mr. Shulman held positions as Director--Systems Engineering at MCI International, as District Manager--Integrated Network Evolution Planning at Bell Communications Research and as Supervisor-- Switching Systems Engineering at Bell Laboratories. Mr. Shulman serves on the Board of Directors of WarpSpeed Communications, Inc. and the Alliance for Telecommunications Industry Solutions (ATIS) and is a member of the FCC's North American Numbering Council.

  Maria Terranova-Evans, age 42, has been Vice President and Controller since February 1992. Ms. Evans has held various managerial and executive financial positions since joining TCG in September 1984 including accounting Manager, Controller, and accounting Director/Controller. She is also a Certified Public Accountant.

  Wayne G. Fox, age 42, has been Vice President and Treasurer since June 1995. Prior to that, he had been Vice President--Corporate Ventures since January 1993 and Managing Director of Corporate Ventures since November 1992. Mr. Fox was a director of TCG from April 1991 to November 1992. Prior to joining TCG, he had been a Vice President and Director in the Mergers & Acquisitions Group for Merrill Lynch Capital Markets.

  John W. Thomson, age 49, has been Vice President and Secretary since June 1984. Mr. Thomson also served as General Counsel of TCG from June 1984 until February 1996, and as Senior Counsel for Merrill Lynch & Co., Inc. from 1981 to 1988.

  W. Terrell Wingfield, Jr., age 45, has been Vice President and General Counsel since March 1996. From March 1994 to February 1996, Mr. Wingfield served as Regional Vice President--Central Region Operations, and from January 1993 to March 1994 as Counsel--Affiliate Services. Prior to that, Mr. Wingfield had been Senior Counsel of Cox Enterprises, Inc. since 1989.

COMMITTEE MEETINGS

  The Board of Directors has four Committees: the Audit Committee, the Compensation and Benefits Committee (the "Compensation Committee"), the Executive Committee and the Finance Committee. The Audit Committee's current members are Messrs. Schotters (Chairman), Hayes and Smith. The Audit Committee held three meetings during 1997. The Audit Committee recommends to the full Board of Directors the selection of independent auditors, reviews the activities and reports of the independent auditors and monitors the independent audit function and controls of TCG.

  The Compensation Committee's current members are Messrs. Dillon (Chairman), Gaines, Llewellyn and Smith. The Compensation Committee held five meetings during 1997. The Compensation Committee determines the compensation packages of the five most highly paid executives of TCG, reviews other compensation matters periodically and authorizes the issuance of stock options and other long-term incentive grants pursuant to approved plans.

  The Executive Committee's current members are Messrs. Annunziata (Chairman), Smith, Gaines, Robbins and Rogers. The Executive Committee held one meeting during 1997. The Executive Committee reviews and approves, within specific dollar limits, merger and acquisition proposals, capital spending above approved budget amounts and issuance of debt. The Executive Committee also approves TCG's expansion into new markets, reviews the annual budget submitted by TCG's management and submits a budget proposal to the full Board of Directors for ratification.

  The Finance Committee's current members are Messrs. Gaines (Chairman), Alchin and Hayes. The Finance Committee held three meetings during 1997. The Finance Committee reviews the TCG financing plans and investment policy.

COMPENSATION OF DIRECTORS

  No director receives any retainer or compensation for serving as a director except for TCG's two independent directors, currently Messrs. Llewellyn and Rogers ("Independent Directors"). Each Independent Director is entitled to a fee of $6,250 for each calendar quarter he serves as a director and the reimbursement of all reasonable expenses related to attendance at meetings of the Board of Directors or any Committee thereof. Fifty percent of the quarterly fee is payable in cash with the remaining fifty percent payable in shares of TCG Class A Common Stock pursuant to the terms of the Teleport Communications Group Inc. Directors Stock Plan. In addition, each Independent Director is paid $1,000 in cash for each meeting of the Board of Directors which the Independent Director attends in person and $250 in cash for each calendar quarter during which the Independent Director serves as the Chairman of a Committee of the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth the compensation of TCG's President and Chief Executive Officer and each of the four remaining most highly compensated executive officers (the "Named Executive Officers") for all services rendered for TCG in the fiscal years ended December 31, 1995, December 31, 1996 and December 31, 1997.

                          SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                                                               COMPENSATION
                                                          -------------------------
                              ANNUAL COMPENSATION         RESTRICTED   # SECURITIES
                         -----------------------------      STOCK       UNDERLYING     ALL OTHER
   NAME AND POSITION     FISCAL YEAR  SALARY   BONUS        AWARDS       OPTIONS    COMPENSATION(2)
   -----------------     ----------- -------- --------    ----------   ------------ ---------------
Robert Annunziata.......    1997     $370,200 $325,000(1)  $375,227(1)   100,050        $45,265
 President, Chief           1996      300,000  520,000          --       191,295         28,917
 Executive Officer and      1995      240,000  185,580          --           --          27,879
 Chief Operating Officer
John A. Scarpati........    1997      225,583  150,000          --        55,050         32,535
 Senior Vice President      1996      175,660  273,000          --        97,955         21,653
 and Chief                  1995      159,931  115,020          --           --          20,088
 Financial Officer
Joel D. Gross...........    1997      192,667  110,000          --        24,550         30,188
 Senior Vice President      1996      165,413  153,000          --        39,555         10,791
                            1995      147,047   95,000          --           --           9,141
Alf T. Hansen...........    1997      188,250  140,000          --        21,050         19,430
 Senior Vice President      1996      167,383   91,000          --        47,120         14,741
                            1995      148,462   95,250          --           --          13,168
Stuart A. Mencher.......    1997      188,083  121,000          --        28,050         15,936
 Senior Vice President      1996      165,367  133,000          --        44,598         12,059
                            1995      146,284   96,200          --           --          10,337

--------

(1) Represents 6,723 shares of restricted stock awarded to Mr. Annunziata on February 1, 1998 as part of his annual bonus for 1997. The aggregate value of these awards shown above is based on a price of $55.8125 per share, the closing price of Class A Common Stock on January 30, 1998, the last business day preceding the date of the award. These shares of restricted stock vest January 1, 2000, provided he remains employed as of that date.

(2) Includes amounts contributed by TCG to the Retirement Savings Plan, the Make-Up Plan and the Basic and Supplemental Group Life Insurance Plans for each Named Executive Officer as stated below:

                                                      SAVINGS MAKE-UP GROUP LIFE
                                                       PLAN    PLAN      PLAN
                                                      ------- ------- ----------
Mr. Annunziata.................................. 1997 $7,100  $36,536   $1,629
                                                 1996  6,750   20,545    1,622
                                                 1995  6,750   19,507    1,622
Mr. Scarpati.................................... 1997  8,500   23,176      859
                                                 1996  8,063   12,731      859
                                                 1995  8,063   11,521      504
Mr. Gross....................................... 1997  4,300   25,459      429
                                                 1996  4,125    6,360      306
                                                 1995  4,125    4,710      306
Mr. Hansen...................................... 1997  5,700   11,819    1,911
                                                 1996  5,438    8,249    1,054
                                                 1995  5,438    6,676    1,054
Mr. Mencher..................................... 1997  4,300    9,732    1,904
                                                 1996  4,125    6,622    1,312
                                                 1995  4,125    4,900    1,312

  The table below sets forth information concerning stock option grants made in the fiscal year ending December 31, 1997 to the Named Executive Officers:

                    OPTION GRANTS IN 1997 FISCAL YEAR

                                       INDIVIDUAL GRANTS
                         ---------------------------------------------
                                                                         POTENTIAL REALIZABLE
                                                                           VALUE AT ASSUMED
                                                                            ANNUAL RATES OF
                         # SECURITIES % OF TOTAL                       STOCK PRICE APPRECIATION
                          UNDERLYING   OPTIONS    EXERCISE                  FOR OPTION TERM
                           OPTIONS    GRANTED TO PRICE PER  EXPIRATION -------------------------
     NAME                 GRANTED(1)  EMPLOYEES    SHARE       DATE       5%(2)        10%(2)
     ----                ------------ ---------- ---------- ---------- ------------ ------------
Robert Annunziata.......        50        .03%     $49.00    10/31/07  $      1,541 $      3,905
                           100,000       6.48       46.98    11/19/07     2,954,547    7,487,402
John A. Scarpati........        50        .03       49.00    10/31/07         1,541        3,905
                            55,000       3.56       46.98    11/19/07     1,625,001    4,118,071
Joel D. Gross...........        50        .03       49.00    10/31/07         1,541        3,905
                            24,500       1.59       46.98    11/19/07       723,864    1,834,414
Alf T. Hansen...........        50        .03       49.00    10/31/07         1,541        3,905
                            21,000       1.36       46.98    11/19/07       620,455    1,572,354
Stuart A. Mencher.......        50        .03       49.00    10/31/07         1,541        3,905
                            28,000       1.81       46.98    11/19/07       827,273    2,096,473

--------

(1) All options are Incentive Stock Options under section 422 of the Internal Revenue Code to the extent allowable and expire 10 years from date of grant. The 50 options which expire on October 31, 2007 vest 100% on October 31, 1999. The remaining options, which expire on November 19, 2007, vest 25% per year beginning January 1, 1998.

(2) The potential realizable value portion of the foregoing table illustrates the gain that might be realized upon the exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation of TCG's Common Stock over the term of the option. Actual gains, if any, on the stock option exercises are dependent on the future performance of the Common Stock, overall market conditions, as well as the options holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

 AGGREGATED OPTION/SAR EXERCISES IN 1997 FISCAL YEAR AND 1997 FISCAL YEAR-END
                             OPTION/SAR VALUE

                                           NUMBER OF
                                          UNEXERCISED    VALUE OF UNEXERCISED
                                          OPTIONS AT     IN-THE-MONEY OPTIONS
                                        FISCAL YEAR END   AT FISCAL YEAR END
                     SHARES             --------------- -----------------------
                    ACQUIRED    VALUE    EXERCISABLE/        EXERCISABLE/
   NAME            ON EXERCISE REALIZED  UNEXERCISABLE       UNEXERCISABLE
   ----            ----------- -------- --------------- -----------------------
Robert
 Annunziata.......     --        --     223,309 347,172 $10,714,366 $10,031,773
John A Scarpati...     --        --      79,753 172,943   3,826,549   4,796,835
Alf T. Hansen.....     --        --      54,232  81,728   2,602,051   2,525,743
Joel D. Gross.....     --        --      39,877  74,074   1,913,298   2,095,539
Stuart A. Mench-
 er...............     --        --      41,472  83,016   1,989,827   2,332,754

EMPLOYMENT CONTRACTS, SEVERANCE AGREEMENTS
AND CHANGE OF CONTROL AGREEMENTS

  Robert Annunziata has entered into an employment agreement with TCG which expires December 31, 2000. The agreement provides that Mr. Annunziata will be employed as Chairman of the Board of Directors, President and Chief Executive Officer of TCG. The agreement establishes a base salary to be paid to Mr. Annunziata each year which is subject to annual adjustment by the Compensation Committee and increased at least 5% per year. In addition, he is entitled to annual bonuses in the range of 0% to 90% of his base salary, subject to the attainment of certain performance objectives. The amount of the bonus is determined at the discretion of the Compensation Committee. If the annual goals set by the Compensation Committee are achieved, the target bonus is 60% of Mr. Annunziata's base salary. If TCG terminates Mr. Annunziata's employment without Cause or if Mr. Annunziata terminates his employment for Good Reason or within six months of a Change in Control, then Mr. Annunziata is entitled to receive: (i) the continued payment of his base salary, plus an annual bonus equal to no less than 60% of his base salary, for a period of 24 months, (ii) immediate and full vesting of all forms of deferred, contingent long-term compensation, (iii) the options vested under the terms of his stock option award as of the termination date, and (iv) the continuance of all benefits and perquisites for 24 months, or if earlier, until the date Mr. Annunziata commences other employment providing comparable benefits. With certain exceptions, a Change in Control is a direct or indirect transfer of 50% or more of the beneficial ownership of the capital stock of TCG in one or more transactions to any entity other than any of TCI, CEI, Comcast or Continental and their respective controlled subsidiaries. Mr. Annunziata may be terminated for Cause if he materially breaches his employment agreement by acting or willfully failing to act with results that are materially and demonstrably injurious to the business of TCG. Mr. Annunziata may terminate his employment for Good Reason if (i) without his prior written consent, there is a material reduction in his functions, duties and responsibilities as Chairman of the Board of Directors, President and Chief Executive Officer, (ii) without his consent, his office is relocated outside the Northeast Corridor or (iii) there is a material breach of his employment agreement by TCG. Mr. Annunziata has agreed not to compete with TCG for the term of his employment with TCG and for an additional period of two years thereafter in the local telecommunications business.

  Each of the other Named Executive Officers also has entered into an employment agreement with TCG. The terms of each of these four agreements are substantially identical. The term of the employment agreement of Mr. Scarpati expires on December 31, 2000. The term of the employment agreement of Mr. Atkinson expires on December 31, 1998. Mr. Gross' employment agreement expires June 30, 1998, Mr. Hansen's employment agreement expires December 31, 1999 and Mr. Mencher's agreement expires on December 31, 1999. Each agreement specifies the base salary to be received by the executive, and provides for annual adjustment of the base salary by the CEO, with the approval of the Compensation Committee, provided that the annual increase must be at least 5%. In addition, each executive is entitled to annual bonuses in the range of 0% to 60% of his base salary, subject to the attainment of certain performance objectives established by the CEO with the approval of the Compensation Committee. The amount of the bonus is determined at the discretion of the Compensation Committee. If the annual goals set by the Compensation Committee are achieved, the target bonus is 40% of the executive's base salary. If TCG terminates the executive's employment without Cause or if, following a Change in Control, the executive gives TCG at least six months notice that he is terminating employment, then the executive is entitled to receive (i) annual payments equal to his base salary, plus an annual bonus equal to no less than 30% of his base salary, plus benefits, through the end of the term of the agreement, but for no less than six months and (ii) continued employment service credit, for the remaining term of the employment agreement, for purposes of vesting under all forms of deferred compensation and long-term incentive plans. The executive may be terminated for Cause if he materially breaches his employment agreement by acting or willfully failing to act with results that are materially and demonstrably injurious to the business of TCG. With certain exceptions, a Change in Control is deemed to occur if there is a direct or indirect transfer of 50% or more of the legal or beneficial ownership of stock of TCG, in one or more transactions, to any entity other than to any of TCI, CEI, Comcast or Continental or any of their controlled subsidiaries. Each agreement provides that during the six-month period following his termination for any reason, the executive shall have the right to require TCG to purchase from him any stock of TCG that he owns, at the then appraised value or, if he terminates on or after July 1 of any year, at the appraised value as of the following December 31. Each executive has agreed not to compete with TCG during the term of his employment or while he is receiving the severance benefits described above.

EMPLOYMENT AGREEMENTS WITH AT&T

  It is currently anticipated that Mr. Annunziata will continue as President and Chief Executive Officer of TCG, and that the other executive officers, including Messrs. Scarpati, Hansen, Mencher, Atkinson and Gross, will continue in their respective capacities with TCG after the AT&T Merger. Each of Messrs. Annunziata, Scarpati, Hansen, Mencher, Atkinson and Gross has entered into an employment agreement with AT&T, dated as of January 8, 1998 (as did certain other executive officers of TCG). Each such agreement commences as of the Effective Time of the AT&T Merger. The AT&T Merger is conditioned upon the agreements with each of Messrs. Annunziata, Scarpati and Hansen being in full force and effect and each being employed thereunder as of the Effective Time of the AT&T Merger, subject to their death or disability.

  The terms of each of the employment agreements for Messrs. Annunziata, Scarpati, Hansen, Mencher, Atkinson, and Gross are substantially identical. The terms of the employment agreements of Messrs. Annunziata and Scarpati expire on the fourth anniversary of the Effective Time of the AT&T Merger, and the employment agreements of Messrs. Atkinson, Hansen, Mencher and Gross expire on the third anniversary of the Effective Time of the AT&T Merger. Each agreement specifies the annual base salary to be received by the executive, and provides for annual adjustment of the annual base salary by AT&T's compensation committee, provided that the annual increase must be at least 5%. In addition, each executive is entitled to annual bonuses and stock options. The executives will also be granted upon the Effective Time of the AT&T Merger restricted performance shares/units under the AT&T long term incentive plan. Upon the Effective Time of the AT&T Merger, Mr. Annunziata will be granted restricted shares of AT&T common stock or restricted phantom share units, which will vest on the last day of his employment term. Each of Messrs. Annunziata, Scarpati, Hansen, Mencher, Atkinson and Gross are entitled to special supplemental pension benefits which will vest on the last day of the employment term, and the amount therein generally will be payable to the executive following the later of the executive's (i) termination of employment, or (ii) attainment of age 55. Each executive has agreed not to compete with AT&T during the term of his employment and for the two-year period following the termination of his employment.

                       SECURITY OWNERSHIP OF MANAGEMENT
                       AND PRINCIPAL STOCKHOLDERS OF TCG

  The following table provides information, as of March 23, 1998, with respect to the beneficial ownership of TCG Common Stock by (i) each person known by TCG to be the beneficial owner of more than 5% of any class of TCG's voting securities, (ii) each director, TCG's President and Chief Executive Officer and the four most highly compensated other executive officers and (iii) all directors and executive officers as a group. Except as otherwise indicated, the address of each holder is the same as TCG. Each holder has sole voting and investment power with respect to all shares of stock listed as owned by such person.

                          CLASS A COMMON      CLASS B COMMON      PERCENT OF VOTE OF
                         STOCK OWNED AND     STOCK OWNED AND        ALL CLASSES OF
NAME                     PERCENT OF CLASS    PERCENT OF CLASS        COMMON STOCK
----                     ----------------    ----------------     ------------------
Cox(1)(2)...............          --            39,087,594(34.4%)        32.7
TCI(3)(2)...............    1,011,528(1.6%)     48,779,388(43.0%)        40.9
Comcast(4)(2)...........          --            25,622,058(22.6%)        21.4
The Equitable Companies
 Incorporated(5)........    5,644,983(9.2%)            --                  **
FMR Corp.(6)............    5,322,130(8.6%)            --                  **
Robert Annunziata.......      239,907(**)              --                  **
John A. Scarpati........       93,264(**)              --                  **
Stuart A. Mencher.......       66,341(**)              --                  **
Joel D. Gross...........       86,862(**)              --                  **
Alf T. Hansen...........      102,013(**)              --                  **
James O. Robbins........        4,700(**)              --                  **
John R. Alchin..........          --                   --                  **
John R. Dillon..........        3,500(**)              --                  **
Gerald W. Gaines........          --                   --                  **
Lawrence S. Smith.......          --                   --                  **
Larry E. Romrell........          --                   --                  **
David M. Woodrow........        1,500(**)              --                  **
James Bruce Llewellyn...        5,582(**)              --                  **
C.B. Rogers, Jr.........       10,582(**)              --                  **
Jimmy W. Hayes..........        1,100(**)              --                  **
Bernard W. Schotters....          --                   --                  **
Executive Officers and
 Directors, as
 group(7)...............    1,008,088(1.6%)            --                  **

--------
**Represents less than one percent of the vote of all classes of Common Stock.

(1) Owned by Cox Teleport Partners, Inc., a wholly owned subsidiary of Cox, a subsidiary of Cox Enterprises, Inc. The business address for Cox Teleport Partners, Inc. is 1400 Lake Hearn Drive, Atlanta, Georgia 30319. The information contained in this table with respect to Cox is based on a joint filing on Schedule 13D reporting ownership as of July 17, 1996, by Cox, TCI, Comcast, Continental and certain control persons of such entities (the "Joint 13D"). The Joint 13D was amended by Cox, TCI and Comcast on January 28, 1998.
(2) Solely as a result of the agreement of the Cable Stockholders to vote in favor of the others' director nominees under the Amended Stockholders' Agreement, the Cable Stockholders may be deemed to share beneficial ownership of the shares beneficially owned by each of them.
(3) Owned by TCI Teleport, Inc., a wholly owned subsidiary of TCI. The business address of TCI is 5619 DTC Parkway, Englewood, Colorado 80111-3000. The information contained in this table with respect to TCI is based on the Joint 13D.
(4) Owned by Comcast Teleport, Inc. and Comcast Communications Properties, Inc., two wholly owned subsidiaries of Comcast. The business address of Comcast is 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. The information contained in this table with respect to Comcast is based on the Joint 13D, as amended separately by Comcast on October 22, 1996, December 23, 1996, May 12, 1997 and October 27, 1997. See footnote (1).

(5) The business address for The Equitable Companies Incorporated is 1290 Avenue of the Americas, New York, New York 10104. The information contained in this table with respect to The Equitable Companies Incorporated is based on a Schedule 13G/A jointly filed by the Mutuelles AXA, AXA-UAP, The Equitable Companies Incorporated, and their subsidiaries on February 17, 1998.

(6) The business address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109. The information contained in this table with respect to FMR Corp. is based on a Schedule 13G filed on February 14, 1998.

(7) Includes 709,791 shares of TCG Class A Common Stock subject to stock options exercisable within 60 days. Excludes all shares of TCG Common Stock held by the Cable Stockholders including shares of TCG Common Stock that may be deemed to be indirectly owned by a director of TCG who is also an executive officer or director of one of the Cable Stockholders.

             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF TCG

  The TCG Reorganization. Prior to the 1996 Offerings, TCG was owned by subsidiaries of Cox (approximately 30%), TCI (approximately 30%), Comcast (approximately 20%) and Continental (approximately 20%). The business was operated through TCG, and beginning in 1992, TCG Partners, which is a New York general partnership owned prior to the TCG Reorganization by the Cable Stockholders in the same percentages as TCG. TCG Partners was formed to invest, with TCG, the Cable Stockholders and other cable operators, in 14 partnerships (the "Local Market Partnerships") to develop and operate local telecommunications networks. The Local Market Partnerships were owned by TCG, and/or TCG Partners, and certain of the Cable Stockholders which have cable operations in the particular markets addressed by the Local Market Partnerships and, in some cases, other cable operators in such markets. To simplify this complex ownership structure, TCG and the Cable Stockholders agreed to consolidate the ownership of TCG Partners and the Local Market Partnerships as wholly-owned subsidiaries of TCG. As part of this process, certain of the other cable operators agreed to sell their interests in the Local Market Partnerships to TCG directly or through a Cable Stockholder.

  In connection with the 1996 Offerings, TCG and the Cable Stockholders entered into a reorganization agreement (the "TCG Reorganization Agreement") pursuant to which TCG, TCG Partners and the Local Market Partnerships were reorganized (the "TCG Reorganization"). The principal transactions comprising the TCG Reorganization, all of which occurred during 1996, were:

  . The acquisition by TCG of TCG Partners in exchange for shares of TCG Class B Common Stock issued to the Cable Stockholders.

  . The acquisition by TCG of all of the interests in 12 of the 14 Local Market Partnerships in exchange for shares of TCG Class B Common Stock issued to the Cable Stockholders and shares of TCG Class A Common Stock issued to other cable operators (which other cable operators received "piggy-back" registration rights with respect to such shares of TCG Class A Common Stock).

  . The acquisition by TCG of the partnership interest of Hyperion Telecommunications, Inc. of Florida in TCG South Florida for $11.6 million.

  . The contribution to TCG of $269.0 million in aggregate principal amount of indebtedness, plus accrued interest from May 1995, owed by TCG to the Cable Stockholders (except that TCI retained a $26 million subordinated note of TCG (the "TCI Subordinated Note")) in exchange for shares of TCG Class B Common Stock issued to the Cable Stockholders.

  . In connection with Continental's then pending merger with U S WEST, the purchase by TCG of 7,975,738 shares (out of 25,761,330 shares) of TCG Class B Common Stock owned by Continental at a price per share equal to $16.00 per share of the TCG Class A Common Stock offered in the 1996 Offerings, less the applicable underwriting discount and pro rata portion of the registration fees, representing an aggregate purchase price of $121 million.

  In consideration of the transfer by each of the Cable Stockholders of its respective interest in TCG Partners and the Local Market Partnerships and the contribution to TCG of the indebtedness described above, TCG issued immediately prior to the 1996 Offerings 69,250,230 additional shares of TCG Class B Common Stock to the Cable Stockholders.

  On July 2, 1996, TCG issued 576,263 shares of TCG Class A Common Stock to the unaffiliated minority partners in TCG Detroit in consideration for the transfer to TCG of the remaining partnership interests in TCG Detroit.

  On December 26, 1996, TCI transferred its interest in TCG Seattle and TCG San Francisco to TCG. In addition, having acquired the 22.9% and 22.2% minority partnership interests in TCG San Francisco and TCG Seattle, respectively, formerly held by Viacom Telecom, Inc., TCI transferred those partnership interests to TCG. (The issuance of shares of TCG Class B Common Stock to TCI pursuant to the TCG Reorganization assumed that, subsequent to the 1996 Offerings, TCI would so contribute its then current partnership interests in TCG

Seattle and TCG San Francisco, and that TCI would so acquire and contribute to TCG the partnership interests of Viacom Telecom, Inc. in TCG Seattle and TCG San Francisco.) In addition, on December 26, 1996, TCI was issued (i) 638,862 shares of TCG Class A Common Stock in consideration for the transfer on such date to TCG of the partnership interest which TCI had acquired from MicroNet, Inc. in TCG San Francisco and (ii) 372,666 shares of TCG Class A Common Stock in consideration for the transfer on such date to TCG of the partnership interest which TCI had acquired from InterMedia Partners in TCG San Francisco. As a result, as of December 26, 1996, all of the Local Market Partnerships had become wholly owned subsidiaries of TCG.

  1997 Equity Offering. On November 13, 1997, TCG consummated the 1997 Equity Offering. Of the 17,250,000 shares of TCG Class A Common Stock offered, 7,304,408 shares were offered by TCG and 9,945,592 shares were offered by a subsidiary of Continental. Continental acquired its interest in TCG in May 1993. As a result of the consummation of the 1997 Equity Offering, Continental does not hold any shares of TCG Common Stock.

  Amended Stockholders' Agreement. In connection with the TCG Reorganization, TCG and the Cable Stockholders entered into the Amended Stockholders' Agreement. The following summary description of the Amended Stockholders' Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Amended Stockholders' Agreement, which is filed as an exhibit to TCG's Registration Statement on Form S-1 (Registration Nos. 333-3850 and 333-3984, as amended). Furthermore, there can be no assurance that the Cable Stockholders will not cause the Amended Stockholders' Agreement to be amended, modified or terminated or cause TCG to waive any provision of the Amended Stockholders' Agreement.

  The Amended Stockholders' Agreement provides that at each annual meeting of TCG's stockholders at which directors are elected, the holders of the TCG Class B Common Stock will vote their shares in favor of nominees for director to be designated as follows: (i) the holders of TCG Class B Common Stock will designate ten nominees (with the right of a holder of TCG Class B Common Stock to designate one or more nominees depending on the percentage of the TCG Class B Common Stock held by it), (ii) the Board of Directors of TCG will designate by unanimous consent the Chief Executive Officer of TCG as a nominee and (iii) the Board of Directors with the unanimous approval of the holders of TCG Class B Common Stock that have the right to designate nominees for director shall designate two individuals as nominees for director who are neither employed by nor affiliated with TCG or any holder of TCG Class B Common Stock. Under the Amended Stockholders' Agreement, a holder of TCG Class B Common Stock generally is entitled to designate one director nominee for each 9% of the outstanding shares of TCG Class B Common Stock held by it and its affiliates. Under TCG's Amended and Restated Certificate of Incorporation or the Amended Stockholders' Agreement, the holders of the TCG Class A Common Stock will not have the right, as a class, to nominate any individuals for election to the Board of Directors. The Amended Stockholders' Agreement prohibits any transfer of TCG Class B Common Stock held by the parties thereto, unless expressly permitted under the terms thereof. Parties to the Amended Stockholders' Agreement have certain rights of first offer and rights of first refusal thereunder with respect to proposed sales of the TCG Class B Common Stock.

  Each holder of TCG Class B Common Stock has the right to sell all or a part of its TCG Class B Common Stock upon receiving a bona fide offer from an unaffiliated third party, subject to giving notice to the other holders of TCG Class B Common Stock who have designated at least one director, which notice shall contain an offer to sell such stock to such other holders of TCG Class B Common Stock on the terms and conditions set forth in the offer from the third party. Subject to certain limitations, the non-selling holders of TCG Class B Common Stock have the right to purchase pro rata all, but not less than all, of the TCG Class B Common Stock offered. If the non-selling holders of TCG Class B Common Stock do not purchase all of the TCG Class B Common Stock offered, the offering holder of TCG Class B Common Stock may sell the TCG Class B Common Stock to the third party on the terms contained in the offer made to the other holders of TCG Class B Common Stock. However, unless the amount of TCG Class B Common Stock is sufficient to entitle the transferee to designate a nominee for director under the Amended Stockholders' Agreement (i.e., the total percentage of TCG Class B Common Stock that would be held by the transferee and certain of its affiliates is at least nine percent) and the transferee agrees to become a party to the Amended Stockholders' Agreement, any TCG Class B Common Stock included in the stock being sold must be converted to TCG Class A Common Stock.

  If any party desires to convert TCG Class B Common Stock to TCG Class A Common Stock, it must first offer that stock at a market price to the other holders of TCG Class B Common Stock who have the right to designate at least one director. If such other holders do not elect to buy such stock, then such stock can be converted to TCG Class A Common Stock and sold by the selling stockholder free of restrictions under the Amended Stockholders' Agreement.

  The parties to the Amended Stockholders' Agreement have demand registration rights on the following terms: (i) such parties collectively will have the right to make one demand per year (with any such party having the right to make such demand), (ii) the amount which can be sold pursuant to any demand may be limited if the managing underwriter selected by TCG with the approval of the party to the Amended Stockholders' Agreement that has included the largest number of shares in the registration advises TCG that marketing factors require a limitation of the number of shares to be underwritten and
(iii) if the amount determined pursuant to clause (ii) is less than the aggregate amount which such parties want to sell in such offering, each such party will have the right to sell its pro rata portion of the maximum amount. The parties to the Amended Stockholders' Agreement participating in the registration must reimburse TCG for its out-of-pocket expenses incurred in connection with any such demand registration.

  The Amended Stockholders' Agreement will terminate when the aggregate voting power of the TCG Class B Common Stock represents less than 30% of the aggregate voting power of all outstanding TCG Common Stock.

  Eastern TeleLogic Corporation and Comcast. Effective March 1, 1997, TCG completed its previously announced acquisition of ETC for 2,757,083 shares of TCG Class A Common Stock. ETC is the leading competitive local exchange carrier in Philadelphia, Pennsylvania and in the neighboring cities of Camden, New Jersey and Wilmington, Delaware. In the first of two steps, on October 25, 1996, ETC redeemed shares of its stock and employee stock options (approximately 47%) not held by Comcast CAP, a corporation owned 51% by Comcast Corporation and 49% by TCG. Comcast CAP borrowed at a market interest rate approximately $115 million from TCG as a short-term loan and, in turn, loaned this amount to ETC to effect the redemption. In the second step, TCG acquired Comcast's 51% stock interest in Comcast CAP in exchange for 2,757,083 shares of TCG Class A Common Stock, resulting in ETC becoming a wholly-owned subsidiary of TCG. In May 1997, Comcast transferred the 2,757,083 shares of TCG Class A Common Stock to a third party in a private transaction. TCG also assumed an aggregate of approximately $52.6 million of ETC debt and other obligations. The acquisition of ETC provides TCG with access to the Philadelphia market, the nation's fifth largest market, and allows TCG to establish a contiguous network between Boston and Washington, D.C. ETC operates a Class 5 digital telephone switch on its 525-mile fiber optic network which connects to more than 360 buildings. As part of the acquisition, TCG assumed the ETC Facility. This facility, which ETC entered into in October 1995, is a $60 million credit facility with certain banks. Initial borrowings under the ETC Facility of $37 million were principally used to repay existing long-term debt, leases and certain subordinated convertible demand promissory notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of TCG--Liquidity and Capital Resources."

  At Home Corporation. In April 1997, TCG entered into a Master Communications Services Agreement with At Home, which is owned in part by certain of the owners of the Cable Stockholders. The Agreement provides for both promotional and standard pricing over a five year term and provides At Home with the option to colocate certain of its equipment in TCG premises in which event At Home incurs certain obligations to use TCG's services. TCG believes that the Internet services being or to be offered by At Home may compete with services being or to be offered by TCG through its CERFnet subsidiary. The amount receivable from At Home at December 31, 1997 was $0.2 million.

  Kansas City Fiber Network, L.P. In December 1997, TCG agreed to purchase substantially all of the assets used in connection with a fiber optic communications system of KCFN, a majority of the equity of which is owned by TCI. Pending the closing of such transaction, TCG is providing certain services in connection with the operations of such communications system, which is located in the Kansas City Missouri/Overland Park, Kansas metropolitan area. The purchase price is approximately $55 million and TCG will be required to assume certain obligations of the seller. Effective as of June 1, 1997, TCG entered into a Technical Services Agreement with KCFN whereby TCG agreed to provide certain management services to KCFN.

  Operator Managed Ventures Services Agreements with Cox. Pursuant to the terms of three Operator Managed Ventures Services Agreements between TCG and certain affiliates of Cox, TCG has options to acquire up to a 35% interest in the competitive access businesses conducted by such affiliates of Cox in New Orleans, Oklahoma City and the Hampton Roads, Virginia area, respectively. To the extent the Cox competitive access provider has derived revenue from any contract entered into by TCG as a result of sales efforts engaged in by TCG on behalf of such Cox operations, the purchase price shall be the ratio of the annual TCG generated revenue to total annual revenue of the Cox operation multiplied by the book value of the assets of the Cox operation. If such ratio is less than 35%, TCG may purchase the balance, up to 35%, of that Cox operation for the fair market value (as determined in accordance with the Operator Managed Ventures Services Agreements) of the operation. There is no cap or maximum purchase price under the terms of the Operator Managed Ventures Services Agreements. In November 1996 TCG notified Cox of its intention to exercise its option to purchase a 35% interest in Cox's Hampton Roads, Virginia operations (TCG's options to acquire 35% interests in Cox's New Orleans and Oklahoma City operations do not mature until 1999). Cox and TCG engaged in discussions concerning the calculation of the purchase price formula for Hampton Roads, Virginia, and a possible renegotiation and restructuring of the respective rights and obligations of the parties under each of the Operator Managed Ventures Services Agreements. However, in connection with the AT&T Merger, Cox and TCG agreed to suspend their negotiations and to toll the option period until the later of six months after the Effective Time of the AT&T Merger and the contractual trigger date.

  TCG also provides management services to certain affiliates of Cox under these agreements, including billing services, network monitoring and accounts receivable functions. Under the terms of the agreements, TCG retains 8% of the collected revenues from Cox customers as a royalty fee. Royalty fees recorded from Cox were approximately $0.6 million, $0.3 million and $0.1 million for the years ended 1997, 1996 and 1995, respectively, and are included in management and royalty fees from affiliates in the statements of operations. The amount due to Cox under these agreements was $1.7 million and $1.1 million as of December 31, 1997 and 1996, respectively. Included in accounts receivable-trade are approximately $1.0 million and $0.4 million at December 31, 1997 and 1996, respectively, for amounts owed by Cox customers. In the event of a purchase of an interest in any of the Cox operations by TCG, the royalty fee for such operation is reduced to 3%.

  Fidelity. In 1987, a subsidiary of TCG and a subsidiary of FMR Corp. created a joint venture, Teleport Communications Boston. Pursuant to a series of transactions consummated in October 1994, TCG acquired from a subsidiary of FMR Corp. the 50% partnership interest in Teleport Communications Boston that it did not own. As part of the transaction, TCG reimbursed the FMR Corp. subsidiary for approximately $7 million of capital contributions paid by that subsidiary to Teleport Communications Boston. The purchase price for the partnership interest was $30.5 million which was paid by TCG's purchase of stock of Continental valued at $30.5 million, and the delivery of that stock to the FMR Corp. subsidiary. The purchase price for the purchase of the Continental stock was paid by TCG's delivery to Continental of a promissory note in the amount of $30.5 million, bearing interest at the rate of 7 5/16% per annum. The entire principal amount of the promissory note, plus accrued interest in the amount of $105,320, was paid in November 1994. The promissory note was canceled upon such payment, and no amounts of principal or interest remain outstanding thereunder. As a result of those transactions, Teleport Communications Boston became a wholly owned subsidiary of TCG.

  Residential Telephony Agreements. In 1996, TCG entered into a preliminary, short-term agreement with TCI which provided for the provision of certain services by TCG to TCI in connection with the development by TCI of residential telephony service offerings in Hartford, Connecticut, Fremont, California and Arlington Heights, Illinois. TCI has agreed to reimburse TCG for certain costs and cost of capital in connection with these services. TCI and TCG are also in the process of negotiating market-based agreements regarding the provision of residential telephony services in certain multiple dwelling units at various locations. TCG has entered into agreements with Comcast to support Comcast residential service offerings in various locations. At December 31, 1997 and 1996, the amounts due to TCG for reimbursement by Cable Stockholders in respect of residential services were $1.0 million and $1.1 million, respectively, and are included in related parties within the accounts receivable.

  Sales of Fiber Optic Cable. In 1994, TCG entered into agreements with providers of fiber optic cable that contained discounts for certain volumes of purchases. The agreements permitted TCG to purchase cable on behalf of affiliates, including minority partners in the Local Market Partnerships, and to apply those purchases toward the volume discounts. In 1996 and 1997, TCG purchased cable on behalf of certain of the Cable Stockholders which it then sold to them at cost. At December 31, 1997 and 1996, the amounts receivable from the Cable Stockholders were approximately $1.1 million and $1.5 million, respectively. TCG has purchased cable on behalf of unaffiliated parties as well.

  CLEC Assets. In connection with the formation of the Local Market Partnerships in Chicago, Dallas, Pittsburgh and Seattle, TCI contributed to the capital of such Local Market Partnerships certain businesses it owned which provided local telecommunications services in the service area of such Local Market Partnerships, in exchange for partnership interests in such Local Market Partnerships. None of such businesses had a value in excess of $20.0 million, and each was valued based on the cost thereof. The agreed value of the assets TCI contributed to TCG Chicago was approximately $4 million, for which it received a 7.4% partnership interest (in addition to the 26.6% interest it received for cash). The agreed value of the assets TCI contributed to TCG Dallas was approximately $3.3 million, for which it received a 14.3% partnership interest (in addition to the 40.8% interest it received for cash). The agreed value of the assets TCI contributed to TCG Pittsburgh was approximately $19 million, for which it received a 60% partnership interest. The agreed value of the assets TCI contributed to TCG Seattle was approximately $3.3 million, for which it received a 10.8% partnership interest (in addition to the 32.0% interest it received for cash).

  Facilities Arrangements. Affiliates of the Cable Stockholders have entered into two types of arrangements with TCG pursuant to which fiber optic and cable transmission facilities are made available to it. Pursuant to the terms of one type of such arrangements, providing an indefeasible right of use, the compensation payable by TCG is based on the affiliate's cost of construction of such facilities, generally payable over five years. For the year ended December 31, 1997, payments, representing principal plus interest, made to TCI, Cox and Comcast pursuant to facilities lease arrangements with TCG were approximately $16.0 million, $17.2 million, and $7.0 million, respectively. Under the terms of the other type of such arrangements, TCG agrees to provide, install and maintain all customer premise and nodal electronics equipment and provide 24-hour electronics maintenance and monitoring with respect to the cable transmission service. The compensation payable by TCG is based on a percentage of the total monthly recurring amount which TCG bills to its customers which are served through such affiliate's cable transmission service. Affiliates of the Cable Stockholders have also entered into various colocation arrangements with TCG.

  Pursuant to the Voting Agreement executed in connection with the AT&T Merger Agreement, each of the Cable Stockholders, on behalf of itself and certain of its affiliates, also agreed that (i) certain rights-of-way, colocation and similar agreements with TCG and its affiliates would be amended as of January 8, 1998, to provide that each such agreement would remain in effect for the longer of five years from such date and the current term of such agreement; and (ii) certain existing facilities agreements, facilities lease agreements or other arrangements (including arrangements relating to future agreements) relating to the lease or other grant of right to use fiber optic facilities between such Cable Stockholder or any of its affiliates and TCG or any of its subsidiaries would be automatically amended as of January 8, 1998, to conform with a form of Master Facilities Agreement agreed to by AT&T, the Cable Stockholders and TCG at the time of the execution of the AT&T Merger Agreement. Among other things, agreements amended and entered into in accordance with the Master Facilities Agreement will, subject to the terms, conditions and limitations of the Master Facilities Agreement,

(i) grant TCG an indefeasible right to use the facilities that are the subject of the existing facilities agreements, and (ii) grant TCG an indefeasible right to use additional fiber optic facilities which, subject to certain conditions, TCG may require the Cable Stockholder or its affiliates to construct. The Master Facilities Agreement continues to contain a provision prohibiting TCG from using the fiber optic facilities to provide cable television signals to subscribers. In the event of disruption or trouble with the facilities, the Cable Stockholder or its affiliates must use best efforts to begin restoration and repair within 30 minutes of notification from TCG or such other required period under current maintenance specifications. Each of the Cable Stockholders also agreed to, or to cause its appropriate affiliate to, subject to certain limitations, execute an agreement in the form of the Master Facilities Agreement in any new service territory in which such Cable Stockholder (or affiliate) provides services or owns or operates facilities or in any existing service territory of such Cable Stockholder (or affiliate) for which a facilities agreement was not in place as of January 8, 1998. These amendments became effective immediately and are not subject to completion of the AT&T Merger.

  Sprint PCS Service Arrangements. Sprint PCS, a partnership owned 60% by TCI, Comcast and Cox, has entered into service arrangements, preliminary agreements or letters of intent with a number of wholly-owned subsidiaries of TCG providing for the construction of special facilities and the provision of services to Sprint PCS by TCG. TCG and Sprint PCS continued this service relationship throughout 1997. The amounts receivable from Sprint PCS at December 31, 1997 and 1996, were $1.6 million and $0.3 million, respectively.

  Comcast Service Arrangements. TCG has agreed to provide Comcast certain services on customary terms in the Philadelphia area, and Comcast has agreed to utilize exclusively TCG's wireline telecommunications services in the Philadelphia area, subject to certain qualifications.

  TCI Subordinated Note. As part of the TCG Reorganization, TCG issued to TCI a subordinated note in the principal amount of $26 million, which bore interest at the rate of 7.5% per annum with principal and interest payable in one installment on June 26, 2001. This note was repaid at a discount in December 1997.

  TCG believes that the terms, taken as a whole, of the transactions under the headings "1997 Equity Offering," "Eastern TeleLogic Corporation and Comcast," "At Home Corporation," "Kansas City Fiber Network, L.P.," "Operator Managed Ventures Services Agreements with Cox," "Fidelity," "Residential Telephony Agreements," "Sales of Fiber Optic Cable," "CLEC Assets", "Facilities Arrangements", "Sprint PCS Service Arrangements", "Comcast Service Arrangements" and "TCI Subordinated Note" were no less favorable to TCG than could have been obtained from unaffiliated parties.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During the year ended December 31, 1997, John R. Dillon, Gerald W. Gaines, James Bruce Llewellyn and Lawrence S. Smith participated in deliberations of TCG's Board of Directors concerning Executive Officer compensation.

                    DESCRIPTION OF THE CAPITAL STOCK OF TCG

  TCG's Amended and Restated Certificate of Incorporation provides for an authorized capital stock of 900 million shares, including 450 million shares of Class A Common Stock, $.01 par value per share, 300 million shares of Class B Common Stock, $.01 par value per share, and 150 million shares of preferred stock, $.01 par value per share (the "Preferred Stock"). No preferred stock is outstanding, and the Cable Stockholders own, directly or indirectly, all of the outstanding shares of TCG Class B Common Stock.

  The following summary description relating to the capital stock of TCG does not purport to be complete. The rights of the holders of TCG's capital stock are set forth in TCG's Amended and Restated Certificate of Incorporation, as well as the Amended Stockholders' Agreement, copies of which are available from TCG upon request. The summary set forth below is qualified by reference to such documents and to the applicable provisions of the DGCL.

COMMON STOCK

  The preferences and relative rights of the TCG Class A Common Stock and TCG Class B Common Stock are substantially identical in all respects, except for voting rights and conversion rights.

  Voting Rights. Each share of TCG Class A Common Stock entitles the holder to one vote and each share of TCG Class B Common Stock entitles the holder to 10 votes on each matter to be voted upon by the holders of the TCG Common Stock. The holders of the shares of TCG Class A Common Stock and TCG Class B Common Stock vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to the Amended and Restated Certificate of Incorporation of TCG that would increase the authorized number of shares of TCG Common Stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number thereof then outstanding), except as required by the DGCL and except that, for a period of five years from June 26, 1996, so long as the holders of TCG Class B Common Stock represent at least 50% of the voting power of the outstanding TCG Common Stock, the approval of the holders of a majority of the TCG Class B Common Stock is required for TCG to provide (i) wireless communications services that use radio spectrum for cellular, personal communications service
(PCS), enhanced specialized mobile radio (ESMR), paging, mobile telecommunications and any other voice or data wireless services whether fixed or mobile; provided, however, that TCG may provide and brand telecommunications products and services delivered via point-to-point microwave transmissions; and (ii) telecommunications services to residences; provided, however, that TCG may provide telecommunications services to residences to the extent required by a regulatory authority having jurisdiction over TCG's business, including requirements of TCG's local exchange carrier certificates and common carrier obligations, if any, or in any geographic area in which such services are offered as of July 1, 1996, but only to the extent of the services then so offered.

  Neither the holders of TCG Class A Common Stock nor the holders of TCG Class B Common Stock have cumulative voting rights. For a discussion of the effects of the disproportionate voting rights of the TCG Class A Common Stock and TCG Class B Common Stock, see "Risk Factors--Control by Principal Stockholders; Conflicts of Interest; Possible Competition by the Cable Stockholders."

  Dividends. Each share of TCG Common Stock is entitled to receive dividends from funds legally available therefor if, as and when declared by the Board of Directors of TCG. TCG Class A Common Stock and TCG Class B Common Stock share equally, on a share-for-share basis, in any dividends declared by the Board of Directors. If at any time a distribution of the TCG Class A Common Stock or TCG Class B Common Stock is to be paid in shares of TCG Class A Common Stock, TCG Class B Common Stock or any other securities of TCG or any other person, such dividends may be declared and paid only as follows: (1) a share distribution consisting of TCG Class A Common Stock to holders of TCG Class A Common Stock and TCG Class B Common Stock, on an equal per share basis; or to holders of TCG Class A Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of TCG Class B Common Stock consisting of shares of TCG

Class B Common Stock on an equal per share basis; (2) a share distribution consisting of TCG Class B Common Stock to holders of TCG Class B Common Stock and TCG Class A Common Stock, on an equal per share basis; or to holders of TCG Class B Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of TCG Class A Common Stock consisting of shares of TCG Class A Common Stock on an equal per share basis; and (3) a share distribution of shares of any class of securities of TCG or any other person other than the TCG Common Stock, either on the basis of a distribution of identical securities, on an equal per share basis to the holders of TCG Class A Common Stock and TCG Class B Common Stock, or on the basis of a distribution of one class of securities to the holders of TCG Class A Common Stock and another class of securities to holders of TCG Class B Common Stock, provided that the securities so distributed do not differ in any respect other than relative voting rights and related differences in designations, conversion and share distribution provisions, with the holders of TCG Class B Common Stock receiving the class having the higher relative voting rights, provided that if the securities so distributed constitute capital stock of a subsidiary of TCG, such rights shall not differ to a greater extent than the corresponding differences in voting rights, designations, conversion and distribution provisions between TCG Class A Common Stock and TCG Class B Common Stock. If TCG shall in any manner subdivide or combine the outstanding shares of TCG Class A Common Stock or TCG Class B Common Stock, the outstanding shares of the other class of TCG Common Stock shall be proportionally subdivided or combined in the same manner and on the same basis as the outstanding shares of TCG Class A Common Stock or TCG Class B Common Stock, as the case may be, that have been subdivided or combined.

  Conversion. Under the Amended and Restated Certificate of Incorporation, each share of TCG Class B Common Stock is convertible at any time and from time to time at the option of the holder thereof into one share of TCG Class A Common Stock. The TCG Class A Common Stock has no conversion rights.

  Other. Stockholders of TCG have no preemptive or other rights to subscribe for additional shares. All holders of TCG Common Stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of TCG. No shares of the TCG Common Stock are subject to redemption or a sinking fund. All outstanding shares are validly issued, fully paid and nonassessable. TCG may not subdivide or combine shares of TCG Common Stock without at the same time proportionally subdividing or combining shares of the other classes.

PREFERRED STOCK

  TCG's Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the designations, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any Preferred Stock so issued may rank senior to the TCG Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of Preferred Stock may have class or series voting rights.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such stockholder became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved such business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation or (iii) on or after such date the business combination is approved by the board of directors of the corporation and approved at a meeting (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The term "business combination" is broadly defined to include mergers, asset sales, other transfers, loans, guaranties and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Each of Cox Teleport Partners, Inc., TCI Teleport, Inc., Comcast Teleport, Inc., Comcast Communications Properties, Inc. and Continental Holding Company (for periods prior to November 13, 1997), has been an "interested stockholder" of TCG for a period in excess of three years. Corporations, pursuant to a provision in their certificate of incorporation, may choose not to be governed by Section 203 of the DGCL. The Amended and Restated Certificate of Incorporation of TCG does not contain such a provision; thus, TCG is governed by Section 203 of the DGCL.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the TCG Class A Common Stock is The Bank of New York.

                  DESCRIPTION OF CERTAIN INDEBTEDNESS OF TCG

REVOLVING CREDIT AGREEMENT

  On July 28, 1997, TCG New York, Inc., a wholly owned subsidiary of TCG, entered into an Amended and Restated Loan Agreement (the "Revolving Credit Agreement") with Toronto Dominion (Texas), Inc., as administrative agent, The Chase Manhattan Bank, as documentation agent, and the Banks (as defined in the Revolving Credit Agreement) to finance capital expenditures and working capital needs of TCG and its subsidiaries. TCG is not liable for the obligations of TCGNY under the Revolving Credit Agreement; provided, however, that TCG is obligated to repay to TCGNY an amount equal to the portion of the proceeds of the loans under the Revolving Credit Agreement which are provided to TCG or its other subsidiaries, and notes evidencing such obligation must be collaterally assigned to the Banks as security for the obligations of TCGNY under the Revolving Credit Agreement.

  The initial maximum amount available to TCGNY under the Revolving Credit Agreement is $400 million; however, the available amount will be reduced according to a prearranged progressive schedule until maturity at March 31, 2006. As of December 31, 1997, no amount was outstanding under the Revolving Credit Agreement and TCGNY had $344.4 million in available capacity under the Revolving Credit Agreement.

  At the option of TCGNY, advances bear interest at a rate based on (i) the Base Rate, which is the higher of (a) the Prime Rate of The Toronto-Dominion Bank or (b) the Federal Funds Rate plus 0.5% or (ii) LIBOR. Interest on Base Rate advances is payable every calendar quarter. Interest on LIBOR advances is payable at least every three months, or more frequently, at the option of TCGNY. In addition, TCGNY must pay a commitment fee equal to 0.375% per annum on the unused commitment amount. Any advances will be guaranteed by the subsidiaries of TCGNY and secured by all the indebtedness of the subsidiaries of TCGNY to TCGNY, the capital stock of the subsidiaries of TCGNY and the partnership interests of two of the subsidiaries of TCGNY in Teleport Communications New York, itself a subsidiary of TCGNY, and by the collateral assignment of any notes evidencing loans made by TCGNY to TCG or other subsidiaries of TCG.

  The Revolving Credit Agreement contains a number of covenants that restrict TCGNY and its subsidiaries from, among other things and except as specifically provided in the Revolving Credit Agreement, incurring other indebtedness, creating liens on their assets, liquidating, entering into merger or consolidation transactions, disposing of assets outside the ordinary course of business, providing guarantees, making certain investments and acquisitions, entering into transactions with affiliates other than on an arms' length basis, having unfunded ERISA Affiliates (as defined in the Revolving Credit Agreement) and allowing the subsidiaries of TCGNY to enter into transactions limiting their ability to pay dividends to TCGNY. The Revolving Credit Agreement provides that TCGNY is not permitted to pay dividends to TCG at any time prior to July 1, 1999, and may pay dividends to TCG thereafter only if
(a) no default under the Revolving Credit Agreement exists, (b) the ratio of the debt of TCGNY to the product of two times its operating cash flow for the prior two quarters is less than 5.0 to 1.0 and (c) such dividend is not paid from the proceeds of any sale of assets. Amounts borrowed by TCGNY under the Revolving Credit Agreement may be lent to TCG for general corporate purposes, so long as such indebtedness is evidenced by promissory notes executed by TCG in favor of TCGNY, and such promissory notes are pledged to the lenders under the Revolving Credit Agreement. Finally, TCGNY and its subsidiaries are required to maintain certain levels of cash flow.

  The Revolving Credit Agreement also contains customary events of default, including, but not limited to, cross-default to other indebtedness of TCGNY or its subsidiaries, cross-acceleration to certain material indebtedness of TCG, certain decisions by the FCC, the loss of a Material License (as defined in the Revolving Credit Agreement) and a Change of Control of TCGNY (which is defined as a change in the ownership of the stock of TCGNY that results in less than 50.1% of all voting rights relating to TCGNY's capital stock being owned, directly or indirectly, by one or more of the Cable Stockholders, any of the Cable Stockholders and Sprint Corporation or any person owned by Sprint Corporation and any of the Cable Stockholders). Unless the banks that are a party to the Revolving Credit Agreement consent to the AT&T Merger, the consummation of such merger will constitute a default under the Revolving Credit Agreement. The occurrence of a payment default under, or the acceleration of, any indebtedness for borrowed money of TCG in excess of $50 million would be an event of default under the Revolving Credit Agreement. The occurrence of an event of default would allow Toronto Dominion (Texas), Inc., The Chase Manhattan Bank and the Banks to accelerate the maturity of the outstanding advances, call the guarantee of the subsidiaries of TCGNY and foreclose on the collateral.

ETC FACILITY

  ETC, a wholly owned subsidiary of TCG, entered into a credit facility ("the ETC Facility") in October 1995 with CoreStates Bank, N.A. and certain other lenders. The ETC Facility is a $60 million credit facility. Initial borrowings under the ETC Facility of $37 million were principally used to repay existing long-term debt, leases and certain subordinated convertible demand promissory notes. The ETC Facility provides for interest based upon either the base rate, or LIBOR, adjusted as defined in the ETC Facility (7.4375% at December 31, 1997), which is payable quarterly. The balance outstanding is due on September 30, 1998. Borrowings under the ETC Facility are collateralized by substantially all of ETC's assets and outstanding common stock. In addition, the ETC Facility contains certain restrictive covenants which, among other things, require ETC to maintain certain debt service coverage ratios and limit the payment of dividends and capital expenditures. In addition, ETC is required to pay 3/8% per year on the available portion of the ETC Facility. The total outstanding balance at December 31, 1997, was $52.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operation of TCG--Liquidity and Capital Resources."

NOTES ISSUED PURSUANT TO 1996 OFFERINGS

  In July 1996 TCG sold $300 million aggregate principal amount of the 1996 Senior Notes and $1,073 million aggregate principal amount at maturity of the 1996 Senior Discount Notes. The 1996 Senior Notes were issued pursuant to an Indenture (the "1996 Senior Notes Indenture") between TCG and United States Trust TCG of New York, as trustee, and the 1996 Senior Discount Notes were issued pursuant to an Indenture (the "1996 Senior Discount Notes Indenture" and, together with the 1996 Senior Notes Indenture, the "1996 Indentures") between TCG and United States Trust Company of New York, as trustee. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations of TCG--Overview."

  The 1996 Notes are unsecured obligations of TCG, ranking pari passu in right of payment with all senior unsecured indebtedness of TCG. The 1996 Senior Notes bear interest at the rate of 9 7/8% per annum payable in cash semiannually on January 1 and July 1 in each year until the principal thereof is paid or duly provided for. The 1996 Senior Discount Notes were issued at a discount to their aggregate principal amount to generate gross proceeds of approximately $625 million. The 1996 Senior Discount Notes accrete at a rate of 11 1/8%, compounded semiannually, to an aggregate principal amount of $1,073 million by July 1, 2001. Thereafter, interest on the 1996 Senior Discount Notes will accrue at the rate of 11 1/8% per annum and will be payable semiannually on January 1 and July 1, commencing on January 1, 2002; provided that at any time prior to July 1, 2001, TCG may elect to commence the accrual of cash interest on the 1996 Senior Discount Notes, in which case the outstanding principal amount of such 1996 Notes will be reduced to their accreted value as of the date of such election and cash interest shall become payable thereafter. The 1996 Notes are subject to redemption at the option of TCG, in whole or in part, at any time on or after July 1, 2001, initially at 104.938% of their principal amount in the case of the 1996 Senior Notes, and 105.563% in the case of the 1996 Senior Discount Notes and declining to 100% of their principal amount on or after July 1, 2004 in the case of all of the 1996 Notes, in all cases plus accrued and unpaid interest thereon to the applicable redemption date. In addition, in the event of the first to occur prior to July 1, 1999 of a public equity offering with proceeds of $150 million or more or a sale or series of related sales by TCG of its capital stock to certain Strategic Equity Investors (as defined in the 1996 Indentures) for an aggregate purchase price of $150 million or more, TCG may, at its option, within 60 days thereof, use net proceeds of such equity offering to redeem up to one-third of the aggregate principal amount of the 1996 Notes originally issued at a redemption price of 110% of the accreted value as of the redemption date of the 1996 Notes so redeemed; provided that at least one-half of the aggregate principal amount of the 1996 Notes originally issued remains outstanding after such redemption. Upon the occurrence of a Change of

Control (as defined in the 1996 Indentures), each holder of 1996 Notes will have the right to require TCG to purchase all or any part of such holder's 1996 Notes at a purchase price equal to, in the case of the 1996 Senior Discount Notes, 101% of the accreted value thereof in the event of a Change of Control occurring prior to July 1, 2001, plus any accrued and unpaid interest not otherwise included in the accreted value or, in the case of the 1996 Senior Notes and, in the event of a Change of Control occurring on or after July 1, 2001, the 1996 Senior Discount Notes, 101% of the principal amount thereof plus accrued and unpaid interest. The consummation of the AT&T Merger will constitute a Change of Control under the 1996 Indentures.

  The 1996 Indentures contain certain restrictive covenants which impose limitations on TCG's and certain of its subsidiaries' ability to, among other things: (i) incur additional indebtedness, (ii) pay dividends or make certain other distributions and investments, (iii) create liens, (iv) create dividend and other payment restrictions on subsidiaries, (v) incur certain guarantees,
(vi) enter into certain asset sale transactions, (vii) enter into certain transactions with affiliates (including the Cable Stockholders) and (viii) merge, consolidate or transfer substantially all of TCG's assets.

           SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA OF TCG

  The following tables present historical summary combined financial data for the years 1993, 1994 and 1995, derived from the combined audited historical financial statements of TCG and TCG Partners. The selected consolidated financial data set forth below for the years 1996 and 1997 have been derived from the consolidated financial statements of TCG. The financial statements for the years 1995 through 1997 have been audited by Deloitte & Touche LLP, independent auditors, whose report has been included in this Proxy Statement/Prospectus.

  The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of TCG" and the consolidated financial statements of TCG and the combined financial statements of TCG and TCG Partners and the notes thereto included in this Proxy Statement/Prospectus.

                                          YEARS ENDED DECEMBER 31,
                          ------------------------------------------------------------
                             1993        1994        1995        1996         1997
                          ----------  ----------  ----------  -----------  -----------
                                (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
STATEMENTS OF OPERATIONS
 DATA:
Revenues:
  Telecommunications
   services.............  $   82,374  $   99,983  $  134,652  $   244,864  $   494,304
  Management and royalty
   fees from local
   market
   partnerships(1)......       1,555      20,691      31,517       22,805          --
                          ----------  ----------  ----------  -----------  -----------
  Total revenues........      83,929     120,674     166,169      267,669      494,304
                          ----------  ----------  ----------  -----------  -----------
Operating expenses......      54,218      76,572      93,118      157,591      283,440
Selling, general and
 administrative(2)......      34,281      39,989      50,475       85,025      165,977
In-process research and
 development costs(3)...         --          --          --           --        22,000
Depreciation and
 amortization...........      16,197      19,933      37,837       78,416      155,402
                          ----------  ----------  ----------  -----------  -----------
  Operating (loss)......     (20,767)    (15,820)    (15,261)     (53,363)    (132,515)
Interest:
  Interest income.......       1,072       1,711       4,067       30,219       31,111
  Interest expense......      (1,407)     (5,079)    (23,331)     (73,633)    (116,172)
                          ----------  ----------  ----------  -----------  -----------
Net interest expense....        (335)     (3,368)    (19,264)     (43,414)     (85,061)
Minority interest(4)....         796       1,395         663        3,520          --
Equity in losses of
 unconsolidated
affiliates..............      (2,114)    (11,763)    (19,541)     (19,400)      (3,427)
                          ----------  ----------  ----------  -----------  -----------
Loss before income
 taxes..................     (22,420)    (29,556)    (53,403)    (112,657)    (221,003)
Income tax benefit
 (provision)............       4,149        (433)       (401)      (2,193)      (1,664)
                          ----------  ----------  ----------  -----------  -----------
  Net (loss)............  $  (18,271) $  (29,989) $  (53,804) $  (114,850) $  (222,667)
                          ==========  ==========  ==========  ===========  ===========
Net (loss) per share....  $    (0.26) $    (0.43) $    (0.77) $     (1.00) $     (1.34)
                          ==========  ==========  ==========  ===========  ===========
Weighted average number
 of shares..............  70,000,140  70,000,140  70,000,140  114,443,695  165,728,059
                          ==========  ==========  ==========  ===========  ===========

                            1993       1994       1995        1996       1997
                          ---------  ---------  ---------  ----------  ---------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OTHER DATA:
EBITDA(5)...............  $  (4,570) $   4,113  $  22,576  $   25,053  $  44,887
Cash flows from
 operating activities...     47,438     87,753     36,141      93,618    (21,211)
Cash flows from
 investing activities...   (149,107)  (265,026)  (207,967)   (913,513)  (341,624)
Cash flows from
 financing activities...    129,822    171,557    157,688   1,085,573    258,626
Capital
 expenditures(6)........    155,184    143,276    154,807     308,112    501,035
Ratio of earnings to
 fixed charges(7).......        --         --         --          --         --
                                          AS OF DECEMBER 31,
                          ------------------------------------------------------
                            1993       1994       1995        1996       1997
                          ---------  ---------  ---------  ----------  ---------
                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents
 and marketable
 securities.............  $  31,716  $  26,000  $  11,862  $  718,346  $ 480,159
Working capital.........    (15,278)   (32,719)   (47,083)    545,325    224,889
Fixed assets--at cost...    329,686    422,964    545,653   1,304,229  1,873,083
Total assets............    365,202    486,983    614,793   2,050,097  2,456,301
Long-term debt
 (including capital
 lease obligations).....     29,689    200,462    368,464   1,021,063  1,054,079
Minority interest.......     12,661      2,903      4,409         --         --
Stockholders' equity and
 partners' capital
 (deficit)..............    209,141    179,152    125,348     796,870  1,031,616

--------
(1) Under the terms of various management services arrangements among TCG and its unconsolidated Local Market Partnerships and certain other affiliates, TCG provided operating and administrative support services to such entities, for which it earned management fees. Upon consummation of the TCG Reorganization, these fees were no longer reflected as revenues.

(2) Included in selling, general and administrative expenses are expenses incurred for services provided to the Local Market Partnerships, in the amounts of $1.4 million, $19.4 million, $29.6 million and $21.4 million for the years 1993, 1994, 1995 and 1996, respectively.

(3) In December 1997, TCG evaluated the acquired assets and liabilities of CERFnet, and as a result of the evaluation, TCG expensed acquired in-process research and development costs.

(4) Minority interest reflects Fidelity Communications Inc.'s equity interest in Teleport Communications Boston for 1993 and 1994; a Cox affiliate's interest in TCG San Diego for 1993 and 1994; and TCI and Continental affiliates' interests in TCG St. Louis for 1994, 1995 and 1996. In 1996, after giving effect to the TCG Reorganization and the debt and equity offerings consummated in June 1996, the minority interest reflects Viacom Telecom, Inc.'s equity interests of 22.2% and 22.9% in TCG Seattle and TCG San Francisco, respectively, and InterMedia Partners' equity interest of 4.2% in TCG San Francisco. In 1997, TCG no longer recorded minority interest for the Local Market Partnerships due to the completion of the TCG Reorganization.

(5) EBITDA consists of earnings (loss) before interest, income taxes, depreciation, amortization, minority interest and equity in losses of unconsolidated affiliates. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding TCG's operating results. EBITDA is not intended to represent cash flows or results of operations in accordance with U.S. GAAP for the periods indicated. TCG's use of EBITDA may not be comparable to similarly titled measures due to the use by other companies of different financial statement components in calculating EBITDA. In 1997, this amount represents Recurring EBITDA which is defined as EBITDA excluding a one-time non-recurring charge for acquired in-process research and development costs.

(6) Capital expenditures for 1996 are net of the effect of the inclusion of the Local Market Partnerships as of June 30, 1996.

(7) The ratio of earnings to fixed charges is computed by dividing pretax income from operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized and that portion of rental expense TCG believes to be representative of interest. For the years 1993, 1994, 1995, 1996 and 1997, earnings were insufficient to cover fixed charges by $23.2 million, $31.0 million, $54.1 million, $116.2 million, and $221.0 million, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS OF TCG

OVERVIEW

  TCG, the first and largest CLEC in the United States, offers comprehensive telecommunications services in major metropolitan markets nationwide. TCG competes with ILECs by providing high quality, integrated telecommunications services, primarily over fiber optic digital networks, to meet the voice, data and video transmission needs of its customers. TCG's customers are principally telecommunications-intensive businesses, healthcare and educational institutions, governmental agencies, long distance carriers and resellers, Internet service providers, disaster recovery service providers, wireless communications and financial services companies. TCG offers these customers technologically advanced telecommunications services, as well as superior customer service, flexible pricing and vendor and route diversity. During 1997 TCG completed the acquisitions of ETC, now known as TCG Delaware Valley, Inc., CERFnet, now known as TCG CERFnet, Inc., and BizTel. TCG expects to complete the acquisitions of ACC and of KCFN by May 1, 1998 and by August 1, 1998, respectively.

  On January 8, 1998, TCG entered into the AT&T Agreement. In the AT&T Merger, each share of TCG Common Stock will be converted into 0.943 of a share of AT&T common stock. The AT&T Agreement contains customary representations and warranties of the parties, which will not survive effectiveness of the AT&T Merger. In addition, the AT&T Agreement contains certain restrictions on the conduct of TCG's business prior to the consummation of the AT&T Merger. Pursuant to the AT&T Agreement, TCG has agreed, for the period prior to the AT&T Merger, to operate its business in the ordinary course, refrain from taking various corporate actions without the consent of AT&T, and not solicit or enter into negotiations or agreements relating to a competing business combination. See "The AT&T Merger".

  For over 13 years, TCG has developed, operated and expanded its local telecommunications networks. During the fourth quarter of 1997, TCG added eight new markets, which brings total MSAs served by TCG to 65. These 65 MSAs are in metropolitan New York/New Jersey, Los Angeles, Chicago, San Francisco, Philadelphia, Boston, Detroit, Baltimore, Washington, D.C., Dallas, Houston, Miami/Ft. Lauderdale, Seattle, San Diego, St. Louis, Pittsburgh, Phoenix, Denver, Milwaukee, Indianapolis, Hartford, Omaha, Providence, Cleveland, Portland (Oregon), Salt Lake City, Nashville, Chattanooga, Knoxville, Birmingham, Cincinnati, Columbus (Ohio), Charlotte, Tampa Bay, Sacramento, Minneapolis-St. Paul, Atlanta and Orlando, including 19 of the 20 largest metropolitan areas. As of December 31, 1997, TCG's fiber optic networks spanned over 9,470 route miles, contained over 491,090 fiber miles and served approximately 13,510 buildings.

  On July 2, 1996, TCG issued 27,025,000 shares of TCG Class A Common Stock (the "Stock Offering") which resulted in gross proceeds of approximately $432.4 million as part of an initial public offering, $300 million of 9 7/8% Senior Notes due 2006 (the "1996 Senior Notes") and $1,073 million aggregate principal amount at maturity of 11 1/8% Senior Discount Notes due 2007 (the "1996 Senior Discount Notes" and, together with the 1996 Senior Notes, the "1996 Notes"). Prior to the 1996 Notes offering and the Stock Offering (collectively, the "1996 Offerings"), TCG was owned by subsidiaries of the Cable Stockholders. The business was operated through TCG and, beginning in 1992, TCG Partners, which is a New York general partnership owned prior to the TCG Reorganization by the Cable Stockholders in the same percentages as TCG. TCG Partners was formed to invest, with TCG, the Cable Stockholders and other cable operators, in 14 Local Market Partnerships to develop and operate local telecommunications networks. The Local Market Partnerships were owned by TCG, and/or TCG Partners, certain of the Cable Stockholders which had cable operations in the particular markets addressed by the Local Market Partnerships and, in some cases, other cable operators in such markets. To simplify this complex ownership structure, TCG and the Cable Stockholders completed the TCG Reorganization whereby TCG agreed to consolidate the ownership of TCG Partners and of the Local Market Partnerships as wholly-owned subsidiaries of TCG. As part of this process, certain of the other cable operators agreed to sell their interests in the Local Market Partnerships to TCG directly or through a Cable Stockholder.

See "Business--The TCG Reorganization". The financial statements for one of the Local Market Partnerships were previously consolidated with those of TCG. Therefore, as a result of the TCG Reorganization, TCG consolidated the financial statements of the remaining 13 of the 14 Local Market Partnerships.

  In response to customer demand, TCG plans to increase the geographic reach and density of its existing networks by deploying additional fiber optic rings and connecting additional customers to its networks. The costs associated with the initial installation and expansion of each network, including development, installation, certain organizational costs and early operating expenses, are significant and result in negative cash flow for that market until an adequate customer base and revenue stream have been established. In addition to capital expenditures, TCG begins to incur direct operating costs upon commencement of the installation phase of a network for such items as salaries and office rent. The exact amounts and timing of these expenditures and costs are subject to a variety of factors which may vary greatly by geographic market. As network installation progresses, TCG incurs rights-of-way costs, increased sales and marketing expenses (including sales commissions) and, in certain markets, franchise fees and taxes paid to local governments based on revenue. Although TCG's revenues have increased substantially, TCG's expenses associated with the expansion and development of its local telecommunications networks have exceeded such revenues. TCG expects its net losses to grow as it continues to expand its networks. However, generally, after the network infrastructure is established, TCG can add customers and increase revenues with less additional expense. After a customer is added and the volume of such customer's communications traffic handled by TCG grows, incremental revenues can be added with minimal additional expense, providing significant contributions to EBITDA (earnings (loss) before interest, income taxes, depreciation, amortization, minority interest and equity in losses of unconsolidated affiliates). For 1997, "Recurring EBITDA" is defined as EBITDA excluding a one-time non-recurring charge for acquired in-process research and development costs. See "Year Ended December 31, 1997 Compared to Year Ended December 31, 1996--EBITDA."

  As of December 31, 1997, TCG's consolidated financial statements reflect the results of TCG's wholly-owned subsidiaries. The consolidated statements of operations and cash flows include equity in the losses of BizTel for ten months and of ETC for two months. See "The Business of TCG--TCG Recent Developments". Effective as of June 1, 1997, TCG entered into a Technical Services Agreement with KCFN whereby TCG agreed to provide certain management services to KCFN. TCG has recorded the results of operations from that date.

  For the year ended December 31, 1997, TCG's capital expenditures, its acquisitions and working capital were funded by the 1997 Equity Offering, which raised approximately $328.7 million of aggregate gross proceeds and the 1996 Offerings, which raised approximately $1.3 billion of aggregate gross proceeds.

  The development of TCG's business, the construction and expansion of its telecommunications networks and its operating expenses require significant expenditures, often resulting in negative cash flow. Although TCG generated positive Recurring EBITDA for 1997, several of its subsidiaries did not and will not generate positive EBITDA until such time as adequate customer bases are established.

RESULTS OF OPERATIONS

  The following table presents historical financial information for 1997 and 1996 and unaudited pro forma financial data for 1996, as if the TCG Reorganization had occurred at the beginning of the year. Pro forma adjustments include the reversal of TCG's equity in losses of 13 Local Market Partnerships for 1996, as well as amortization of the goodwill which was recorded upon closing of the transactions and the reduction of interest expense from the conversion to equity of subordinated debt owed by TCG to the Cable Stockholders. Such information is presented for a more meaningful comparison between 1997 and 1996. The unaudited pro forma financial data does not purport to represent what TCG's results of operations or financial condition would actually have been if the transactions that give the rise to the pro forma adjustments had occurred on the date assumed.

                                                            PRO FORMA FOR THE
                                                          TCG REORGANIZATION (5)
                              YEARS ENDED DECEMBER 31,          YEAR ENDED
                              --------------------------       DECEMBER 31,
                                  1997          1996               1996
                              ------------  ------------  ----------------------
                                (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
STATEMENTS OF OPERATIONS
 DATA:
Revenues:
  Telecommunications
   service..................  $    494,304  $    244,864       $    283,383
  Management and royalty
   fees from Local Market
   Partnerships(1)..........           --         22,805                --
                              ------------  ------------       ------------
Total Revenues..............       494,304       267,669            283,383
Operating expenses..........       283,440       157,591            172,374
Selling, general and
 administrative
 expenses(2)................       165,977        85,025             98,436
In-process research and
 development costs(3).......        22,000           --                 --
Depreciation and
 amortization...............       155,402        78,416             96,260
                              ------------  ------------       ------------
Operating loss..............      (132,515)      (53,363)           (83,687)
                              ------------  ------------       ------------
Interest:
  Interest income...........        31,111        30,219             29,163
  Interest expense..........      (116,172)      (73,633)           (66,946)
                              ------------  ------------       ------------
Net Interest expense........       (85,061)      (43,414)           (37,783)
                              ------------  ------------       ------------
Minority interest(4)........           --          3,520              4,713
Equity in losses of
 unconsolidated affiliates..        (3,427)      (19,400)            (7,650)
                              ------------  ------------       ------------
Loss before income taxes....      (221,003)     (112,657)          (124,407)
Income tax provision........        (1,664)       (2,193)            (2,193)
                              ------------  ------------       ------------
Net loss....................  $   (222,667) $   (114,850)      $   (126,600)
                              ============  ============       ============
Net loss per share..........  $      (1.34) $      (1.00)      $      (0.86)
                              ============  ============       ============
Weighted average number of
 shares.....................   165,728,059   114,443,695        146,423,705
                              ============  ============       ============

--------

(1) Under the terms of various management services arrangements among TCG and its unconsolidated Local Market Partnerships and certain other affiliates, TCG provided operating and administrative support services to such entities, for which it earned management fees. Upon consummation of the TCG Reorganization, these fees were no longer reflected as revenues.

(2) Included in selling, general, and administrative expenses are expenses incurred for services provided to the Local Market Partnerships, in the amount of $21.4 million, for the year 1996.

(3) In December 1997, TCG evaluated the acquired assets and liabilities of CERFnet, and as a result of the evaluation, TCG expensed acquired in-process research and development costs.

(4) Minority interest reflects TCI and Continental affiliates' interests in TCG St. Louis for 1996. In 1996, after giving effect to the TCG Reorganization and the 1996 Offerings, the minority interest reflects Viacom

   Telecom, Inc.'s equity interests of 22.2% and 22.9% in TCG Seattle and TCG San Francisco, respectively, and InterMedia Partners' equity interest of 4.2% in TCG San Francisco. In 1997 TCG no longer recorded minority interest for the Local Market Partnerships due to the completion of the TCG Reorganization.

(5) Pro forma financial information for the year ended December 31, 1996 is as if the TCG Reorganization had occurred at the beginning of the year. Pro forma adjustments include the reversal of TCG's equity in the losses of 13 Local Market Partnerships, as well as amortization of the goodwill which was recorded upon closing of the transactions and the reduction of interest expense from the conversion to equity of subordinated debt owned by TCG to the Cable Stockholders. Such information is presented for a more meaningful comparison between 1997 and 1996.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

 Revenues

  Total revenues increased to $494.3 million for 1997 from $267.7 million for 1996, representing an increase of $226.6 million, or 85%. Pursuant to the TCG Reorganization, TCG consolidated the financial statements of the Local Market Partnerships, which accounted for 17% of total revenue for the year ended December 31, 1997. Telecommunications services revenue increased to $494.3 million for 1997 from $244.9 million for 1996, an increase of $249.4 million, or 102%. Revenues increased in every category, most significantly in switched services. These increases reflect increased sales of services in existing and new markets and the growth of TCG's customer base. Had telecommunications services revenue generated by unconsolidated Local Market Partnerships been included in the consolidated financial statements of TCG for all of 1996, total revenues would have increased to $494.3 million for 1997 from $283.4 million for 1996, on a pro forma basis, an increase of $210.9 million, or 74%. This growth in revenues is a direct result of increased market penetration of all telecommunications services offered in existing markets and the addition of new markets. Total revenues for the year ended December 31, 1997, include $48.1 million attributable to (i) ETC and CERFnet, which were acquired by TCG during the first quarter of 1997, and (ii) BizTel, which was acquired by TCG in the last quarter of 1997. TCG consolidated the financial statements of ETC, CERFnet and BizTel from the dates of acquisition.

  Annualized monthly recurring revenue increased to approximately $619.9 million for December 1997 from $329.0 million on a pro forma basis for December 1996, an increase of $290.9 million, or 88%. Monthly recurring revenue represents monthly service charges billable to telecommunications services customers for the month indicated, excluding non-recurring revenues for certain one-time services, such as installation fees or equipment charges.

  Switched services revenue increased to $215.2 million for 1997 from $113.0 million on a pro forma basis for 1996, an increase of $102.2 million, or 90%. The increase is due primarily to: increases in switched, local and toll services revenue; long distance carrier access usage volumes; and sales of additional enhanced switched services products to customers in existing and new markets. Dedicated services revenue increased to $252.4 million for 1997 from $161.7 million for 1996, on a pro forma basis, an increase of $90.7 million, or 56%. TCG's data and Internet revenues increased to $22.1 million for 1997 from $1.5 million on a pro forma basis for 1996, an increase of $20.6 million.

  Management fees were directly related to operating and administrative support services provided by TCG to the Local Market Partnerships. Royalty fees were charged to the Local Market Partnerships based on revenue. As a result of the TCG Reorganization, management and royalty fees from the Local Market Partnerships were no longer reflected as revenue beginning July 1, 1996, due to the consolidation of the Local Market Partnerships.

 Operating Expenses

  Operating expenses increased to $283.4 million for 1997 from $157.6 million for 1996, an increase of $125.8 million, or 80%. Pursuant to the TCG Reorganization, TCG consolidated the financial statements of the

Local Market Partnerships, the operating expenses of which accounted for 17% of the total operating expenses for the year ended December 31, 1997. The remaining increases are primarily attributable to costs associated with the expansion of networks throughout the country, including compensation costs for technical personnel, access, bad debt, rent and maintenance expenses. The increase in operating expenses is also attributable to the access and maintenance expenses associated with the growth of switched services in existing markets and the expansion into new markets. Offsetting these expense increases are reductions in expenses due to renegotiation of interconnection agreements with ILECs. Operating expenses increased to $283.4 million for 1997 from $172.4 million on a pro forma basis for 1996, an increase of $111.0 million, or 64%. Operating expenses were approximately 57% and 59% of revenue for the years ended December 31, 1997 and 1996, respectively, and 61% of revenue for the year ended December 31, 1996 on a pro forma basis.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to $166.0 million for 1997 from $85.0 million for 1996, an increase of $81.0 million, or 95%. Pursuant to the TCG Reorganization, TCG consolidated the financial statements of the Local Market Partnerships, the selling, general and administrative expenses of which accounted for 23% of the total selling, general and administrative expenses for the year ended December 31, 1997. The remaining increase is a result of the continued expansion of network infrastructure to support continued expansion of TCG's networks, including costs associated with servicing the increased number of dedicated, switched, data and Internet services customers. These costs include expenses related to compensation, including commissions, occupancy, professional fees and various marketing and promotional expenses. Selling, general and administrative expenses increased to $166.0 million for 1997 from $98.4 million, on a pro forma basis, for 1996, an increase of $67.6 million, or 69%. Selling, general and administrative expenses were approximately 34% and 32% of revenue for the year ended December 31, 1997 and 1996, respectively, and 35% of revenue for the year ended December 31, 1996 on a pro forma basis.

 EBITDA

  TCG recorded a one-time, non-recurring charge of $22 million for certain acquired in-process research and development costs related to the acquisition of CERFnet. For comparison purposes, Recurring EBITDA for 1997 is defined as EBITDA excluding the one-time charge for acquired in-process research and development costs. Recurring EBITDA increased to $44.9 million for 1997 from EBITDA of $25.1 million for 1996, an increase of $19.8 million. The increase in Recurring EBITDA is primarily attributable to increases in dedicated and switched revenues. Recurring EBITDA increased to $44.9 million for 1997 from EBITDA of $12.6 million on a pro forma basis for 1996, an increase of $32.3 million. Comparing 1997 to 1996 on a pro forma basis, TCG has reduced its operating and administrative expenses, as a percentage of revenues, primarily by obtaining lower unit access costs through negotiation of, and participation in, regulatory proceedings relating to various interconnection and reciprocal agreements with ILECs across the country, and by obtaining greater efficiencies through automation.

 Depreciation and Amortization Expense

  Depreciation and amortization expense increased to $155.4 million for 1997 from $78.4 million for 1996, an increase of $77.0 million, or 98%. This increase is primarily attributable to increased depreciation associated with the expansion of the local telecommunications networks throughout the country and increased amortization of goodwill, FCC licenses and other intangibles related to various 1997 and 1996 acquisitions. Depreciation and amortization expense increased to $155.4 million for 1997 from $96.3 million on a pro forma basis for 1996, an increase of $59.1 million, or 61%.

 Interest Income

  Interest income increased to $31.1 million for 1997 from $30.2 million for 1996, an increase of $0.9 million. This increase is attributable to an increase in the average outstanding balance of cash and cash equivalents and marketable securities that resulted from the proceeds of the 1996 Offerings and the 1997 Equity Offering.

 Interest Expense

  Interest expense increased to $116.2 million for 1997 from $73.6 million for 1996, an increase of $42.6 million. This increase resulted from interest on the 1996 Senior Notes, the 1996 Senior Discount Notes and the TCI Subordinated Note. The TCI Subordinated Note was repaid on December 31, 1997, at a discounted value of $25.1 million. In 1996, TCG recorded interest on the Revolving Credit Agreement and borrowings under the loan facility with the Cable Stockholders. Pursuant to the TCG Reorganization, TCG no longer had these debts, and therefore, no interest expense was recorded in 1997. Offsetting this decrease is the interest expense recorded on the bank debt which TCG assumed in the acquisition of ETC.

 Equity in Losses of Unconsolidated Affiliates

  Equity in losses of unconsolidated affiliates decreased to $3.4 million for 1997 from $19.4 million for 1996, or a decrease of $16.0 million. This decrease resulted primarily from the consolidation of the Local Market Partnerships and ETC.

 Income Taxes

  In 1997 and 1996, TCG generated net operating losses and, accordingly, incurred a net tax benefit. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," such tax benefit was fully offset, each year, by a valuation allowance. Both the 1997 and 1996 provisions for income taxes resulted from state income taxes where TCG is required to file separate state income tax returns.

  At December 31, 1997, TCG had operating loss carry-forwards for tax purposes of approximately $523.0 million, expiring principally in 2003 through 2013. Approximately $49.0 million of the net operating loss carryforward relates to the acquisitions of BizTel and ETC.

 Net Loss

  TCG's results for 1997 reflected a net loss of $222.7 million, compared to a net loss of $114.9 million for 1996, or an increase of $107.8 million. This increase in net loss is attributable to the factors discussed above. Net loss increased to $222.7 million for 1997 from $126.6 million on a pro forma basis for 1996, or an increase of $96.1 million.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

 Revenues

  Total revenues increased to $267.7 million for 1996 from $166.2 million for 1995, representing an increase of $101.5 million, or 61%. Telecommunications services revenue increased to $244.9 million for 1996 from $134.7 million for 1995, an increase of $110.2 million, or 82%. Revenue increased in every category, most significantly in switched services. These increases reflect increased sales of services in existing and new markets and the growth of TCG's customer base.

  During 1996, TCG expanded its dedicated services markets to Salt Lake City, Portland (Oregon), Cleveland and Washington D.C. It also expanded its switched services markets to Indianapolis, Denver, and New Jersey and installed a second switch in its Boston metropolitan serving area. TCG significantly increased revenue from TCG's data services line of business in 1996 by $3.0 million, an increase of 290% from 1995.

  On a pro forma basis, had telecommunications services revenue generated by unconsolidated Local Market Partnerships been included in the consolidated financial statements of TCG in 1996 and the combined financial statements of TCG and TCG Partners in 1995, total revenues would have increased to $283.4 million for 1996 from $184.9 million for 1995, an increase of $98.5 million, or 53%. This growth in revenues is a direct result of increased market penetration of all telecommunications services offered in existing markets and the addition of new markets. On a pro forma basis, annualized monthly recurring revenue increased to approximately

$329.0 million for December 1996 from $211.1 million for December 1995, an increase of $117.9 million, or 56%. Monthly recurring revenue represents monthly service charges billable to telecommunications services customers for the month indicated, but excludes non-recurring revenues for certain one-time services, such as installation fees or equipment charges.

  On a pro forma basis, switched services revenue increased to $113.0 million for 1996 from $63.9 million for 1995, an increase of $49.1 million, or 77%. The increase is due primarily to: increases in switched, local and toll services revenue; long distance carrier access usage volumes; and sales of additional enhanced switched services products to customers in existing and new markets. On a pro forma basis, dedicated services revenue increased to $161.7 million for 1996 from $116.5 million, which included $1.7 million in data services products for 1995, an increase of $45.2 million, or 39%.

  Management and royalty fees from Local Market Partnerships decreased to $22.8 million for 1996, a decrease of $8.7 million, or 28%, from $31.5 million for 1995. Management fees are directly related to operating and administrative support services provided by TCG to the former Local Market Partnerships. The royalty fees were charged to the Local Market Partnerships based on revenue. As a result of the TCG Reorganization, management and royalty fees from the Local Market Partnerships are no longer reflected as revenue beginning July 1, 1996, due to the consolidation of the Local Market Partnerships.

 Operating Expenses

  Operating expenses increased to $157.6 million for 1996 from $93.1 million for 1995, an increase of $64.5 million, or 69%. This increase is primarily attributable to costs associated with the expansion of networks throughout the country, including technical personnel costs and access, rights-of-way, node, rent and maintenance expenses. The increase in operating expenses is also attributable to the access and maintenance expenses associated with the growth of switched services in existing markets and the expansion into new markets. On a pro forma basis, operating expenses, which included expenses generated by the Local Market Partnerships, increased to $172.4 million for 1996 from $112.6 million for 1995, an increase of $59.8 million, or 53%.

 Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to $85.0 million for 1996 from $50.5 million for 1995, an increase of $34.5 million, or 68%. This increase is a result of the continued expansion of network infrastructure to support continued expansion of TCG's networks, including costs associated with servicing the increased number of both dedicated and switched services customers. These costs include expenses related to compensation, occupancy, insurance and professional fees. On a pro forma basis, selling, general and administrative expenses which included expenses generated by the Local Market Partnerships, increased to $98.4 million for 1996 from $71.7 million for 1995, an increase of $26.7 million, or 37%.

 EBITDA

  EBITDA increased to $25.1 million for 1996 from $22.6 million for 1995, an increase of $2.5 million. This increase is primarily attributable to increases in dedicated and switched revenues. Additionally, on a pro forma basis, TCG has reduced its operating and administrative expenses, as a percentage of revenues, primarily by obtaining lower unit access costs through negotiation of, and participation in, regulatory proceedings relating to various interconnection and reciprocal agreements with ILECs across the country, and by obtaining greater efficiencies through automation. On a pro forma basis, EBITDA increased to $12.6 million for 1996 from $0.6 million for 1995, an increase of $12.0 million. The Local Market Partnerships are included in the pro forma financial data as a result of the TCG Reorganization.


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 Depreciation and Amortization Expense

  Depreciation and amortization expense increased to $78.4 million for 1996 from $37.8 million for 1995, an increase of $40.6 million, or 107%. This increase is primarily attributable to increased depreciation associated with the expansion of the local telecommunications networks throughout the country and increased amortization of goodwill related to various 1996 acquisitions. On a pro forma basis, depreciation and amortization expense, which included depreciation and amortization of the Local Market Partnerships, increased to $96.3 million for 1996 from $62.8 million for 1995, an increase of $33.5 million, or 53%.

 Interest Income

  Interest income increased to $30.2 million for 1996 from $4.1 million for 1995, an increase of $26.1 million. This increase is attributable to interest earned on the cash and cash equivalents and marketable securities that resulted from the proceeds of the 1996 Offerings.

 Interest Expense

  Interest expense increased to $73.6 million for 1996 from $23.3 million for 1995, an increase of $50.3 million. This increase resulted from interest on TCG's 1996 Senior Notes, the 1996 Senior Discount Notes, and the TCI Subordinated Note, offset by the absence of approximately six months of interest associated with the Revolving Credit Agreement and borrowings under a loan agreement from the Cable Stockholders for the year ended December 31, 1996.

 Equity in Losses of Unconsolidated Affiliates

  Equity in losses of unconsolidated affiliates decreased to $19.4 million for 1996 from $19.5 million for 1995, a decrease of $0.1 million. This decrease resulted from the consolidation of the Local Market Partnerships in June 1996, offset by greater losses in 1996 versus 1995.

 Income Taxes

  In 1996 and 1995, TCG generated net operating losses and, accordingly, incurred a net tax benefit. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," such tax benefit was fully offset, each year, by a valuation allowance. Both the 1996 and 1995 provisions for income taxes resulted from state income taxes where TCG is required to file separate state income tax returns.

  At December 31, 1996, TCG had operating loss carry-forwards for tax purposes of approximately $170.5 million, expiring principally in 2009 through 2012.

 Net Loss

  TCG's results for 1996 reflected a net loss of $114.9 million, compared to a net loss of $53.8 million for 1995, an increase of $61.1 million. This increase in net loss is attributable to the factors discussed above. On a pro forma basis, net loss increased to $126.6 million for 1996 from $67.6 million for 1995, an increase of $59.0 million.

LIQUIDITY AND CAPITAL RESOURCES

  As of December 31, 1997, TCG had total assets of approximately $2.5 billion, an increase of approximately $400.0 million from $2.1 billion as of December 31, 1996. TCG's current assets of $600.2 million as of December 31, 1997, exceeded current liabilities of $375.3 million, providing working capital of $224.9 million. Network and equipment, net of depreciation as of December 31, 1997, aggregated approximately $1.5 billion.

  Net cash provided by financing activities for the years ended December 31, 1997 and 1996 was $258.6 million and $1.1 billion, respectively. Cash flows from financing activities for 1997 consisted primarily of

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proceeds from the 1997 Equity Offering and to a lesser extent from the exercise of employee stock options, and such cash flows were partially offset by the repayment of the TCI Subordinated Note and principal payments on capital leases. Cash flows from financing activities for 1996 consisted primarily of proceeds from the 1996 Offerings and the issuance of long-term debt, partially offset by the repayment of outstanding bank indebtedness and the purchase of treasury stock. Net cash (used in) provided by operating activities was $(21.2) million and $93.6 million for the years ended December 31, 1997 and 1996, respectively. Net cash used for investing activities was $341.6 million and $913.5 million for the years ended December 31, 1997 and 1996, respectively, comprised primarily of capital expenditures and purchases of marketable securities in both years offset by the sale of certain marketable securities and investment in and advances to unconsolidated affiliates in 1996. As of December 31, 1997, cash and cash equivalents were $173.3 million and marketable securities were $306.8 million.

  TCG made capital expenditures of $501.0 million and $358.2 million on a pro forma basis for the years ended December 31, 1997 and 1996, respectively. TCG anticipates that capital expenditures (excluding acquisitions) will be in excess of $1.1 billion in the aggregate in 1998, and will primarily be used for the expansion, development and construction of its networks, the acquisition and deployment of switches and the expansion of operating support systems.

  Earnings before fixed charges were insufficient to cover fixed charges for the year ended December 31, 1997 and 1996 by $221.0 million and $116.2 million, respectively. On a pro forma basis for the TCG Reorganization, TCG's earnings would have been insufficient to cover fixed charges for the year ended December 31, 1996 by $129.1 million.

  TCG has incurred significant net operating losses resulting from the development and operation of new networks which TCG expects will continue as it expands its networks. Persistent demands from TCG's customers for capital intensive local services drives the development, construction and expansion of its networks. While cash provided by operations may be sufficient to fund modest incremental growth it may not be sufficient to fund the extensive expansion and development of networks as currently planned.

 Offerings

  On July 2, 1996, TCG issued 27,025,000 shares of TCG Class A Common Stock which resulted in gross proceeds of approximately $432.4 million as part of an initial public offering, $300 million of 1996 Senior Notes and $1,073 million aggregate principal amount at maturity of 1996 Senior Discount Notes.

  On November 13, 1997, TCG consummated the 1997 Equity Offering. Of the 17,250,000 shares, 7,304,408 shares were offered by TCG (realizing net proceeds of approximately $317.4 million after deducting the underwriting discount and expenses of approximately $11.3 million to TCG) and 9,945,592 shares were offered by Continental Holding Company, a Massachusetts business trust, the shares of which are owned by Continental, which is wholly owned by U S WEST, Inc. Continental acquired its interest in TCG in May 1993. As a result of the consummation of the 1997 Equity Offering, Continental does not hold any shares of TCG Common Stock.

  TCG has invested the proceeds from the 1996 Offerings and the 1997 Equity Offering in marketable securities such as Treasury bills, floating rate notes and commercial paper. TCG will utilize the remaining proceeds to expand its networks, for acquisitions and to provide funds for working capital.

 Available Credit

  Effective as of March 1, 1997, TCG completed its acquisition of ETC. As part of the acquisition, TCG assumed ETC's credit facility with an outstanding amount of $52.6 million. This facility, which ETC entered into in October 1995, is a $60.0 million credit facility (the "ETC Facility") with certain banks. The ETC Facility provides for interest based upon either the base rate, or London Interbank Offered Rate ("LIBOR"), adjusted as

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defined in the ETC Facility (7.4375% at December 31, 1997), which is payable quarterly. The balance outstanding is due on September 30, 1998. Borrowings under the ETC Facility are collateralized by substantially all of the assets and outstanding common stock of TCG Delaware Valley, Inc. In addition, the ETC Facility contains certain restrictive covenants which, among other things, require TCG Delaware Valley to maintain certain debt service coverage ratios and limit the payment of dividends and capital expenditures. TCG is currently in compliance with the terms of the covenants. In addition, TCG Delaware Valley is required to pay .375% per year on the available portion of the ETC Facility. The total outstanding balance at December 31, 1997, was $52.6 million.

  To finance TCG's capital expenditures, acquisitions, investments, working capital and for other general corporate purposes, TCG's wholly-owned subsidiary, TCG New York, Inc. ("TCGNY"), amended its $250 million Revolving Credit Agreement to a $400 million Revolving Credit Agreement on July 28, 1997. The Revolving Credit Agreement is secured by (i) the stock of the following TCGNY wholly-owned subsidiaries: TC New York Holdings I, Inc., TC New York Holdings II, Inc., TC Systems, Inc., TCG Payphones, Inc. and the partnership interests in Teleport Communications, (ii) a negative pledge on the assets and a pledge of the stock of each existing and future subsidiary of TCGNY, (iii) a negative pledge on the contracts that relate to TCGNY operations, (iv) upstream guarantees from any existing and future subsidiaries of TCGNY and (v) a lien on all present and future intercompany indebtedness owned to TCGNY from TCG and all of its subsidiaries. There is no outstanding balance as of December 31, 1997. As of December 31, 1997, $344.4 million was available to TCG under the Revolving Credit Agreement.

  The Revolving Credit Agreement contains various covenants and conditions, including restrictions on additional indebtedness, maintenance of certain financial ratios and limitations on capital expenditures TCG is currently in compliance with the terms of these covenants. None of these covenants negatively impact TCG's liquidity or capital resources at this time. In addition, TCG is required to pay .375% per year on the available portion of the Revolving Credit Agreement. Unless the banks that are a party to the Revolving Credit Agreement consent to the AT&T Merger, the consummation of such merger will constitute a default under the Revolving Credit Agreement.

 Future Commitments

  TCG has agreed to purchase substantially all of the assets used in connection with the fiber optic communications system of Kansas City Fiber Network, L.P., a CLEC, a majority of the equity of which is owned by TCI and Time Warner Communications. Pending the closing of such transaction, TCG is providing certain services in connection with the operations of such communications system, which is located in the Kansas City, Missouri/Overland Park, Kansas metropolitan area. The purchase price is approximately $55 million in cash and TCG will be required to assume certain obligations of the seller.

  TCG intends to use the net proceeds from the sale of its shares pursuant to the 1997 Equity Offering and the remaining proceeds from the 1996 Offerings to expand and develop existing and new networks and for general corporate and working capital purposes, which may include acquisitions. A significant portion of such proceeds will be contributed or advanced to TCG's subsidiaries which own and operate the networks in the local markets. Expected capital expenditures for the expansion, development and acquisition of networks and other telecommunications assets include (i) the purchase and installation of switches, electronics, fiber and other additional technologies in existing networks and in networks to be constructed in new markets and (ii) the acquisition and expansion of networks and other telecommunications assets currently owned and operated by other companies. Expected expenditures for general corporate and working capital purposes include (i) expenditures with respect to TCG's management information systems and corporate service support infrastructure and (ii) operating and administrative expenses with respect to new networks and debt service.

  TCG, to meet its capital requirements in 1998, intends to raise additional capital. TCG will continue to take advantage of favorable financing arrangements, including the sale of debt or equity securities in the public markets, private placements, increasing the amount available under the existing credit facilities or adding

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additional lines of credits. The AT&T Agreement provides that TCG must offer
AT&T the right to provide financing which TCG proposes to engage in with third party lenders or other financing sources on the same terms and conditions as TCG could have obtained from such lenders or other sources.

  TCG from time to time evaluates acquisitions and investments in light of TCG's long range plans. Such acquisitions and investments, if realized, could use a material portion of TCG's financial resources and may accelerate the need for raising additional capital in the future.

EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS

  Comprehensive Income--In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income." This statement is effective for financial statements issued for periods beginning after December 15, 1997. Management has evaluated the effect on its financial reporting from the adoption of this statement and has found the majority of the disclosures to be not applicable and the remainder to be not significant.

  Segments of an Enterprise and Related Information--In June 1997, the FASB also issued SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information." This statement is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires the reporting of profit and loss, specific revenue and expense items, and assets for reportable segments. It also requires the reconciliation of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to the corresponding amounts in the general purpose financial statements. TCG has not yet determined what additional disclosures may be required in connection with adopting SFAS No. 131.

EFFECTS OF INFLATION

  Inflation has not had a significant effect on TCG's operations. However, there can be no assurance that inflation will not have a material effect on TCG's operations in the future.

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                              THE BUSINESS OF ACC

GENERAL

  ACC is a switch-based provider of telecommunications services in the United States, Canada, the U.K and Germany. ACC primarily provides long distance telecommunications services to a diversified customer base of businesses, residential customers and educational institutions. ACC also provides local telephone service as a switch-based local exchange reseller in upstate New York and Massachusetts and as a reseller of local exchange services in Ontario and Quebec, Canada. ACC entered the German market during 1997 as a switchless reseller of long distance telecommunications services and became a switch-based provider in Germany in February of 1998. ACC operates an advanced telecommunications network, consisting of ten long distance international and domestic switches located in the U.S., Canada, the U.K. and Germany, six local exchange switches located in the U.S., leased transmission lines, IRUs and network management systems designed to optimize traffic routing.

  ACC's objective is to grow its telecommunications customer base in its existing markets and to establish itself in deregulating Western European markets that have high density telecommunications traffic when ACC believes that business and regulatory conditions warrant. The key elements of ACC's business strategy are: (1) to broaden ACC's penetration of the U.S., Canadian, U.K. and German telecommunications markets by expanding its long distance, local and other service offerings and geographic reach; (2) to utilize ACC's operating experience as an early entrant in deregulating markets in the U.S., Canada and the U.K. to penetrate other deregulating telecommunications markets that have high density telecommunications traffic; (3) to achieve economies of scale and scope in the utilization of ACC's network; and (4) to seek acquisitions, investments or strategic alliances involving assets or businesses that are complementary to ACC's current operations.

  ACC's principal competitive strengths are: (1) ACC's sales and marketing organization and the customized service ACC offers to its customers; (2) ACC's offering of competitive prices, which ACC believes generally are lower than prices charged by the major carriers in each of its markets; (3) ACC's position as an early entrant in the U.S., Canadian and U.K. markets as an alternative carrier; (4) ACC's focus on more profitable international telecommunications traffic between the U.S., Canada and the U.K.; and (5) ACC's switched-based networking capabilities. ACC believes that its ownership of switches reduces its reliance on other carriers and enables ACC to efficiently route telecommunications traffic over multiple leased transmission lines and IRUs and to control costs, call record data and customer information. The availability of existing transmission capacity in its markets makes leasing of transmission lines attractive to ACC and enables it to grow network usage without having to incur the significant capital and operating costs associated with the development and operation of a transmission line infrastructure.

  ACC primarily targets business customers with approximately $500 to $15,000 of monthly usage, selected residential customers and colleges and universities. ACC believes that, in addition to being price-driven, these customers tend to be focused on customer service, more likely to rely on a single carrier for their telecommunications needs and less likely to change carriers than larger commercial customers. The diversity of ACC's targeted customer base enhances network utilization by combining business-driven workday traffic with night and weekend off-peak traffic from student and residential customers. ACC strives to be more cost effective, flexible, innovative and responsive to the needs of its customers than the major carriers, which principally focus their direct sales efforts on large commercial accounts and residential customers.

RECENT DEVELOPMENTS

  ACC Management Changes. On December 5, 1997, ACC announced that its Chairman and Chief Executive Officer, David K. Laniak, 62, had died unexpectedly due to health-related complications. As a result, ACC's Board of Directors named Robert M. Van Degna, Chairman of the Board of Directors. Mr. Van Degna has served as an outside director of ACC since 1995. ACC's Board of Directors also established an office of the Chief Executive to jointly perform the functions of Chief Executive Officer, consisting of Christopher Bantoft, Executive Vice President, Michael R. Daley, Executive Vice President and Chief Financial Officer, and Steve M. Dubnik, Executive Vice President.

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  U.S. WATS Merger. On October 28, 1997, ACC entered into the USW Merger
Agreement, by and among ACC, Acquisition Sub, and USW, pursuant to which Acquisition Sub would have merged with and into USW (the "USW Merger"). On March 11, 1998, for reasons beyond the control of both parties which made it impossible to conclude the USW Merger prior to the March 31, 1998 termination date, ACC and USW agreed to a mutual termination of the USW Merger Agreement.


INDUSTRY OVERVIEW

  The global telecommunications industry has dramatically changed during the past several years, beginning in the U.S. with AT&T's divestiture of its RBOCs in 1984 and culminating with the 1996 amendments to the U.S. Communications Act of 1934 (the "U.S. Communications Act"), and continuing in Canada, the U.K. and other countries with various regulatory changes. Previously, the long distance telecommunications industry in the U.S., Canada and the U.K. consisted of one or a few large facilities-based carriers, such as AT&T, Bell Canada and British Telecom. As a result of the AT&T divestiture and the recent legislative changes in the U.S. and fundamental regulatory changes in Canada and the U.K., coupled with technological and network infrastructure developments which increased significantly the voice and data telecommunications transmission capacity of dominant carriers, the long distance industry has developed into a highly competitive one consisting of numerous alternative long distance carriers in each of these countries. In addition, since the AT&T divestiture in 1984, competition has heightened in the local exchange market in the U.S. and Canada. ACC anticipates that deregulatory and economic influences will promote the development of competitive telecommunications markets in other countries.

  Long Distance Market. The U.S. long distance market has grown to over $93 billion in annual revenues during 1996, according to FCC estimates. AT&T has remained the largest long distance carrier in the U.S. market, retaining approximately 48% of the market, with MCI and Sprint with respective market shares of approximately 20% and 10% of the market during 1996. AT&T, MCI and Sprint constitute what generally is regarded as the first tier in the U.S. long distance market. Large regional long distance companies, some with national capabilities, such as WorldCom, Inc. (which in 1996 merged with MFS Communications, Inc.), CWI, Frontier Corp., Excel Telecommunications and LCI International, constitute the second tier of the industry, although WorldCom would become a first tier company upon consummation of its pending merger with MCI. The remainder of the U.S. long distance market share is comprised of several hundred smaller companies, including ACC U.S., known as third-tier carriers. In addition, recent U.S. legislation, which removes certain long-standing restrictions on the ability of the RBOCs to provide long distance services, and the World Trade Organization ("WTO") accord on basic services, will have a substantial impact on the long distance market.

  Commencing in 1990, competition was introduced in the Canadian long distance market. The Canadian long distance market is dominated by a consortium of facilities-based local and long distance telephone companies (e.g., Bell Canada, BC Tel, Maritime Tel) operating as the "Stentor" group of companies. A second group of long distance providers, consisting principally of AT&T Canada Long Distance Services Company ("AT&T Canada"), Sprint Canada (a subsidiary of Call-Net Telecommunications Inc.) and fONOROLA Inc., own and operate transmission lines through which they provide long distance voice and data services in the Canadian markets. Other long distance providers, including ACC Canada, generally lease transmission lines through which they resell long distance services in the Canadian market.

  The international, national and local markets for voice telephone services in the U.K. and Northern Ireland accounted for approximately (Pounds) l.5 billion, (Pounds) 2.0 billion and (Pounds) 2.2 billion, respectively, in revenues during the 12 months ended March 31, 1997, according to estimates from The Office of Telecommunications ("Oftel"), the U.K. telecommunications regulatory authority. In the U.K., British Telecom historically has dominated the telecommunications market. British Telecom was the largest carrier during such 12 month period, with approximately 58.2%, 78.4% and 88.7% of the revenues from international, national and local voice telephone services, respectively. Cable & Wireless ("CWC") which owns and operates interexchange and local loop transmission facilities, is the second largest carrier of voice telecommunications in the U.K. The remainder of the U.K. long distance market is comprised of an emerging market of licensed public

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telephone operators, such as Energis Communications Ltd. ("Energis"),
WorldCom, ACC U.K. and various cable companies, and switched-based resellers such as First Telecom and Esprit Telecom of the U.K. Ltd. ("Esprit") and Sprint.

  Long distance carriers in the U.S., Canada and the U.K. can be categorized by several distinctions. One distinction is between transmission facilities-based companies and non-transmission facilities-based companies, or resellers. Transmission facilities-based carriers, such as AT&T, Bell Canada and British Telecom, own their own long distance interexchange or transmission facilities and originate and terminate calls through local exchange systems. Profitability for transmission facilities-based carriers is dependent not only upon their ability to generate revenues but also upon their ability to manage complex networking and transmission costs. All of the first- and most of the second-tier long distance companies in the U.S. markets are transmission facilities-based carriers and generally offer service nationwide. Most transmission facilities-based carriers in the third tier of the market offer their service only in a limited geographic area. Some transmission facilities-based carriers contract with other transmission facilities-based carriers to provide transmission where they have geographic gaps in their facilities. Carriers that operate primarily as switched-based resellers, such as ACC, carry their long distance traffic over transmission lines leased from transmission facilities-based carriers, originate and terminate calls through incumbent local exchange carriers or CLECs such as TCG and contract with transmission facilities-based carriers to provide transmission of long distance traffic either on a fixed rate lease basis or a call volume basis. Profitability for non-transmission facilities-based carriers is dependent largely on their ability to generate and retain sufficient revenue volume to negotiate attractive pricing with one or more transmission facilities-based carriers.

  A second distinction among long distance companies is that of switch-based versus switchless resellers. Switch-based resellers, such as ACC, have one or more switches, which are sophisticated computers that direct telecommunications traffic to form a transmission path between a caller and the recipient of a call. All transmission facilities-based carriers are switch-based carriers, as are many non-transmission facilities-based carriers, including ACC. Switchless resellers, in contrast, depend on one or more transmission facilities-based carriers or switch-based resellers for transmission and switching facilities. ACC believes that its ownership of switches reduces its reliance on other carriers and enables ACC to efficiently route telecommunications traffic over multiple leased transmission lines and to control costs, call record data and customer information. The availability of existing transmission capacity in its markets makes leasing of transmission lines attractive to ACC and enables it to grow network usage without having to incur the significant capital and operating costs associated with the development and operation of a transmission line infrastructure.

  Local Exchange Market. In the U.S., the existing structure of the telecommunications industry principally resulted from the AT&T divestiture. As part of the divestiture, seven RBOCs were created to offer services in specified geographic areas called Local Access and Transport Areas ("LATAs"). The RBOCs were separated from the long distance provider, AT&T, resulting in the creation of distinct local exchange and long distance markets. Since the AT&T divestiture, several factors have served to promote competition in the local exchange market, including (i) the local exchange carriers' monopoly position, which provided little incentive for the local exchange companies to reduce prices, improve service or upgrade their networks, and related regulations which required the local exchange carriers to, among other things, lease transmission facilities to alternative carriers, such as ACC, (ii) customer desire for an alternative to the local exchange carriers, which developed in part as a result of competitive activities in the long distance market and increasing demand for lower cost, high quality, reliable services, and (iii) the advancement of fiber optic and digital electronic technology, which combined the ability to transmit voice, data and video at high speeds with increased capacity and reliability.

  In Canada, similar factors promoting competition in the local exchange market developed in response to regulatory developments in the Canadian long distance telecommunications market and to technological advances in the telecommunications industry. The Canadian Radio-television and Telecommunications Commission ("CRTC") has approved the introduction of competition in local exchange services in Canada.


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

BUSINESS STRATEGY

  ACC was an early entrant as an alternative carrier in the U.S., Canada and the U.K. ACC's objective is to grow its telecommunications customer base in its existing markets and to establish itself in other deregulating Western European markets with high density telecommunications traffic. The key elements of ACC's business strategy are to increase penetration of existing markets, enter new markets, improve operating efficiency, and pursue acquisitions, investments and strategic alliances.

  Increase Penetration of Existing Markets. ACC's consolidated revenue has grown from $126.4 million to $372.6 million over the three fiscal years ended December 31, 1997, although ACC expects its growth to decrease over time. ACC plans to further increase its revenue and customer base in the U.S., Canadian and U.K. markets by expanding its service offerings and geographic reach. The expansion of ACC's service offerings is designed to reduce the effects of price per minute decreases for long distance service and to decrease the likelihood that customers will change telecommunications carriers. Through this strategy, ACC will seek to build a broad base of recurring revenues in the U.S., Canada and the U.K. ACC also offers local telephone services in selected additional U.S. and Canadian markets, including New York, Massachusetts, Quebec and Ontario, as well as additional data communications services in the U.S. and Canada. ACC believes that offering local services will enhance its ability to attract and retain long distance customers and reduce ACC's access charges as a percentage of revenues.

  Enter New Markets. ACC believes that its operating experience in deregulating markets in the U.S., Canada and the U.K. and its experience as an early entrant as an alternative carrier in those markets will assist ACC in identifying opportunities in other deregulating countries with high density telecommunications traffic. In particular, ACC believes that its position in the U.S., Canadian and U.K. telecommunications markets and its experience in providing international telecommunications service will assist it in establishing a presence in Western European markets when ACC believes that business and regulatory conditions warrant.

  Improve Operating Efficiency. ACC strives to achieve economies of scale and scope in the use of its network, which consists of leased transmission facilities, ten international and domestic switches, six local exchange switches and information systems. In order to enhance the efficiency of the fixed cost elements of its network, ACC seeks to increase its traffic volume and balance business-driven workday traffic with night and weekend off-peak traffic from student and residential customers. ACC anticipates that competition among transmission facilities-based providers of telecommunications services in the U.S. and Canadian markets will afford ACC opportunities for reductions in the cost of leased line facilities. ACC seeks to reduce its network cost per billable minute by more than any reduction in revenue per billable minute. ACC also intends to acquire additional switches and upgrade its existing switches to enhance its network in anticipation of growth in ACC's customer base and provide additional telecommunications services. ACC believes that its network switches enable ACC to efficiently route telecommunications traffic over multiple transmission facilities to reduce costs, control access to customer information and grow network usage without a corresponding increase in support costs.

  Pursue Acquisitions, Investments and Strategic Alliances. As ACC expands its service offerings and its network, ACC anticipates that it will seek to develop strategic alliances both domestically and internationally and to acquire assets and businesses or make investments in companies that are complementary to ACC's current operations. ACC believes that the pursuit of an active acquisition strategy is an important means toward achieving growth and economies of scale and scope in its targeted markets. Through acquisitions, ACC believes that it can further increase its traffic volume to further improve the usage of the fixed cost elements of its network.

SERVICES

  Commercial Long Distance Services. ACC offers its commercial customers in the U.S. and Canada an array of customized services and has developed a similar range of service offerings for commercial customers in the U.K.

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  In the U.S., although ACC historically has originated long distance voice services principally in New York and Massachusetts, ACC is currently authorized to originate intrastate long distance voice and data services in 48 states and international voice and data services in all states. ACC's U.S. services include "1+" inter-LATA long distance service, and private line service for which a customer is charged a fixed monthly rate for transmission capacity that is reserved for that customer's traffic. ACC's U.S. business services also include toll-free "800" or "888" services. In addition, ACC currently provides intra-LATA service in certain areas for customers who make a large number of intra-LATA calls. ACC installs automatic dialing equipment to enable customers to place such calls over ACC's network without having to dial an access code. However, various states, including New York, are moving to implement "equal access" for intra-LATA toll calls such that ACC's customers in such jurisdictions will be able to use ACC's network on a "1+" basis to complete intra-LATA toll calls. ACC's ability to compete in the intra-LATA toll market depends upon the margin which exists between the access charges it must pay to the local exchange company for originating and terminating intra-LATA calls, and the retail toll rates established by the local exchange carriers for the local exchange carriers' own intra-LATA toll service. ACC's commercial services generally are priced below the rates charged by the major carriers for similar services and are competitive with those of other carriers.

  In Canada, ACC currently originates long distance voice and data services in the Montreal, Toronto and Vancouver metropolitan areas as well as throughout Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario and Quebec. ACC offers its Canadian commercial customers both voice and data telecommunications services. ACC's long distance voice services are offered to its business customers in a nine-level discount structure marketed under the name "Edge." Discounts are based on calling volume and call destination and typically result in savings ranging from 10% to 20% when compared to Stentor member rates. Calls to the U.S. are priced at a flat rate regardless of the destination, and international calls are priced at a percentage discount to the rates charged by the Stentor group. ACC also offers toll-free "800" services within Canada, as well as to and from the U.S., and offers an ACC Travel Card providing substantial savings off Stentor member "Calling Card" rates. ACC Canada has introduced a frame relay network, Internet access services (including Web design/hosting) and paging services, and now provides these services in all provinces except Saskatchewan, Manitoba, New Brunswick and Newfoundland.

  ACC originates long distance voice services throughout the U.K. ACC presently offers its U.K. customers voice telecommunications services. These services include indirect access (known as "ACCess 1601") through the public switched telephone network ("PSTN") and the use of direct access lines to ACC's network (known as "ACCess Direct") for higher-volume business users. Because ACCess 1601 is a mass market service, the prices offered are built around a standard price list with volume discounts for high-volume users. ACCess Direct is generally cost effective only for customers making at least (Pounds) 5,000 per month in calls.

  ACC's U.S. and Canadian commercial customers are offered customized services, such as comprehensive billing packages and its "Travel Service Elite" domestic calling cards, which allow the customer to place long distance calls at competitive rates from anywhere in the U.S. and Canada. ACC's standard monthly statement includes a management summary report, a call detail report recording every long distance call and facsimile call, and a pricing breakdown by call destination. Optional calling pattern reports, which are available at no extra cost, include call summaries by account code, area or city code, LATA (for U.S. bound calls), international destination and time-of-day. This information is available to customers in the form of hard copy, magnetic tape or disk.

  University Program. ACC's university program offers a variety of telecommunications services to educational institutions ranging from long distance service for administration and faculty, to integrated on-campus services, including local and long distance service, voice mail, intercom calling and operator services for students, administrators and faculty. ACC's sales, marketing and engineering professionals work directly with college and university administrators to design and implement integrated solutions for providing and managing telecommunications equipment and services to meet the current and prospective communications needs of their institutions. As part of its program, ACC often installs telecommunications equipment which, depending upon the circumstances, may include a switch or private branch exchange, voice mail, cabling and, in the U.K., pay

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telephones. Pay phone usage in the U.K., particularly at universities, is more prevalent than in the U.S. and Canada. To access this market directly, ACC has established a pay phone division in the U.K., which supplies pay phones that will automatically route calls from universities and other institutions over ACC U.K.'s network.

  ACC's long distance rates in the U.S. for students generally are priced at a 10% discount from those charged by the largest long distance carriers. ACC's university contracts in Canada generally provide it with the exclusive right, and in the U.K. the opportunity, to market to the school's students, faculty and administration. Most of ACC's contracts in Canada also provide for exclusive university support for marketing to alumni. These arrangements allow ACC to market its services to these groups through its affinity programs.

  ACC offers university customers in the U.S., Canada and the U.K. certain customized services. ACC offers academic institutions a comprehensive billing package to assist them in reviewing and controlling their telecommunications costs. For its university student customers in the U.S. and Canada, ACC provides a billing format that indicates during each statement period the savings per call (in terms of the discount from the largest long distance carrier's rates) realized during the billing period, and for all university customers ACC provides a call detail report recording every long distance call. In addition, for university student customers, ACC provides individual bills for each user of the same telephone in a dormitory room or suite so that each student in the dormitory room or suite can be billed for the calls he or she made.

  Many of ACC's university customers in the U.S. are offered operator services, which are available 24 hours per day, seven days per week. ACC also offers its U.S. university customers its "Travel Service Elite" domestic calling card. In addition, ACC sells a prepaid calling card in the U.S., which allows customers to prepay for a predetermined number of "units" representing long distance minutes. The rate at which the units are used is determined by the destination of the calls made by the customer.

  ACC's sales group targets university customers in the U.S., Canada and in the U.K. In the U.S. university market, ACC generally targets small to medium size universities and colleges with full time enrollments in the range of 1,000 to 5,000 students. In Canada, ACC has been able to establish relationships with several large universities. ACC believes that, while its marketing approach in Canada is similar to that in the U.S., its nationwide presence in Canada assists it in marketing to larger academic institutions. In the U.K., ACC has been able to establish long-term relationships with several large universities. ACC believes that, while its marketing approach in the U.K. is similar to that in the U.S., it is able to access larger educational institutions because of its nationwide presence and because transmission facilities-based carriers have not focused on this market. ACC believes that competition in the university market is based on price, as well as the marketing of unique programs and customizing of telecommunications services to the needs of the particular institution and that its ability to adapt to customer needs has enhanced its development of relationships with universities.

  Residential Long Distance Services. ACC offers its residential customers in the U.S. and Canada a variety of long distance service plans and is currently offering and developing similar plans for its residential customers in the U.K. In the U.S., ACC's "Save Plus" program provides customers with competitively priced long distance service. In addition, U.S. customers are provided with a "Phone Home" long distance service through which, by dialing an 800 number plus an access code, callers can call home at competitive rates. In general, ACC's residential services are priced below AT&T's premium rates for similar services. In Canada, ACC offers three different residential service programs. The basic offering is a discount plan, with call pricing discounted from the Stentor companies' tariffed rates for similar services depending on the time of day and day of the week. ACC also offers its "Sunset Savings Plan," which allows calling across Canada and to the continental U.S. at a flat rate per minute. In the Toronto metropolitan area, ACC offers "Extended Metro Toronto" calling, which provides flat rate calling within areas adjacent to Toronto that are long distance from each other. Customized billing services are also offered to ACC's U.S. and Canadian residential customers. In the U.K., all residential customers use ACC's ACCess 1601 service, which provides savings off the standard rates charged for residential service by British Telecom or CWC, but requires the customer to dial a four digit access code before dialing the area code and number.


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  International Long Distance Services. ACC offers international products and services to both its existing customer base and to potential customers in the U.S., Canada and the U.K. ACC's international authorizations ("International Licenses") allow ACC to resell international long distance service on leased international circuits connected to the PSTN at both ends between the U.S. and Canada, the U.S. and the U.K., Canada and the U.K., and, subject to certain safeguards on non-competitive routes and destination country regulations, the U.K. and all other countries and territories, and to own interests in international submarine cable facilities for service between the U.S. and the U.K. and other international points. ACC believes it can compete effectively for international traffic because these international authorizations allow it to offer end-to-end services on certain routes and route traffic efficiently so as to price its services at cost-based rates that are lower than the international settlement-based rates that would otherwise apply to such traffic. However, numerous other carriers also have similar resale licenses. Implementation of the WTO agreement is expected to increase opportunities for alternative call routings but will also increase competition in the industry. Moreover, a recent FCC decision, currently on appeal and subject to petitions for reconsideration, is intended to accelerate reductions in international calling rates and may reduce ACC's margin on international services.

  Local Exchange Services. Building on its experience in providing local telephone service to various university customers, ACC took advantage of regulatory developments in New York State and in 1994 began offering local telephone service to commercial customers in upstate New York. As a result of its August 1995 acquisition of Metrowide Communications, ACC provides local telephone service as a reseller in Ontario, Canada, and began providing such service in Quebec in 1996. ACC believes that it can strengthen its relationships with existing commercial, university and college and residential customers in New York State and Canada and can attract new customers by offering them local and long distance services, thereby providing a single source for comprehensive telecommunications services. Providing local telephone service may enable ACC to serve new local exchange customers even if they are already under contract with a different interexchange carrier for long distance service. During 1997, ACC expanded its local telephone operations by installing switches in New York City, Albany and Buffalo, New York, and Boston and Springfield, Massachusetts.

  ACC has limited experience in providing local telephone services, having commenced providing such services in 1994. In order to attract local customers, ACC must offer substantial discounts from the prices charged by local exchange carriers and must compete with other alternative local companies that offer such discounts. Larger, better capitalized alternative local providers, including AT&T, among others, will be better able to sustain losses associated with discount pricing and initial investments and expenses. The local telephone service business requires significant initial investments and expenses in capital equipment, as well as significant initial promotional and selling expenses. There can be no assurance that ACC will be able to lease transmission facilities from local exchange carriers at wholesale rates that will allow ACC to compete effectively with the local exchange carriers or other alternative providers or that ACC will generate positive operating margins or attain profitability in its local telephone service business.

SALES AND MARKETING

  ACC markets its services in the U.S., Canada, the U.K. and Germany through a variety of channels, including ACC's internal sales forces, independent sales agents, co-marketing arrangements and affinity programs, as described below. As of December 31, 1997, ACC had a total of approximately 380 internal sales personnel and approximately 580 independent sales agents serving its U.S., Canadian, U.K. and German markets. Although it has not experienced significant turnover in recent periods, a loss of a significant number of independent sales agents could have a material adverse effect on ACC's ability to generate additional revenue. ACC maintains a number of sales offices in the Northeastern U.S., Canada, and the U.K. In addition, with respect to its university and student customers in each country, ACC has designated representatives to assist in customer enrollment, dissemination of marketing information, complaint resolution and, in some cases, collection of customer payments, with representatives located on some campuses. ACC actively seeks new opportunities for business alliances in the form of affinity programs and co-marketing arrangements to provide access to alternative distribution channels.

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  During each of the last three years, no customer accounted for 10% or more of ACC's total revenue.

  United States. ACC markets its services in the U.S. through ACC's internal sales personnel and independent sales agents as well as through attendance and representation at significant trade association meetings and industry conferences of target customer groups. ACC's sales and marketing efforts in the U.S. are targeted primarily at business customers with $500 to $15,000 of monthly usage, selected residential customers and universities and colleges. ACC also markets its services to other resellers and rebillers. ACC plans to leverage its market base in New York and Massachusetts into other New England states and Pennsylvania and to eventually extend its marketing focus to other states. ACC has obtained authorization to originate intrastate long distance voice services in 48 states.

  Canada. ACC markets its long distance services in Canada through internal sales personnel and independent sales agents, co-marketing arrangements and affinity programs. ACC focuses its direct selling efforts on medium-sized and large business customers. ACC also markets its services to other resellers and rebillers. ACC uses independent sales agents to target small to medium-sized business and residential customers throughout Canada. These independent sales agents market ACC's services under contracts that generally provide for the payment of commissions based on the revenue generated from new customers obtained by the representative. The use of an independent agent network allows ACC to expand into additional markets without incurring the significant initial costs associated with a direct sales force.

  In addition to marketing its residential services in Canada through independent sales agents, ACC has developed several affinity programs designed to attract residential customers within specific target groups, such as clubs, alumni groups and buying groups. The use of affinity programs allows ACC to target groups with a nationwide presence without engaging in costly nationwide advertising campaigns. For example, ACC Canada has established affinity programs with such groups as the Home Service Club of Canada, the University of Toronto and McGill and Western Universities. In addition, ACC has developed a co-marketing arrangement with Hudson's Bay Company (a large Canadian retailer) through which ACC's telecommunications services are marketed under the name "The Bay Long Distance Program" and "Zellers Long Distance."

  United Kingdom. In the U.K., ACC markets its services to business and residential customers, as well as other telecommunications resellers, through a multichannel distribution plan including its internal sales force, independent sales agents, co-marketing arrangements and affinity programs.

  ACC generally utilizes its internal sales force in the U.K. to target medium and large business customers, a number of which have enough volume to warrant a direct access line to ACC's switch, thereby bypassing the PSTN. ACC markets its services to small and medium-sized businesses through independent sales agents. Telemarketers also are used to market services to small business customers and residential customers and to generate leads for the other members of ACC's internal sales force and independent sales agents. ACC U.K. has established an internal marketing group that is focused on selling its service to other telecommunications resellers in the U.K. and certain European countries on a wholesale basis. ACC U.K. has entered into co-marketing arrangements with utilities, university alumni groups and other organizations.

NETWORK

  In the U.S., Canada and the U.K., ACC utilizes a network of lines leased under volume discount contracts with transmission facilities-based carriers, much of which is fiber optic cable. The selection of any particular circuit for the transmission of a call is controlled by routing software, located in the switches, that is designed to cause the most efficient use of ACC's network. ACC evaluates opportunities to install switches in selected markets where the volume of its customer traffic makes such an investment economically viable. Utilization of ACC's switches allows ACC to route customer calls over multiple networks to reduce costs.

  Some of ACC's contracts with transmission facilities-based carriers contain underutilization provisions. These provisions require ACC to pay fees to the transmission facilities-based carriers if ACC does not meet

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minimum periodic usage requirements. ACC has not been assessed any underutilization charges in the past. However, there can be no assurance that such charges would not be assessed in the future. Other resellers generally contract with ACC on a month-to-month basis, select ACC almost exclusively on the basis of price and are likely to terminate their arrangements with ACC if they can obtain better pricing terms elsewhere. ACC uses projected sales to other resellers in evaluating the trade-offs between volume discounts and the minimum utilization rates it negotiates with transmission facilities-based carriers. If sales to other resellers do not meet ACC's projected levels, ACC could incur underutilization charges and be placed at a disadvantage in negotiating future volume discounts.

  ACC generally utilizes redundant, highly automated advanced telecommunications equipment in its network and has diverse alternate routes available in cases of component or facility failure. Automatic traffic re-routing enables ACC to provide a high level of reliability for its customers. Computerized automatic network monitoring equipment facilitates fast and accurate analysis and resolution of network problems. ACC provides customer service and support, 24-hour network monitoring, trouble reporting and response, service implementation coordination, billing assistance and problem resolution.

  In the U.S., ACC maintains three long distance switches and six local exchange switches. These switches and additional points of presence ("POPs") provide an interface with the PSTN to service ACC's customers. Lines leased from transmission facilities-based carriers link ACC's U.S. points of presence to its switches. ACC U.S. maintains a leased, direct trans-Atlantic link with ACC U.K. that it established in 1994 following ACC's receipt of its U.K. International Simple Resale License for U.K.-U.S. calls and international private line resale authority in the U.S. ACC has purchased an IRU to supplement such trans-Atlantic leased-lines to the U.K. and to enable ACC to reduce network costs.

  In Canada, ACC maintains long distance switches in Toronto, Montreal and Vancouver. ACC also maintains frame relay nodes for switched data in Toronto, Montreal, Vancouver and Calgary. ACC uses transmission lines leased from transmission facilities-based carriers to link its Canadian POPs to its switches. This network is also linked with ACC's switches in the U.S. and the U.K. ACC Canada also maintains a leased, direct trans-Atlantic link with ACC U.K. that it established following the grant to ACC U.K. of its ISR License. This transmission line enables ACC Canada to send traffic to the U.K. at rates below those charged by Teleglobe Canada, the exclusive Canadian transmission facilities-based carrier for international calls, other than those to and from the U.S. and Mexico.

  In the U.K., ACC maintains long distance switches in London, Manchester and Bristol, England. This network is also linked with ACC's switches in the U.S. and Canada. Customers can access ACC's U.K. network through direct access lines or by dial-up access using auto dialing equipment, indirect access code dialing or least cost routing software integrated in the customer's telephone equipment. In December 1996, ACC U.K. was awarded an International Facilities License, and received a Public Telecommunications Operator license in April 1997, which licenses have enabled ACC to build a microwave network in the U.K. and to begin to use the U.K. as a regional hub for international telecommunications traffic.

  In February 1998, ACC installed a long distance switch in Dusseldorf, Germany and commenced offering switch-based long distance service to its customers. In 1997, ACC received a Class 4 full voice telephony license from the German Ministry of Post and Telecommunications, which became effective January 1, 1998, and which is a requirement in order to provide switch-based telecommunications services in Germany.

  Network costs are the single largest expense incurred by ACC. ACC strives to control its network costs and its dependence on other carriers by leasing transmission lines on an economical basis. ACC is also considering ownership of certain transmission facilities as a means of reducing its network costs. ACC has purchased IRUs and negotiated leases of private line circuits with carriers that operate fiber optic transmission systems at rates independent of usage, particularly on routes over which ACC carries high volumes of calls such as between the U.S. and Canada and the U.S. and the U.K. ACC attempts to maximize the efficient utilization of its network in the U.S., Canada and the U.K. by marketing to commercial and academic institution customers, who tend to use

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its services most frequently on weekdays during normal business hours, and residential and student customers, who use these services most often during night and weekend off-peak hours.

INFORMATION SYSTEMS

  ACC believes that maintaining sophisticated and reliable billing and customer services information systems that integrate billing, accounts receivable and customer support is a core capability necessary to record and process the data generated by a telecommunications service provider. While ACC believes its management information system is currently adequate, it has not grown as quickly as ACC's business and substantial investments are needed. ACC is developing and implementing new systems designed to (i) enhance ACC's ability to monitor and respond to the evolving needs of its customers by developing new and customized services, (ii) improve least-cost routing of traffic on ACC's international network, (iii) provide sophisticated billing information that can be tailored to meet the requirements of its customer base, (iv) provide high quality customer service, (v) detect and minimize fraud, (vi) verify payables to suppliers of telecommunications transmission facilities and (vii) integrate additions to its customer base. A variety of problems are often encountered in connection with the implementation of new information systems. There can be no assurance that ACC will not suffer adverse consequences or cost overruns in the implementation of the new information systems or that the new systems will be appropriate for ACC.

COMPETITION

  The telecommunications industry is highly competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. In each of its markets, ACC competes primarily on the basis of price and also on the basis of customer service and its ability to provide a broad array of telecommunications services. The industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Although many of ACC's customers are under multi-year contracts, several of ACC's largest customers (primarily other long distance carriers) are on month-to-month contracts and are particularly price sensitive. Revenues from other resellers accounted for approximately 32%, 4% and 28% of the revenues of ACC U.S., ACC Canada and ACC U.K., respectively, in 1997. With respect to these customers, ACC competes almost exclusively on price and does not have long term contracts. The industry has experienced and will continue to experience rapid regulatory and technological change. Many competitors in each of ACC's markets are significantly larger than ACC, have substantially greater resources than ACC, control transmission lines and larger networks than ACC and have longstanding relationships with ACC's target customers. There can be no assurance that ACC will remain competitive in this environment. Regulatory trends have had, and may have in the future, significant effects on competition in the industry. As ACC expands its geographic coverage, it will encounter increased competition. Moreover, ACC believes that competition in non-U.S. markets is likely to increase and become more like competition in the U.S. markets over time as such non-U.S. markets continue to experience deregulatory influences. See "Legislation and Regulation."

  Competition in the long distance industry is based upon pricing, customer service, network quality, value-added services and customer relationships. The success of a non-transmission facilities-based carrier such as ACC depends largely upon the amount of traffic that it can commit to the transmission facilities-based carriers and the resulting volume discounts it can obtain. Subject to contract restrictions and customer brand loyalty, resellers like ACC may competitively bid their traffic among other national long distance carriers to gain improvement in the cost of service. The relationship between resellers and the larger transmission facilities-based carriers is twofold. First, a reseller is a customer of the services provided by the transmission facilities-based carriers, and that customer relationship is predicated primarily upon the pricing strategies of the first tier companies. The reseller and the transmission facilities-based carriers are also competitors. The reseller will attract customers to the extent that its pricing for customers is generally more favorable than the pricing offered the same size customers by larger transmission facilities-based carriers. However, transmission facilities-based carriers have been aggressive in developing discount plans which have had the effect of reducing the rates they

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charge to customers whose business is sought by the reseller. Thus, the business success of a reseller is significantly tied to the pricing policies established by the larger transmission facilities-based carriers. There can be no assurance that favorable pricing policies will be continued by those larger transmission facilities-based carriers.

  United States. In the U.S., ACC is authorized to originate interstate and international long distance services nationwide and to originate intrastate long distance service in 48 states (although it currently derives most of its U.S. revenues principally from calls originated in New York and Massachusetts). ACC competes for customers, transmission facilities and capital resources with numerous long distance telecommunications carriers and/or resellers, some of which are substantially larger, have substantially greater financial, technical and marketing resources, and own or lease larger transmission systems than ACC. AT&T is the largest supplier of long distance services in the U.S. inter-LATA market. ACC also competes within its U.S. call origination areas with other national long distance telephone carriers, such as MCI, Sprint and regional companies which resell transmission services. RBOCs from outside the NYNEX/Bell Atlantic region, including SBC Communications, have, under the authority contained in the 1996 Act, begun to offer long distance services in the NYNEX/Bell Atlantic region. In the intra-LATA market, ACC also competes with the local exchange carriers servicing those areas. In its local service areas in New York State and Massachusetts, ACC presently competes or in the future will compete with NYNEX/Bell Atlantic, Frontier Corp., AT&T, Citizens Telephone Co. and WorldCom and with cellular and other wireless carriers. These local exchange carriers all have long-standing relationships with their customers and have financial, personnel and technical resources substantially greater than those of ACC. Furthermore, joint ventures such as those between MCI and Microsoft Corporation ("Microsoft"), under which Microsoft will promote MCI's services, the joint venture among Sprint, Deutsche Telekom AG and France Telecom, called Global One, the recently announced merger of WorldCom and MCI, and other strategic alliances could increase competitive pressures upon ACC. The recent merger between Nynex Corp. and Bell Atlantic is likely to strengthen the financial resources of the new, combined company, and its integrated networks may enhance its ability to offer long distance services in the combined NYNEX/Bell Atlantic region.

  In addition to these competitive factors, recent and pending deregulation in each of ACC's markets may encourage new entrants. For example, as a result of the 1996 Act, RBOCs are allowed to enter the long distance market immediately in "out of region" states, and in the states where the RBOC is an incumbent LEC upon a showing that certain conditions related to competition have been met. AT&T, MCI and other long distance carriers, utilities and cable television companies are allowed to enter the local telecommunications market. In addition, the FCC has, on several occasions since 1984, approved or required price reductions by AT&T and, in 1995 and 1996, the FCC reclassified AT&T as a "non-dominant" carrier for domestic and international long distance services, which substantially reduces the regulatory constraints on AT&T. In the recently-completed World Trade Organization talks, the U.S. committed to allowing foreign carriers heretofore prohibited from competing in U.S. markets, to enter the U.S. local, long distance, and international markets, and the FCC has amended its rules, effective February 1998, to implement these commitments, allowing virtually open entry to the U.S. market by all entities from WTO member countries. The WTO accord will likely increase the level of competition in the U.S. local, long distance, and international markets. ACC believes that the principal competitive factors affecting its market share in the U.S. are pricing, customer service and variety of services. By offering high quality telecommunications services at competitive prices and by offering a portfolio of value-added services including customized billing packages, call management and call reporting services, together with personalized customer service and support, ACC believes that it competes effectively with other local and long distance telephone carriers and resellers in its service areas. ACC's ability to continue to compete effectively will depend on its continued ability to maintain high quality, market-driven services at prices generally below those charged by its competitors.

  Canada. In Canada, ACC competes with facilities-based carriers, other resellers and rebillers. ACC's principal transmission facilities-based competitors are the Stentor group of companies, in particular, Bell Canada, the dominant suppliers of long distance services in Canada, AT&T Canada, which provides certain facilities-based and long distance services to business and residential customers, and Sprint Canada and fONOROLA Inc.,

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which provide certain transmission facilities-based services and also act as reseller of telecommunications services. ACC also competes against London Telecom, a reseller of telecommunications services. ACC believes that, for some of its customers and potential customers, it has a competitive advantage over other Canadian resellers as a result of its operations in the U.S. and the U.K. In particular, the trans-Atlantic link that it established in June 1993 between the U.K. and Canada allows ACC Canada to sell traffic to the U.K. with a significantly lower cost structure than many other resellers.

  United Kingdom. ACC U.K. currently holds a National PTO License and an International Facilities License and competes with facilities-based carriers and other resellers. ACC's principal competitors in the U.K. are British Telecom, the dominant supplier of telecommunications services in the U.K., and CWC. ACC also faces competition from other operators such as Energis and WorldCom, and from resellers including Esprit and Sprint. ACC believes the services of ACC U.K. are competitive, in terms of price and quality, with the service offerings of its U.K. competitors primarily because of its advanced network-related hardware and software systems and the network configuration and traffic management expertise employed by it in the U.K.

ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

  As ACC expands its service offerings, geographic focus and its network, ACC anticipates that it will seek to acquire assets and businesses of, make investments in or enter into strategic alliances with, companies providing services complementary to ACC's existing business. ACC believes that, as the global telecommunications marketplace becomes increasingly competitive, expands and matures, such transactions will be important in maintaining a competitive position in the industry.

  ACC's ability to effect acquisitions and strategic alliances and make investments may be dependent upon its ability to obtain additional financing and, to the extent applicable, consents from the holders of debt and preferred stock of ACC. If ACC were to proceed with one or more significant strategic alliances, acquisitions or investments in which the consideration consists of cash, a substantial portion of ACC's available cash could be used to consummate the acquisitions or investments. If ACC were to consummate one or more significant strategic alliances, acquisitions or investments in which the consideration consists of stock, shareholders of ACC could suffer a significant dilution of their interests in ACC.

  Many business acquisitions must be accounted for as purchases. Most of the businesses that might become attractive acquisition candidates for ACC are likely to have significant goodwill and intangible assets, and the acquisitions of these businesses, if accounted for as a purchase, would typically result in substantial amortization charges to ACC. In the event ACC consummates additional acquisitions in the future that must be accounted for as purchases, such acquisitions would likely increase ACC's amortization expenses. In connection with acquisitions, investments or strategic alliances, ACC could incur substantial expenses, including the fees of financial advisors, attorneys and accountants, the expenses of integrating the business of the acquired company or the strategic alliance with ACC's business and any expenses associated with registering shares of ACC's capital stock, if such shares are issued. The financial impact of such acquisitions, investments or strategic alliances could have a material adverse effect on ACC's business, financial condition and results of operations and could cause substantial fluctuations in ACC's quarterly and yearly operating results.

  The Merger Agreement contains restrictions on the conduct of ACC's business prior to the consummation of the Merger which are likely to affect ACC's pursuit of its strategies.

EMPLOYEES

  As of December 31, 1997, ACC had 1,268 full-time employees worldwide. Of this total, 384 employees were in the U.S., 482 were in Canada, 369 were in the U.K. and 33 were in Germany. ACC has never experienced a work stoppage and its employees are not represented by a labor union or covered by a collective bargaining agreement. ACC considers its employee relations to be good.

PROPERTIES

  ACC's principal executive offices are located at 400 West Avenue, Rochester, New York in corporate office space leased through June 2004. It also leases office space for its Canadian headquarters in Toronto, Canada, as well as office space at various other locations. For additional information regarding these leases, see Notes 7 and 9 to ACC's Consolidated Financial Statements included herein.

  ACC U.K.'s headquarters are located at Adelaide House in Chiswick, London. ACC U.K. entered into an Agreement for Lease for such location in October 1997. The term is for approximately six years through March 2004. The lease for the current headquarters will also continue until September 1998.

  ACC has sixteen switching centers worldwide. ACC's switching equipment for the Rochester call origination area is located at its headquarters at 400 West Avenue, Rochester, New York with additional switching equipment located in the U.S. in Albany, Buffalo, New York City and Syracuse, New York and in Boston and Springfield, Massachusetts; in Canada in Toronto, Ontario, Montreal, Quebec, and Vancouver, British Columbia; and in London, Bristol and Manchester, England; and in Dusseldorf, Germany, all of which sites are leased. Branch sales offices are leased by ACC at various locations in the northeastern U.S., Canada and the U.K. ACC also leases equipment and space located at various sites in its service areas.

  ACC's financing arrangements are secured by substantially all of ACC's assets. ACC's secured lenders would be entitled to foreclose upon those assets and to be repaid from the proceeds of the liquidation of those assets in the event of a default under ACC's financing arrangements.

LEGAL PROCEEDINGS

  ACC is a party, in the ordinary course of business, to litigation regarding services rendered, contract claims and other miscellaneous causes of action arising from its business. Management of ACC does not consider that any such matters will materially adversely affect ACC's business, results of operations or financial condition.

                             SECURITY OWNERSHIP OF
                           MANAGEMENT AND PRINCIPAL
                              STOCKHOLDERS OF ACC

  The following table sets forth, as of March 18, 1998, the number and percentage of outstanding shares of ACC Stock beneficially owned by: (i) each director of ACC; (ii) each of the persons comprising the office of the Chief Executive Officer of ACC and the other four most highly compensated executive officers of ACC; (iii) each person or group known to ACC to be the beneficial owner of more than 5% of the outstanding shares of ACC Stock; and (iv) all directors and executives officers of ACC as a group. ACC believes that each individual in this group has sole investment and voting power with respect to his or her shares subject to community property laws where applicable and except as otherwise noted:

                          SHARES BENEFICIALLY OWNED
                          -------------------------------------
NAME OF BENEFICIAL OWNER
  OR IDENTITY OF GROUP      NUMBER                 PERCENTAGE
------------------------  --------------         --------------
Christopher Bantoft.....          46,100(1)                  *
Michael R. Daley........         141,241(2)                  *
Steve M. Dubnik.........         109,475(3)                  *
Richard T. Aab..........         785,872(4)                4.5
Hugh F. Bennett.........          18,300(5)                  *
Arunas A. Chesonis......         238,234(6)                1.3
Willard Z. Estey........          15,000(7)                  *
Leslie D. Shroyer.......           2,000(8)                  *
Daniel D. Tessoni.......          30,000(9)                  *
Robert M. Van Degna.....          18,000(10)                 *
Mae H. Squier-Dow.......          79,490(11)                 *
Kevin S. Dickens........          11,250(12)                 *
John J. Zimmer..........          38,130(13)                 *
The Equitable Companies
 Incorporated and other
 entities as a group....         902,300(14)               5.2
All directors and
 executive officers as a
 group (13 persons,
 including those persons
 named above other than
 Richard T. Aab and the
 Equitable Companies)...         754,996(1)(2)             4.2
                                        (3)
                                        (5)(6)
                                        (7)(8)
                                        (9)(10)
                                        (11)(12)
                                        (13)(15)

--------
* Indicates less than 1% of ACC's issued and outstanding shares.
(1) Includes options to purchase 46,100 shares that are or will become exercisable by Mr. Bantoft within the next 60 days. Does not include 31,175 shares issuable upon the exercise of options that are not deemed to be presently exercisable, nor stock incentive rights with respect to 15,000 shares granted pursuant to ACC's Long-Term Incentive Plan.
(2) Includes options to purchase 13,662 shares that are or will become exercisable by Mr. Daley within the next 60 days. Does not include 27,238 shares issuable upon the exercise of options that are not deemed to be presently exercisable.
(3) Includes options to purchase 45,897 shares that are or will become exercisable by Mr. Dubnik within the next 60 days. Does not include 35,225 shares issuable upon the exercise of options that are not deemed to be presently exercisable, nor stock incentive rights with respect to 15,000 shares granted pursuant to ACC's Long-Term Incentive Plan.

(4) Mr. Aab's address is 29 Woodstone Rise, Pittsford, New York 14534. The foregoing information was reported in a Schedule 13G (Amendment No. 10) that was filed with the Commission in January 1998, a copy of which was received by ACC.
(5) Mr. Bennett and his spouse share voting and investment power with respect to 400 of the shares. Includes options to purchase 15,000 shares under the Non-Employee Directors' Stock Option Plan that are presently exercisable. Does not include an option to purchase 7,500 shares granted under such Plan that is not deemed to be presently exercisable.

(6) Includes 16,792 shares owned by Mr. Chesonis's spouse and options to purchase 126,647 shares that are or will become exercisable by Mr. Chesonis or his spouse within the next 60 days. Does not include 32,477 shares issuable upon the exercise of options that are not deemed to be presently exercisable by Mr. Chesonis or his spouse.

(7) Includes options to purchase 15,000 shares under the Non-Employee Directors' Stock Option Plan that are presently exercisable. Does not include an option to purchase 7,500 shares granted under such Plan that is not deemed to be presently exercisable.
(8) Does not include an option to purchase 7,500 shares under the Non-Employee Directors' Stock Option Plan that is not deemed to be presently exercisable.
(9) Mr. Tessoni and his spouse share investment and voting power with respect to all shares which he beneficially owns. Includes options to purchase 15,000 shares under the Non-Employee Directors' Stock Option Plan that are presently exercisable. Does not include an option to purchase 7,500 shares granted under such Plan that is not deemed to be presently exercisable.
(10) Includes options to purchase 15,000 shares under the Non-Employee Directors' Stock Option Plan that are presently exercisable. Does not include an option to purchase 7,500 shares granted under such Plan that is not deemed to be presently exercisable.

(11) Includes options to purchase 50,600 shares that are or will become exercisable by Ms. Squier-Dow within the next 60 days. Does not include 38,225 shares issuable upon the exercise of options that are not deemed to be presently exercisable, nor stock incentive rights with respect to 10,000 shares granted pursuant to ACC's Long-Term Incentive Plan.

(12) Does not include 33,750 shares issuable upon the exercise of options that are not deemed to be presently exercisable.
(13) Includes options to purchase 28,199 shares that are or will become exercisable by Mr. Zimmer within the next 60 days. Does not include 8,551 shares issuable upon the exercise of options that are not deemed to be presently exercisable.

(14) Certain subsidiaries of The Equitable Companies Incorporated (the "Equitable Companies") are deemed to beneficially own the shares set forth in the table, and possess sole voting power with respect to 514,700 of the shares, shared voting power with respect to 378,700 of the shares, and sole dispositive power with respect to all of such shares. The address of the Equitable Companies is 1290 Avenue of the Americas, New York, New York 10104. The foregoing information was reported in a
     Schedule 13G that was filed with the Commission in February 1998 by the Equitable Companies; AXA-UAP, which beneficially owns a majority interest in the Equitable Companies, and certain other entities which as a group beneficially own a majority interest in AXA-UAP; a copy of which was received by ACC.

(15) Includes options to purchase a total of 7,500 shares that are or will become exercisable by one executive officer of ACC, in addition to those named above, within the next 60 days. Does not include a total of 7,500 shares issuable upon the exercise of options that are not deemed to be presently exercisable by such executive officer.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATIONS
                                  DATA OF ACC

  The following selected historical consolidated financial data for each of the years presented have been derived from ACC's audited consolidated financial statements. The consolidated financial statements of ACC as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 together with the notes thereto and related report of Arthur Andersen LLP, independent public accountants, are included elsewhere herein. The following data should be read in conjunction with, and is qualified by, the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of ACC," which are included elsewhere herein.

                                         YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------
                             1993        1994      1995(6)       1996      1997(4)
                          ----------  ----------  ----------  ----------  ----------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenue:
 Toll revenue...........  $  100,646  $  118,331  $  175,269  $  282,497  $  327,490
 Local exchange and
  other.................       5,300       8,113      13,597      26,270      45,123
                          ----------  ----------  ----------  ----------  ----------
 Total revenue..........     105,946     126,444     188,866     308,767     372,613
Network costs...........      70,286      79,438     114,841     193,599     218,361
                          ----------  ----------  ----------  ----------  ----------
Gross Profit............      35,660      47,006      74,025     115,168     154,252
Other operating
 expenses:
 Depreciation and
  amortization..........       5,832       8,932      11,614      16,433      23,712
 Selling, general and
  administrative........      28,807      44,228      60,865      84,511     111,027
 Management
  restructuring.........         --          --        1,328         --          --
 Equal access charges...         --        2,160         --          --          --
 Assets write-down......      12,807         --          --          --          --
                          ----------  ----------  ----------  ----------  ----------
 Total other operating
  expenses..............      47,446      55,320      73,807     100,944     134,739
                          ----------  ----------  ----------  ----------  ----------
Income (loss) from
 operations(1)..........     (11,786)     (8,314)        218      14,224      19,513
Other income (expense):
 Interest income........         205         124         198       1,151         215
 Interest expense.......        (420)     (2,023)     (5,131)     (5,025)     (3,729)
 Merger costs...........         --         (200)        --          --       (4,970)
 Gain on sale of
  subsidiary stock......       9,344         --          --          --          --
 Foreign exchange gain
  (loss)................      (1,094)        169        (110)        509        (162)
                          ----------  ----------  ----------  ----------  ----------
 Total other income
  (expense).............       8,035      (1,930)     (5,043)     (3,365)     (8,646)
                          ----------  ----------  ----------  ----------  ----------
Income (loss) from
 continuing operations
 before provision for
 (benefit from) income
 taxes and minority
 interest...............      (3,751)    (10,244)     (4,825)     10,859      10,867
Provision for (benefit
 from) income taxes.....      (3,743)      3,456         396       2,185         476
Minority interest in
 loss (earnings) of
 consolidated
 subsidiary.............       1,661       2,371        (133)       (909)        --
                          ----------  ----------  ----------  ----------  ----------
Income (loss) from
 continuing operations..       1,653     (11,329)     (5,354)      7,765      10,391
Loss from discontinued
 operations (net of
 income tax benefit of
 $667 in 1993)..........      (1,309)        --          --          --          --
Gain on disposal of
 discontinued operations
 (net of income tax
 provision of $8,350 in
 1993)..................      11,531         --          --          --          --
                          ----------  ----------  ----------  ----------  ----------
Net income (loss).......  $   11,875  $  (11,329) $   (5,354) $    7,765  $   10,391
Less Series A Preferred
 Stock dividend.........         --          --         (401)       (972)        --
Less Series A Preferred
 Stock accretion........         --          --         (139)     (1,509)        --
                          ----------  ----------  ----------  ----------  ----------
Income (loss) applicable
 to Common Stock........  $   11,875  $  (11,329) $   (5,894) $    5,284  $   10,391
                          ==========  ==========  ==========  ==========  ==========
Net income (loss) per
 share--basic:(2)
 Continuing operations..  $     0.16  $    (1.09) $    (0.52) $     0.37  $     0.62
 Discontinued
  operations............       (0.13)        --          --          --          --
 Gain on disposal of
  discontinued
  operations............        1.13         --          --          --          --
                          ----------  ----------  ----------  ----------  ----------
 Net income (loss) per
  share--basic..........  $     1.16  $    (1.09) $    (0.52) $     0.37  $     0.62
                          ==========  ==========  ==========  ==========  ==========
Net income (loss) per
 share--diluted:(2)
 Continuing operations..  $     0.16  $    (1.09) $    (0.52) $     0.34  $     0.59
 Discontinued
  operations............       (0.12)        --          --          --          --
 Gain on disposal of
  discontinued
  operations............        1.09         --          --          --          --
                          ----------  ----------  ----------  ----------  ----------
 Net income (loss) per
  share--diluted........  $     1.13  $    (1.09) $    (0.52) $     0.34  $     0.59
                          ==========  ==========  ==========  ==========  ==========
Weighted average number
 of shares
 outstanding:(2)
 Basic..................  10,206,833  10,366,778  11,358,693  14,463,728  16,839,039
                          ==========  ==========  ==========  ==========  ==========
 Diluted................  10,537,388  10,366,778  11,358,693  15,540,115  17,690,223
                          ==========  ==========  ==========  ==========  ==========

                                     YEAR ENDED DECEMBER 31,
                         ------------------------------------------------------
                           1993       1994     1995(6)     1996      1997(4)
                         ---------  --------  --------------------  -----------
                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED BALANCE
 SHEET DATA(5):
Cash and cash
 equivalents............ $   1,467  $  1,021  $     518  $   2,035  $   3,988
Current assets..........    22,476    28,045     45,726     61,933     92,347
Current liabilities.....    23,191    32,016     56,074     77,394     89,793
Net working capital
 (deficit)..............      (715)   (3,971)   (10,348)   (15,461)     2,554
Property, plant and
 equipment, net.........    27,077    44,081     56,691     80,452    135,726
Total assets............    61,718    84,448    123,984    204,031    319,618
Short-term debt,
 including current
 maturities of long-term
 debt...................     2,424     1,613      4,885      4,251      3,853
Long-term debt,
 excluding current
 maturities.............     1,795    29,914     28,050      6,007     90,221
Redeemable preferred
 stock..................       --        --       9,448        --         --
Shareholders' equity....    31,506    19,086     26,407    117,863  $ 137,716
OTHER FINANCIAL AND
 OPERATIONS DATA:
Net cash provided by
 (used in) operating
 activities............. $ (11,828) $  1,093  $   3,967  $  24,248  $   3,691
Class A Common Stock
 cash dividends
 declared(3)............ $   4,233  $    831  $     243  $     --   $     --
Cash dividends declared
 per share of Class A
 Common Stock(2)(3)..... $    0.40  $   0.08  $    0.02  $     --   $     --
Book Value per common
 share(2)............... $    3.03  $   1.84  $    2.23  $    7.10  $    8.00

-------

(1) Includes impact of $2,160 of charges incurred in 1994 in connection with enhancement of the ACC network to prepare for equal access for its Canadian customers. Also includes an asset write-down of $12,807 in 1993.

(2) On June 14, 1996, the ACC Board of Directors authorized a three-for-two stock split in the form of a stock dividend issued on August 8, 1996 of the ACC Class A Common Stock to shareholders of record as of July 3, 1996. Share and per share amounts for all prior periods have been adjusted for the stock split.

(3) The ACC financing arrangements restrict the payment of dividends on the ACC Common Stock. ACC anticipates that it will not pay dividends in the forseeable future.

(4) Includes the results of operations of companies acquired by ACC during 1997: Transphone International Ltd. from June 1, 1997, United Telecom Ltd. from July 1, 1997, VISTA International Communications Inc. from August 1, 1997, and Telenational Communications Deutschland Limited Partnership from July 1, 1997.

(5) Balance sheet data from discontinued operations is excluded.

(6) Includes the results of operations of Metrowide Communications from August 1, 1995, the date of acquisition.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF

           FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ACC

GENERAL

  ACC's revenue is comprised of toll revenue (per minute charges for long distance services) and local service and other revenue. Toll revenue consists of revenue derived from ACC's long distance and operator-assisted services. Local service and other revenue consists of revenue derived from the provision of local exchange services, including local dial tone, direct access lines, Internet fees and monthly subscription fees, and data services. Network costs consist of expenses associated with the leasing of transmission lines, access charges, and certain variable costs associated with ACC's network. The following table shows the total revenue (net of intercompany revenue) and billable minutes of use attributable to ACC's North American and European operations during each of 1997, 1996, and 1995:

                                        YEAR ENDED DECEMBER 31,
                         -----------------------------------------------------
                               1997              1996              1995
                         ----------------- ----------------- -----------------
                          AMOUNT   PERCENT  AMOUNT   PERCENT  AMOUNT   PERCENT
                         --------- ------- --------- ------- --------- -------
                                           (AMOUNTS IN 000S)
TOTAL REVENUE:
North America:
  United States......... $ 120,627   32.4% $  99,461   32.2% $  65,975   34.9%
  Canada................   116,638   31.3    117,168   38.0     84,421   44.7
                         ---------  -----  ---------  -----  ---------  -----
Total North America.....   237,265   63.7    216,629   70.2    150,396   79.6
                         ---------  -----  ---------  -----  ---------  -----
Europe:
  United Kingdom........   132,151   35.4     92,138   29.8     38,470   20.4
  Germany...............     3,197     .9        --     --         --     --
                         ---------  -----  ---------  -----  ---------  -----
Total Europe............   135,348   36.3     92,138   29.8     38,470   20.4
                         ---------  -----  ---------  -----  ---------  -----
Total................... $ 372,613  100.0% $ 308,767  100.0% $ 188,866  100.0%
                         =========  =====  =========  =====  =========  =====
BILLABLE LONG DISTANCE
 MINUTES OF USE:
North America:
  United States.........   780,232   33.2%   590,341   32.8%   486,618   41.2%
  Canada................   798,458   33.9    681,200   37.9    522,764   44.2
                         ---------  -----  ---------  -----  ---------  -----
Total North America..... 1,578,690   67.1  1,271,541   70.7  1,009,382   85.4
                         ---------  -----  ---------  -----  ---------  -----
Europe:
  United Kingdom........   770,151   32.7    527,905   29.3    172,281   14.6
  Germany...............     4,343     .2        --     --         --     --
                         ---------  -----  ---------  -----  ---------  -----
Total Europe............   774,494   32.9    527,905   29.3    172,281   14.6
                         ---------  -----  ---------  -----  ---------  -----
Total................... 2,353,184  100.0% 1,799,446  100.0% 1,181,663  100.0%
                         =========  =====  =========  =====  =========  =====

  The following table presents certain information concerning long distance toll revenue (net of intercompany revenue) per billable minute and network cost per billable minute attributable to ACC's North American and European operations during each of 1997, 1996, and 1995:

                                                              1997  1996  1995
                                                              ----- ----- -----
TOLL REVENUE PER BILLABLE LONG DISTANCE MINUTE:
North America:
  United States.............................................. $.122 $.150 $.126
  Canada.....................................................  .122  .150  .146
Total North America..........................................  .122  .150  .137
Europe:
  United Kingdom.............................................  .171  .174  .220
  Germany....................................................  .736   --    --
Total Europe.................................................  .174  .174  .220
NETWORK COST PER BILLABLE MINUTE:
Total North America.......................................... $.084 $.105 $.089
Total Europe.................................................  .110  .114  .149

  ACC believes that its historic revenue growth as well as its historic network costs and results of operations for its Canadian and U.K. operations generally reflect the state of development of ACC's operations, ACC's customer mix, and the competitive and regulatory environment in those markets. ACC entered the U.S., Canadian, and U.K. telecommunications markets in 1982, 1985, and 1993, respectively. In 1997, ACC established a subsidiary in Germany, and commenced offering long distance service as a switchless reseller during the third quarter of 1997. For U.S. operations, 1996 revenue and network cost per minute include the effect of $9.0 million of non-recurring, higher rate per minute and lower margin international carrier sales in the second quarter. ACC believes that toll revenue per billable minute and network cost per billable minute may be lower in future periods, and heavily influenced by competitive pressures and regulatory actions.

  Deregulatory influences have affected the telecommunications industry in the U.S. since 1984, and the U.S. market has experienced considerable competition for a number of years. The competitive influences on the pricing of ACC U.S.'s services and network costs have been stabilizing during the past few years. This may change in the future as a result of the 1996 Act that further opened the market to competition, particularly from the RBOCs. ACC has actively pursued growth opportunities in the U.S. market. During the third quarter of 1997, ACC acquired VISTA International Communications, Inc. ("VISTA"). VISTA, headquartered in Mount Arlington, New Jersey, provides long distance and other services to small and medium-sized commercial customers in the Northeastern U.S. with concentrations primarily in New Jersey and Pennsylvania. The VISTA acquisition represents expansion into a contiguous geographic area, with a similar targeted customer segment which is viewed as consistent with ACC's expansion strategy.

  The deregulatory trend in Canada, which commenced in 1989, has increased competition. ACC Canada experienced significant downward pressure on the pricing of its services during 1994 and 1995. Although revenue per minute increased from 1995 to 1996 due to changes in customer and product mix, revenue per minute fell during 1997, and ACC expects downward pressure to continue. The impact of this pricing pressure on revenues of ACC Canada is being offset by an increase in the Canadian commercial and student billable minutes of usage as a percentage of total Canadian billable minutes of usage, and introduction of new products and services including 800 service, local exchange resale, Internet services, and, since February 1997, paging services.

  ACC believes that, because deregulatory influences have only fairly recently begun to impact the U.K. telecommunications industry, ACC will continue to experience a significant increase in revenue from that market, but the rate of growth is expected to decline. The foregoing belief is based upon expectations of actions that may be taken by U.K. regulatory authorities and ACC's competitors; if such third parties do not act as expected,

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ACC's opportunities for revenue growth could be impacted. If ACC U.K. were to experience increased revenues, ACC believes it should be able to enhance its economies of scale and scope in the use of the fixed cost elements of its network. Nevertheless, the deregulatory trend in that market is expected to result in competitive pricing pressure on ACC's U.K. operations, which could adversely affect revenues and margins. Since the U.K. market for transmission facilities is dominated by British Telecom and Cable & Wireless, the downward pressure on prices for services offered by ACC U.K. may not be accompanied by a corresponding reduction in ACC U.K.'s network costs in the short term and, consequently, could adversely affect ACC's business, results of operations and financial condition, particularly in the event revenue derived from ACC's U.K. operations accounts for an increasing percentage of ACC's total revenue. Moreover, ACC's U.K. operations are highly dependent upon the transmission lines leased from British Telecom. As each of the telecommunications markets in which it operates continues to mature, the rate of growth in its revenue and customer base in each such market is likely to decrease over time. ACC has actively pursued growth opportunities and alternate network solutions in the U.K. market. During the second quarter of 1997, ACC acquired Transphone International Ltd. ("Transphone"). Transphone provides domestic and international long distance service as a reseller, and is based in London, U.K. In acquiring Transphone, ACC obtained what it believes is a strong base of commercial customers in a desirable geographic area. During the third quarter of 1997, ACC also acquired United Telecom Ltd. ("UT"). UT provides domestic and international long distance services through a pre-paid calling card platform in retail telephone shops. UT is based in London, U.K. In acquiring UT, ACC obtained what it believes is a new delivery channel in a growing niche market. The acquisition is also expected to create network cost efficiencies, as UT's customers have peak calling activity at night and on weekends. This calling pattern will enable ACC to facilitate routing of off-peak traffic over ACC's switch based network, thereby adding to economies of scale. The Transphone and UT acquisitions are expected to be accretive to earnings commencing in 1998. During the first quarter of 1998, ACC anticipates putting into operations its own microwave facility, linking its three U.K. switching centers. This microwave facility will provide ACC with its own domestic redundant network alternative access to ACC's network for its customers and a lower cost network platform. The foregoing forward looking statements are based upon expectations with respect to customer behavior, market trends and ACC's ability to successfully integrate and develop the businesses acquired. If such expectations are not realized, actual results may differ materially from the foregoing discussion.

  The German telecommunications market substantially deregulated in January 1998, as a result of the European Union ("EU") mandate to open telecommunications markets to competition. Most significantly, the German market opened for interconnection in January 1998. ACC has established a subsidiary in Germany, and signed a resale agreement with Deutsche Telekom ("DT") on May 20, 1997. Further, ACC received a Class 4 full voice telephony license from the Germany Ministry of Post and Telecommunications which became effective January 1, 1998. This license is a requirement for ACC to become a switch-based provider of telecommunications services in Germany. In October 1997, ACC signed a network interconnect agreement with DT, which permits utilization of DT's network to link ACC with its customers. With this agreement in place, ACC has installed a switch which it placed in service in February 1998. ACC achieved a small amount of revenue in the fourth quarter of 1997 as a switchless reseller and anticipates potentially more substantial revenue growth in 1998 as a switch-based reseller. The foregoing forward looking statement is based upon expectations with respect to regulatory actions and cooperation from DT which ACC is unable to control. If such expectations are not realized, the expected revenue growth from the German market may not materialize. In addition to the core growth expected from switch-based resale, ACC has actively pursued other growth opportunities in Germany. During the third quarter of 1997, ACC acquired Telenational Communications Deutschland Limited Partnership ("TNC"), a privately held telecommunications service provider headquartered in Hamburg, Germany. TNC provides prepaid calling cards through affinity programs with large commercial customers including Lufthansa, Citibank and Diners Club. The TNC acquisition provides ACC an existing customer base, proven management team and facilitates the start-up efforts in Germany.

  Since the commencement of ACC's operations, ACC has undertaken a program of developing and expanding its service offerings, geographic focus, and network. In connection with this development and expansion, ACC has made significant investments in telecommunications circuits, switches, equipment, and

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software. These investments generally are made significantly in advance of anticipated customer growth and resulting revenue. ACC also has increased its sales and marketing, customer support, network operations, and field services commitments in anticipation of the expansion of its customer base and targeted geographic markets. ACC expects to continue to expand the breadth and scale of its network and related sales and marketing, customer support, and operating activities. These expansion efforts are likely to cause ACC to incur significant increases in expenses from time to time, in anticipation of potential future growth in ACC's customer base and targeted geographic markets.

  In 1997, ACC announced the creation of two continental operating divisions in North America and Europe. In conjunction with this new structure, ACC plans to further expand its European operations as business activity more fully develops in the deregulating German market and by entering other telecommunications marketplaces when regulatory and market conditions warrant. While ACC has had a successful history of entering into newly deregulated markets, there can be no assurances that the same successes will be experienced in the future.

  ACC has also expanded operations in the U.S. local exchange business and anticipates that a significant portion of its future growth will come from this business. The local exchange business is highly competitive and includes several larger, better capitalized local service providers, including AT&T, among others, who can sustain losses associated with discount pricing, and the high initial investment and expenses typically incurred to attract local customers. ACC's U.S. local service commenced operations in 1994 and generated an operating profit for 1997 and 1996. However, there can be no assurances that ACC will continue to achieve positive operating cash flow or profitability in this business in the future.

  ACC's operating results have fluctuated in the past and they may continue to fluctuate significantly in the future as a result of a variety of factors, some of which are beyond ACC's control. ACC expects to focus in the near term on building and increasing its customer base, service offerings, and targeted geographic markets, which will require it to increase significantly its expenses for marketing and development of its network and new services, and may adversely impact operating results from time to time. ACC's sales to other long distance carriers have been increasing due to ACC's marketing efforts to promote its lower international network costs. Revenue from other resellers accounted for approximately 18% and 27% of the revenues of ACC North America and ACC Europe, respectively, in 1997. Included in 1996 was $9 million of U.S. non recurring carrier revenue, or 3% of consolidated revenue. Additionally, in 1997 ACC realized significantly reduced revenue from two Canadian carriers of $10.8 million compared to 1996. With respect to these customers, ACC competes almost exclusively on price, does not have long term contracts, and generates lower gross margins as a percentage of revenue. ACC's primary interest in carrier revenue is to utilize excess capacity on its network. Carrier revenue in 1997 was 21% of consolidated total revenue compared to 24% in 1996. Management believes that carrier revenue will continue to average 20% to 25% of consolidated total revenue as the core businesses continue to grow. The foregoing forward looking statement is based upon expectations with respect to growth in ACC's customer base and total revenues. If such expectations are not realized, ACC's actual results may differ materially from the foregoing discussion.


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


RESULTS OF OPERATIONS

  The following table presents, for the three years ended December 31, 1997, certain statement of operations data expressed as a percentage of total revenue:

                                                  YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                  1997(1)    1996    1995(2)
                                                  --------  -------  --------
Revenue:
  Toll revenue...................................     87.9%    91.5%     92.8%
  Local service and other........................     12.1      8.5       7.2
                                                   -------  -------   -------
    Total revenue................................    100.0    100.0     100.0
Network costs....................................     58.6     62.7      60.8
                                                   -------  -------   -------
Gross profit.....................................     41.4     37.3      39.2
Other operating expenses:
  Depreciation and amortization..................      6.4      5.3       6.1
  Selling expenses...............................     13.7     11.0      11.4
  General and administrative.....................     16.1     16.4      20.8
  Management restructuring.......................      --       --        0.7
                                                   -------  -------   -------
    Total other operating expenses...............     36.2     32.7      39.0
                                                   -------  -------   -------
Income from operations...........................      5.2      4.6       0.2
Total other expense..............................     (2.3)    (1.1)     (2.7)
Loss from operations before provision for
 (benefit from) income taxes and minority
 interest........................................      2.9      3.5      (2.5)
Provision for income taxes.......................      0.1      0.7       0.2
Minority interest in earnings of consolidated
 subsidiary......................................      --      (0.3)     (0.1)
                                                   -------  -------   -------
Income (loss) from operations....................      2.8%     2.5%    (2.8)%
                                                   =======  =======   =======

--------

(1) Includes the results of operations of companies acquired during 1997:
    Transphone International Ltd. from June 1, 1997, United Telecom Ltd. from July 1, 1997, VISTA International from August 1, 1997 and Telenational Communications Deutschland Limited Partnership from July 1, 1997.

(2) Includes the results of operations of Metrowide Communications from August 1, 1995, the date of acquisition.

 1997 Compared with 1996

  Revenue. Total revenue for 1997 increased $63.8 million, or 21% to $372.6 million from $308.8 million in 1996. Long distance toll revenue increased $45.0 million, or 16%, to $327.5 million from $282.5 million in 1996. The growth in long distance toll revenue was fueled by a 31% increase in billable minutes. Revenue from wholesale carriers in 1997 increased to $78.9 million (21% of total revenue) from $73.4 million (24% of total revenue) in 1996. Significantly reduced revenue from two Canadian carriers were realized in 1997, accounting for a $10.8 million reduction in carrier revenue from the same period in 1996. Additionally, the 1996 period reflects $9 million of U.S. non-recurring carrier revenue. Excluding total wholesale carrier revenue, long distance toll revenue for 1997 increased 19% from 1996. Long distance toll revenue per billable minute for the current period decreased 11%, from $.157 to $.139, largely a result of competitive pricing pressures and change in customer mix. The growth in other revenue is largely attributable to growth in market share in the competitive local exchange business in the U.S. and a full year of revenues from Internet Canada compared to seven months in 1996.

  Total revenue (unaffiliated) in North America for 1997 increased 10% from 1996. Long distance toll revenue (unaffiliated) increased 1% from 1996. However, 1996 included $9 million of non-recurring carrier revenue, and 1997 reflects reduced revenue from two carriers of $10.8 million. Excluding total carrier revenue, long distance toll revenue in 1997 increased 11% from 1996, and is attributable to core growth in minutes and customer accounts and from acquisitions. Long distance toll revenue per minute for 1997 decreased 19% from

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$.150 to $.122, largely a result of competitive pricing pressures in both the
U.S. and Canada. Retail price pressures in each market are expected to continue which may impact ACC's margin. Local service and other revenue for 1997 increased $18.9 million or 72% from 1996, a result of growth in U.S. local exchange revenue and increased Internet related revenue in Canada. ACC continues to invest in the local exchange business, having installed switches during 1997 in Buffalo, Albany, New York City, Boston and Springfield, Massachusetts. Continued expansion and growth in non-toll revenue, including local exchange service, Internet and other services is expected to become a larger component of total revenue in future periods. As a percent of total revenue, non-toll revenue for 1997 was 12% compared to 8% for 1996.

  Total revenue (unaffiliated) in Europe (substantially all long distance toll revenue) for 1997 increased 47% from 1996. Excluding carrier revenue, long distance toll revenue for 1997 increased 33% from 1996, and is attributable to core growth in minutes and commercial and student customer accounts, and from acquisitions. Long distance toll revenue per billable minute for 1997 of $.174 remained unchanged from 1996, as the impact of higher revenue from carriers partially offset retail price reductions implemented during the period for international and domestic long distance rates. The German operating unit contributed a modest amount of revenue from the acquired TNC customer base as well as from switchless resale activity. Revenue per minute in Germany of $.736 in 1997 reflects a high concentration of higher rate international traffic.

  Network Costs. Network costs for 1997 increased $24.8 million or 13% to $218.4 million from $193.6 million in 1996. As a percent of revenue, network costs for 1997 was 59% compared to 63% in 1996. Network costs per billable minute for 1997 decreased 14%, from $.108 to $.093. The reduction in network costs as a percent of revenue, and per billable minute, is largely attributable to reduced contribution charges enacted during 1997 in Canada, a favorable shift in business/customer mix as higher margin local exchange revenue constitute a higher percent of revenue in 1997 as compared to 1996, declining access rates for origination and termination, and internal network efficiencies.

  Network costs in North America for 1997 as a percent of unaffiliated revenue decreased to 57% from 62% for 1996, and per billable minute also decreased from $.105 to $.084. These improvements resulted from the aforementioned reduction in Canadian contribution charges, increased amount of higher margin local exchange revenue in the U.S., and internal network efficiencies. Network costs in Europe for 1997 as a percent of unaffiliated revenue decreased to 62% from 65% in 1996, and per billable minute decreased from $.114 to $.110. Recent investments in switches, a U.K. microwave network and IRU are expected to more significantly lower network costs in the near term, as ownership of these facilities will enable ACC to reduce reliance on leased lines and increase network capacity. This forward looking statement is based on expectations regarding customer demand and the relative cost and availability of leased lines and alternative transmission facilities in ACC's markets, and could be adversely impacted by competitive pricing pressures. If such expectations are not realized, ACC's actual results may differ materially from the foregoing discussion.

  Other Operating Expenses--Selling, General and Administrative
Expenses. Total Selling, General and Administrative expenses ("SG&A") for 1997 increased $26.5 million, or 31%, to $111.0 million from $84.5 million in 1996. As a percent of revenue, SG&A increased to 30% from 27%. This increase is largely attributable to higher selling expenses (i.e., agents, salesperson and customer commissions) associated with growth in local exchange revenue, added overhead from acquired entities and infrastructure costs to support expansion in Germany.

  Other Income (Expense). Net interest expense for 1997 decreased by $.4 million from 1996. Merger costs in 1997 of $5.0 million were incurred in connection with the then pending mergers with U.S. WATS Inc., and Teleport Communications Group Inc., and includes costs for investment advisory, legal, accounting and other professional services. Foreign exchange gains/losses reflect changes in the value of amounts borrowed by the foreign subsidiaries from ACC Corp., and ACC U.S., net of gains/losses on associated hedging contracts. ACC continues to hedge substantially all intercompany loans to foreign subsidiaries in an attempt to reduce the impact of transaction gains or losses. ACC does not engage in speculative foreign currency transactions. In 1997, ACC recognized losses on foreign currency transactions of $.2 million compared to gains of $.5 million in 1996.

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  Provision for Income Taxes. Provision for income taxes for 1997 of $.5 million represented an effective tax rate of 4% compared to $2.2 million or an effective tax rate of 20% in 1996. Income taxes are provided on all taxable income in excess of available net operating loss carryforwards ("NOL's") at the statutory rate applicable for each country. ACC continues to utilize NOL's to offset taxable income generated in Canada and the U.K. The increase in operating earnings in both of these subsidiaries, which is not subject to tax due to utilization of NOL's, reduces the effective tax rate for the consolidated company. ACC anticipates that its effective tax rate will increase significantly in the future as taxable income in each country increases.

  Minority Interest in Earnings of Consolidated Subsidiary. Minority interest for 1996 reflects the portion of ACC's Canadian subsidiary's income attributable to the approximately 30% of that subsidiary's common stock that was publicly traded in Canada. Prior to December 31, 1996, ACC repurchased approximately 24% of the outstanding shares, and the remaining 6% was repurchased in January 1997. As a result, the Canadian subsidiary is currently 100% owned, with no remaining minority interest.

  ACC's income from operations for 1997 was $19.5 million compared to $14.2 million in 1996, and was comprised of the following: North American operations $13.2 million as compared to $12.0 million in 1996, and European operations $6.3 million as compared to $2.2 million in 1996.

 1996 Compared with 1995

  Revenue. Total revenue for 1996 increased by 63% to $308.8 million from $188.9 million in 1995, reflecting growth in both toll revenue and local service and other revenue. Toll revenue for 1996 increased by 61% to $282.5 million from $175.2 million in 1995. In the United States, toll revenue increased 45% as a result of a 21% increase in billable minutes of use, primarily due to increased international sales to carriers. These international sales have a higher rate per minute, also contributing to the revenue increase. The 1996 results include $9.0 million in non-recurring carrier revenue. Excluding this non-recurring revenue, U.S. toll revenue increased 30% over 1995. In Canada, toll revenue increased 34%, as a result of a 30% increase in billable minutes, and an increase in prices due to additional residential customers which typically have a higher revenue per minute. In the United Kingdom, toll revenue increased 142%, due to significant volume increases offset by lower prices that resulted from entering the commercial and residential markets and from competitive pricing pressure. Since the end of 1994, ACC's revenues per minute on a consolidated basis have been increasing slightly as a result of the increasing percentage of U.K. revenues and ACC's successful introduction of higher price per minute products, including international carrier revenue. Exchange rates did not have a material impact on ACC's consolidated revenue.

  For 1996, local service and other revenue increased by 93% to $26.3 million from $13.6 million in 1995. This increase was primarily due to the Metrowide Communications acquisition as of August 1, 1995 (approximately $5.2 million), local service revenue generated through the university program in the U.S. (approximately $0.4 million), and the CLEC operations in upstate New York (approximately $5.6 million). ACC is anticipating that a significant portion of its growth in the U.S. operations in the future will come from CLEC operations.

  Gross Profit. Gross profit (defined as revenue less network costs) for 1996 increased to $115.2 million from $74.0 million in 1995, primarily due to the increases in revenue discussed above. Expressed as a percentage of revenue, gross profit decreased to 37% for 1996 from 39% for 1995, due to an increase in lower margin carrier traffic in the U.S., offset partially by improved margins in Canada and the U.K. due to network efficiencies and reductions in fixed charges from suppliers.

  Other Operating Expenses. Depreciation and amortization expense increased to $16.4 million for 1996 from $11.6 million in 1995. Expressed as a percentage of revenue, these costs decreased to 5% in 1996 from 6% in 1995, reflecting the increases in revenue realized during 1996. The $4.8 million increase in depreciation and amortization expense was primarily attributable to assets placed in service throughout 1996. Amortization of

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


approximately $1.1 million associated with the customer base and goodwill recorded in the Metrowide Communications and Internet Canada asset acquisitions also contributed to the increase.

  Selling expenses for 1996 increased by 58% to $34.1 million compared with $21.6 million in 1995. Expressed as a percentage of revenue, selling expenses were 11% for 1996 compared to 11% for 1995. The $12.5 million increase in selling expenses was primarily attributable to increased marketing costs and sales commissions associated with supporting ACC's 63% growth in revenue for 1996, particularly in the U.K. General and administrative expenses for 1996 were $50.4 million compared with $39.2 million in 1995. Expressed as a percentage of revenue, general and administrative expenses were 16% for 1996, compared to 21% in 1995. The increase in general and administrative expenses was primarily attributable to the Canadian ($4.3 million increase) and the U.K. ($4.4 million increase) subsidiaries. In the U.K., costs were incurred to develop an infrastructure to support the sizable revenue growth experienced in 1996, with headcount increasing 56% over previous year levels. In Canada, headcount increased approximately 52%, partially as a result of the acquisition of Internet Canada, and partially to develop an infrastructure to support the increasing product lines and services being offered. Also included in general and administrative expenses for 1996 was approximately $4.4 million related to ACC's local service market sector in New York State, compared to $1.8 million in 1995.

  Other Income (Expense). Interest expense remained fairly constant at $5.0 million for 1996 compared to $5.1 million in 1995. The 1996 expense includes the accrual of a $2.1 million contingent interest payment due to the lenders under ACC's credit facility. The 1995 amount includes expense associated with the subordinated debt which was converted to Series A Preferred Stock in September 1995, as well as expense associated with line of credit borrowings to finance working capital and capital expenditure needs. Interest income increased to $1.2 million in 1996 from $0.2 million in 1995, due to the invested proceeds from the ACC Class A Common Stock offering in May 1996.

  Foreign exchange gains and losses reflect changes in the value of the Canadian dollar and the British pound sterling relative to the U.S. dollar for amounts lent to foreign subsidiaries. Foreign exchange rate changes resulted in a net gain of $0.5 million for 1996, compared to a $0.1 million loss in 1995, which was primarily due to a one-time gain related to a transaction which occurred on October 21, 1996 and was hedged 28 days later. The Canadian dollar moved favorably relative to the U.S. dollar during that period. ACC continues to hedge all foreign currency transactions in an attempt to minimize the impact of transaction gains and losses on the income statement. ACC's policy is to not engage in speculative foreign currency transactions.

  Provision for Income Taxes. Provision for income taxes reflects the anticipated income tax liability of ACC's U.S. operations based on its pretax income for the year. The provision for income taxes increased in 1996 due to increased profitability in the U.S. business. ACC does not provide for income taxes nor recognize a benefit related to income in foreign subsidiaries due to net operating loss carryforwards generated by those subsidiaries in prior years.

  Minority Interest in Earnings of Consolidated Subsidiary. Minority interest in earnings of consolidated subsidiary reflects the portion of ACC's Canadian subsidiary's income or loss attributable to the percentage of that subsidiary's common stock that was publicly traded in Canada. Prior to October 1996, approximately 30% of ACC Canada's stock was publicly traded. Prior to December 31, 1996, ACC repurchased approximately 24% of the outstanding shares, and the remaining 6% was repurchased subsequent to December 31, 1996. The purchase of the remaining shares was approved prior to December 31, 1996. For 1996, minority interest in earnings of consolidated subsidiary was a loss of $0.9 million compared to a loss of $0.1 million in 1995.

  ACC's net income for 1996 was $7.8 million, compared to a net loss of $5.4 million in 1995. The 1996 net income resulted from ACC's operations in Canada (approximately $2.6 million); in the United Kingdom (approximately $0.7 million); and in the United States (approximately $4.5 million). The 1995 net loss resulted primarily from the expansion of operations in the U.K. (approximately $6.8 million); increased net interest expense associated with additional borrowings (approximately $4.9 million); increased depreciation and amortization from the addition of equipment and costs associated with the expansion of local service in New York State (approximately $1.6 million); and management restructuring costs (approximately $1.3 million),

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


offset by positive operating income from the U.S. and Canadian long distance subsidiaries of approximately $9.0 million.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash flows provided by operations in 1997 were $3.7 million compared to $24.2 million for 1996. The decrease of $20.5 million primarily resulted from reductions in other accrued expenses of $9.5 million in 1997 versus increases of $9.0 million in 1996. The reduction of other accrued expenses in 1997 includes the impact of payments of approximately $16 million of non-recurring expenses accrued as of December 31, 1996. Cash provided from net income before depreciation and amortization in 1997 increased $10 million over 1996, but this was offset by increases in accounts receivable (which increased in tandem with revenue growth) and changes in other working capital accounts.

  Net cash flows used in investing activities in 1997 were $91.3 million compared to $67.7 million for 1996. The increase of $23.6 million primarily resulted from greater investments in capital expenditures (largely switch equipment) of $68.5 million in 1997 compared to $33.0 million in 1996, and from the purchase in 1997 of Transphone, United Telecom, TNC and VISTA with an aggregate payment (net of cash acquired) of $22.0 million. In 1996, ACC repurchased the minority interest of ACC Canada, and that investment totaled $32.1 million.

  Net cash provided by financing activities for 1997 was $86.1 million compared to $46.2 million in 1996. The increase of $39.9 million reflects greater utilization of a credit facility in 1997 to fund expansion (net increase in 1997 of $89 million versus a net decrease of $22 million in 1996), partially offset by lower proceeds in 1997 from issuance of common stock ($9.8 million in 1997 versus $72.7 million in 1996).

  ACC's principal need for working capital is to meet its selling, general, and administrative expenses, network costs and capital expenditures as its business expands. In addition, ACC's capital resources have been used for acquisitions (i.e., Metrowide Communications, Internet Canada, Transphone, United Telecom, VISTA and TNC), capital expenditures, and the repurchase of the minority interest in ACC Canada. ACC has historically reflected working capital deficits at the end of the last several years, but at December 31, 1997, reflected a working capital surplus of approximately $2.6 million, due primarily to utilization of its credit facility to satisfy current liabilities.

  Approximately $68.5 million in capital expenditures were recorded in 1997. ACC expects that it will continue to make significant capital expenditures during future periods, particularly for switching equipment for the U.K. and Germany, and for local exchange switches in the U.S. markets and related costs, and billing systems. ACC's actual capital expenditures and cash requirements will depend on numerous factors, including the nature of future expansion (including the extent of local exchange services, which is particularly capital intensive), and acquisition opportunities, economic conditions, competition, regulatory developments, the availability of capital and the ability to incur debt and make capital expenditures under the terms of ACC's financing arrangements.

  As of December 31, 1997, ACC had approximately $4.0 million of cash and cash equivalents and maintained a $150 million credit facility, subject to availability under a borrowing base formula and certain other conditions (including borrowing limits based on ACC's operating cash flow), under which $87.8 million was outstanding.

  As of December 31, 1997, ACC had $5.3 million of capital lease obligations which mature at various times from 1998 through 2002. During 1997, ACC prepaid a $4.0 million capitalized lease obligation using funds from its credit facility. ACC's financing arrangements, which are secured by substantially all of ACC's assets including stock of certain subsidiaries, require ACC to maintain certain financial ratios.

  In the normal course of business, ACC uses various financial instruments, including derivative financial instruments, for purposes other than trading. These instruments include letters of credit, guarantees of debt, interest rate swap agreements, and foreign currency exchange contracts relating to intercompany payables of foreign subsidiaries. ACC does not use derivative financial instruments for speculative purposes. Foreign currency exchange contracts are used to mitigate foreign currency exposure and are intended to protect the U.S. dollar value of certain currency positions and future foreign currency transactions. The aggregate fair value, based on published market exchange rates, of ACC's foreign currency forward contracts at December 31, 1997 was $61.8 million. When applicable, interest rate swap agreements are used to reduce ACC's exposure to risks associated with interest rate fluctuations. As is customary for these types of instruments, collateral is generally not required to support these financial instruments.

  By their nature, all such instruments involve risk, including the risk of nonperformance by counterparties, and ACC's maximum potential loss may exceed the amount recognized on ACC's balance sheet. However, at December 31, 1997, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. ACC controls its exposure to counterparty credit risk through monitoring procedures and by entering into multiple contracts, and management believes that no reserves for losses are required. Based upon ACC's knowledge of the financial position of the counterparties to its existing derivative instruments, ACC believes that it does not have any significant exposure to any individual counterparty or any major concentration of credit risk related to any such financial instruments.

  On December 19, 1997, ACC amended and restated its credit facility increasing the amount available to $150 million (the "Amended Credit Facility"). The Amended Credit Facility is syndicated among six financial institutions. Borrowings can be made in U.S. dollars, Canadian dollars, British pounds sterling and German Deutsche Marks, and are limited individually to $30.0 million for ACC Canada, $50.0 million for ACC U.K., and $20.0 million for ACC Germany, with any unused capacity available for ACC Corp. and its U.S. subsidiaries. The Amended Credit Facility will be used to finance capital expenditures and provide working capital. The Amended Credit Facility limits the amount that may be borrowed against this facility based on ACC's operating cash flow. The Amended Credit Facility also contains certain covenants including restrictions on the payment of dividends, maintenance of a maximum leverage ratio, minimum debt service coverage ratio, maximum fixed charge coverage ratio, and minimum net worth, all as defined under the Amended Credit Facility, and subjective covenants. At December 31, 1997, ACC had available $59.0 million under the Amended Credit Facility. Borrowings under the Amended Credit Facility are secured by certain of ACC's assets and will bear interest at either the LIBOR rate or the base rate (representing the greater of the prime interest rate or the federal funds rate plus 1/2%), with additional percentage points added based on a ratio of debt to operating cash flow, as defined in the Amended Credit Facility. The maximum aggregate commitment and the sublimits of the Amended Credit Facility are required to be reduced by 8.0% per quarter commencing on March 31, 2000 until December 31, 2001, and by 9.0% per quarter commencing on March 31, 2002 until maturity of the loan in December 2002. All amounts outstanding under the Amended Credit Facility may become due and payable, at the discretion of the financial institutions, upon the closing of the Merger. ACC is currently negotiating with its lenders to obtain a waiver of this requirement. There can be no assurance that such a waiver will be obtained.

  ACC believes that, under its present business plan, access to cash through the Amended Credit Facility and cash from operations will be sufficient to meet anticipated working capital needs, capital expenditure requirements and expansion plans for the foreseeable future. The forward-looking information contained in the previous sentence may be affected by a number of factors, including the matters described in this paragraph and "Risk Factors". ACC may need to raise additional capital from public or private equity or debt sources in order to finance its operations, capital expenditures, and growth for future periods. In addition, ACC may have to refinance a substantial amount of indebtedness and obtain additional funds prior to 2002, when the Amended Credit Facility matures. Moreover, ACC believes that continued growth and expansion through acquisitions, investments, and strategic alliances is important to maintain a competitive position in the market and, consequently, a principal element of ACC's business strategy is to develop relationships with strategic partners and to acquire assets or make investments in businesses that are complementary to its current operations. ACC

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


may need to raise additional funds in order to take advantage of opportunities for acquisitions, investments, and strategic alliances or more rapid international expansion, to develop new products, or to respond to competitive pressures. There can be no assurance that ACC will be able to raise such capital on acceptable terms or at all. ACC's ability to obtain additional sources of capital will depend upon, among other things, its financial condition at the time, the restrictions and the instruments governing its indebtedness and other factors, including market conditions, beyond the control of ACC. Additional sources of capital may include public and private equity and debt financings, sale of assets, capitalized leases and other financing arrangements. In the event that ACC is unable to obtain additional capital or is unable to obtain additional capital on acceptable terms, ACC may be required to reduce the scope of its presently anticipated expansion opportunities and capital expenditures, which could have a material adverse effect on its business, results of operations and financial condition and could adversely impact its ability to compete.

  ACC may seek to develop relationships with strategic partners both domestically and internationally and to acquire assets or make investments in businesses that are complementary to its current operations. Such acquisitions, strategic alliances, or investments may require that ACC obtain additional financing and, in some cases, the approval of ACC's creditors. ACC's ability to effect acquisitions, strategic alliances, or investments may depend upon its ability to obtain such financing and, to the extent applicable, consents from creditors.

  The Merger Agreement contains certain restrictions on the conduct of ACC's business prior to the consummation of the Merger. See "The Merger Agreement."

RECENTLY ISSUED ACCOUNTING STANDARDS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for financial statements issued for periods beginning after December 15, 1997. Management believes that the adoption of this statement will not have a material effect on ACC's consolidated results of operations or financial position.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires the reporting of profit and loss, certain specific revenue and expense items, and assets for reportable segments. It also requires the reconciliation of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to the corresponding amounts in the general purpose financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management believes that the adoption of this statement will not have a material effect on ACC's consolidated results of operations or financial position.

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

                             THE MERGER AGREEMENT

  The following description of certain provisions of the Merger Agreement and the schedules thereto is only a summary and does not purport to be complete. This description is qualified in its entirety by reference to the complete text of the Merger Agreement which is included in this Proxy
Statement/Prospectus as Appendix A.

THE MERGER

 Merger

  The Merger Agreement provides that MergerCo will merge with and into ACC in accordance with the DGCL and the separate existence of MergerCo will cease, and ACC, as the surviving corporation in the Merger (the "Surviving Corporation"), shall continue its corporate existence under Delaware law as a subsidiary of TCG.

  A Certificate of Merger will be filed within five business days after all of the conditions (other than those to be satisfied at the time of the Merger) set forth in the Merger Agreement have been satisfied or waived by the party or parties entitled to the benefit of such conditions. TCG and ACC shall mutually determine the time and place of the closing of the Merger. The Merger will become effective at the time of the filing of the Certificate of Merger with the Secretary of State of Delaware or at such later time as may be specified in the Certificate of Merger (the "Effective Time").

 Merger Consideration

  Each of the issued and outstanding shares of ACC Stock as of the Effective Time shall be converted into the right to receive that number of shares of TCG Class A Common Stock equal to the product of one (1), multiplied by the Exchange Ratio. The "Exchange Ratio" means:

    (i) if the Average Price (as defined below) is less than $45.00, 1.11111;

    (ii) if the Average Price is equal to or greater than $45.00, but not in excess of $55.00, a fraction, the numerator of which shall be $50.00 and the denominator of which shall be the Average Price; or

    (iii) if the Average Price is greater than $55.00, 0.90909;

subject to payment of cash in lieu of any fractional share (the "Merger Consideration").

  The "Average Price" means the average of the last reported sales prices per share of the TCG Class A Common Stock as reported on Nasdaq for the ten consecutive trading days immediately preceding the trading day immediately prior to the Closing Date.

  No fractional shares of TCG Class A Common Stock shall be issued. In lieu of fractional shares, any person who would otherwise be entitled to a fractional share of TCG Class A Common Stock shall receive an amount in cash equal to the value of such fractional share. Such value shall be the product of such fraction multiplied by the last sales price of TCG Class A Common Stock as reported on Nasdaq on the business day immediately prior to the Closing Date. The Exchange Ratio is subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of the Merger Agreement applicable to shares of TCG Class A Common Stock.

 Exchange of Certificates; Exchange Agent

  Each share of ACC Stock shall be canceled as of the Effective Time. The shares of MergerCo common stock outstanding immediately prior to the Merger will be converted into one share of the common stock of the Surviving Corporation (the "Surviving Corporation Common Stock"), which one share of the Surviving Corporation Common Stock shall constitute all of the issued and outstanding capital stock of the Surviving Corporation and shall be owned by TCG.

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

  Prior to the Closing Date, TCG shall appoint an agent to act as exchange agent (the "Exchange Agent") for the Merger. On the Closing Date, TCG shall instruct the Exchange Agent to mail to each ACC stockholder within five business days of receiving from ACC a list of such stockholders of record, a letter of transmittal and instructions for use in effecting the surrender of certificates representing ACC Stock in exchange for certificates and cash, if any, representing the Merger Consideration.

  After the Effective Time, each holder of a share of ACC Stock will surrender and deliver the certificates to the Exchange Agent together with a duly completed and executed transmittal letter. Upon such surrender and delivery, the holder shall receive a certificate and cash, if any, representing the Merger Consideration. Until so surrendered and exchanged, each outstanding certificate representing ACC Stock after the Effective Time shall be deemed to evidence the right to receive that number of whole shares of TCG Class A Common Stock into which the shares of ACC Stock have been converted, subject to payment of cash in lieu of any fractional share. No dividends or other distributions in respect of the shares of TCG Class A Common Stock, declared after the Effective Time and payable to holders of record after the Effective Time, shall be paid to the holders of any unsurrendered certificates representing ACC Stock until such certificates and letters of transmittal are surrendered and delivered. After the surrender and exchange of certificates, the record holders thereof will be entitled to receive any such dividends or other distributions without interest. Holders of any unsurrendered certificates representing ACC Stock shall not be entitled to any rights as a holder of TCG Class A Common Stock until such certificates are exchanged.

 Stock Options and Stock Incentive Rights

  At the Effective Time, TCG shall cause each holder of an ACC Option or ACC SIR exercisable for shares of ACC Stock to receive options or stock incentive rights, respectively, exercisable for shares of TCG Class A Common Stock having the same terms and conditions as the ACC Options and ACC SIRs, except that the exercise price and the number of shares issuable upon exercise shall be divided and multiplied, respectively, by the Exchange Ratio and any unvested ACC Options or ACC SIRs shall become fully exercisable as a result of the Merger.

 Certificate of Incorporation and Bylaws of Surviving Corporation

  At and after the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended to be identical to the Certificate of Incorporation of MergerCo in effect at the Effective Time. At and after the Effective Time, the Bylaws of MergerCo in effect at the Effective Time shall be the Bylaws of the Surviving Corporation.

ACQUISITION PROPOSALS

  ACC covenants in the Merger Agreement that it will, and will direct and use commercially reasonable efforts to cause its officers, directors, employees, representatives and agents to, cease from and after the date of the Merger Agreement any discussions or negotiations with any parties that may be ongoing with respect to an ACC Takeover Proposal (as hereinafter defined). ACC will not, nor will it authorize or permit its subsidiaries, officers, directors, employees or agents or any representative to, (i) solicit, initiate or encourage or take any other action designed or reasonably likely to facilitate any proposal which constitutes or may reasonably be expected to lead to any ACC Takeover Proposal or (ii) participate in any discussions or negotiations regarding any ACC Takeover Proposal.

  If, however, prior to the Special Meeting, the Board of Directors of ACC determines in good faith, upon advice from outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to ACC's stockholders under applicable law, ACC may, in response to an ACC Takeover Proposal or material modification to an ACC Takeover Proposal made after the date of the Merger Agreement and not solicited after the date of the Merger Agreement, (i) furnish information with respect to ACC to any person pursuant to a confidentiality agreement and (ii) participate in negotiations regarding such ACC Takeover Proposal or material modification made after the date of the Merger Agreement.

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

  Subject to the above-mentioned exception, the Board of Directors of ACC cannot (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to TCG, or take any actions that are not explicitly permitted by the Merger Agreement and that would be inconsistent with, the approval or recommendation by such Board of Directors of the Merger; (ii) approve or recommend or propose publicly to approve or recommend any ACC Takeover Proposal; or (iii) cause ACC to enter into any agreement related to any ACC Takeover Proposal. However, if the ACC Board of Directors in good faith determines prior to the time of the Special Meeting, after receipt of advice from outside counsel, that it is necessary to do so to comply with applicable law, it may (i) withdraw or modify its approval or recommendation of the Merger or (ii) approve or recommend an ACC Superior Proposal (as defined below) or, subject to the payment of the termination fee discussed below, terminate the Merger Agreement, but only after the third day following TCG's receipt of written notice.

  ACC will immediately advise TCG orally and in writing of any request by any person for information about ACC or of any ACC Takeover Proposal, the material terms and conditions of such request or ACC Takeover Proposal and the identity of the person making such request or ACC Takeover Proposal, unless the Board of Directors decides in good faith, after receipt of advice from outside counsel, that, in order to comply with its fiduciary duties to ACC's stockholders, it cannot specify certain information, in which case ACC may omit such information from such notice.

  "ACC Takeover Proposal" means any inquiry, proposal or offer from any person relating to the direct or indirect acquisition or purchase of 15% or more of the assets of ACC and its subsidiaries or 15% or more of any class of equity securities of ACC or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of ACC or any of its subsidiaries, any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving ACC or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement) or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would reasonably be expected to diminish materially the benefits to TCG of the transactions contemplated by the Merger Agreement.

  "ACC Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 15% of the voting power of the shares of ACC Stock then outstanding or all or substantially all the assets of ACC and otherwise on terms which the Board of Directors of ACC determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be materially more favorable to ACC's stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of ACC, is reasonably capable of being financed by such third party.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations of TCG and ACC. The respective representations and warranties of the parties shall not survive beyond the Effective Time.

 Representations and Warranties of ACC

  The representations, warranties and certain covenants of ACC relate generally to: (i) corporate organization, good standing and capitalization;
(ii) the authorization, execution, delivery and enforceability of the Merger Agreement; (iii) approval of governmental authorities; (iv) absence of violations of, among other things, the Certificate of Incorporation, Bylaws, certain contracts or laws; (v) documents filed with the Commission and the accuracy of information, including financial statements in accordance with generally accepted accounting principles, contained therein; (vi) the absence of any material adverse events affecting ACC's business, any material change by ACC in its accounting methods or any undisclosed liabilities; (vii) compliance with laws and possession of all required permits; (viii) absence of brokers or finders, other than ACC's financial advisor; (ix) certain ACC material contracts; (x) employee benefit plans; (xi) taxes; (xii) receipt of a fairness opinion from

ACC's financial advisor; (xiii) Board of Director approval of the Merger Agreement; (xiv) absence of action that would adversely affect the ability of TCG to treat the Merger as a pooling of interests; and (xv) absence of action that would cause the Rights to become exercisable, to cause any person to become an Acquiring Person or give rise to a Distribution Date (as such terms are defined in the ACC Rights Agreement).

 Representations and Warranties of TCG

  The representations, warranties and certain covenants of TCG relate generally to: (i) corporate organization, good standing and capitalization;
(ii) the authorization, execution, delivery and enforceability of the Merger Agreement; (iii) approval of governmental authorities; (iv) the absence of violations of, among other things, the Certificate of Incorporation, Bylaws, certain contracts or laws; (v) documents filed with the Commission and the accuracy of information, including financial statements in accordance with generally accepted accounting principles, contained therein; and (vi) the absence of any material adverse events affecting TCG's business, any material change by TCG in its accounting methods or any undisclosed liabilities.

CERTAIN COVENANTS

  The covenants and agreements of the parties listed in the Merger Agreement shall not survive beyond the Effective Time, except for those relating to indemnification and except for the agreements entered into by affiliates of ACC.

CERTAIN COVENANTS OF ACC

 Conduct of Business of ACC and ACC Subsidiaries

  Pursuant to the Merger Agreement, ACC has covenanted and agreed to conduct its businesses in the ordinary course and consistent with past practice, and to use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with all persons with whom it does business, except as contemplated or permitted by the Merger Agreement.

  Additionally, ACC agreed not to, without prior written consent of TCG, (i) amend its Certificate of Incorporation or Bylaws, (ii) issue rights of any kind (with certain exceptions) to acquire or sell any shares of the securities of ACC or its subsidiaries, (iii) split, combine or reclassify any shares of capital stock or pay certain dividends, (iv) other than in the ordinary course of business, create debt obligations in respect of capital leases (with certain exceptions), make capital expenditures or loans or investments in any other person (with certain exceptions), acquire the stock or assets of, or merge or consolidate with, any other person (with certain exceptions), voluntarily incur any material liability or obligation or sell or otherwise dispose of or encumber any assets or properties material to ACC and its subsidiaries (with certain exceptions), (v) other than as required by law or agreement, increase the compensation paid to its officers in excess of 5% from the prior year, increase the compensation of its employees, other than in the ordinary course, enter into, amend or terminate certain employment agreements, employee benefit agreements and retirement plans, or with certain exceptions, permit the exercise of stock options or payment of related taxes by any means other than cash, and (vi) enter into or amend any lease of real property other than in the ordinary course of business, consistent with past practice.

  ACC and its subsidiaries will use reasonable efforts to comply in all material respects with all laws applicable to it or its properties, assets or business and maintain all necessary permits.

 Commercially Reasonable Efforts

  ACC has covenanted and agreed to use its commercially reasonable efforts to take all actions necessary to consummate the Merger and the transactions contemplated by the Merger Agreement, including, but not limited to (i) obtaining the consent of ACC's lenders and others to the Merger Agreement and the transactions contemplated thereby; (ii) defending any litigation against ACC or its subsidiaries challenging the Merger Agreement or the consummation of the related transactions; (iii) obtaining all consents from governmental authorities required for the transactions; and (iv) timely filing of all necessary documents under the HSR Act.

 Other Covenants

  Additionally, ACC covenanted and agreed, among other things, to (i) give TCG, its lenders and their respective authorized representatives access to all offices, other facilities, contracts, books and records of or pertaining to ACC; (ii) take all steps necessary to duly call, give notice of, convene and hold a special meeting of its stockholders for the purpose of approving the transactions contemplated by the Merger Agreement, and the Board of Directors of ACC covenanted and agreed to recommend that the stockholders approve the proposals and to use its commercially reasonable efforts to obtain any necessary approval by ACC's stockholders of the proposals; (iii) refrain from issuing or causing the publication of any press release or announcement with respect to the Merger or the related transactions without the consent of TCG, except where such release or announcement is required by law; (iv) use commercially reasonable efforts to ensure that each person who is or may be an "affiliate" of ACC within the meaning of Rule 145 promulgated under the 1933 Act enters into a letter agreement regarding the shares of TCG Class A Common Stock that such "affiliate" receives in the Merger as soon as practicable after the date of the Merger Agreement; and (v) if any antitakeover statute or regulation enacted under state or federal laws in the United States is or may become applicable to the Merger, grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of any such takeover statute.

CERTAIN COVENANTS OF TCG

 Employee Matters

  TCG has covenanted and agreed that, on and after the Effective Time, employees of ACC and its subsidiaries prior to the Effective Time who are employees of the Surviving Corporation or its subsidiaries will be provided with and permitted to participate in all Employee Plans and Compensation Arrangements (as those terms are defined in the Merger Agreement) provided to similarly situated employees of TCG and/or its subsidiaries, which Employee Plans and Compensation Arrangements may, in TCG's sole discretion, include Employee Plans and Compensation Arrangements of ACC, and the vesting of all outstanding ACC options and warrants or arrangements to acquire capital stock of ACC and all ACC SIRs shall accelerate immediately upon the Effective Time.

 Commercially Reasonable Efforts

  TCG covenanted and agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions and do or cause to be done, all things necessary to consummate the Merger and the transactions contemplated by the Merger Agreement, including, but not limited to, (i) obtaining all required consents from governmental authorities, (ii) timely filing all necessary documents under the HSR Act and (iii) causing the shares of TCG Class A Common Stock comprising the Merger Consideration to be approved for listing on Nasdaq as promptly as practicable.

  TCG is not required to agree to anything that would (i) prohibit or limit the ownership or operation by TCG or any of its subsidiaries or affiliates of any material portion of the business or assets of TCG or of such subsidiaries or affiliates, or compel TCG or any of its subsidiaries or affiliates to dispose of or hold separate any such material portion, (ii) impose limitations on TCG's ability to acquire or hold, or exercise full rights of ownership of, any shares of capital stock, including, without limitation, the right to vote any capital stock on all matters properly presented to stockholders, (iii) prohibit TCG or its subsidiaries or affiliates from effectively controlling the business or operations of TCG or (iv) otherwise materially adversely affect TCG or any of its subsidiaries or affiliates.

 Other Covenants

  Additionally, TCG covenanted and agreed, among other things, to (i) give ACC, its lenders and their respective authorized representatives access to all offices, other facilities, contracts, books and records of or pertaining to TCG; (ii) refrain from issuing or causing the publication of any press release or announcement with respect to the Merger or the related transactions without the consent of ACC, except where such release or announcement is required by law; and (iii) refrain from declaring, paying or setting aside any dividend or other distribution in respect of its equity securities or redeeming, purchasing or otherwise acquiring or offering to acquire any shares of its equity securities, other than such action which would result in an adjustment to the Merger Consideration or any such action pursuant to an employment agreement, employee plan or compensation arrangement.

CONDITIONS TO MERGER

 Conditions to Each Party's Obligations

  The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions: (i) the ACC stockholders must have approved the Merger and related transactions at or prior to the Effective Time; (ii) no order, judgment, injunction or action shall have been enacted by any governmental authority which prohibits or prevents the consummation of the Merger; (iii) any waiting period applicable to the Merger under the HSR Act shall have expired or earlier termination thereof shall have been granted and no action, suit, proceeding or investigation shall be pending by either the United States Department of Justice or the Federal Trade Commission to prevent the consummation of the transactions contemplated by the Merger Agreement (this condition has been satisfied); (iv) the Registration Statement, of which this Proxy Statement/Prospectus is a part, shall have been declared effective, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by any governmental authority; and (v) the shares of TCG Class A Common Stock comprising the Merger Consideration shall have been approved for listing on Nasdaq.

CONDITIONS TO OBLIGATIONS OF ACC

  The obligations of ACC to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by ACC: (i) the representations and warranties of TCG contained in the Merger Agreement that are modified by materiality or TCG Material Adverse Effect (as defined in the Merger Agreement) shall be true and correct and those that are not so modified shall be true and correct in all material respects, on the date of the Merger Agreement and as of the Effective Time as if made at the Effective Time; (ii) TCG shall have performed and complied with all of its covenants and agreements in all material respects and satisfied in all material respects all of the conditions required to be performed or complied with by it; and (iii) ACC shall have received an opinion from ACC's tax counsel that, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

CONDITIONS TO OBLIGATIONS OF TCG

  The obligations of TCG to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by TCG: (i) the representations and warranties of ACC contained in the Merger Agreement that are modified by materiality or ACC Material Adverse Effect (as defined in the Merger Agreement) shall be true and correct and those that are not so modified shall be true and correct in all material respects, on the date of the Merger Agreement and as of the Effective Time as if made at the Effective Time; (ii) ACC shall have performed and complied with all of its covenants and agreements in all material respects and satisfied in all material respects all of the conditions required to be performed or complied with by it; (iii) TCG shall have received an opinion from TCG's tax counsel that, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of

Section 368(a) of the Code; (iv) all governmental consents required for the consummation of the Merger and the related transactions shall have been obtained by final order, except as may be waived by TCG or those consents the failure of which to be obtained will not materially adversely affect the business, assets, financial condition, liabilities or the results of operations of the Surviving Corporation and its subsidiaries taken as a whole (this condition has been satisfied); and (v) TCG shall have received the opinion of special telecommunications counsel to ACC, in form and substance reasonably satisfactory to TCG and customary for similar transactions in such jurisdictions, covering regulatory matters in the Federal Republic of Germany, the United Kingdom, Canada, Massachusetts, New York, the United States and any other national or state jurisdiction in which ACC owns, leases or operates one or more telecommunications switching devices.

INDEMNIFICATION

  The indemnification provisions of the By-laws and the Certificate of Incorporation of the Surviving Corporation shall not be amended or repealed for six years after the Closing Date in any manner that would adversely affect the rights thereunder of individuals who immediately prior to the Closing Date were directors, officers, agents or employees of ACC unless otherwise required by applicable law. From and after the Effective Time, TCG and the Surviving Corporation shall jointly and severally indemnify, defend and hold harmless the directors, officers and agents of ACC as provided in ACC's Certificate of Incorporation, By-laws or indemnification agreements, as in effect as of the date of the Merger Agreement, with respect to matters occurring through the Closing Date.

  To the extent available, TCG agrees to cause the Surviving Corporation to maintain in effect for not less than three years after the Closing Date policies of directors' and officers' liability insurance comparable to those maintained by ACC with carriers comparable to ACC's existing carriers and containing terms and conditions which are no less advantageous in any material respect to the officers, directors and employees of ACC.

TERMINATION; TERMINATION FEES AND EXPENSES

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the stockholders of ACC: (a) by mutual written consent of TCG and ACC; (b) by either TCG or ACC if (i) the Merger is not consummated on or prior to November 26, 1998, provided that such right is not available to any breaching party, (ii) the approval of ACC's stockholders is not obtained at the Special Meeting or (iii) any governmental authority takes any action prohibiting the consummation of the Merger; (c) by TCG, if (i) ACC materially breaches any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach is not cured within 20 days after given written notice thereof to ACC, (ii) ACC breaches its agreement not to solicit any ACC Takeover Proposal and certain related provisions of the Merger Agreement and fails to promptly terminate the activity giving rise to such breach and fails to use commercially reasonable best efforts to cure such breach, (iii) the Board of Directors of ACC withdraws or adversely modifies its approval of the transactions contemplated by the Merger Agreement or approves any ACC Takeover Proposal, or (iv) any person other than TCG or any of its affiliates acquires beneficial ownership, or any "group" is formed which beneficially owns 10% or more of the voting power of ACC; or (d) by ACC, if (i) TCG materially breaches any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach is not cured within 20 days after giving written notice thereof to ACC, or (ii) prior to the time of the Special Meeting, in accordance with the provisions of the Merger Agreement described under "--Acquisition Proposals."

  ACC shall pay to TCG a termination fee of $32.5 million plus expenses of up to $7.5 million if the Merger Agreement is terminated under any of the following circumstances:

    (i) TCG terminates the Merger Agreement as a result of the Board of Directors of ACC having withdrawn or modified in a manner adverse to TCG its approval or recommendation of the Merger or having approved or recommended any ACC Takeover Proposal (as that term is defined in the Merger Agreement), in which case the fee shall be payable on the business day following termination of the Merger Agreement;

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

    (ii) ACC terminates the Merger Agreement pursuant to the terms of the Merger Agreement in connection with its receipt of an ACC Takeover Proposal, in which case the fee shall be payable concurrently with ACC's notice of termination; and

    (iii) (a) the Merger Agreement is terminated by TCG upon a material breach by ACC of the Merger Agreement which has not been cured, or the Merger Agreement is terminated by either TCG or ACC if the shareholders of ACC do not approve the Merger at the Special Meeting, (b) an ACC Takeover Proposal shall have been made before such termination and (c) such ACC Takeover Proposal shall have been consummated or an agreement relating thereto shall have been executed by ACC within twelve months of the date of such termination, which fee shall be payable on the date of consummation of such ACC Takeover Proposal.

EXPENSES

  All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated in the Merger Agreement shall be paid by the party incurring such costs or expenses.

AMENDMENT/WAIVER

  Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by a written agreement among ACC, TCG and MergerCo. Any failure of ACC or TCG to comply with any obligation, covenant, agreement or condition in the Merger Agreement may be waived by TCG or ACC, as the case may be, only by a written instrument signed by the party granting such waiver.

REGULATORY APPROVALS

  Consummation of the merger requires (a) notification pursuant to, and expiration or termination of the waiting period under, the HSR Act, (b) consents from the FCC, state public service or utility commissions (or comparable state governmental authorities) and foreign telephone administrations, if such consents, if not obtained, would have a material adverse effect on ACC or would materially and adversely affect the ability of ACC to perform its obligations set forth in the Merger Agreement or to consummate the transactions contemplated thereby, (c) filing with the Commission and the National Association of Securities Dealers, Inc., and (d) the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL. The waiting period under the HSR Act expired on January 23, 1998, and all requisite consents of the FCC, state public service and utility commissions and foreign telephone regulatory authorities have been obtained.

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

                      COMPARISON OF STOCKHOLDERS' RIGHTS

  If the Merger is consummated, holders of ACC Stock will become holders of TCG Class A Common Stock and the rights of former ACC stockholders will be governed by the TCG Certificate of Incorporation and the TCG Bylaws, as amended. Both ACC and TCG are incorporated under the laws of the State of Delaware. The rights of the TCG stockholders under the TCG Certificate of Incorporation and the TCG Bylaws differ in certain respects from the rights of ACC stockholders under the ACC Certificate of Incorporation and the ACC Bylaws. The following discussion summarizes certain differences between the rights of the TCG and ACC stockholders pursuant to their respective charters and Bylaws. THIS SUMMARY IS NOT INTENDED TO BE RELIED UPON AS AN EXHAUSTIVE LIST OR A DETAILED DESCRIPTION OF THE PROVISIONS DISCUSSED AND IS QUALIFIED IN THE ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH DOCUMENTS. For information as to how you can obtain such documents, see "Available Information."

BENEFICIAL OWNERSHIP OF STOCK

  As of March 23, 1998, the outstanding equity of TCG was beneficially owned approximately 65.4% by the Cable Stockholders. As a result of the disproportionate voting rights between the TCG Class A Common Stock and the TCG Class B Common Stock, as of March 23, 1998, the Cable Stockholders held approximately 95.0% of the combined voting power of the TCG Common Stock. After giving effect to the issuance of TCG Class A Common Stock in the Merger, the Cable Stockholders will continue to hold approximately 93.2% of the combined voting power of the outstanding TCG Common Stock. See "Security Ownership of Management and Principal Stockholders of TCG."

BUSINESS COMBINATIONS

  Generally, under the DGCL, the approval by the affirmative vote of the holders of a majority of the outstanding stock (or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock) of a corporation entitled to vote on the matter is required for a merger or consolidation or sale, lease or exchange of all or substantially all the corporation's assets to be consummated.

  The TCG Certificate of Incorporation does not contain any provisions relating to stockholder approval of business combinations.

STATE TAKEOVER LEGISLATION

  Section 203 of the DGCL generally prohibits any business combination (defined to include a variety of transactions, including (i) mergers and consolidations, (ii) sales or dispositions of assets having an aggregate market value equal to 10% or more of the aggregate market value of the corporation determined on a consolidated basis, (iii) issuances of stock (except for certain pro rata and other issuances), and (iv) disproportionate benefits from the corporation (including loans and guarantees) between a Delaware corporation and any interested stockholder (defined generally as any person who, directly or indirectly, beneficially owns 15% or more of the outstanding voting stock of the corporation) for a period of three years after the date on which the interested stockholder became an interested stockholder. The restrictions of Section 203 of the DGCL do not apply, however, (A) if, prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (B) if, upon consummation of the transaction resulting in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation at the time the transaction was commenced (excluding, for the purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and by certain employee plans of the corporation), (C) if, on or subsequent to such date, the business combination is approved by the board of directors and the holders of at least two-thirds of the shares not involved in the transaction or (D) under certain other circumstances.

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

  In addition, a Delaware corporation may adopt an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 of the DGCL if, in addition to any other vote required by law, such amendment is approved by the affirmative vote of a majority of the shares entitled to vote. Such amendment will not, however, be effective until 12 months after such stockholder vote and will not apply to any business combination with an interested stockholder who was such on or prior to the effective date of such amendment. Because the ACC Certificate of Incorporation and Bylaws do not opt out of Section 203 of the DGCL, such section of the DGCL is applicable to the Merger. The Board of Directors of ACC approved the Merger prior to the execution of the Merger Agreement and, therefore, Section 203 of the DGCL has been satisfied with respect to the Merger.

APPRAISAL RIGHTS

  Under the DGCL, stockholders have the right to demand and receive payment of the fair value of their stock in the event of a merger or consolidation. However, except as otherwise provided by the DGCL, stockholders do not have appraisal rights if, among other things, the consideration they receive for their shares consists of (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange (which is true in the case of the TCG Class A Common Stock) or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders,
(iii) cash in lieu of fractional shares of the corporations described in clause (i) or (ii) of this sentence, or (iv) any combination of shares of stock and cash in lieu of fractional shares described in the foregoing clauses
(i), (ii) and (iii). See "Summary--No Rights of Dissenting Stockholders."

STOCKHOLDER RIGHTS PLAN

  On October 3, 1997, the Board of Directors of ACC declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of ACC Stock. The dividend was paid on October 15, 1997 (the "Record Date") to the shareholders of record on October 15, 1997. Each Right entitles the registered holder to purchase from ACC one one-thousandth of a share (a "Unit") of Series A Preferred Stock, par value $1.00 per share (the "ACC Preferred Stock"), of ACC at a price of $150 per one one-thousandth of a share of ACC Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of October 3, 1997, as the same may be amended from time to time (the "Rights Agreement"), between ACC and First Union National Bank, as Rights Agent (the "Rights Agent").

  Initially, the Rights will attach to all certificates representing shares of outstanding ACC Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the ACC Stock and the "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than ACC, any subsidiary of ACC or any employee benefit plan of ACC or such subsidiary (an "Acquiring Person")) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 7.5% or more, for the period commencing November 7, 1997 and ending on December 31, 1998, and 15% or more thereafter, of the then outstanding shares of ACC Stock, and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 7.5% or more, for the period commencing November 7, 1997 and ending on December 31, 1998, and 15% or more thereafter, of the then outstanding shares of ACC Stock. Until the Distribution Date, (i) the Rights will be evidenced by ACC Stock certificates and will be transferred with and only with such ACC Stock certificates, (ii) new ACC Stock certificates issued after the Record Date (also including shares distributed from treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding ACC Stock will also constitute the transfer of the Rights associated with the ACC Stock represented by such certificates.

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by ACC. Pursuant to the Merger Agreement, the parties may terminate the Merger Agreement and the Merger if the Merger does not occur by November 28, 1998. Assuming that the Merger occurs prior to such date, the Rights will not be exercisable at all.

  The Rights Agreement, as amended, has been filed as an exhibit to ACC's Registration Statement on Form 8-A dated October 3, 1997 (as amended on Form 8-A/A dated December 10, 1997).

  TCG does not have a stockholder rights plan.

AMENDMENTS TO CHARTERS

  Under the DGCL, unless otherwise provided in the charter, a proposed charter amendment requires an affirmative vote of a majority of all votes entitled to be cast on the matter. If any such amendment would adversely affect the rights of any holders of shares of a class or series of stock, the vote of the holders of a majority of all outstanding shares of the class or series, voting as a class, is also necessary to authorize such amendment. The ACC Certificate of Incorporation provides that certain articles of its Certificate of Incorporation may not be altered, amended or repealed by shareholders except by the affirmative vote of the holders of at least 80% of the issued and outstanding ACC Stock, and also provides that special meetings of shareholders may only be called by the Chairman of the Board, President or the Board of Directors, and not by any shareholder.

  The TCG Certificate of Incorporation does not alter the basic DGCL requirements for the amendment of its charter.

AMENDMENTS TO BY-LAWS

  Under the DGCL, the power to adopt, alter and repeal the by-laws is vested in the stockholders, except to the extent that the charter or the by-laws vest it in the board of directors.

  The ACC Certificate of Incorporation provides that its Bylaws may not be altered, amended or repealed by shareholders except by the affirmative vote of the holders of at least 80% of the issued and outstanding ACC Stock, and also provides that special meetings of shareholders may only be called by the Chairman of the Board, President or the Board of Directors, and not by any shareholder.

  The TCG Certificate of Incorporation provides that the stockholders may alter, amend, repeal or adopt new Bylaws at any regular meeting of the stockholders or at any special meeting of the stockholders if notice of such alteration, amendment, repeal, or adoption of new Bylaws is contained in the notice of such special meeting.

PREEMPTIVE RIGHTS

  Under the DGCL, a stockholder does not possess preemptive rights unless such rights are specifically granted in the certificate of incorporation. Both the ACC and TCG certificate of incorporation do not provide for preemptive rights.

STOCKHOLDER ACTION

  Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted. ACC's Certificate of Incorporation expressly includes a provision prohibiting shareholders' action by written consent in lieu of a special or annual meeting.

  The TCG Certificate of Incorporation contains no provision prohibiting stockholder action by written consent. The TCG Bylaws permit stockholder action to be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of record of shares of TCG Common Stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which the holders of record of all shares of TCG Common Stock entitled to vote thereon were present and voted.

SPECIAL STOCKHOLDER MEETINGS

  The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws. The ACC Bylaws provide that special meetings of stockholders may be called at any time by the Chairman of the Board, or by the Chief Executive Officer, or by the President and Chief Operating Officer, or by a majority of the entire Board of Directors acting with or without a meeting.

  The TCG Bylaws provide that special meetings may be called by the President and must be called by the President or the Secretary upon the written request of a majority of the TCG Board or at the written request of stockholders owning a majority of the voting power of TCG's capital stock entitled generally to vote for the election of directors.

NUMBER AND ELECTION OF DIRECTORS

  The DGCL permits the certificate of incorporation or the by-laws of a corporation to contain provisions governing the number and terms of directors. However, if the certificate of incorporation contains provisions fixing the number of directors, such number may not be changed without amending the certificate of incorporation. The ACC Certificate of Incorporation provides that the number of directors shall be not less than three, with the exact number to be determined by the Board.

  The TCG Certificate of Incorporation provides that the number of directors shall be as provided for in the TCG Bylaws, unless the Bylaws fail to contain the provision for the number of directors, in which case the number of directors shall be 13. The TCG Bylaws provide that the number of directors is to be set according to the TCG Certificate of Incorporation.

  In addition, the Amended Stockholders' Agreement provides that at each annual meeting of TCG's stockholders at which directors are elected, the holders of the TCG Class B Common Stock will vote their shares in favor of nominees for director to be designated as follows: (i) the holders of TCG Class B Common Stock will designate ten nominees (with the right of a holder of TCG Class B Common Stock to designate one or more nominees depending on the percentage of the TCG Class B Common Stock held by it), (ii) the Board of Directors of TCG will designate by unanimous consent the Chief Executive Officer of TCG as a nominee and (iii) the Board of Directors with the unanimous approval of the holders of TCG Class B Common Stock that have the right to designate nominees for director shall designate two individuals as nominees for director who are neither employed by nor affiliated with TCG or any holder of TCG Class B Common Stock. Under the Amended Stockholders' Agreement, a holder of TCG Class B Common Stock generally is entitled to designate one director nominee for each 9% of the outstanding shares of TCG Class B Common Stock held by it and its affiliates. The effect of the Amended Stockholders' Agreement is that the holders of the TCG Class A Common Stock do not have the effective voting power, as a class, to nominate any individuals for election to the Board of Directors.

REMOVAL OF DIRECTORS

  The DGCL provides that a director or directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors, except that (i) members of a classified board may be removed only for cause, unless the certificate of incorporation provides otherwise and (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may

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

be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors or of the class of directors of which such director is a part. ACC's Bylaws provide that any or all directors may be removed for cause or without cause only by a majority vote of all outstanding shares of stock.

  The TCG Bylaws provide that a director or directors may be removed with or without cause at any time by vote of the holders of record of a majority of the voting power of the capital stock, or by written consent of the holders of record of a majority of the voting power of the capital stock.

VACANCIES

  Under the DGCL, unless otherwise provided in the certificate of incorporation or the by-laws, vacancies on the board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, provided that, in the case of a classified board, such vacancies and newly created directorships may be filled by a majority of the directors elected by such class, or by the sole remaining director so elected. In the case of a classified board, directors elected to fill vacancies or newly created directorships shall hold office until the next election of the class for which such directors have been chosen, and until their successors have been duly elected and qualified. In addition, if, at the time of the filling of any such vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office. The ACC Bylaws provide that vacancies are to be filled by the vote of a majority of the directors then in office, although less than a quorum, and all such directors elected to fill a vacancy remain in office until the next annual election.

  The TCG Bylaws provide that all directors elected to fill vacancies or newly created directorships shall remain in office until the next annual election and until their successors are duly elected and qualified.

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

                          LEGISLATION AND REGULATION

  Introduction. TCG is subject to federal and state regulation. In most states, TCG is subject to certification and tariff filing requirements with respect to intrastate services. TCG is permitted to file tariffs for interstate access services with the FCC, although such tariff requirements are generally less onerous than those imposed on ILECs which offer similar services. On June 19, 1997, the FCC adopted an Order that permits CLECs like TCG to voluntarily withdraw their FCC tariffs for most interstate services. TCG has not decided whether to withdraw its FCC tariff. On the same day, the FCC initiated a further inquiry to determine whether to require that competitive local exchange carriers like TCG withdraw their tariffs. While TCG cannot predict what decision the FCC will reach in this further inquiry, were the FCC to require the withdrawal of TCG's tariffs and replacement of those tariffs with contractual arrangements, TCG could incur substantial legal and administrative expense.

  Under the 1996 Act, all local exchange carriers, including TCG, must interconnect with other carriers, make their services available for resale by other carriers, provide non-discriminatory access to rights of way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. TCG, ILECs, other CLECs and long distance carriers, will also be required to contribute some portion of their gross revenues (subject to adjustments) to the support of universal service programs under the FCC's rules implementing the universal service provisions of the 1996 Act, which were adopted on May 7, 1997. This order is the subject of appeals pending before the U.S. Court of Appeals for the Fifth Circuit. For the first quarter of 1998, the federal universal service surcharge will be
0.72 percent of all revenues and 3.19 percent of interstate and international revenues for all carriers with interstate revenues. State universal service proceedings are at various stages of implementation, but it is likely that both federal and state contribution requirements will increase substantially in 1999. TCG may also be eligible to receive funds from universal service programs if TCG provides services to schools and libraries. Several parties have sought judicial review of the FCC's universal service rules. In addition, the 1996 Act allows states to adopt universal service rules, so long as they are not inconsistent with the federal program.

  Interconnection/Access Arrangements. Under the 1996 Act, ILECs are required to negotiate with TCG to provide for interconnection to the ILEC network. In the event that an interconnection agreement cannot be negotiated the 1996 Act provides for mandatory arbitration before state public utility commissions ("State PUCs"). TCG was able to reach negotiated agreements with NYNEX (now owned by Bell Atlantic) for New York, with Pacific Telesis (now owned by SBC Communications) for California and with BellSouth for its entire region. TCG was required to seek arbitration with ILECs to obtain interconnection agreements in other states where TCG operates. TCG has concluded its initial set of arbitrations and its interconnection agreements are either final or nearing final regulatory approval. However, some ILECs are seeking judicial review of the arbitrated decisions and certain of TCG's final interconnection agreements are subject to appeal to federal and state courts as permitted by the 1996 Act. In particular, TCG's state-arbitrated agreements with U S WEST in Arizona, Colorado, Oregon and Washington State have been appealed by U S WEST. On January 7, 1998, the U.S. District Court in Washington granted TCG's motion and dismissed the U S WEST appeal. The appeals in Arizona, Oregon and Colorado are continuing. TCG's appeal of its Wisconsin arbitration decision was dismissed on October 15, 1997. An additional arbitration appeal brought by SBC Communications is continuing in Texas. In none of these appeals have any preliminary injunctions been sought or granted, and accordingly the interconnection agreements remain valid and in effect in each jurisdiction.

  On August 8, 1996, the FCC released both a First Report and Order and a Second Report and Order and a Memorandum Opinion and Order (collectively, the "Interconnection Orders"). The Interconnection Orders established a framework of minimum national standards and procedures to enable State PUCs and the FCC to begin implementing many of the local competition provisions of the 1996 Act. On September 27, 1996, the FCC issued an Order on Reconsideration of the First Report and Order, in which it added a non-usage-sensitive charge to the rate for unbundled switching and clarified that, as a practical matter, an interexchange carrier ("IXC") could not lease unbundled switching for the provision of exchange access service only until July 1, 1997. The

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

new rules were scheduled to become effective on September 30, 1996. On October 15, 1996, however, the U.S. Court of Appeals for the Eighth Circuit issued a stay of certain provisions of the rules pending its resolution of numerous petitions for review filed by ILECs and others. Specifically, the Court stayed the FCC's pricing rules and its "pick and choose" rule, which would have allowed CLECs to receive the benefit of the most favorable provisions contained in an ILEC's agreements with other carriers. On July 18, 1997, the Court of Appeals held that the pricing rules and the "pick and choose" rule exceeded the FCC's authority and were inconsistent with the terms of the 1996 Act. The Court of Appeals also invalidated the FCC's rule requiring that interconnection agreements negotiated prior to enactment of the 1996 Act be submitted to state commissions for approval, and it held that the FCC had no authority to review or enforce agreements approved by state regulators. On rehearing, the Court of Appeals further held that the FCC has no authority to prohibit ILECs from disconnecting unbundled network elements from each other when competitors ask ILECs to refrain from doing so. The Supreme Court has rejected applications to vacate a stay of the FCC's rules pending appeal, but it has agreed to hear arguments on the merits of the case in the fall of 1998.

  As indicated above, an FCC rule temporarily precluded IXCs from leasing unbundled switching (and other unbundled network elements) from ILECs for the provision of exchange access only. The effect of this rule lapsed on June 30, 1997. Since that date, IXCs have been free in principle to lease switching and other network elements from ILECs (through IXC-affiliated CLECs) and to use those facilities for exchange access, with or without any local facilities being provided by the IXCs themselves. On August 18, 1997, the FCC issued an order clarifying that CLECs would be permitted to lease access to ILEC switches and interoffice circuits on a per-minute basis. Subsequent court decisions, however, have made it difficult for IXCs to avoid payment of access charges merely by combining unbundled network elements through affiliated CLECs. The July 18, 1997, Court of Appeals Order vacated an FCC rule directing ILECs to recombine unbundled network elements when asked to do so by requesting CLECs. On October 14, 1997, the Eighth Circuit further ruled that CLECs may not direct ILECs to refrain from disconnecting unbundled network elements from each other. As a consequence, CLECs must either combine the elements themselves or purchase entire retail services at the applicable wholesale discounts if they wish to offer local services to their customers. These decisions make it more difficult for IXCs to use affiliated, non-facilities-based CLECs as vehicles for obtaining discounted network elements, and improve the competitive position of facilities-based CLECs like TCG.

  ILEC Provision of InterLATA Services. The 1996 Act requires the Bell Operating Companies (Ameritech, Bell Atlantic, BellSouth, SBC Communications and U S WEST) to satisfy certain conditions and obtain FCC approval before they are permitted to provide long distance services in their local telephone service areas. On June 27, 1997, in its first decision on an application by an ILEC for permission to provide long distance services, the FCC found that the ILEC (SBC Communications) had not satisfied the statutory requirements, and it denied SBC's application to offer long distance in Oklahoma. SBC has appealed the denial of its application. The FCC rejected a similar petition by Ameritech for Michigan on August 19, 1997, on the grounds that the technical quality of services that it provides to competitors is inadequate and its systems for receiving and responding to requests for service from competitors requires substantial improvement. Ameritech has appealed the rejection of its petition. On September 30, 1997, BellSouth Corporation filed an application with the FCC for permission to provide long distance service in South Carolina. The FCC on December 24, 1997, denied the application, and BellSouth has appealed the FCC's ruling. On November 6, 1997, BellSouth filed an application with the FCC for authority to offer long distance services in Louisiana. On February 4, 1998, the FCC denied BellSouth's application. BellSouth has appealed the FCC's denial of its application to the U.S. Court of Appeals for the District of Columbia Circuit.

  On December 31, 1997, a federal judge in Texas held that statutory restrictions on the Bell Operating Companies' ("BOCs") provision of long distance and manufacturing services are an unconstitutional bill of attainder because the restrictions target the BOCs without imposing similar restrictions on other similarly situated companies. The decision has been appealed to a federal court of appeals. If upheld, this ruling could allow BOCs to provide interLATA communications services and engage in manufacturing. However, any provision of long distance service by BOCs would remain subject to review and authorization by state commissions and the FCC, which might impose conditions or requirements that could require or encourage BOCs to open their networks to local competition. Additionally, if the District Court decision is upheld, it is possible that the United States Department of Justice or the U.S. District Court formerly charged with the administration of the Modified Final Judgment might take actions in response thereto.

  Access Charge Reform. On December 24, 1996, the FCC adopted certain changes and proposed other changes in the interstate access charge system. The FCC relaxed certain restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. The FCC also proposed rules to reform the interstate access charge rate structure, including proposals that would either grant ILECs increased pricing flexibility based on increased levels of competition, or mandate lower rates regardless of the level of competition. On May 7, 1997, the FCC issued an Order relating to access charge reform and other matters. The FCC enacted a number of reforms of its switched access rates and adopted rules that will provide discounts to users of certain CLEC switched access transport services, such as those provided by TCG. The first stage of the FCC's reform went into effect on January 1, 1998. Reform of the FCC's access charge rules will result in a significant restructuring of the rates for ILEC interstate switched access services, and a significant increase in pricing flexibility for ILECs. The FCC's access reform decisions have been appealed to the U.S. Court of Appeals for the Eighth Circuit.

  Certain of the FCC's access charge reforms are intended to produce a phased transition leading to rates for ILEC tandem switched access services that are closer to the ILECs' costs. Prior FCC policies had required ILECs to price tandem access services below cost, making up the difference by pricing other access services above cost. TCG believes that the new policies will improve TCG's position in competing for the provision of tandem-switched services. Other elements of the FCC's access reforms will lead to lower ILEC rates for certain switched access services, or a restructuring of ILEC switched access rates. These restructured rates could make ILEC exchange access services more attractive to certain high-volume IXCs while reducing the attractiveness of ILEC exchange access services for lower-volume IXCs.

  Treatment of Internet Calls. Various ILECs have urged the FCC to require ISPs to pay the same rates that IXCs pay for access to public switched telephone exchanges. Although this position was rejected by the FCC in its May 7, 1997, access charge Order, certain ILECs have also taken the position that they will not pay the reciprocal compensation normally associated with a local call to CLECs with respect to telephone services from the ILEC's customer to an ISP served by a CLEC on the grounds that such calls are exchange access calls rather than local calls. TCG believes these positions are contrary to the 1996 Act and every state commission which has so far considered the issue has declared that ILECs should pay CLECs reciprocal compensation for the Internet traffic. However, no prediction can be made whether the ILECs ultimately will be successful in asserting their positions. If state commissions, the FCC or courts were to reach final decisions which found in favor of the ILECs, such decisions could result in a material adverse effect on TCG, both as an ISP itself and as a provider of TCG local exchange services to other ISPs.

  Pay Telephone Compensation. The U.S. Court of Appeals for the District of Columbia decided on July 1, 1997 to reject the system adopted by the FCC for the compensation of providers of pay telephone services by long distance companies. The Court remanded the matter to the FCC for further proceedings. TCG, as a provider of pay telephone services in a number of cities, is a recipient of such pay telephone compensation payments. On October 9, 1997, the FCC adopted new rules which reduce the compensation to providers of pay telephone services.

  Universal Service. In its implementation of the 1996 Act, the FCC established new federal universal service mechanisms. Under the new rules, CLECs gain access to universal service subsidies but are required to contribute to both federal and state universal service funds. Carrier contributions to the federal universal service fund ("USF") are intended to support universal service in rural and high cost areas, services provided to low income consumers and services provided to schools, libraries, and rural health care providers. The contribution factors for the first quarter 1998 contributions are 3.19% of CLECs' estimated quarterly interstate and international gross end user telecommunications revenue and .72% of CLECs' estimated quarterly intrastate,

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interstate and international gross end user telecommunications revenue. The contribution factors for the second quarter 1998 contributions are 3.14% and
 .76% respectively. TCG and ACC cannot predict the exact amount of the federal USF contributions for the remaining quarters of 1998, or thereafter, until the FCC issues contribution factors for such periods. However, starting in 1999, the USF contributions are expected to increase when for the first time the explicit subsidy system begins to support service to the rural areas served by the larger ILECs.


  Also beginning in 1998, the FCC will apply a 3.2% levy to international and interstate telecommunications only to support existing subsidies for rural telephone carriers and low income individuals. The levy rate on interstate and international revenues could rise significantly in 1999 when the USF is expanded to provide support for telephone service to rural areas situated within the territories of larger ILECs. State universal service levies are at various stages of enactment, and are likely to take effect no later than the first quarter of 1999. Those rates will vary from state to state and TCG cannot predict what the levy rates will be at this time.

  A number of parties have challenged the FCC's universal service order and the cases have been consolidated in the U.S. Court of Appeals for the Fifth Circuit. Either the FCC's reconsideration of its rules or a judicial determination could result in a change in CLEC support payments required for federal universal service programs. Parties sought stays of the rules from both the FCC and the Fifth Circuit. On October 21, 1997, the Fifth Circuit denied those requests.

  Other 1996 Act Provisions. The 1996 Act contains other provisions that potentially could affect TCG's business, which may be subject to FCC rulemaking and judicial interpretation, including a provision that limits the ability of a cable television operator and its affiliates to acquire more than a 10% financial interest or any management interest in an ILEC or CLEC that provides local exchange service in such cable operator's franchise area.

  Telephone Number Portability Issues. On July 2, 1996, the FCC released its First Report and Order and Further Notice of Proposed Rulemaking promulgating rules and regulations to implement Congress' statutory directive concerning number portability (the "Number Portability Order"). The Number Portability Order was modified on March 6, 1997. As modified, the Number Portability Order requires all ILECs and CLECs to begin phased deployment of a long-term service provider portability method in the 100 largest Metropolitan Statistical Areas ("MSAs") no later than October 1, 1997, and to complete deployment in those MSAs by December 31, 1998 for all MSAs in which another carrier has made a specific request for the provision of portability. After December 31, 1998, each ILEC and CLEC must make number portability available within specific time frames after receiving a specific request by another telecommunications carrier. Until long-term service portability is available, ILECs and CLECs must provide interim versions of number portability as soon as reasonably possible after a specific request from another carrier.

  On August 18, 1997, the FCC released its Second Report and Order on number portability, implementing various specific aspects of the number portability program. As new carriers are at a competitive disadvantage without telephone number portability, the Number Portability Orders should enhance the ability of TCG to offer service in competition with the ILECs, but it is uncertain how effective these regulations will be in promoting number portability. The Number Portability Order does not address how the costs of implementing long-term service portability, which could be substantial, will be recovered.

  State Regulation. Most State PUCs require carriers that wish to provide local and other jurisdictionally intrastate common carrier services to be authorized to provide such services. TCG's operating subsidiaries are authorized to provide local exchange services in Alabama, Arizona, California, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Nebraska, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, Virginia, Washington and Wisconsin. TCG expects to file for CLEC authority in a number of additional states, and to seek geographically broadened authority in states in which it already holds CLEC authority for portions of the state.

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

  TCG typically is not subject to price regulation or to rate of return regulation for its intrastate services. In most states, TCG is required to file tariffs setting forth the terms, conditions and prices for its intrastate services. In some jurisdictions, the tariff can list a rate range for intrastate services. TCG may be subject to additional regulatory requirements in some states, such as quality of service requirements, the requirement to offer residential service and make universal service contributions. In New York and New Jersey, TCG has authority to borrow up to $4 billion in long term debt, which is sufficient to amortize all current long term indebtedness of TCG.

  Local Government Authorizations. TCG may be required to obtain from municipal authorities in certain cities street opening and construction permits and other rights-of-way to install and expand its digital networks. In some cities, TCG's affiliates or subcontractors may already possess the requisite authorizations to construct or expand TCG networks.

  In some of the metropolitan areas where TCG provides network services, TCG may pay license or franchise fees. There can be no assurance that municipalities that do not currently impose fees will not seek to impose fees in the future, nor is there any assurance that following the expiration of existing authorizations, fees will remain at their current levels. Under the 1996 Act, such fees must be fair and reasonable, applied on a competitively neutral and non-discriminatory basis and be publicly disclosed by the relevant governmental entity. There can be no assurance, however, that municipalities that currently favor the ILECs will conform their practices in a timely manner or without legal challenges by TCG or another CLEC. In September 1996, TCG filed suit in federal district court alleging that the City of Dearborn, Michigan acted in an unlawful and discriminatory manner in imposing a fee equal to a percentage of gross revenues for its use of public rights-of-way, which fee is not imposed on the local ILEC (Ameritech Michigan) in violation of applicable state law and Section 253(c) of the 1996 Act. TCG's suit is currently pending in the U.S. District Court for the Eastern District of Michigan (Southern Division). The City of Dearborn has asserted counterclaims against TCG and motions for summary judgment by both parties are pending. In addition, in July 1996, a subsidiary of TCG, Teleport Communications (New
York) ("TCNY") filed suit in U.S. District Court in Newark, New Jersey alleging that an ordinance adopted by the Township of Bloomfield, New Jersey imposing a fee per linear foot per year for the right to use a public right-of-way is unlawfully discriminatory, in violation of the United States Constitution and Section 253(c) of the 1996 Act. The lawsuit has been settled and the Township of Bloomfield has enacted a new ordinance. In addition, in February 1997 the City of Chattanooga joined TCG in a pending action in the U.S. District Court for Eastern Tennessee seeking to interpret the nondiscriminatory and competitively neutral requirements of Section 253(c) of the 1996 Act. On October 24, 1997, the District Court granted the defendants' motion for summary judgment, ruling that the City's franchise requirements violated state law.

  TCNY and the City of New York entered into a Franchise Agreement, dated as of May 2, 1994 (the "New York Franchise") pursuant to which the City of New York granted TCNY the non-exclusive right for a term of fifteen years to provide Telecommunications Services (as defined in the New York Franchise) in the City of New York. In addition to other payments specifically required by the New York Franchise, the New York Franchise requires that TCNY pay to the City of New York as an annual franchise fee an amount based on a percentage of TCNY's gross revenues. TCG is restricted under the terms of the New York Franchise from providing cable service or mobile telecommunications services in the City of New York.

  Regulation of International Services. TCG is authorized to provide resale and facilities-based international telecommunications services to its customers in the United States. If its acquisition of ACC is completed, TCG will provide international telecommunications services to customers in Canada, the United Kingdom, and Germany, and it will become a reseller of local telephone service in Ontario and Quebec, Canada. Thus, the regulatory situations in Canada, the United Kingdom, and to a lesser extent in Germany will have an immediate impact on business operations that TCG is proposing to acquire in those countries. TCG will also be affected by the regulatory situation in additional countries, both because its customers communicate with other places around the world and because other urban centers can provide TCG with expansion opportunities applying its expertise in the provision of competitive local exchange services.

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

  On February 15, 1997, delegations from 69 countries concluded an historic series of negotiations by indicating their conditional acceptance of the World Trade Organization ("WTO") Agreement on Basic Telecommunications Services ("the Basic Telecom Agreement"). Countries representing approximately 82 percent of world telecommunications revenues and approximately 79 percent of the world economy committed themselves to open their telecommunications markets, including local telephone exchanges, to competition by 1998, conditional upon ratification and implementing acts by all of the signatory countries. On January 26, 1998, a meeting of WTO members agreed that the pact would enter into force on February 5, 1998, despite the fact that a handful of signatory countries representing less than 5 percent of world telecommunications traffic had not completed the ratification process.

  Much of the language used in the Basic Telecom Agreement resembles language in the 1996 Act. The most far-reaching paragraph in the primary reference document provides that interconnection with a major supplier will be ensured "at any technically feasible point in the network," under non-discriminatory terms and conditions, in a timely fashion under terms, conditions (including technical standards) and cost-oriented rates that are transparent, reasonable, and sufficiently unbundled that the competitive entrant will not need to pay for network components or facilities that it does not require. In the United States, similar language is interpreted as requiring incumbent local exchange telephone companies to provide unbundled local loops at cost-based rates and to allow interconnection with the competitive supplier's network at the telephone company's switching office. It remains to be seen how other countries will interpret that language, and to what extent they will adopt and enforce regulations encouraging competitive entry.

  In the United States, there has been extensive litigation and disputes over the terms, conditions and implementation of interconnection. It is reasonable to assume that the process of implementing other countries' commitments under the Basic Telecom Agreement will be at least as difficult. The United States had a quarter century of experience with various forms of telecommunications competition before the 1996 Act was adopted, but most other countries have had far less experience with competition. As far-reaching as the WTO Basic Telecom Agreement may appear on its face, it will be meaningful only to the extent that it is effectively enforced. The WTO dispute resolution process will not be freely accessible to any company that considers itself an injured party. Under United States law, no person other than the United States government itself will have any cause of action or defense before the WTO. This is consistent with the WTO's Dispute Annex, which itself provides an opportunity for action or defense only by WTO members, that is, governments. The implication is that national governments both in the United States and in other countries will serve as gatekeepers and will exercise their sovereign authority to choose which cases to litigate. Thus, TCG's ability to invoke any rights provided by the Basic Telecom Agreement will be dependent upon the willingness of a host government to pursue issues of concern to TCG. TCG can provide no assurance that the United States or any other host government will be willing to pursue TCG's concerns through the WTO dispute resolution process or that, if such a government were willing to do so, that it would obtain a favorable ruling from the WTO.

 Regulation of International Services in the United States

  ACC's U.S. subsidiaries are subject to certification and tariff filing requirements for all international operations. ACC has been required to seek separate certification authority from the FCC to provide private line or switched services or to resell private line services between the U.S. and any foreign country. ACC's ACC Global Corp. subsidiary has received authority from the FCC to resell private lines for switched services between the U.S. and Canada, and was the first entity to file to obtain such authority between the U.S. and the United Kingdom, which it received in September 1994. ACC has sought authority to resell private lines on a switched service basis between the U.S. and other countries. ACC is also authorized to acquire interests in international facilities, enabling its recent acquisition of IRUs. Additionally, TCG, through certain subsidiaries, holds international operating authority from the FCC allowing it to resell international services provided by other carriers, and to interconnect internationally on a facilities basis. TCG's international authority is comparable to that of ACC.

  Under recently adopted FCC policies and under proposals to implement the WTO agreement, it could become easier, from a regulatory perspective, to obtain such authority for additional markets. In November 1997,

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

the FCC adopted an order revising a special rule that had applied to carriers seeking to connect international private lines to the public-switched network and provide services to the public. Previously, the agency had required carriers seeking to provide such service to demonstrate that the foreign country on the other end of the private line allows resale opportunities equivalent to those permitted in the U.S. The FCC said that it will no longer require equivalency demonstrations in such applications involving WTO member countries, if at least 50 percent of the U.S.-billed traffic on the routes in question are at or below rate benchmarks approximating carrier costs. Otherwise, equivalency demonstrations will continue to be required before the agency will grant authorization to interconnect international private lines to public switched telephone networks.

  In compliance with U.S. commitments made under the Basic Telecom Agreement, the FCC has modified its regulations to accommodate increased entry by foreign carriers into the U.S. market. These regulatory changes could expose TCG's international services to increased competition, though similar developments in other WTO countries could open up additional opportunities for TCG abroad.

 Regulation in Canada

  Long Distance Telephone Service in Canada. Long distance telecommunications services in Canada generally are subject to regulation by the CRTC. As a result of significant regulatory changes during the past several years, the historical monopolies for long distance service granted to regional telephone companies in Canada have been terminated. This has resulted in a significant increase in competition in the Canadian long distance telecommunications industry. Competition is also emerging in many other segments of the market. However, despite the very impressive competitive in-roads that have been made in the long distance market, the Stentor companies continue to have the vast share of the local and calling card markets. The CRTC continues to take steps toward increased competition.

  Commencing in 1990 the CRTC permitted non-facilities-based carriers such as ACC Canada to compete on a resale basis in long distance markets internationally and domestically in certain parts of Canada. In 1992 the CRTC permitted domestic facilities-based long distance competition in certain parts of Canada. Over the next several years domestic long distance competition was extended to most parts of Canada. In addition to any charges for the use of resold facilities, long distance competitors must pay contribution charges which are remitted to incumbent and competitive local exchange carriers. These contribution charges represent a portion of the subsidy that long distance services have traditionally contributed to the provision of local exchange services. As well, long distance competitors must pay other charges in respect of network modification, switching, aggregation, billing, collecting and other costs. The levels of these various charges and the services to which they are applied are determined by the CRTC and are subject to change by the CRTC from time to time.

  In a decision released in May 1997, the CRTC removed restrictions on international simple resale by Canadian domestic transmission facilities-based carriers. Prior to this decision, only non-facilities based carriers such as ACC Canada were permitted to engage in international simple resale. The decision also re-emphasized the restriction on "switched hubbing" (i.e. routing Canada overseas traffic to or from a destination country over resold international private lines supplied by Teleglobe Canada between Canada and an intermediary country), unless agreed to by all countries or operating authorities involved, including Teleglobe Canada. After subsequent proceedings in the courts and the CRTC to vary or reverse these rulings, the CRTC determined in December 1997 to permit switched hubbing. Teleglobe Canada has subsequently applied to the CRTC seeking an order staying the CRTC's December 1997 ruling on switched hubbing and filed a petition to the Governor in Council requesting the switched hubbing restriction be reinstated pending a review of Teleglobe Canada's regulatory regime as referenced below.

  In February 1996, the CRTC introduced a regime of price regulation for Teleglobe Canada's services to be in effect from April 1996 to December 1999, barring any exceptional changes to Teleglobe Canada's operating environment. Required Teleglobe Canada rate reductions have the effect of reducing the price ACC can charge its customers. In February 1997, the Canadian government committed under the WTO negotiations to terminate Teleglobe Canada's status as the monopoly transmission facilities-based provider of Canada-overseas

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

telecommunications services by October 1, 1998. The Canadian House of Commons has passed legislation to implement this change in Teleglobe's status, to put in place a licensing regime for telecommunications service providers providing international telecommunications services within a class or classes specified by the CRTC, and to administer numbering resources in Canada. In October 1997 the CRTC issued a public notice asking for comments on, among other things, the licensing and regulatory regime which should be used for Teleglobe Canada and other international telecommunications services providers after October 1, 1998. The CRTC suggested that international services provided by resellers might be within such a regime.

  In December 1997, the CRTC released a decision under which it will forbear from regulation of Stentor toll and toll-free services. Among other things, the Stentor companies will no longer be required to file tariffs for these services, and these services will no longer be required to meet an imputation test (which prevented pricing below cost). However, the CRTC will continue to apply a cap on overall North American basic toll rates charged by the Stentor companies, and will continue to exercise some of its powers with respect to just and reasonable rates and prohibitions on unjust discrimination and undue preference in respect of these services. The CRTC also released a decision under which it will forbear from regulation of certain Stentor high capacity interexchange private line services on specified high traffic routes. Among other things, the Stentor companies will no longer be required to file tariffs for these services or demonstrate that the rates for them are just and reasonable, there will no longer be a prohibition on unjust discrimination and undue preference in respect of these services, and these services will no longer be required to meet an imputation test.

  In June 1997 Stentor applied to the CRTC for: (i) the elimination of contribution charges payable by alternate providers of long distance services such as ACC on international circuits, with offsetting adjustments to domestic contribution rates; or (ii) the implementation of a per-minute contribution mechanism applicable to international long distance minutes, rather than the per-circuit mechanism still used for international circuits. In December 1997, the CRTC issued an order retaining per-circuit contribution rates, but increasing them to reflect carriage of 14,000 rather than 7,000 minutes per circuit per month.

  ACC cannot predict the timing or the outcome of any of the pending and ongoing proceedings described above, or the impact they may have on the competitive position of ACC Canada.

  Local Telephone Service in Canada. On May 1, 1997, the CRTC released a number of decisions which opened the Canadian local telecommunications market to competition. The decisions apply in the territories of the Stentor telephone companies, except SaskTel in Saskatchewan (which has subsequently announced plans to open local telephone service in the province to competition). The decision enables the systems operated by competitive local exchange carriers ("CLECs") to be interconnected with the systems operated by incumbent local exchange carriers ("ILECs"). CLECs will not merely be customers of ILECs, but will be carriers equal in status to ILECs in the local exchange market.

  CLECs will have access to the following services of the ILECs found to be essential by the CRTC: central office codes; subscriber listings; and local loops situated in small urban and rural areas. These facilities are subject to mandatory unbundling and mandated pricing. A number of other items, while not found to be essential, were directed by the CRTC to be unbundled for a period of five years, during which period those items are also to be provided to competitors at mandated prices.

  The May 1 decisions replaced the historical rate base rate of return regulation of ILECs with price cap regulation for an initial period of four years. In order to prevent ILECs from engaging in anti-competitive pricing, ILECs will be required to demonstrate that services provided to their customers are not priced below cost.

  Prior to these decisions, competitors could resell Centrex and other bulk services, as well as individual business lines. Resale of residential lines was not allowed. The decisions now allow competitors to resell all bundled local services (including residential lines), and those services which are unbundled pursuant to the decisions. However, contrary to the submissions of some resellers, the CRTC did not order the ILECs to provide their services to resellers at wholesale prices, but rather such services were to be sold to resellers at the same

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

price that retail customers paid to purchase such services. Therefore, the scope for non-facilities-based local competition is significantly restricted.

  A subsequent decision of the CRTC in June 1997 allowed transmission facilities-based local and long distance carriers (but not resellers such as ACC Canada) to "co-locate" their equipment in the central offices of ILECs on terms and conditions contained in tariffs or intercarrier agreements.

  A number of issues relating to local competition remain to be resolved, including the determination of final rates, finalization of arrangements regarding local number portability, and certain other interconnection arrangements.

  Under the local competition decisions, only transmission facilities-based carriers (which are required, among other things, to meet majority Canadian ownership requirements) may become CLECs. In September 1997 ACC Canada asked the CRTC to remove this requirement and to establish entry procedures and regulatory obligations for telecommunications service providers that are not facilities-based carriers but that wish to become CLECs.

  ACC cannot predict the timing or the outcome of any of the pending and ongoing proceedings described above, or the impact they may have on the competitive position of ACC Canada.

  Telecommunications Act. In October 1993, the Telecommunications Act replaced the Railway Act (Canada) as the principal telecommunications regulatory statute in Canada. This Act provides that all federally-regulated telecommunications common carriers as defined therein (essentially all transmission facilities-based carriers) are under the regulatory jurisdiction of the CRTC. It also gives the federal government the power to issue directions to the CRTC on broad policy matters. The Act does not subject non-facilities-based carriers, such as ACC Canada, to foreign ownership restrictions, tariff filing requirements or other regulatory provisions applicable to facilities-based carriers. However, to the extent that resellers acquire their own facilities in order to better control the carriage and routing of their traffic, certain provisions of this Act may be applicable to them.

 Regulation in the United Kingdom

  In the United Kingdom, telecommunication services are subject to specific legislation and provisions contained in telecommunications licenses issued under the Telecommunications Act 1984. It is a criminal offense to run a telecommunications system without a license. Licenses are granted by the Secretary of State for Trade and Industry following recommendation by the Department of Trade and Industry ("DTI"). Enforcement and modification of licenses is undertaken by the Director General of the Office of Telecommunications ("Oftel") under powers contained in the Telecommunications Act 1984.

  Until 1982, British Telecom was the sole provider of public telecommunications services throughout the U.K. This monopoly ended when, in 1982, the British government granted Mercury Communications Ltd., which has since been acquired by CWC, a license to run its own telecommunications system under the British Telecommunications Act 1981. Both British Telecom and CWC are licensed under the subsequent Telecommunications Act 1984 to run transmission facilities-based telecommunications systems and provide telecommunications services.

  In 1991, the British government established a "multi-operator" policy to replace the duopoly that had existed between British Telecom and CWC in the U.K. The duopoly continued in respect of international facilities until 1996 (see below). It is the stated goal of Oftel under the multi-operator policy to create a competitive market for telecommunications services from which detailed regulation can eventually be withdrawn. Under the existing multi-operator policy, the DTI will recommend the grant of a license to operate a telecommunications network to any applicant that the DTI believes has a reasonable business plan and where there are no other overriding considerations not to grant such license. All public telecommunications operators and international facilities operators operate under individual licenses granted by the Secretary of State for Trade

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

and Industry pursuant to the Telecommunications Act 1984. Currently, carriers operating under licenses which carry the necessary authorization are permitted to interconnect with British Telecom's network, subject to equipment compatibility. Under the terms of its license, British Telecom is required to allow any such licensed operator to interconnect its system with British Telecom's system, unless it is not reasonably practicable to do so (e.g., due to incompatible equipment).

  In December 1996, the U.K. government overturned the existing duopoly for international facilities by issuing International Facilities Licenses ("IFL") to independent operators. An IFL permits its holder to provider international telecommunications services over its own international infrastructure. ACC U.K. was awarded its IFL in December 1997.

  Oftel has historically imposed further mandatory price reductions on British Telecom in order to reduce its retail prices. In August 1997, Oftel imposed further price reductions which, although more limited in scope than those previously set, may have the effect of reducing the prices ACC can charge its customers in order to remain competitive.

  The interconnection regime in the U.K. allows operators to obtain cost-based, non-discriminatory charges for interconnection services. Oftel regulates the interconnection charges charged to the operators by British Telecom and other PTOs. Oftel introduced a new access charge control regime in October 1997. Under the new regime, British Telecom has flexibility in setting access charges, subject to certain safeguards. Oftel sets the starting charges based on interim determined prices for 1997-1998 less 10%. From October 1998, the rates charged by British Telecom to other carriers are subject to certain price floors and ceilings established by Oftel for prospectively-competitive and non-competitive services. Oftel has the power to intervene and determine charges and other terms if an operator believes that it is not being offered fair pricing.

  In October 1996, Oftel amended British Telecom's license to introduce a "Fair Trading Condition" which allows Oftel more easily to enforce European competition laws prohibiting anti-competitive behavior and abuse of British Telecom's dominant position. The Fair Trading Condition allows Oftel to react to anti-competitive behavior without the delays of lengthy license modifications. The Fair Trading Condition has now been incorporated into most other licenses including those held by ACC U.K., and is indicative of Oftel's approach to discouraging anti-competitive behavior.

  U.K. regulation is affected by its membership of the European Union. There are two strands of EU regulation, one requiring the liberalization of European telecommunications markets and encouraging competition within those markets, the other concerned with harmonization measures across Member States. The U.K. has already adopted the liberalization regulations issued by the European Commission and is in the process of considering and implementing harmonization Directives. Recent Directives include the Licensing Directive and the Interconnection Directive which have required recent changes to the U.K. licensing regime such as alterations to license conditions to reflect the Interconnect Directive and the replacement of individual licenses for international simple voice resale through registration with the DTI. Further changes which are anticipated include a review of licensing with a view to merging the licenses for international facilities and national fixed link services in order to meet the Licensing Directive requirements. This is due to be completed and implemented by December 1998. Another aspect of the Interconnect Directive requires equal access by carrier pre-selection to be introduced by 1 January 2000 at the latest. It is anticipated that equal access will assist new market entrants such as ACC U.K. further to erode British Telecom's dominance and lead to increased competition.

  The U.K. will remain subject to future EU regulation particularly in the field of telecommunications, which the EU has indicated is a key industry to encourage competition in all Member States. Future developments in EU regulation will need to be closely followed.

 Regulation in Germany

  The German telecommunications market began deregulating in January 1998, as a result of the European Union ("EU") mandate to open telecommunications markets to competition. Most significantly, the German market opened for interconnection in January 1998. ACC has established a subsidiary in Germany and signed a resale agreement with Deutsche Telekom ("DT") on May 20, 1997. Further, ACC received a Class 4 full voice telephony license from the German Ministry of Post and Telecommunications which was effective January 1, 1998. This license is a requirement for ACC to become a switch-based provider of telecommunications services in Germany. In October 1997, ACC signed a network interconnect agreement with DT, which permits utilization of DT's network to link ACC with its customers. With this agreement in place, ACC has installed a switch which it plans to have in service during the first quarter of 1998. ACC achieved a small amount of revenue in the fourth quarter of 1997 as a switchless reseller, and anticipates potentially more substantial revenue growth as a switch-based reseller when the market is fully deregulated. Through December 31, 1997, the German Ministry of Post and Telecommunications was responsible for acting as the regulatory authority for telecommunications in Germany. After January 1, 1998, a new body called the Regulatory Authority for Telecommunications and Post (the "Reg TP") assumed responsibility for telecommunications-related regulatory activities. Among other powers, the Reg TP will grant licenses, decide disputes over special network access and interconnection, approve telecommunication rates, discharge numbering functions, promote and safeguard competition, oversee compliance with the German Telecommunications Act, oversee compliance with the conditions imposed on licensees and prohibit providers of telecommunications services without valid licenses from performing such activities.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of TCG Class A Common Stock offered hereby will be passed upon for TCG by Dow, Lohnes & Albertson, PLLC, Washington, D.C.

                                    EXPERTS

  The financial statements of TCG as of December 31, 1997 and 1996 and for the two years then ended and of TCG and TCG Partners for the year ended December 31, 1995, included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included in this Proxy Statement/Prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of ACC included in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                   GLOSSARY

  Access charges--The fees paid by long distance carriers for the local connections between the long distance carriers' networks and the long distance carriers' customers.

  ATM (asynchronous transfer mode)--A commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, data and video at varying rates. The ATM format can be used by many different information systems, including LANs.

  BOC (Bell Operating Company)--A telephone operating subsidiary of an RBOC; an incumbent local exchange carrier.

  Central offices--A telecommunications center where switches and other telecommunications facilities are housed. CLECs may connect with ILEC networks either at this location or through a remote location.

  Centrex--A switched service that offers dial tone and other features similar to those of Private Branch Exchange ("PBX"), except the switching equipment is located at the carrier's premises and not at the customer's premises. These features include direct dialing within a given telephone system, direct dialing of outgoing telephone calls and automatic identification of incoming telephone calls. This is a value-added service that carriers can provide to a wide range of business customers.

  Colocation--The ability of a telecommunications carrier to interconnect its network to the ILEC's network by extending its facilities to the ILEC's central office. Physical colocation occurs when the interconnecting carrier places its network equipment within the ILEC's central offices. Virtual colocation is an alternative to physical colocation under which the ILEC permits a carrier to interconnect its network to the ILEC's network in a manner which is technically, operationally and economically comparable to physical colocation, even though the interconnecting carrier's network connection equipment is not physically located within the central offices.

  Contribution Charges--Charges payable by non-Stentor interexchange carriers for the benefit of local exchange carriers to represent a portion of the subsidy that long distance services have traditionally contributed to the provision of local exchange service.

  CLEC (competitive local exchange carrier)--A company that provides local exchange services in competition with the incumbent local exchange carrier.

  Dedicated--Telecommunications lines dedicated to, or reserved for use by, a particular customer along predetermined routes (in contrast to links which are temporarily established).

  Digital--A means of storing, processing and transmitting information by using distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies use a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers preclude most distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

  Diverse routing--A telecommunications network configuration in which signals are transmitted simultaneously along two different paths so that if one path is cut or impaired, traffic can continue in the other direction without interrupting service. TCG's networks generally provide diverse routing.

  DS-0, DS-1, DS-3--Standard North American telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second. DS-1 service has a bit rate of 1.544 megabits per second and DS-3 service has a bit rate of 44.736 megabits per second. A DS-0 can transmit a single uncompressed voice conversation.

  Fiber Miles--The number of route miles of fiber optic cable installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers in the cable. See the definition of "route mile" below.

  Fiber Optics--Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that affect copper wiring and satellite transmission.

  ILECs (incumbent local exchange carriers)--The local phone companies, either a BOC, Stentor member or an independent carrier (such as GTE) which provides local exchange services.

  Internet--The name used to describe the global open network of computers that permits a person with access to the Internet to exchange information with any other computer connected to the network.

  ISDN (Integrated Services Digital Network)--ISDN is an internationally agreed standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video conferencing over a single line, for example, and also supports a multitude of value-added switched service applications such as Incoming Calling Line Identification. ISDN's combined voice and data networking capabilities reduce costs for end users and result in more efficient use of available facilities. ISDN combines standards for highly flexible customer to network signaling with both voice and data within a common facility.

  ISP--Internet service provider.

  IXC (interexchange carrier)--a long distance carrier.

  Kbps (kilobits)--One thousand bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "thousands of bits per second."

  LANs (local area networks)--The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers.

  LATA (local access and transport area)--The geographical areas within which a local telephone company may offer telecommunications services, as defined in the divestiture order known as the Modified Final Judgment ("MFJ") unless and until redefined by the FCC pursuant to the Telecommunications Act of 1996.

  Local exchange--A geographic area defined by the appropriate regulatory authority in which telephone calls generally are transmitted without toll charges to the calling or called party.

  Local Exchange Service/Local Exchange Telephone Service--Basic local telephone service, including the provision of telephone numbers, dial tone and calling within the local exchange area.

  Long distance carriers (interexchange carriers or IXCs)--Long distance carriers providing services between LATAs, on an interstate or intrastate basis, and in Canada, between local exchanges. A long distance carrier may be facilities-based or offer service by reselling the services of a facilities-based carrier.

  Local transport services--Dedicated lines between the ILEC's central offices and long distance carrier POPs used to carry switched traffic.

  Mbps (megabit)--One million bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "millions of bits per second."

  Multiplexing--An electronic or optical process that combines a number of lower speed transmission signals into one higher speed signal. There are various techniques for multiplexing, including frequency division (splitting the total available frequency bandwidth into smaller frequency slices), time division (slicing a channel into time slots and placing each signal into its assigned time slot), and statistical (wherein multiplexed signals share the same channel and each transmits only when it has data to send).

  Nodes--An individual point of origination and termination or intersection on the network, usually where electronics are housed.

  PBX (private branch exchange)--A customer owned and operated switch on customer premises, typically used by large businesses with multiple telephone lines.

  PBX trunk--A transmission facility which connects a PBX to a CLEC's or ILEC's central office switching center.

  POPs (points of presence)--Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays telephone calls to, a network switching center of the same long distance carrier.

  Peering arrangements--arrangements between Internet service providers which allow them to establish mutual connections to the Internet on a preferred basis.

  Private line--A private, dedicated telecommunications link between different customer locations (excluding long distance carrier POPs).

  Public switched network--The switched network available to all users generally on a shared basis (i.e., not dedicated to a particular user). The local exchange telephone service networks operated by ILECs are the largest and often the only public switched networks in a given locality.

  PUC (public utility commission) or State PUC--A state regulatory body, established in most states, which regulates utilities, including telecommunications companies providing intrastate services. In some states this regulatory body may have a different name, such as public service commission ("PSC").

  RBOC (Regional Bell Operating Company)--The holding company which owns a BOC.

  Reciprocal compensation--An arrangement in which two local exchange carriers agree to terminate traffic originating on each other's networks in exchange for a negotiated level of compensation.

  Redundant electronics--A telecommunications facility that uses two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

  Route mile--The number of miles along which fiber optic cables are installed.

  SONET (synchronous optical network)--A set of standards for optical communications transmission systems that define the optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SONET facilitates the interoperability of dissimilar vendors equipment. SONET benefits business customers by minimizing the equipment necessary for various telecommunications applications and supports networking diagnostic and maintenance features.

  Special access services--The lease of private, dedicated telecommunications lines or circuits on an ILEC's or a CLEC's network which run to or from the long distance carrier's POPs. Special access services do not require the use of switches. Examples of special access services are telecommunications circuits running between POPs of a single long distance carrier, from one long distance carrier's POP to another long distance carrier's POP or from an end user to its long distance carrier's POP.

  Switch--A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users. Within this document, switches generally refer to voice grade telecommunications switches unless specifically stated otherwise.

  Switched access services--The connection between a long distance carrier's POP and an end user's premises through the switching facilities of a local exchange carrier.

  Toll services--In the United States, otherwise known as Extended Area Service, EAS or intraLATA toll services are those calls that are beyond the free local calling area but originate and terminate within the same LATA; such calls are usually priced on a measured basis. In Canada, toll services are those calls that extend beyond the free local calling area.

  Tier I Internet service provider--an Internet service provider which has peering arrangements with other leading Internet service providers.

  Voice grade equivalent circuit--One DS-0. One voice grade equivalent circuit is equal to 64 kilobits of bandwidth.

                         INDEX TO FINANCIAL STATEMENTS

TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES
Audited Financial Statements:
Independent Auditors' Report.............................................  F-2
Balance Sheets at December 31, 1997 and 1996.............................  F-3
Statements of Operations for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-5
Statements of Changes in Stockholders' Equity and Partners' Capital
 (Deficit) for the Years Ended December 31, 1997, 1996 and 1995..........  F-6
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-8
Notes to Financial Statements............................................  F-9
ACC CORP. AND SUBSIDIARIES
Audited Financial Statements:
Report of Independent Public Accountants................................. F-34
Consolidated Statements of Operations for the Years Ended December 31,
 1997, 1996 and 1995..................................................... F-35
Consolidated Balance Sheets at December 31, 1997 and 1996................ F-36
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1996 and 1995..................................................... F-37
Consolidated Statements of Changes in Shareholders' Equity for the Years
 Ended December 31, 1997, 1996 and 1995.................................. F-38
Notes to Consolidated Financial Statements............................... F-39

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Teleport Communications Group
 Inc.:

  We have audited the accompanying consolidated balance sheet of Teleport Communications Group Inc. and its subsidiaries ("TCG") as of December 31, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity and partners' capital (deficit), and cash flows for the two years then ended and the related combined statements of operations, changes in stockholders' equity and partners' capital (deficit), and cash flows of Teleport Communications Group Inc. and its subsidiaries and TCG Partners ("TCGP"), which were under common ownership and management, for the year ended December 31, 1995. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of TCG and subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for the years ended December 31, 1997 and 1996 and the results of the combined operations and cash flows of TCG and TCGP for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, New York

March 3, 1998

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                           1997        1996
                                                        ----------  ----------
                        ASSETS
Current assets:
  Cash and cash equivalents............................ $  173,331  $  277,540
                                                        ----------  ----------
  Marketable securities................................    306,828     440,806
                                                        ----------  ----------
  Accounts receivable:
    Trade--net of allowance for doubtful accounts
     ($11,684 in 1997 and $5,989 in 1996)..............     85,081      46,325
    Related parties....................................      6,351       4,191
    Miscellaneous--net of allowance for doubtful
     accounts ($297 in 1997 and $1,406 in 1996)........      6,639       6,795
                                                        ----------  ----------
      Accounts receivable--net.........................     98,071      57,311
                                                        ----------  ----------
    Prepaid expenses...................................     13,988       9,531
                                                        ----------  ----------
    Other current assets...............................      7,943       2,373
                                                        ----------  ----------
      Total current assets.............................    600,161     787,561
                                                        ----------  ----------
Fixed assets--at cost:
  Communications network...............................  1,722,093   1,211,922
  Other................................................    150,990      92,307
                                                        ----------  ----------
                                                         1,873,083   1,304,229
  Less accumulated depreciation and amortization.......   (379,987)   (236,967)
                                                        ----------  ----------
  Fixed assets--net....................................  1,493,096   1,067,262
                                                        ----------  ----------
Investments in and advances to unconsolidated
 affiliates............................................      8,822     126,561
                                                        ----------  ----------
Goodwill and other intangible assets, net of
 accumulated amortization ($13,836 in 1997 and $3,789
 in 1996)..............................................    237,806      57,764
                                                        ----------  ----------
Licenses--net of accumulated amortization ($183 in
 1997).................................................     39,503         --
                                                        ----------  ----------
Other assets...........................................     76,913      10,949
                                                        ----------  ----------
      Total assets..................................... $2,456,301  $2,050,097
                                                        ==========  ==========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996

                   (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                            1997        1996
                                                         ----------  ----------
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities ($4,019 in
   1997 and $1,079 in 1996 with related parties).......  $  282,231  $  215,808
  Current portion of capital lease obligations ($28,172
   in 1997 and $21,139 in 1996 with related parties)...      33,724      24,063
  Short-term bank debt.................................      52,575         --
  Other current liabilities............................       6,742       2,365
                                                         ----------  ----------
    Total current liabilities..........................     375,272     242,236
Capital lease obligations ($13,388 in 1997 and $28,716
 in 1996 with related parties).........................      19,095      34,489
Senior Notes...........................................     300,000     300,000
Senior Discount Notes..................................     734,984     659,567
Unamortized notes costs................................     (23,059)    (25,761)
TCI Subordinated Note (including accrued interest of $0
 in 1997 and $1,007 in 1996)...........................         --       27,007
Other liabilities......................................      18,393      15,689
                                                         ----------  ----------
    Total liabilities..................................   1,424,685   1,253,227
                                                         ----------  ----------
Commitments and contingencies
Stockholders' equity:
  Common Stock, Class A $.01 par value: 450,000,000
   shares authorized, 61,273,746 and 28,668,400 shares
   issued and outstanding at December 31, 1997 and
   1996................................................         613         287
  Common Stock, Class B $.01 par value: 300,000,000
   shares authorized, 121,464,778 and 139,250,370
   shares issued and outstanding at December 31, 1997
   and 1996............................................       1,215       1,393
  Additional paid-in capital...........................   1,654,328   1,197,252
  Unrealized gain (loss) on marketable securities......         164         (25)
  Accumulated deficit..................................    (503,679)   (281,012)
                                                         ----------  ----------
                                                          1,152,641     917,895
  Less cost of Class B Common Stock held in treasury,
   7,975,738 shares at December 31, 1997 and 1996......    (121,025)   (121,025)
                                                         ----------  ----------
    Total stockholders' equity.........................   1,031,616     796,870
                                                         ----------  ----------
Total liabilities and stockholders' equity.............  $2,456,301  $2,050,097
                                                         ==========  ==========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                            STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                       CONSOLIDATED  CONSOLIDATED   COMBINED
                                           1997          1996         1995
                                       ------------  ------------  -----------
Revenues:
  Telecommunications services ($9,968,
   $2,330 and $154 with related
   parties in 1997, 1996 and 1995,
   respectively)...................... $    494,304  $    244,864  $   134,652
  Management and royalty fees from
   affiliates.........................          --         22,805       31,517
                                       ------------  ------------  -----------
    Total revenues....................      494,304       267,669      166,169
                                       ------------  ------------  -----------
Expenses:
  Operating...........................      283,440       157,591       93,118
  Selling, general and
   administrative.....................      165,977        85,025       50,475
  In-process research and development
   costs..............................       22,000           --           --
  Depreciation and amortization.......      155,402        78,416       37,837
                                       ------------  ------------  -----------
    Total expenses....................      626,819       321,032      181,430
                                       ------------  ------------  -----------
Operating loss........................     (132,515)      (53,363)     (15,261)
                                       ------------  ------------  -----------
Interest:
  Interest income.....................       31,111        30,219        4,067
  Interest expense ($2,022, $14,997
   and $18,763 with related parties in
   1997, 1996 and 1995,
   respectively)......................     (116,172)      (73,633)     (23,331)
                                       ------------  ------------  -----------
    Total interest....................      (85,061)      (43,414)     (19,264)
                                       ------------  ------------  -----------
Loss before minority interest, equity
 in losses of unconsolidated
 affiliates and income tax provision..     (217,576)      (96,777)     (34,525)
Minority interest.....................          --          3,520          663
Equity in losses of unconsolidated
 affiliates...........................       (3,427)      (19,400)     (19,541)
                                       ------------  ------------  -----------
Loss before income tax provision......     (221,003)     (112,657)     (53,403)
Income tax provision..................       (1,664)       (2,193)        (401)
                                       ------------  ------------  -----------
Net loss.............................. $   (222,667) $   (114,850) $   (53,804)
                                       ============  ============  ===========
Loss per share........................ $      (1.34) $      (1.00) $     (0.77)
                                       ============  ============  ===========
Weighted average number of shares
 outstanding..........................  165,728,059   114,443,695   70,000,140
                                       ============  ============  ===========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

               STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND
                          PARTNERS' CAPITAL (DEFICIT)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                     TOTAL
                                                    UNREALIZED                                   STOCKHOLDERS'
                                                    GAIN (LOSS)                                   EQUITY AND
                                 CLASS B ADDITIONAL     ON                  PARTNERS'              PARTNERS'
                          COMMON COMMON   PAID-IN   MARKETABLE  ACCUMULATED  CAPITAL  TREASURY      CAPITAL
                          STOCK   STOCK   CAPITAL   SECURITIES    DEFICIT   (DEFICIT)   STOCK      (DEFICIT)
                          ------ ------- ---------- ----------- ----------- --------- ---------  -------------
Combined balance at
 January 1, 1995........   $  2  $  --   $  195,388    $--       $ (33,261)  $17,023  $     --     $179,152
Net loss................    --      --          --      --         (32,387)  (21,417)       --      (53,804)
                           ----  ------  ----------    ----      ---------   -------  ---------    --------
Combined balance at
 December 31, 1995......      2     --      195,388     --         (65,648)   (4,394)       --      125,348
Issuance of 27,025,000
 shares of Class A
 Common Stock, net of
 issuance costs of
 $24.8 million..........    270     --      407,374     --             --        --         --      407,644
Conversion of and 42,000
 to 1 stock split of
 $1.00 par value Common
 Stock to 139,250,370
 shares of Class B
 Common Stock as part of
 the TCG
 Reorganization.........     (2)  1,393     307,828     --        (100,514)    4,394        --      213,099
Purchase of 7,975,738
 shares of Class B
 Common Stock from
 Continental
 Cablevision, Inc.......    --      --          --      --             --        --    (121,025)   (121,025)
Conversion of
 subordinated debt to
 parents plus accrued
 interest of $20.6
 million to equity......    --      --      263,602     --             --        --         --      263,602
Issuance of 1,587,791
 shares of Class A
 Common Stock to
 purchase the minority
 interests in two Local
 Market Partnerships....     16     --       22,673     --             --        --         --       22,689
Issuance of 55,609
 shares of Class A
 Common Stock upon
 exercise of options....      1     --          387     --             --        --         --          388
Unrealized loss on
 marketable securities..    --      --          --      (25)           --        --         --          (25)
Net loss................    --      --          --      --        (114,850)      --         --     (114,850)
                           ----  ------  ----------    ----      ---------   -------  ---------    --------
Consolidated balance at
 December 31, 1996......   $287  $1,393  $1,197,252    $(25)     $(281,012)  $   --   $(121,025)   $796,870
                           ----  ------  ----------    ----      ---------   -------  ---------    --------

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

               STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND
                    PARTNERS' CAPITAL (DEFICIT)--(CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                      TOTAL
                                                     UNREALIZED                                   STOCKHOLDERS'
                                                     GAIN (LOSS)                                   EQUITY AND
                                 CLASS B  ADDITIONAL     ON                  PARTNERS'              PARTNERS'
                          COMMON COMMON    PAID-IN   MARKETABLE  ACCUMULATED  CAPITAL  TREASURY      CAPITAL
                          STOCK   STOCK    CAPITAL   SECURITIES    DEFICIT   (DEFICIT)   STOCK      (DEFICIT)
                          ------ -------  ---------- ----------- ----------- --------- ---------  -------------
Issuance of 7,304,408
 shares of Class A
 Common Stock, net of
 issuance costs of $11.3
 million................     73     --       317,324     --             --      --           --       317,397
Issuance of 990,639
 shares of Class A
 Common Stock upon
 exercise of options and
 employee stock grants..      9     --        16,484     --             --      --           --        16,493
Issuance of 2,100,000
 shares of Class A
 Common Stock to
 purchase CERFnet
 Services, Inc..........     21     --        47,386     --             --      --           --        47,407
Issuance of 2,757,083
 shares of Class A
 Common Stock to
 purchase remaining
 interest in Eastern
 TeleLogic Corporation..     28     --        46,050     --             --      --           --        46,078
Issuance of 1,667,624
 shares of Class A
 Common Stock to
 purchase the remaining
 interest in BizTel
 Communications, Inc. ..     17     --        29,832     --             --      --           --        29,849
Conversion of 17,785,592
 shares of Class B
 Common Stock to Class A
 Common Stock...........    178    (178)         --      --             --      --           --           --
Unrealized gain on
 marketable securities..    --      --           --      189            --      --           --           189
Net loss................    --      --           --      --        (222,667)    --           --      (222,667)
                           ----  ------   ----------    ----      ---------    ----    ---------   ----------
Consolidated balance at
 December 31, 1997......   $613  $1,215   $1,654,328    $164      $(503,679)   $--     $(121,025)  $1,031,616
                           ====  ======   ==========    ====      =========    ====    =========   ==========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                              (IN THOUSANDS)

                                           CONSOLIDATED CONSOLIDATED COMBINED
                                               1997         1996       1995
                                           ------------ ------------ ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................  $(222,667)   $ (114,850) $ (53,804)
  Adjustments to reconcile net loss to net
   cash (used in) provided by operating
   activities, net of effects of the TCG
   Reorganization and acquisitions:
    Depreciation and amortization.........    155,402        78,416     37,837
    Amortization of notes costs...........      2,702         1,350        --
    Equity in losses of unconsolidated
     affiliates...........................      3,427        19,400     19,541
    In-process research and development
     costs................................     22,000           --         --
    Amortization of deferred credits......    (18,178)       (2,965)    (2,228)
    Provision for losses on accounts
     receivable...........................     11,526         3,442        877
    Accretion of discount on Senior
     Discount Notes.......................     75,417        34,567        --
    Minority interest.....................        --         (3,520)      (663)
    Other.................................     (1,914)          --         --
  (Increase) decrease in operating assets
   and (decrease) increase in operating
   liabilities:
    Accounts receivable...................    (48,608)      (18,386)   (12,771)
    Other assets..........................    (21,786)       (3,596)    (3,108)
    Accounts payable and accrued
     liabilities..........................     (3,709)       97,230     45,832
    Deferred credits......................     25,177         2,530      4,628
                                            ---------    ----------  ---------
      Net cash (used in) provided by
       operating activities...............    (21,211)       93,618     36,141
                                            ---------    ----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................   (462,791)     (294,078)  (139,656)
  Due from related parties................        --        (23,042)    (6,707)
  Purchases of marketable securities, net
   of sales and maturities................    134,166      (440,831)       --
  Purchase of a Local Market Partnership
   interest...............................        --        (11,618)       --
  Capital contributions to Local Market
   Partnerships prior to TCG
   Reorganization.........................        --        (16,435)       --
  Investments in and advances to
   unconsolidated affiliates..............     (6,290)     (127,509)   (65,004)
  Repayment of advances to unconsolidated
   affiliate..............................        --            --       3,400
  Cash paid for acquisitions, net of cash
   acquired...............................     (6,709)          --         --
                                            ---------    ----------  ---------
      Net cash used for investing
       activities.........................   (341,624)     (913,513)  (207,967)
                                            ---------    ----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term
   debt...................................        --        162,500    159,000
  Payments on bank revolving credit
   facility...............................        --       (250,000)       --
  Proceeds from Senior Notes..............        --        300,000        --
  Proceeds from Senior Discount Notes.....        --        625,000        --
  Costs associated with the Offerings.....    (11,302)      (51,867)       --
  Proceeds from the issuance of Class A
   Common Stock...........................    328,699       432,400        --
  Proceeds from the exercise of employee
   stock options..........................     11,721           388        --
  Purchase of treasury stock..............        --       (121,025)       --
  Capital contributions from minority
   partners...............................        --            --       2,168
  Principal payments on capital leases....    (45,399)      (11,823)    (3,480)
  Repayment of TCI Subordinated Note, net
   of discount............................    (25,093)          --         --
                                            ---------    ----------  ---------
      Net cash provided by financing
       activities.........................    258,626     1,085,573    157,688
                                            ---------    ----------  ---------
NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS..............................   (104,209)      265,678    (14,138)
CASH AND CASH EQUIVALENTS, JANUARY 1......    277,540        11,862     26,000
                                            ---------    ----------  ---------
CASH AND CASH EQUIVALENTS, DECEMBER 31....  $ 173,331    $  277,540  $  11,862
                                            =========    ==========  =========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1. ORGANIZATION AND OPERATIONS

  Teleport Communications Group Inc. ("TCG" or the "Company"), the first and largest competitive local exchange carrier ("CLEC") in the United States, offers comprehensive telecommunications services in major metropolitan markets nationwide. TCG competes with incumbent local exchange carriers ("ILECs") by providing high quality, integrated telecommunications services, primarily over fiber optic digital networks, to meet the voice, data and video transmission needs of its customers. TCG's customers are principally telecommunications intensive-businesses, healthcare and educational institutions, governmental agencies, long distance carriers and resellers, Internet service providers, disaster recovery service providers, wireless communications companies and financial services companies. TCG offers these customers technologically advanced telecommunications services, as well as superior customer service, flexible pricing and vendor and route diversity.

  TCG, incorporated in March 1983, and TCG Partners, formed in December 1992, were each owned by Cox Communications, Inc. ("Cox"), Tele-Communications, Inc. ("TCI"), Comcast Corporation ("Comcast"), and Continental Cablevision, Inc. ("Continental") (collectively the "Cable Stockholders") until June 26, 1996.

  In connection with the public offerings of Class A Common Stock, Senior Notes and Senior Discount Notes on July 2, 1996, TCG and its owners entered into a reorganization agreement dated as of April 18, 1996 (the "TCG Reorganization Agreement"), pursuant to which TCG Partners and certain of the Company's unconsolidated affiliates became wholly-owned subsidiaries of TCG and TCG acquired the minority interests of the owners of the remaining unconsolidated affiliates.

TCG REORGANIZATION AND THE 1997 AND 1996 OFFERINGS

 1997 Equity Offering

  TCG filed a registration statement for a public offering (the "1997 Offering") of 17,250,000 shares of Class A Common Stock on October 10, 1997, and the 1997 Equity Offering was consummated on November 13, 1997. Of the 17,250,000 shares, 7,304,408 were offered by the Company and 9,945,592 shares were offered by Continental. The Company did not receive any proceeds from the sale of shares by Continental. The net proceeds to the Company from its sale of shares pursuant to the 1997 Equity Offering were approximately $317.4 million, after deducting the underwriting discount and estimated expenses of approximately $11.3 million.

 1996 Offerings

  On July 2, 1996, the Company issued 27,025,000 shares of Class A Common Stock which resulted in gross proceeds of approximately $432.4 million (the "Stock Offering"), and $300 million of 9 7/8% Senior Notes due 2006 and $1,073 million of aggregated principal amount of maturity of 11 1/8% Senior Discount Notes due 2007 ("the Notes Offerings" and, collectively, with the Stock Offering, the "1996 Offerings") as part of an initial public offering. The Offerings of the Senior Notes and the Senior Discount Notes resulted in aggregate gross proceeds of approximately $925 million. In July 1996, the Company utilized a portion of the net proceeds of the 1996 Offerings to (i) repay $250 million of bank indebtedness plus accrued interest and (ii) purchase 7,975,738 shares of Class B Common Stock owned by Continental for $16.00 per share, less related expenses, for a net cost of $121 million. In addition, a portion of the proceeds was used to loan approximately $115 million to its affiliate Comcast CAP of Philadelphia, Inc. ("Comcast CAP"), as part of the first step in TCG's acquisition of Eastern TeleLogic Corporation. The remaining funds were and will be used to expand and develop existing and new networks, to repay the TCI Subordinated Note, to make acquisitions and for general corporate and working capital purposes.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


 TCG Reorganization

  Prior to the 1996 Offerings, the Company was owned by the Cable Stockholders. The business was operated through TCG, and beginning in 1992, TCG Partners, which is a New York general partnership owned prior to the TCG Reorganization by the Cable Stockholders in the same percentages as TCG. TCG Partners was formed to invest, with TCG, the Cable Stockholders and other cable operators, in 14 partnerships (the "Local Market Partnerships") to develop and operate local telecommunications networks. The Local Market Partnerships were owned by TCG, and/or TCG Partners, certain of the Cable Stockholders which had cable operations in the particular markets addressed by the Local Market Partnerships, and, in some cases, other cable operators in such markets. To simplify this complex ownership structure, the Company and the Cable Stockholders agreed to consolidate the ownership of TCG Partners and of the Local Market Partnerships as wholly-owned subsidiaries of TCG. As part of this process, certain of the other cable operators agreed to sell their interests in the Local Market Partnerships to TCG directly or through a Cable Stockholder. The financial statements for one of the Local Market Partnerships were previously consolidated with those of TCG. Therefore, TCG consolidated the financial statements of the remaining 13 of the 14 Local Market Partnerships.

  Unaudited pro forma financial information for the year ended December 31, 1996, as if the TCG Reorganization had occurred at the beginning of 1996 is as follows (in thousands, except share amounts):

   Revenues...................................................... $   283,383
                                                                  -----------
   Expenses:
     Operating...................................................     172,374
     Selling, general and administrative.........................      98,436
     Depreciation and amortization...............................      96,260
                                                                  -----------
       Total expenses............................................     367,070
                                                                  -----------
   Operating loss................................................     (83,687)
   Interest:
     Interest income.............................................      29,163
     Interest expense............................................     (66,946)
                                                                  -----------
       Total interest............................................     (37,783)
                                                                  -----------
   Loss before minority interest, equity in losses of
    unconsolidated affiliates and income tax provision...........    (121,470)
   Minority interest.............................................       4,713
   Equity in losses of unconsolidated affiliates.................      (7,650)
                                                                  -----------
   Loss before provision for income taxes........................    (124,407)
   Income tax provision..........................................      (2,193)
                                                                  -----------
   Net loss...................................................... $  (126,600)
                                                                  ===========
   Loss per share................................................ $     (0.86)
                                                                  ===========
   Weighted average number of shares outstanding................. 146,423,705
                                                                  ===========

  Pro forma adjustments include the reversal of TCG's equity in the losses of 13 Local Market Partnerships, as well as amortization of the goodwill which was recorded upon closing of the transactions and the reduction of interest expense from the conversion to equity of subordinated debt owed by TCG to the Cable Stockholders. The pro forma financial information presented above is not necessarily indicative of the operating results which

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

would have been achieved had the transactions occurred at the beginning of the periods presented or of the results to be achieved in the future.

  As of December 31, 1997, TCI, Cox and Comcast owned 42.98%, 34.44% and 22.58%, respectively, of the Company's Class B Common Stock, representing 40.86%, 32.68% and 21.42%, respectively, of the combined voting power of the Company's Common Stock. As of December 31, 1997, TCG was owned 28.49%, 22.37%, 14.66% and 34.48% by TCI, Cox, Comcast and public shareholders, respectively.

THE AT&T MERGER

  On January 8, 1998, TCG entered into an Agreement and Plan of Merger (the "AT&T Agreement") with AT&T Corp., a New York Corporation ("AT&T"), and TA Merger Corp., a Delaware corporation and a wholly-owned subsidiary of AT&T ("AT&T Merger Sub"), pursuant to which, subject to satisfaction of the closing conditions specified therein, AT&T Merger Sub would merge with and into TCG, with TCG surviving as a wholly-owned subsidiary of AT&T (the "AT&T Merger").

  In the AT&T Merger, each share of TCG Class A Common Stock (including shares issued to former ACC stockholders in the ACC Merger, assuming that the ACC Merger occurs prior to the AT&T Merger) and each share of the Class B Common Stock of TCG, par value $0.01 per share (the "TCG Class B Common Stock," and, together with the TCG Class A Common Stock, the "TCG Common Stock") will be converted into 0.943 of a share of AT&T common stock. TCG and AT&T expect that the exchange will be tax-free to TCG stockholders, except to the extent cash is received in lieu of fractional shares. The AT&T Agreement contains customary representations and warranties of the parties, which will not survive effectiveness of the AT&T Merger. In addition, the AT&T Agreement contains certain restrictions on the conduct of TCG's business prior to the consummation of the AT&T Merger. Pursuant to the AT&T Agreement, TCG has agreed, for the period prior to the AT&T Merger, to operate its business in the ordinary course, refrain from taking various corporate actions without the consent of AT&T, and not solicit or enter into negotiations or agreements relating to a competing business combination.

  Pursuant to a Voting Agreement among the Cable Stockholders and AT&T, each Cable Stockholder executed and delivered to TCG a written consent in favor of and approving the AT&T Agreement and the AT&T Merger. As a result, so long as the provisions of the AT&T Agreement are not amended or waived, as specified therein, no further vote or meeting of TCG Stockholders is necessary to approve or consummate the AT&T Merger.

  Pursuant to the Voting Agreement, each of the Cable Stockholders, on behalf of itself and certain of its affiliates, also agreed that (i) certain rights-of-way, colocation and similar agreements with TCG and its affiliates would be amended as of January 8, 1998 to provide that each such agreement would remain in effect for the longer of five years from such date and the current term of such agreement; and (ii) certain existing facilities agreements, facilities lease agreements or other arrangements (including arrangements relating to future agreements) relating to the lease or other grant of right to use fiber optic facilities between such Cable Stockholder or any of its affiliates and TCG or any of its subsidiaries would be automatically amended as of January 8, 1998 to conform with a form of Master Facilities Agreement agreed to by AT&T, the Cable Stockholders and TCG at the time of the execution of the AT&T Agreement.

  Consummation of the AT&T Merger is subject to certain closing conditions, including TCG and AT&T obtaining certain required regulatory approvals and other related consents. Accordingly, there can be no assurance that the AT&T Merger will be successfully consummated or, if successfully completed, when it might be completed.

           TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

               YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


2. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation--The 1997 consolidated balance sheet and statements of operations and of cash flows include the accounts of TCG and all wholly-owned subsidiaries. The 1996 consolidated balance sheet includes the accounts of TCG and all wholly-owned subsidiaries. The 1996 consolidated statements of operations and of cash flows include equity in losses of unconsolidated affiliates for all the Local Market Partnerships through June 30, 1996 except for TCG St. Louis which was consolidated for the year. As of July 1, 1996, the statements of operations and of cash flows consolidate the operations of the former Local Market Partnerships. For the year ended December 31, 1995, the statements of operations and of cash flows include the combined accounts of TCG and TCG Partners. Investments in which TCG holds less than a 50% interest are accounted for under the equity method. All material intercompany transactions and balances have been eliminated in the financial statements presented.

  Basis of Accounting--The accompanying financial statements have been prepared on the accrual basis of accounting.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents--Cash equivalents consist principally of fixed income securities, U.S. Treasury bills, commercial paper, floating rate notes and certificates of deposit with a maturity date of three months or less when purchased.

  Marketable Securities--Marketable securities consist principally of fixed income securities, U.S. Treasury bills, commercial paper, floating rate notes, federal agency notes, federal agency discount notes, corporate medium-term notes, corporate notes, bank notes and certificates of deposit with a maturity date greater than three months when purchased and are stated at market value. Market value is determined by the most recently traded price of the security at the balance sheet date. TCG invests primarily in high-grade marketable securities. All marketable securities are classified as available for sale securities under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and unrealized holding gains and losses are reflected as part of stockholders' equity. Net realized gains and losses are determined on the specific identification cost method.

  Depreciation and Amortization--Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets or the length of the lease, whichever is shorter. Estimated useful lives are five to 25 years for the communications network and three to five years for other fixed assets, except for buildings which are 40 years.

  When depreciable assets are replaced or retired, the amounts at which such assets were carried are removed from the respective accounts and charged to accumulated depreciation and any gains or losses on disposition are amortized over the remaining original asset lives in accordance with industry practice.

  During 1995, TCG completed a review of the useful lives of its fixed assets. TCG determined that the lives of certain electronics equipment were longer than industry standard, while the lives of other electronics equipment were shorter than industry standard. Therefore, TCG adjusted the estimated useful lives of certain

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

electronics equipment to conform with industry standard, effective December 1, 1995. The effect of these changes increased depreciation expense for the year ended December 31, 1995 by approximately $0.7 million.

  Financial Instruments--Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable. The Company places its temporary cash and cash equivalents and marketable securities with high-quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk with respect to accounts receivable are limited due to the dispersion of TCG's customer base among different industries and geographic areas in the United States, by credit granting policies adopted by TCG and by remedies provided by terms of contracts, tariffs and statutes.

  Fair Value of Financial Instruments--The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

  Investments In and Advances to Unconsolidated Affiliates--Investments in and advances to unconsolidated affiliates at December 31, 1997 represents TCG's interest in three companies which TCG accounts for under the cost method of accounting. At December 31, 1996 it is comprised of TCG's advance to ETC and its 49.9% interest in BizTel.

  Goodwill and Other Intangibles--Goodwill represents the excess purchase price paid over the net assets received in the acquisitions of ETC, CERFnet, and the excess purchase price paid over the net assets associated with the purchase of the remaining partnership interests in Teleport Communications, Teleport Communications Boston ("TCB"), TCG Florida, TCG Detroit and TCG San Francisco, as well as goodwill recorded in the financial statements of TCG Pittsburgh, which is included in the consolidated financial statements of TCG after the TCG Reorganization. Goodwill is amortized on a straight-line basis not to exceed 40 years for all entities. The goodwill amortization recorded in 1997, 1996 and 1995 was $7.9 million, $2.2 million and $1.4 million, respectively.

  The carrying value of intangible assets is periodically reviewed and impairments are recognized when the undiscounted expected future cash flows, computed after interest expense derived from the related operations, is less than their carrying value.

  Licenses--FCC Licenses, acquired in the BizTel acquisition, are amortized over a 40 year period in accordance with industry practice. The amortization recorded in 1997 was $0.2 million.

  Deferred Charges--Deferred charges primarily represent advanced payments made by TCG for rights-of-way and node rents, and are expensed over a maximum period of five years. The current portions of $4.6 million and $1.6 million at December 31, 1997 and 1996, respectively, are included in other current assets and the non-current portions, $8.9 million and $8.9 million at December 31, 1997 and 1996, respectively, are included in other assets.

  Deferred Credits--Deferred credits principally represent advance payments received from customers for long-term fiber optic service, and are amortized into income over the life of the related contracts. The current portions, $6.7 million and $2.4 million at December 31, 1997 and 1996, respectively, are included in other current liabilities and the non-current portions, $15.0 million and $9.9 million at December 31, 1997 and 1996, respectively, are included in other liabilities.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  Revenue Recognition--Revenue on dedicated line, switch, data, and Internet services is recognized in accordance with the terms of the underlying customer contracts or tariffs and over the period in which the services are provided.

  Income Taxes--TCG accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," pursuant to which deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates currently in effect. State and local taxes are based on factors other than income.

  Net Loss Per Share--In 1997, TCG has adopted SFAS No. 128, "Earnings per Share", which had no effect on its computation of loss per share. Net loss per share is determined by dividing net loss by the weighted average number of common shares outstanding for the period. The computation of fully diluted net loss per share was antidilutive in each of the periods presented; therefore, the amounts reported as primary and fully diluted are the same. As part of the TCG Reorganization, TCG declared a 42,000 to one stock split. All per share amounts and numbers of shares have been restated to reflect the stock split retroactive for the periods presented.

 Recently Issued Accounting Pronouncements

  Comprehensive Income--In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement is effective for financial statements issued for periods beginning after December 15, 1997. Management has evaluated the effect on its financial reporting of the adoption of this statement and has found the majority of required disclosures not to be applicable and the remainder not to be significant.

  Segments of an Enterprise and Related Information--In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." This statement is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires the reporting of profit and loss, specific revenue and expense items, and assets for reportable segments. It also requires the reconciliation of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments, in each case to the corresponding amounts in the general purpose financial statements. The Company has not yet determined what additional disclosures may be required in connection with adopting SFAS No. 131.

3. ACQUISITIONS

 BizTel Communications, Inc.

  On October 29, 1997, the Company acquired the remaining 50.1% equity interest in BizTel Communications, Inc. ("BizTel") not owned by the Company in exchange for the issuance of 1,667,624 shares of the Company's Class A Common Stock. The Company had previously acquired a 49.9% interest in BizTel, in February 1996. The total acquisition cost was $40.0 million. BizTel is a holder of Federal Communications Commission ("FCC") licenses to provide telecommunications services utilizing 38 GHz digital milliwave transmission in over 200 geographic areas, which include more than 95 of the 100 largest metropolitan markets and all markets where TCG operates. BizTel's 38 GHz milliwave services can be used to economically connect customers to the Company's fiber optic networks, to provide network redundancy, diverse routing or quick temporary installations and to provide stand-alone facilities where the Company does not have fiber optic networks. As of November 1, 1997, TCG consolidates BizTel's results with its wholly-owned subsidiaries.

  TCG evaluated the acquired assets and liabilities of BizTel, and as a result of the evaluation, TCG ascribed a value to the FCC Licenses of $39.7 million. Such amount is being amortized over 40 years and is reported in the statement of operations in depreciation and amortization expense. Amortization expense related to such FCC Licenses for the year ended December 31, 1997 was $0.2 million.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


 Eastern TeleLogic Corporation

  Effective as of March 1, 1997, TCG completed its acquisition of Eastern TeleLogic Corporation ("ETC"). In the first of two steps, on October 25, 1996, employees of ETC exercised their stock options and then ETC redeemed the shares of its stock (approximately 47%) not held by Comcast CAP, a corporation owned 51% by Comcast and 49% by TCG. Comcast CAP borrowed at a market interest rate approximately $115 million from TCG as a short-term loan and, in turn, loaned this amount to ETC to effect the redemption. In the second step, TCG acquired Comcast's 51% stock interest in Comcast CAP in exchange for 2,757,083 shares of the Company's Class A Common Stock, resulting in ETC becoming a wholly-owned subsidiary of TCG. After the acquisition, the name of ETC was changed to TCG Delaware Valley, Inc. TCG assumed $52.6 million of debt in this acquisition. TCG retained an independent third party to fully evaluate certain acquired assets of ETC.

  The total acquisition cost for ETC was $178.7 million. The goodwill recorded with this investment, which represented the excess of the Company's investment over the underlying net assets of ETC, was approximately $167.8 million. Such amount is being amortized over 40 years and is reported in the statement of operations in depreciation and amortization expense. Amortization expense related to such goodwill for the year ended December 31, 1997 was $4.2 million.

 CERFnet Services, Inc.

  On February 4, 1997, the Company acquired from General Atomics and General Atomic Technologies Corporation all of the outstanding capital stock of CERFnet Services, Inc. ("CERFnet"), a leading regional provider of Internet-related services to businesses, including dial-up and dedicated Internet access, World Wide Web hosting, and colocation services and Internet training. TCG issued 2,100,000 shares of its Class A Common Stock to CERFnet's former controlling stockholder and granted to it certain registration rights with respect to such shares of Class A Common Stock. After the acquisition, the name of CERFnet was changed to TCG CERFnet, Inc.

  TCG retained an independent third party to evaluate certain of the acquired assets of CERFnet, and as a result of the evaluation, TCG expensed acquired in-process research and development costs of $22.0 million.

  The goodwill recorded with this investment, which represented the excess of the Company's investment over the underlying net assets of CERFnet was approximately $19.9 million. Such amount is being amortized over 10 years and is reported in the statement of operations in depreciation and amortization expense. Amortization expense related to such goodwill for the year ended December 31, 1997 was approximately $1.8 million.

 Summarized Financial Information

  Summarized financial information for the Company's investments, which include BizTel and ETC and six months of the revenues and net losses of the Local Market Partnerships except for TCG St. Louis as of and for the year ended December 31, 1996, is as follows (in thousands):

     Total assets..................................................... $ 68,053
     Total liabilities................................................  185,820
     Total revenues...................................................   63,940
     Net loss.........................................................  (52,311)

 ACC Merger

  On November 26, 1997, TCG entered into an Agreement and Plan of Merger (the "ACC Agreement") by and among TCG, TCG Merger Co., Inc., a Delaware corporation and a wholly-owned subsidiary of TCG

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

("MergerCo"), and ACC Corp., a Delaware corporation ("ACC"), providing for the merger of MergerCo with and into ACC (the "ACC Merger"), with ACC becoming a wholly-owned subsidiary of TCG. ACC is a switch-based provider of telecommunications services to businesses, residential customers, and educational institutions in the United States, United Kingdom and Canada. ACC has recently commenced operations in Germany. The ACC Agreement provides that ACC's stockholders will receive approximately that number of shares of TCG Class A Common Stock for each ACC share, equal to $50 divided by the average per share closing price of TCG Class A Common Stock for a ten-day trading period prior to closing of the transaction. In the event, however, that the average per share closing price of TCG Class A Common Stock during the ten-day trading period prior to closing is below $45, the exchange ratio is fixed at
1.11111 shares of TCG Class A Common Stock for each ACC share, and, if the average per share closing price of TCG Class A Common Stock during the ten-day trading period prior to closing is above $55, the exchange ratio is fixed at
0.90909 of a share of TCG Class A Common Stock for each ACC share. The total aggregate amount of consideration to be received by the ACC stockholders is expected to be approximately $1.0 billion.

  At March 3, 1998, ACC was in the process of acquiring US WATS, Inc., ("US WATS") a domestic U.S. long distance reseller, and the US WATS acquisition was expected to be complete in early 1998.

  TCG and ACC expect the transaction to be completed by mid-1998, subject to, among other things, approval by a majority of the holders of ACC's outstanding shares. Under the ACC Agreement, ACC has agreed not to solicit or take other actions with respect to any competing proposal, subject to compliance with fiduciary duties. ACC agreed to pay TCG $32.5 million, plus up to $7.5 million for expenses, if the ACC Agreement is terminated under certain circumstances.

  Upon execution of the ACC Agreement, ACC amended its shareholder rights plan to exempt TCG from the 7.5% threshold by which the rights become exercisable. This amendment will remain in effect until December 31, 1998. In the event that the ACC Merger is completed, the underlying rights granted under the ACC shareholder rights plan will be redeemed by ACC.

  Consummation of the ACC Merger is subject to certain closing conditions, including TCG and ACC obtaining required regulatory approvals and other related consents. Accordingly, there can be no assurance that the ACC Merger will be successfully consummated or, if successfully completed, when it might be completed.

 Kansas City Fiber Network, L.P.

  On December 1, 1997, TCG agreed to acquire the assets and customer base of Kansas City Fiber Network, L.P. ("KCFN"), a leading competitive local exchange carrier in the Kansas City metropolitan area owned by TCI and Time Warner Communications for approximately $55 million in cash and the assumption of certain liabilities. KCFN currently operates a fiber optic network over 580 route miles which connects to more than 200 on-net buildings. This acquisition is subject to approval from regulatory authorities which is expected in the second quarter of 1998. Effective as of June 1, 1997, TCG entered into a Technical Services Agreement with KCFN whereby TCG agreed to provide certain management services to KCFN. TCG has recorded the results of operations of KCFN subsequent to that date.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


 Pro Forma Financial Information

  Unaudited pro forma financial information for the years ended December 31, 1997 and 1996 as if the TCG Reorganization and the acquisitions of ETC, CERFnet, BizTel, ACC (including US WATS), and KCFN had occurred at January 1, 1996, is as follows (in thousands, except share amounts):

                                                         1997         1996
                                                      -----------  -----------
     Revenue......................................... $   931,500  $   670,312
     Net loss........................................ $  (238,279) $  (167,652)
     Loss per share.................................. $     (1.26) $     (0.96)
     Weighted average number of shares outstanding... 188,747,431  173,811,002

  Pro forma adjustments for the year ended December 31, 1997 include the reversal of TCG's equity in the losses of ETC and BizTel as well as amortization of the intangible assets relating to the aforementioned acquisition. Pro forma adjustments for the year ended December 31, 1996 include (i) the reversal of TCG's equity in the losses of the 13 Local Market Partnerships and ETC, (ii) amortization of the intangible assets relating to the aforementioned acquisitions and (iii) the reduction of interest expense from the conversion of subordinated debt to parents to equity. The pro forma net loss for the year ended December 31, 1996 excludes the effect of the one-time nonrecurring charge for acquired in-process research and development. The pro forma financial information presented above is not necessarily indicative of the operating results which would have been achieved had the transactions occurred at the beginning of the periods presented or of the results to be achieved in the future.

 Cox Fibernet Affiliates

  Pursuant to the terms of three Operator Managed Ventures Services Agreements between TCG and certain affiliates of Cox, TCG has options to acquire up to a 35% interest in the competitive access business conducted by such affiliates of Cox in New Orleans, Oklahoma City and the Hampton Roads, Virginia area. To the extent the Cox competitive access provider has derived revenue from any contract entered into by TCG as a result of sales efforts engaged in by TCG on behalf of such Cox operations, the purchase price shall be the ratio of the annual TCG generated revenue to total annual revenue of the Cox operation multiplied by the book value of the assets of the Cox operation. If such ratio is less than 35%, TCG may purchase the balance, up to 35%, of that Cox operation for the fair market value (as determined in accordance with the Operator Managed Ventures Services Agreements) of the operation. There is no cap or maximum purchase price under the terms of the Operator Managed Ventures Services Agreements. In November 1996, TCG notified Cox of its intention to exercise its option to purchase a 35% interest in Cox's Hampton Roads, Virginia operations. The Company's options to acquire 35% interests in Cox's New Orleans and Oklahoma City operations do not mature until 1999. Cox and TCG engaged in discussions concerning the calculation of the purchase price formula for Hampton Roads, Virginia, and a possible renegotiation and restructuring of their respective rights and obligations of the parties under each of the Operator Managed Ventures Services Agreements. However, in connection with the AT&T Merger, Cox and TCG agreed to suspend their negotiations and to toll the option period until the later of six months after the effective time of the AT&T Merger and the contractual trigger date.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


4. MARKETABLE SECURITIES

  The following is a summary of TCG's marketable securities and cash equivalents at December 31, 1997 and 1996 (in thousands):

                                                         1997
                                       ----------------------------------------
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
                                         COST       GAIN       LOSS     VALUE
                                       --------- ---------- ---------- --------
   Commercial paper................... $124,246     $  4      $  (4)   $124,246
   Federal agency discount notes......   33,750      --          (1)     33,749
   Federal agency notes...............   54,524        9         (4)     54,529
   Certificates of deposit............   55,987        3         (6)     55,984
   Corporate medium term notes........   93,114      108         (2)     93,220
   Corporate notes....................   15,000       39        --       15,039
   Bank notes.........................   19,993       18        --       20,011
                                       --------     ----      -----    --------
                                        396,614      181        (17)    396,778
   Less: Cash equivalents.............   89,950      --         --       89,950
                                       --------     ----      -----    --------
   Marketable securities.............. $306,664     $181      $ (17)   $306,828
                                       ========     ====      =====    ========
                                                         1996
                                       ----------------------------------------
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
                                         COST       GAIN       LOSS     VALUE
                                       --------- ---------- ---------- --------
   Commercial paper................... $338,390     $ --      $ (83)   $338,307
   U.S. Treasury bills................   47,894       33        --       47,927
   Federal agency notes...............  139,481       11        (29)    139,463
   Corporate medium term notes........  118,825       60        (33)    118,852
   Floating rate notes................   19,984       16        --       20,000
                                       --------     ----      -----    --------
                                        664,574      120       (145)    664,549
   Less: Cash equivalents.............  223,743      --         --      223,743
                                       --------     ----      -----    --------
   Marketable securities.............. $440,831     $120      $(145)   $440,806
                                       ========     ====      =====    ========

  The amortized cost and estimated fair value by maturity date as of December 31, 1997 is as follows (in thousands):

                                                     AMORTIZED COST MARKET VALUE
                                                     -------------- ------------
     Due in one year................................    $313,490      $313,505
     Due after one year through five years..........      83,124        83,273
                                                        --------      --------
       Total........................................    $396,614      $396,778
                                                        ========      ========

  Proceeds from the sale of investments during 1997 and 1996 were $479.5 million and $664.8 million, respectively. Gross gains of $117 thousand and $57 thousand and gross losses of $13 thousand and $2 thousand were realized on these sales in 1997 and 1996, respectively. The change in the net unrealized holding gain from 1997 to 1996 on available-for-sale securities is $189 thousand.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

5. FIXED ASSETS

  The following is a summary of the Company's fixed assets as of December 31, 1997 and 1996 (in thousands):

                                                           1997        1996
                                                        ----------  ----------
   Communications network.............................. $1,470,081  $  875,152
   Construction in progress............................    252,012     336,770
   Other...............................................    150,990      92,307
                                                        ----------  ----------
                                                         1,873,083   1,304,229
     Less: Accumulated depreciation and amortization...   (379,987)   (236,967)
                                                        ----------  ----------
     Fixed assets--net................................. $1,493,096  $1,067,262
                                                        ==========  ==========

6. LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

  Long-term debt outstanding as of December 31, 1997 and 1996 consisted of the following (in thousands):

                                                               1997      1996
                                                            ---------- --------
   Senior Notes, 9.875%, due 2006.......................... $  300,000 $300,000
   Senior Discount Notes, net of discount of $338,622 and
    $414,039 in 1997 and 1996, respectively, 11.125% due
    2007...................................................    734,984  659,567
   TCI Subordinated Note, 7.5% due 2001, repaid December
    31, 1997...............................................        --    27,007
                                                            ---------- --------
     Total................................................. $1,034,984 $986,574
                                                            ========== ========

  All long-term debt matures subsequent to 2002.

 Senior Notes and Senior Discount Notes

  On July 2, 1996, TCG issued $300 million principal amount of Senior Notes due 2006 and $1,073 million aggregate principal amount at maturity of Senior Discount Notes due 2007 (collectively the "Notes"). The Senior Notes were issued pursuant to an indenture (the "Senior Notes Indenture") between TCG and the United States Trust Company of New York, as trustee, and the Senior Discount Notes were issued pursuant to an Indenture (the "Senior Discount Notes Indenture" and, together with the Senior Notes Indenture, the "Indentures") between the Company and the United States Trust Company of New York, as trustee. The Indentures contain certain restrictive covenants which impose limitations on TCG and certain of its subsidiaries' ability to, among other things: (i) incur additional indebtedness, (ii) pay dividends or make certain other distributions and investments, (iii) create liens, (iv) create dividend and other payment restrictions on subsidiaries, (v) incur certain guarantees, (vi) enter into certain asset sale transactions, (vii) enter into certain transactions with affiliates (including the Cable Stockholders) and
(viii) merge, consolidate or transfer substantially all of the Company's assets. Under the terms of the Indentures, TCG currently is not able to pay dividends. TCG is currently in compliance with the terms of these covenants.

  The Senior Discount Notes were issued at a discount to their aggregate principal amount to generate gross proceeds of approximately $625 million. The Senior Discount Notes accrete at a rate of 11.125% compounded semi-annually, to an aggregate principal amount of $1,073 million by July 1, 2001. Thereafter, interest on the Senior Discount Notes will accrue at the rate of 11.125% per annum and will be payable semi-annually on January 1 and July 1, commencing on January 1, 2002; provided that at any time prior to July 1, 2001, TCG

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

may elect to commence the accrual of cash interest on the Senior Discount Notes, in which case the outstanding principal amount on such Notes will be reduced to their accreted value as of the date of such election and cash interest shall become payable thereafter.

  The Notes will be subject to redemption at the option of TCG, in whole or in part, at any time on or after July 1, 2001, initially at 104.938% of their principal amount in the case of the Senior Notes, and 105.563% in the case of the Senior Discount Notes and declining to 100% of their principal amount on or after July 1, 2004, in all cases plus accrued and unpaid interest thereon to the applicable redemption date. The incurrence of long-term indebtedness by TCG is subject to approval by the New York Public Service Commission (the "NYPSC") and the New Jersey Board of Public Utilities (the "NJPBU"). Both the NYPSC and NJBPU have authorized TCG to issue long-term debt in amounts not to exceed $4 billion.

  The fair value of TCG's long-term debt is estimated based on the quoted market price for the same or similar issues or on borrowing rates currently available to TCG for debt with similar terms and maturities. The fair value of TCG's long-term debt was $1.2 billion and $1.1 billion at December 31, 1997 and 1996, respectively. The total interest expense for the Notes was $105.0 million and $49.3 million for the years ended December 31, 1997 and 1996, respectively.

 The Revolving Credit Agreement

  On May 22, 1995, TCG entered into a Loan Agreement (the "Revolving Credit Agreement") with Toronto Dominion (Texas), Inc., as administrative agent, Chemical Bank, as documentation agent, and the Banks (as defined in the Revolving Credit Agreement) to finance capital expenditures and working capital needs of TCG's subsidiaries and of the Local Market Partnerships and to repay debt of TCG and its subsidiaries to the Cable Stockholders. Borrowings of $250 million were utilized for the growth of TCG. The $250 million of indebtedness under the Revolving Credit Agreement was repaid in July 1996 from the proceeds of the 1996 Offerings.

  On July 28, 1997, TCG, through a wholly-owned subsidiary, TCG New York, Inc. ("TCGNY") amended its $250 million Revolving Credit Agreement to a $400 million Revolving Credit Agreement (the "Revolving Credit Agreement"). The Revolving Credit Agreement is secured by (i) the stock of the following wholly-owned subsidiaries of TCGNY: TC New York Holdings I, Inc., TC New York Holdings II, Inc., TC Systems, Inc., TCG Payphones, Inc. and the partnership interests in Teleport Communications, (ii) a negative pledge with respect to the assets and a pledge of the stock of each existing and future subsidiary of TCGNY, (iii) a negative pledge with respect to the contracts that relate to TCGNY operations, (iv) upstream guarantees from any existing and future subsidiaries of TCGNY, and (v) a lien on all present and future intercompany indebtedness owed to TCGNY from TCG and all of its subsidiaries. The Revolving Credit Agreement provides for interest based upon either the base rate or London Interbank Offered Rate ("LIBOR"), adjusted as defined in the Revolving Credit Agreement. In addition, TCGNY must pay a commitment fee equal to 0.375% per annum on the unused commitment amount. There was no outstanding balance as of December 31, 1997 and 1996. The total interest expense for amounts borrowed and commitment fees under the Revolving Credit Agreement were $1.2 million, $6.3 million and $3.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1997, the amount available under the Revolving Credit Agreement was $344.4 million.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  The commitment will be reduced in equal quarterly installments according to the following schedule:

           YEAR                                    AMOUNT
           ----                                 -------------
                                                (IN MILLIONS)
           2000................................    $ 12.5
           2001................................      35.0
           2002................................      55.0
           2003................................      70.0
           2004................................      90.0
           2005................................     100.0
           2006................................      37.5
                                                   ------
                                                   $400.0
                                                   ======

  The shares of capital stock owned by TCG in certain of the wholly-owned subsidiaries of TCG (TC New York Holdings I, Inc., TC New York Holdings II, Inc., TCG Payphones, Inc., and TC Systems, Inc., collectively the "Restricted Subsidiaries") were and remain pledged as collateral to secure loans pursuant to, and may not be pledged to any other party under the terms of, the Revolving Credit Agreement.

  In December 1995, the capital stock of the wholly-owned Restricted Subsidiaries of TCG was transferred, subject to the pledge, to TCG New York, Inc., a wholly-owned subsidiary of TCG. TCG New York, Inc. assumed all obligations under the Revolving Credit Agreement as of the date of transfer. TCG New York, Inc. is permitted under the terms of the Revolving Credit Agreement to advance funds to TCG. When made, such advances are to be evidenced by notes from TCG to TCG New York, Inc. which will be pledged as collateral under the Revolving Credit Agreement.

  The Revolving Credit Agreement contains various covenants and conditions, including restrictions on additional indebtedness, maintenance of certain financial ratios and limitations on capital expenditures. TCG is currently in compliance with the terms of these covenants. None of these covenants negatively impact TCG's liquidity or capital resources at this time.

  In 1995, TCG entered into interest rate swap agreements to mitigate the impact of changes in interest rates on its long-term bank debt. TCG had no interest rate swaps with commercial banks at December 31, 1997 and 1996. The average fixed interest rate was 5.93% in 1995. These agreements effectively fixed TCG's interest rate exposure on various LIBOR based floating rate notes (which ranged from 5.87% to 5.94%). During July 1996, TCG repaid $250 million of bank indebtedness with the proceeds of the 1996 Offerings. Due to this repayment, TCG is not currently required under its Revolving Credit Agreement to enter into interest rate swap arrangements. Accordingly, during 1996, TCG terminated four interest rate swap arrangements which were due to mature in 1997, for a gain of approximately $1.5 million.

 TCI Subordinated Note

  In connection with the 1996 Offerings, the Cable Stockholders contributed to TCG $269.0 million aggregate principal amount of indebtedness, plus accrued interest from May 1995, except that TCI retained a $26 million subordinated note of TCG, in exchange for Class B Common Stock issued to the Cable Stockholders. The loan agreement was terminated in connection with the TCG Reorganization. Interest and principal on the TCI Subordinated Note were payable in 2001. The TCI Subordinated note was repaid on December 31, 1997 at a discounted value of approximately $25.1 million.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

 Cable Stockholders Loan Agreement

  TCG had a loan agreement with the Cable Stockholders aggregating $349.6 million ($269.0 million outstanding at December 31, 1995). Borrowings bore interest at 75 basis points above the one-month London Interbank Offered Rate ("LIBOR"). Total interest expense for this loan was $0, $8.4 million and $17.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

 ETC Facility

  In the acquisition of ETC, TCG assumed ETC's credit facility which was entered into in October 1995 with CoreStates Bank, N.A. and certain other lenders (the "ETC Facility"). The ETC Facility is a $60.0 million credit facility. The ETC Facility provides for interest based upon either the base rate, or LIBOR, adjusted as defined in the ETC Facility (7.4375% at December 31, 1997), which is payable quarterly. The balance outstanding is due on September 30, 1998. Borrowings under the ETC Facility are collateralized by substantially all of the assets and outstanding common stock of TCG Delaware Valley, Inc. In addition, the ETC Facility contains certain restrictive covenants which, among other things, require TCG Delaware Valley to maintain certain debt service coverage ratios and limit the payment of dividends and capital expenditures. TCG is currently in compliance with terms of these covenants. In addition, TCG Delaware Valley is required to pay .375% per year on the available portion of the ETC Facility. The total outstanding balance at December 31, 1997, was $52.6 million.

7. STOCKHOLDERS' EQUITY

 1997 Equity Offering

  Continental acquired its interest in TCG in May 1993. On November 15, 1996, Continental was acquired by U S WEST. In connection with such acquisition, on November 5, 1996, the U.S. Department of Justice announced, and on February 28, 1997, a final judgment was entered (the "Final Judgment") with respect to a settlement with U S WEST and Continental pursuant to which Continental was required to reduce its ownership in TCG below 10% by June 30, 1997, and was required to eliminate such ownership entirely by December 31, 1998. On February 19, 1997, pursuant to the Amended and Restated Stockholders' Agreement dated June 26, 1996, between TCG and the Cable Stockholders (the "Amended Stockholders' Agreement"), Continental converted 4,000,000 shares of Class B Common Stock into 4,000,000 shares of Class A Common Stock and, in accordance with the provisions of Rule 144 promulgated by the Commission under the Securities Act, transferred these shares to one or more third parties. Thereafter, Continental converted an additional 4,500,000 shares of Class B Common Stock, pursuant to the Amended Stockholders' Agreement, and in accordance with the provisions of Rule 144 transferred 3,840,000 of such shares to one or more third parties.

  TCG filed a registration statement for a public offering (the "1997 Equity Offering") of 17,250,000 shares of Class A Common Stock on October 10, 1997, and the 1997 Offering was consummated on November 13, 1997. Of the 17,250,000 shares, 7,304,408 were offered by the Company and 9,945,592 shares were offered by Continental. The Company did not receive any proceeds from the sale of shares by Continental. The net proceeds to the Company from its sale of shares pursuant to the 1997 Equity Offering were approximately $317.4 million, after deducting the underwriting discount and expenses of approximately $11.3 million.

8. EMPLOYEE BENEFIT PLANS

  Teleport Communications Group Retirement Savings Plan--TCG has a Retirement Savings Plan (the "Plan") with a retirement savings component covering substantially all eligible employees of TCG with one or more years of service and a 401(k) savings component covering substantially all eligible employees of TCG. Under the retirement component of the Plan, TCG contributes an amount based on years of service and annual

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

eligible compensation. Under the 401(k) component of the Plan, participants may make pre-tax contributions and TCG matches 50% of the first 6% of annual eligible compensation to a maximum company contribution of $1,500 per employee for employees with more than one year of service. Participants with less than one year of service may make pre-tax contributions without a company match.

  Effective November 1, 1996, the Plan offers TCG's Class A Common Stock as an investment option. The Plan purchases shares on the open market. As of December 31, 1997 and 1996, respectively, 113,553 and 36,186 shares, with a total market value of $6.2 million and $1.1 million, had been purchased under the Plan.

  In 1997, 1996 and 1995, TCG made matching contributions of $1.5 million, $1.1 million, and $0.7 million, respectively, as required by the 401(k) component and $2.2 million, $1.4 million, and $1.0 million, respectively, under the retirement component of the plan.

  TCG has established a non-qualified, funded, deferred compensation Make-Up Plan of Teleport Communications Group Inc. (the "Make-Up Plan") for the Teleport Communications Group Inc. Retirement Savings Plan. The purpose of the Make-Up Plan is to provide certain eligible participants benefits which would have been payable under the Retirement Savings Plan, but were limited by the maximum company match of $1,500, as well as compensation limits set forth by the IRS. Expenses incurred in connection with the Make-Up Plan were approximately $0.9 million in 1997 and were insignificant in 1996 and 1995.

  Teleport Communications Group Unit Appreciation Plan--TCG has established the Teleport Communications Group Unit Appreciation Plan (the "UAP") for 1992 and 1993. During the years ended December 31, 1993 and 1992, TCG made awards of deferred compensation in the form of units (the "Units"), pursuant to the UAP, to certain eligible employees of TCG. Benefits under the UAP are equal to the value of the Units on the date the employee terminates employment or is fully vested in the Units, less the initial base price of the Units. The initial base price of each Unit as of January 1, 1993 and 1992 was $34.85 and $30.00, respectively. Each Unit is equal to 8.4 shares of Class A Common Stock. Except for awards to a certain employee, the appreciation of any Unit is limited to 200% of the initial base price. Pursuant to an employee's employment agreement, there is no limit on the appreciation he may receive under the 1992 UAPs. Awards under the UAP are subject to a five-year vesting schedule, pursuant to which the Units granted were 60% vested as of December 31, 1995 and December 31, 1994, respectively, and fully vested no later than December 31, 1997 and December 31, 1996, respectively, subject to certain exceptions provided therein. The 1992 UAPs were fully vested December 31, 1996 and were paid early in 1997. In connection with the UAP, TCG recognized compensation expense of $15 thousand, $1.4 million and $2.5 million for the years ended December 31, 1997, 1996 and 1995, respectively. In January 1996, TCG adopted a plan which permits the awards under the UAP to be deferred in whole or in part at the election of the participants for periods of up to five years or, with the Administrative Committee's consent, until termination of employment.

  The following table provides additional information concerning the Unit Appreciation Plan awards:

                                                                        NUMBER OF
                                   NUMBER       NUMBER                    UNITS       NUMBER                    NUMBER
                                  OF UNITS     OF UNITS     VALUE OF   OUTSTANDING   OF UNITS      VALUE       OF UNITS
                                OUTSTANDING     VESTED       UNITS         AT         VESTED      OF UNITS   OUTSTANDING
                       INITIAL       AT           AT       VESTED AT    DECEMBER        AT       VESTED AT        AT
       YEAR OF          NUMBER  DECEMBER 31, DECEMBER 31, DECEMBER 31,     31,     DECEMBER 31, DECEMBER 31, DECEMBER 31,
        AWARD          OF UNITS     1997         1997         1997        1996         1996         1996         1995
       -------         -------- ------------ ------------ ------------ ----------- ------------ ------------ ------------
1993..................  36,000     5,300        5,300       $369,410      5,300        4,240     $  295,528     23,700
1992.................. 170,850       --           --             --      63,250       63,250      7,695,373    139,200
                       -------     -----        -----       --------     ------       ------     ----------    -------
 Total................ 206,850     5,300        5,300       $369,410     68,550       67,490     $7,990,901    162,900
                       =======     =====        =====       ========     ======       ======     ==========    =======

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  Teleport Communications Group Inc. 1996 Equity Incentive Plan--TCG established the Teleport Communications Group Inc. 1996 Equity Incentive Plan (the "Equity Incentive Plan") effective June 27, 1996, to provide opportunities for certain employees of TCG to participate in the appreciation in the value of TCG after the initial public offering. The Board of Directors authorized the issuance of up to 637,792 shares of Class A Common Stock under the Equity Incentive Plan. The Equity Incentive Plan is administered by the Compensation Committee which has full and discretionary power to award shares under the Equity Incentive Plan.

  Under the Equity Incentive Plan, each employee who had an award under the 1992 UAP or the 1993 UAP, whether or not the employee had elected to defer receipt of the payment of benefits thereunder and who is employed by TCG as of June 27, 1996, had the right to waive his/her interest in all or any portion of the employee's benefit in the 1992 UAP or the 1993 UAP. In exchange therefore, the employee was granted a number of shares under the Equity Incentive Plan equal to the value of the portion of the employee's benefit waived (determined as of June 27, 1996) multiplied by 120% and divided by the initial public offering price per share of Class A Common Stock. No employee could receive more than 54,000 shares under the Equity Incentive Plan, and a certain employee was not eligible to participate. One share under the Equity Incentive Plan is equivalent in value to one share of Class A Common Stock. Thus, the value of the benefit payable under the Equity Incentive Plan will fluctuate in accordance with the fair market value of the Class A Common Stock.

  Shares under the Equity Incentive Plan granted in exchange for 1992 UAP benefits are subject to a two-year vesting schedule, with 70% of the shares becoming vested as of June 27, 1997 and the remaining 30% becoming vested as of the June 27, 1998. Shares granted in exchange for the 1993 UAP benefits are subject to a three-year vesting schedule, with 70% of the shares becoming vested as of June 27, 1998 and the remaining 30% becoming vested as of June 27, 1999. A participant shall become 100% vested in his/her shares in the event of death, total disability or a change in control. In the event a participant's employment is terminated for cause, his/her interest in each and every share awarded under the Equity Incentive Plan shall be forfeited.

  Shares under the Equity Incentive Plan will be paid to a participant either in one lump sum cash payment or in shares of Class A Common Stock, as determined at the discretion of the Compensation Committee, on the payment date elected by the participant at the time he/she elects to participate in the Equity Incentive Plan. In general, the payment date elected may be the last business day of any calendar quarter during the period commencing June 30, 1998 and ending June 30, 2001.

  At December 31, 1997 and 1996, respectively, 409,983 and 421,233 shares were outstanding under the Equity Incentive Plan.

  Teleport Communications Group Inc. Stock Option Plan--TCG established the Teleport Communications Group Stock Option Plan (the "SOP") effective September 26, 1993. The SOP is administered at the discretion of the Compensation Committee, which has made long-term incentive compensation awards in the form of non-qualified and incentive stock options to eligible employees. Stock options were granted with exercise prices at or above the fair market value of the shares on the date of grant, and no compensation expense has been recognized in connection with the options. The Compensation Committee may permit the exercise price to be paid in cash, through delivery of other shares of Class A Common Stock, by delivering irrevocable instructions to a financial institution to deliver promptly to TCG the portion of sale or loan proceeds sufficient to pay the exercise price, or through an election to have shares withheld from the shares otherwise to be received by the option holder.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  The following table provides additional information concerning the SOP:

                                         SHARES OF COMMON STOCK
                                        -------------------------
                                        AVAILABLE FOR
                                            GRANT     OUTSTANDING EXERCISE PRICE
                                        ------------- ----------- --------------
   Balance, January 1, 1995............   2,888,046    2,495,304  $ 6.90--10.39
     Authorized........................         --           --             --
     Granted...........................    (285,096)     285,096          14.22
     Exercised.........................         --       (27,115)          6.90
     Forfeited.........................     215,225     (215,225)   6.90--14.22
                                         ----------    ---------
   Balance, December 31, 1995..........   2,818,175    2,538,060  $ 6.90--14.22
     Authorized........................   5,547,683          --             --
     Granted...........................  (2,003,462)   2,003,462   17.46--21.60
     Exercised.........................         --       (55,355)          6.90
     Forfeited.........................     173,443     (173,443)   6.90--21.60
                                         ----------    ---------
   Balance, December 31, 1996..........   6,535,839    4,312,724  $ 6.90--21.60
     Authorized........................         --           --             --
     Granted...........................  (1,935,068)   1,935,068   24.48--55.02
     Exercised.........................         --      (285,332)   6.90--10.39
     Forfeited.........................     155,944     (155,944)   6.90--49.00
                                         ----------    ---------
   Balance, December 31, 1997..........   4,756,715    5,806,516  $ 6.90--55.02
                                         ==========    =========

  Teleport Communications Group Inc. Employee Stock Purchase Plan (1997)--TCG adopted the Teleport Communications Group Inc. Employee Stock Purchase Plan (the "1997 Stock Purchase Plan"), effective July 1, 1997. The 1997 Stock Purchase Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). As of the first day of each calendar quarter each eligible employee will be granted the option to purchase as of the last day of each calendar quarter, a number of shares determined under a uniform formula specified by the Committee. Each eligible employee was given an option to purchase the number of shares equal to 10% of such employee's compensation plus bonus paid in that calendar quarter, divided by the purchase price per share under the option. No employee can receive options for more than $25,000 worth of shares in any calendar year. The purchase price for one share of Class A Common Stock is 15% below the average closing price of the last ten trading days of the calendar quarter. The Committee authorized the issuance of 1,500,000 shares of Class A Common Stock under the 1997 Stock Purchase Plan. The expense recorded for the year ended December 31, 1997 related to options issued was approximately $0.3 million.

  Teleport Communications Group Inc. Employee Stock Purchase Plan (1996)--TCG adopted the Teleport Communications Group Inc. Employee Stock Purchase Plan (the "1996 Stock Purchase Plan"), effective June 27, 1996. The 1996 Stock Purchase Plan is administered by the Committee. Each eligible employee was given an option to purchase a number of shares of Class A Common Stock up to 10% of such employee's compensation plus bonus paid for the calendar year preceding the year the option is awarded, divided by the purchase price per share under the option. No employee can receive options for more than $25,000 worth of shares in any calendar year. The purchase price for one share of Class A Common Stock is 15% below the initial offering price of $16, or $13.60. The Board of Directors has authorized the issuance of 745,000 shares under the 1996 Stock Purchase Plan. The options expired on June 27, 1997. Options related to 584,686 shares of Class A Common Stock were exercised.

  The expense recorded in each of the years ended December 31, 1997 and 1996 related to the options issued was approximately $0.7 million.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  The following table provides additional information concerning the 1996 and 1997 Employee Stock Purchase Plans:

                                         SHARES OF COMMON STOCK
                                        -------------------------
                                        AVAILABLE FOR
                                            GRANT     OUTSTANDING EXERCISE PRICE
                                        ------------- ----------- --------------
   Balance, January 1, 1996............         --          --    $         --
     Authorized........................     745,000         --            13.60
     Granted...........................    (623,894)    623,894           13.60
     Exercised.........................         --          --              --
     Forfeited.........................      41,001     (41,001)          13.60
                                          ---------    --------
   Balance, December 31, 1996..........     162,107     582,893   $       13.60
     Authorized........................   1,500,000         --              --
     Granted...........................    (109,975)    109,975           35.54
     Exercised.........................         --     (609,651)   13.60--35.54
     Forfeited.........................      83,217     (83,217)          13.60
                                          ---------    --------
   Balance, December 31, 1997..........   1,635,349         --    $         --
                                          =========    ========

  Stock-Based Compensation--In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which encourages but does not require companies to record compensation cost for stock-based compensation plans at fair value.

  TCG has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recorded for its stock awards and employee stock purchase plans, but rather, the Company has determined the pro forma net loss and net loss per share amounts for 1997, 1996 and 1995, as if compensation expense had been recorded for options granted during those years under the fair value method described in SFAS No.
123. Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded quarterly based on the quoted market price of TCG's stock at the end of the period.

  The Company utilized the Black-Scholes option pricing model to estimate the fair value at the date of grant of options granted during 1997, 1996 and 1995. Under the Black-Scholes model, the volatility factor ranged from 25.0% to 26.4% was used for options granted on or after the date of the 1996 Offerings and the minimum value method was used for options granted prior to the date of the 1996 Offerings, as if there was no market for the Company's common stock in which to monitor stock price volatility. Had TCG adopted SFAS No. 123, net loss and loss per share would have increased as indicated below (in thousands, except share amounts):

                                            1997         1996         1995
                                         -----------  -----------  ----------
   Net loss--as reported................ $  (222,667) $  (114,850) $  (53,804)
                                         ===========  ===========  ==========
   Net loss--pro forma.................. $  (225,625) $  (116,398) $  (53,929)
                                         ===========  ===========  ==========
   Loss per share--as reported.......... $     (1.34) $     (1.00) $    (0.77)
                                         ===========  ===========  ==========
   Loss per share--pro forma............ $     (1.36) $     (1.02) $    (0.77)
                                         ===========  ===========  ==========
   Weighted average number of shares
    outstanding......................... 165,728,059  114,443,695  70,000,140
                                         ===========  ===========  ==========

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  Valuation Assumptions--The fair value of options at the date of grant was established using the Black-Scholes model with the following weighted average input assumptions:

                                                                                     ANNUAL
                         EXPECTED EXERCISE  STOCK PRICE            RISK FREE DIV.  FORFEITURE
                           LIFE     PRICE    AT GRANT   VOLATILITY INT. RATE YIELD    RATE
                         -------- --------- ----------- ---------- --------- ----- ----------
1996 Employee Stock
 Purchase Plan Grants...    1.00     $13.60     $16.00     25.0%      5.81%    0%    4.89%
1995, 1996 and 1997
 Stock Option Grants.... 5.00 to  $14.22 to  $14.22 to   0.1% to   5.80% to    0%    0% to
                            7.00     $46.98     $46.98     26.4%      6.73%          5.00%

  The following table summarizes information concerning the remaining options outstanding as of December 31, 1997 for the 1997, 1996 and 1995 option grants and the 1997 Employee Stock Purchase Plan:

                                       OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                          --------------------------------------------- --------------------
                                                WEIGHTED AVG. WEIGHTED              WEIGHTED
                          RANGE OF   NUMBER OF    REMAINING    AVERAGE   NUMBER OF  AVERAGE
                          EXERCISE    SHARES     CONTRACTUAL  EXERCISE    SHARES    EXERCISE
                           PRICES   OUTSTANDING     LIFE       PRICES   EXERCISABLE  PRICES
                          --------- ----------- ------------- --------- ----------- --------
1995, 1996 and 1997
 Stock Option Grants and
 1997 Employee Stock
 Purchase Plan..........  $14.22 to  4,011,154     5.00 to    $14.22 to    2,313     $14.22
                             $55.02                   7.00       $46.98

  Employment Agreements--TCG has employment agreements with certain of its executive officers and senior management personnel. These agreements are effective through dates ending from June 30, 1998 to December 31, 2000, unless terminated earlier by the executive or TCG, and provide for annual salaries, cost-of-living adjustments, additional compensation in the form of bonuses based on the performance of TCG and the executive, and participation in the various benefit plans of TCG. The agreements contain certain benefits to the executive if TCG terminates the executive's employment without cause or if the executive terminates his employment as a result of change in ownership of TCG. The salary and bonus expense related to these employment agreements for the years ended December 31, 1997, 1996 and 1995 approximated $3.6 million, $2.9 million and $2.1 million, respectively. TCG's remaining aggregate commitments for salaries under such agreements is approximately $4.9 million. The commitments for bonuses under these agreements is approximately $1.9 million.

  In the event TCG terminates the executive without cause or the executive terminates his/her employment as a result of a change in control, the agreements provide for continued vesting in deferred compensation and long term incentive awards as well as the payment of a base salary for each executive plus an annual bonus for the duration of the agreement. The annual bonus is an amount not less than 30% of such base salary, except for a certain employee whose minimum annual bonus is 50% of base salary. Each executive is entitled to these severance benefits for at least six months following such termination, except for a certain employee whose minimum entitlement period is 30 months.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


9. INCOME TAXES

  There are no current income taxes payable based on TCG's operating loss. The current state and local tax expense are based on factors other than income. The following temporary differences compose the net deferred income tax payable (in thousands):

                                                              1997       1996
                                                            ---------  --------
   Deferred income tax liabilities:
     Depreciation, amortization and excess credits......... $  73,868  $ 43,072
     Other.................................................       553       --
                                                            ---------  --------
                                                               74,421    43,072
                                                            ---------  --------
   Deferred income tax assets:
     Operating loss........................................  (192,433)  (81,578)
     Deferred revenue......................................    (2,403)   (2,361)
     Assets recorded for tax purposes......................    (3,575)   (3,368)
     Incentive compensation................................    (6,434)   (4,579)
     Equity in losses of unconsolidated subsidiaries.......      (142)     (138)
     Other.................................................      (248)      --
                                                            ---------  --------
                                                             (205,235)  (92,024)
   Less: valuation allowance                                  131,778    49,874
                                                            ---------  --------
   Total deferred tax assets...............................   (73,457)  (42,150)
                                                            ---------  --------
   Deferred income taxes payable--net...................... $     964  $    922
                                                            =========  ========

  In 1997, 1996 and 1995, the net income tax benefits of approximately $81.9 million, $29.6 million and $10.9 million, respectively, have been offset by increases in the valuation allowance of $81.9 million, $29.6 million and $10.9 million, respectively, due to the uncertainty of realizing the benefit of the loss carry-forwards.

  At December 31, 1997, TCG had operating loss carry-forwards for federal income tax purposes of approximately $523.0 million, expiring principally in 2003 through 2013. Approximately $49.0 million of the net operating loss carryforwards are carryovers related to the acquisitions of BizTel and ETC. The net operating losses related to these acquisitions will be subject to various limitations.

  A reconciliation of the statutory federal income tax rate and TCG's effective income tax rate is as follows:

                                                         1997    1996    1995
                                                        ------  ------  ------
   Statutory federal income tax rate...................  35.00%  35.00%  35.00%
   State and local taxes, less federal benefit.........   0.75    2.36    1.30
   Unutilized tax benefit due to net operating loss.... (30.04) (31.80) (33.30)
   Permanent differences and other.....................  (4.96)  (3.20)  (1.70)
                                                        ------  ------  ------
   Effective rate......................................   0.75%   2.36%   1.30%
                                                        ======  ======  ======

10. RELATED PARTY TRANSACTIONS

  In 1996 TCG entered into a preliminary agreement with TCI which provided for the provision of certain services by TCG to TCI in connection with the development by TCI of residential telephony service offerings in Hartford, Connecticut, Fremont, California and Arlington Heights, Illinois. TCI has agreed to reimburse TCG

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

for certain costs and cost of capital in connection with these services. TCG is also in the process of negotiating a market based agreement for the provision of telephony services for TCI in multiple dwelling units at various locations. At December 31, 1997 and 1996, the amounts due to TCG for this reimbursement were $1.0 million and $1.1 million, respectively, and are included in accounts receivable--related parties. TCG has entered into an agreement with Comcast to support a Comcast residential service offering to be conducted in Maryland and Florida.

  TCG also provides management services to certain affiliates of Cox under three Operator Managed Ventures Services Agreements, including billing services, network monitoring and accounts receivable functions. Under the terms of the agreements, TCG retains 8% of the collected revenues from Cox customers as a royalty fee. Royalty fees recorded from Cox were approximately $0.6 million, $0.3 million and $0.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. Included in accounts receivable--trade are approximately $1.0 million and $0.4 million at December 31, 1997 and 1996, respectively, for amounts owed by Cox customers. At December 31, 1997 and 1996, the amounts due to Cox affiliates under the agreements were $1.7 million and $1.1 million, respectively.

  In 1997 and 1996, TCG purchased cable on behalf of certain of the Cable Stockholders, which it then sold to them at cost. The amount receivable from the owners was $1.1 million and $1.5 million as of December 31, 1997 and 1996, respectively.

  Sprint PCS, a partnership owned 60% by TCI, Comcast and Cox, entered into service arrangements, preliminary agreements or letters of intent with a number of wholly-owned subsidiaries of TCG providing for the construction of special facilities and the provision of services to Sprint PCS by TCG. TCG and Sprint PCS continued this service relationship throughout 1997. The amount receivable from Sprint PCS at December 31, 1997 and 1996, respectively, was $1.6 million and $0.3 million.

  In connection with the management of the Local Market Partnerships, TCG entered into management services agreements. Under the terms of such agreements, TCG provided certain operating and administrative services to such entities, for which it earned management fees. Management fees earned were approximately $0, $21.8 million and $29.6 million in 1997, 1996 and 1995, respectively. After July 2, 1996, such management fee revenue is no longer recorded because the previously unconsolidated partnerships are now consolidated.

  Related to the acquisition of KCFN, TCG is liable to fund the operations until the closing. Such liability for KCFN as of December 31, 1997 is $2.3 million which is included in accounts payable and accrued liabilities. The liability associated with the acquisition of KCFN of approximately $55 million is included in accounts payable and accrued liabilities.

11. COMMITMENTS AND CONTINGENCIES

 Operating Leases

  Under the terms of contracts with various parties, TCG is obligated to pay franchise fees, office rents, node rents and rights-of-way fees in connection with its fiber optic network through 2022. These contracts provide for certain scheduled increases and for possible escalation of basic rentals based on a change in the cost of living or on other factors. TCG expects to enter into other contracts for additional franchise fees, office rents, node rents, rights-of-way, facilities, equipment, and maintenance services in the future.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  A summary of such fixed commitments at December 31, 1997 is as follows (in thousands):

            YEARS                                      AMOUNT
            -----                                     --------
            1998..................................... $ 34,079
            1999.....................................   32,286
            2000.....................................   29,986
            2001.....................................   27,908
            2002.....................................   25,723
            Thereafter...............................   65,814
                                                      --------
              Total.................................. $215,796
                                                      ========

  Rent expense under operating leases was approximately $31.4 million, $18.0 million and $11.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.

 Capital Leases

  Communications network includes assets acquired under capital leases of approximately $154.1 million and $114.1 million (including approximately $111.6 million and $96.0 million with related parties) at December 31, 1997, and 1996, respectively. The related accumulated depreciation and amortization was approximately $18.9 million and $12.1 million, respectively.

  The following is a schedule, by year, of future minimum payments under the leases, together with the present value of the net minimum payments as of December 31, 1997 (in thousands):

            YEARS                                      AMOUNT
            -----                                      -------
            1998...................................... $38,218
            1999......................................  12,545
            2000......................................   4,860
            2001......................................     844
            2002......................................     534
            Thereafter................................   4,130
                                                       -------
            Total minimum lease payments..............  61,131
            Less amount representing interest.........   8,312
                                                       -------
            Total obligations under capital leases.... $52,819
                                                       =======

 Retention Incentive

  As part of the AT&T Merger, TCG has offered a retention incentive compensation package to all employees as of January 8, 1998. These amounts are payable in four installments, the closing date of the proposed AT&T Merger, the first anniversary of the closing date, the second anniversary of the closing date and thereafter to all employees still employed at TCG. Such amounts are currently estimated at $14.4 million, $14.4 million, $10.4 million and $.8 million, respectively. There are no assurances that the AT&T Merger will be consummated.

 Revenue Sharing Agreements

  Teleport Communications is subject to a revenue sharing agreement with The Port Authority of New York and New Jersey (the "Port Authority"). Based on the agreement, Teleport Communications is obligated to pay to the Port Authority 5% of its gross revenues, and may be required to pay a "net return rental fee," as defined,

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

to the extent its cumulative net return exceeds the entitlement amount. For the years ended December 31, 1997, 1996 and 1995 the payments made were $300,000 in each year. Teleport Communications is required to remit to the Port Authority a minimum payment currently equal to $300,000 annually.

  Teleport Communications entered into a 15-year franchise agreement with the City of New York during 1994, which among other things, requires a payment based on certain gross revenues, as defined in the agreement. The franchise provides for the payment of 10% of certain gross revenues in 1995 and 1996, 6% in 1997 and 5% thereafter, all subject to certain setoffs, reductions and adjustments. The franchise also provides that commencing with calendar year 1995, payment to the City will be no less than $200,000 per year. For the years ended December 31, 1997, 1996 and 1995 the payments made to the City under the franchise were $1.1 million, $0.8 million and $0.3 million, respectively.

 Litigation

  In April 1997, a complaint seeking damages in an unspecified amount was filed against the Company in the Circuit Court of Cook County, Illinois by two former customers of the Company and an alleged class purporting to consist of investors in one of the customers, alleging fraud and breach of contract. The initial complaint was dismissed in September 1997 and an amended complaint was refiled by the plaintiffs in October 1997. The Company, upon consultation with counsel, believes that the allegations are without merit and that it possess meritorious counterclaims for damages arising from breach of contract. The Company additionally believes that any costs arising from this lawsuit will not have a material adverse effect on its financial condition, results of operations or cash flows.

  On December 16, 1997, prior to public announcement of the AT&T Merger, an action was filed by one TCG public stockholder in the Delaware Court of Chancery against TCG, TCG's directors and the Cable Stockholders. The plaintiff's complaint alleges that, based on public reports, TCG's directors, management and controlling stockholders were negotiating the sale of TCG to AT&T on a preferential basis. This sale on a preferential basis, the complaint alleges, would offer little or no premium over the current market price of TCG Class A Common Stock and is therefore unfair and inadequate to TCG's public stockholders. The plaintiff seeks to enjoin the merger of TCG and AT&T or, alternatively, to rescind the transaction and/or recover damages in the event that the transaction is consummated. The complaint seeks to have the action certified for class action status and to appoint the plaintiff as the class representative.

  On January 12, 1998, an action was filed by two TCG public stockholders in the Delaware Court of Chancery against TCG, certain TCG directors and officers, the Cable Stockholders and AT&T. The complaint alleges that the exchange ratio in the AT&T Merger represents an inadequate premium for stockholders of TCG Class A Common Stock. The complaint further alleges that the actions of the TCG directors, officers and Cable Stockholders in connection with the AT&T Merger constitute a breach of various fiduciary duties owed to the stockholders of TCG Class A Common Stock. The plaintiffs seek to enjoin the merger of TCG and AT&T or, alternatively, to rescind the transaction and/or recover damages in the event that the transaction is consummated. The complaint seeks to have the action certified for class action status and to appoint the plaintiffs as the class representatives.

  On January 28, 1998, an action was filed by a TCG public stockholder in the Delaware Court of Chancery against TCG, certain TCG directors and officers, and the Cable Stockholders. The complaint alleges that the exchange ratio in the AT&T Merger represents an inadequate premium for stockholders of TCG Class A Common Stock. The complaint further alleges that the actions of the TCG directors, officers and Cable Stockholders in connection with the AT&T Merger constitute a breach of various duties owed to the stockholders

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

of TCG Class A Common Stock. The plaintiffs seek to enjoin the merger of TCG and AT&T or, alternatively, to rescind the transaction and/or recover damages and fees in the event that the transaction is consummated. The complaint seeks to have the action certified for class action status and to appoint the plaintiff as the class representative.

  Plaintiffs' counsel in the above three putative stockholder class action proceedings have agreed (i) to defer the obligation of the defendants to answer the actions and (ii) to consolidate the actions by filing an amended consolidated complaint. As of the end of February 1998, the amended consolidated complaint had not been filed. The Company believes that these proceedings, individually and in the aggregate, are without merit and that any associated costs will not have a material adverse effect on TCG's financial condition, results of operations or cash flows.

  In the ordinary course of business, TCG is involved in various litigation and regulatory matters, proceedings and claims. In the opinion of TCG's management, after consultation with counsel, the outcome of such proceedings will not have a materially adverse effect on TCG's financial position, results of operations or cash flows.

12. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash paid for interest and non-cash investing and financing activities for the years ended December 31, 1997, 1996 and 1995 were as follows (in thousands):

                                                        1997     1996    1995
                                                      -------- -------- -------
   Cash paid during the year for interest............ $ 43,008 $  7,818 $ 8,675
                                                      ======== ======== =======
   Fixed assets acquired under capital leases........ $ 38,244 $ 14,034 $15,151
                                                      ======== ======== =======
   Compensation paid in stock........................ $  4,772      --      --
                                                      ======== ======== =======
   Rights-of-way obtained in exchange for cable
    installation..................................... $    --  $    --  $ 1,330
                                                      ======== ======== =======
   Conversion of subordinated debt to parents plus
    accrued interest................................. $    --  $263,602 $   --
                                                      ======== ======== =======
   Conversion and stock split of $1 par value common
    stock to 139,250,370 shares of Class B Common
    Stock as part of the TCG Reorganization.......... $    --  $213,099 $   --
                                                      ======== ======== =======
   Acquisition of subsidiaries....................... $131,246 $    --  $   --
                                                      -------- -------- -------
   Cash acquired in acquisitions.....................    1,203      --      --
   Common stock issued...............................  123,334      --      --
                                                      -------- -------- -------
                                                       124,537      --      --
                                                      -------- -------- -------
   Cash paid to acquire subsidiaries................. $  6,709 $    --  $   --
                                                      ======== ======== =======

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


13. SELECTED QUARTERLY INFORMATION (UNAUDITED)

  Summarized below is quarterly financial information for the years ended December 31, 1997 and 1996 (in thousands, except per share amounts):

                            1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER
   1997                     CONSOLIDATED CONSOLIDATED CONSOLIDATED CONSOLIDATED   TOTAL
   ----                     ------------ ------------ ------------ ------------ ---------
   Revenues................   $ 96,844     $115,664     $131,406     $150,390   $ 494,304
   Net loss................    (45,028)     (51,332)     (53,784)     (72,523)   (222,667)
   Loss per common share...   $  (0.28)    $  (0.31)    $  (0.33)    $   (.42)  $   (1.34)
   1996                       COMBINED     COMBINED   CONSOLIDATED CONSOLIDATED   TOTAL
   ----                     ------------ ------------ ------------ ------------ ---------
   Revenues................   $ 50,435     $ 57,087     $ 72,749     $ 87,398   $ 267,669
   Net loss................    (18,693)     (19,743)     (33,705)     (42,709)   (114,850)
   Loss per common share...   $  (0.25)    $  (0.27)    $  (0.21)    $  (0.27)  $   (1.00)

14. SUBSEQUENT EVENTS (UNAUDITED)

  On March 11, 1998, for reasons beyond the control of both parties, which made it impossible to conclude the USW Merger prior to the March 31, 1998 termination date, ACC and USW agreed to a mutual termination of the USW Merger Agreement.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of ACC Corp.:

We have audited the accompanying consolidated balance sheets of ACC Corp. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACC Corp. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Rochester, New York,

 February 3, 1998, except for the
 matter described in the second
 paragraph of Note 10, as to
 which the date is March 11,  1998.

                        ACC CORP. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS

                   (AMOUNTS IN 000S, EXCEPT SHARE DATA)

                                         FOR THE YEARS ENDED DECEMBER 31,
                                        -------------------------------------
                                           1997         1996         1995
                                        -----------  -----------  -----------
REVENUE:
  Toll revenue......................... $   327,490  $   282,497  $   175,269
  Local service and other..............      45,123       26,270       13,597
                                        -----------  -----------  -----------
    Total revenue......................     372,613      308,767      188,866
  Network costs........................     218,361      193,599      114,841
                                        -----------  -----------  -----------
    Gross profit.......................     154,252      115,168       74,025
OTHER OPERATING EXPENSES:
  Depreciation and amortization........      23,712       16,433       11,614
  Selling expenses.....................      50,958       34,072       21,617
  General and administrative...........      60,069       50,439       39,248
  Management restructuring.............         --           --         1,328
                                        -----------  -----------  -----------
    Total other operating expenses.....     134,739      100,944       73,807
                                        -----------  -----------  -----------
  Income from operations...............      19,513       14,224          218
OTHER INCOME (EXPENSE):
  Interest income......................         215        1,151          198
  Interest expense.....................      (3,729)      (5,025)      (5,131)
  Merger costs.........................      (4,970)         --           --
  Foreign exchange gain (loss).........        (162)         509         (110)
                                        -----------  -----------  -----------
    Total other income (expense).......      (8,646)      (3,365)      (5,043)
                                        -----------  -----------  -----------
Income (loss) from operations before
 provision for income taxes and
 minority interest.....................      10,867       10,859       (4,825)
Provision for income taxes.............         476        2,185          396
Minority interest in earnings of
 consolidated subsidiary...............         --          (909)        (133)
                                        -----------  -----------  -----------
NET INCOME (LOSS)......................      10,391        7,765       (5,354)
Less Series A Preferred Stock
 dividend..............................         --          (972)        (401)
Less Series A Preferred Stock
 accretion.............................         --        (1,509)        (139)
                                        -----------  -----------  -----------
Net income (loss) applicable to Common
 Stock................................. $    10,391  $     5,284  $    (5,894)
                                        ===========  ===========  ===========
Net income (loss) per common share--
 basic................................. $      0.62  $      0.37  $     (0.52)
                                        ===========  ===========  ===========
Net income (loss) per common share--
 diluted............................... $      0.59  $      0.34  $     (0.52)
                                        ===========  ===========  ===========
Weighted average shares outstanding--
 basic.................................  16,839,039   14,463,728   11,358,693
                                        ===========  ===========  ===========
Weighted average shares outstanding--
 diluted...............................  17,690,223   15,540,115   11,358,693
                                        ===========  ===========  ===========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                        ACC CORP. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS

            (AMOUNTS IN 000S, EXCEPT SHARE AND PER SHARE DATA)

                                                      DECEMBER 31, DECEMBER 31,
                                                          1997         1996
                                                      ------------ ------------
CURRENT ASSETS:
  Cash and cash equivalents..........................   $  3,988     $  2,035
  Accounts receivable, net of allowance for doubtful
   accounts of $5,291 in 1997 and $3,795 in 1996.....     76,909       51,474
  Other receivables..................................      3,732        3,792
  Prepaid expenses and other assets..................      7,718        4,632
                                                        --------     --------
    Total Current Assets.............................     92,347       61,933
                                                        --------     --------
PROPERTY, PLANT, AND EQUIPMENT:
  At cost............................................    189,249      119,398
  Less--accumulated depreciation and amortization....    (53,523)     (38,946)
                                                        --------     --------
    Total Property, Plant, and Equipment.............    135,726       80,452
                                                        --------     --------
OTHER ASSETS:
  Goodwill and customer base, net....................     73,607       50,629
  Deferred installation costs, net...................      5,668        4,312
  Other..............................................     12,270        6,705
                                                        --------     --------
    Total Other Assets...............................     91,545       61,646
                                                        --------     --------
    Total Assets.....................................   $319,618     $204,031
                                                        ========     ========
CURRENT LIABILITIES:
  Notes payable......................................      1,000          730
  Current maturities of long-term debt...............      2,853        3,521
  Accounts payable...................................     23,374       15,351
  Accrued network costs..............................     35,973       22,908
  Other accrued expenses.............................     26,593       34,884
                                                        --------     --------
    Total Current Liabilities........................     89,793       77,394
                                                        --------     --------
Deferred income taxes................................      1,888        2,767
                                                        --------     --------
Long-term debt.......................................     90,221        6,007
                                                        --------     --------
SHAREHOLDERS' EQUITY:
  Preferred Stock, $1.00 par value, Authorized--
   1,990,000 shares;
   Issued--no shares.................................        --           --
  Class A Common Stock, $.015 par value, Authorized--
   50,000,000 shares; Issued--18,297,145 in 1997 and
   17,684,361 in 1996................................        275          265
  Class B Common Stock, $.015 par value, Authorized--
   25,000,000 shares; Issued--no shares..............        --           --
  Capital in excess of par value.....................    126,707      116,878
  Cumulative translation adjustment..................     (1,739)      (1,362)
  Retained earnings (deficit)........................     14,083        3,692
                                                        --------     --------
                                                         139,326      119,473
  Less--Treasury stock, at cost (1,089,884 shares)...     (1,610)      (1,610)
                                                        --------     --------
    Total Shareholders' Equity.......................    137,716      117,863
                                                        --------     --------
    Total Liabilities and Shareholders' Equity.......   $319,618     $204,031
                                                        ========     ========

  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                           ACC CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (AMOUNTS IN 000S)

                                            FOR THE YEARS ENDED DECEMBER 31,
                                            -----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  -----------
Cash Flows from Operating Activities:
Net income (loss).........................    $ 10,391  $    7,765    $  (5,354)
Adjustments to reconcile net income (loss)
 to net cash provided by operating
 activities:
 Depreciation and amortization............      23,712      16,433       11,614
 Deferred income taxes....................        (930)      3,110          609
 Minority interest in earnings (loss) of
  consolidated subsidiary.................         --          909          133
 Unrealized foreign exchange (gain) loss..        (121)       (758)         180
 Amortization of deferred financing
  costs...................................         629         425          263
 (Increase) Decrease in Assets:
 Accounts receivable, net.................     (22,442)    (11,212)     (17,437)
 Other receivables........................          87       1,955        1,782
 Prepaid expenses and other assets........      (8,289)     (2,282)      (1,057)
 Deferred installation costs..............      (3,884)     (2,631)      (2,983)
 Other....................................                    (148)         846
 Increase (Decrease) in Liabilities:
 Accounts payable.........................       4,417       7,511       (7,013)
 Accrued network costs....................       9,627      (5,837)      17,824
 Other accrued expenses...................      (9,506)      9,008        4,560
                                            ----------  ----------  -----------
  Net cash provided by operating
   activities.............................       3,691      24,248        3,967
                                            ----------  ----------  -----------
Cash Flows from Investing Activities:
 Capital expenditures, net................     (68,479)    (33,030)     (12,424)
 Repurchase of minority interest..........         --      (32,092)         --
 Payment for purchase of subsidiaries, net
  of cash acquired........................     (21,958)        --        (2,313)
 Acquisition of customer base.............        (840)     (2,620)        (557)
                                            ----------  ----------  -----------
  Net cash used in investing activities...     (91,277)    (67,742)     (15,294)
                                            ----------  ----------  -----------
Cash Flows from Financing Activities:
 Borrowings under lines of credit and
  notes payable...........................     211,673      26,375      113,602
 Repayments under lines of credit and
  notes payable...........................    (123,145)    (48,676)    (119,204)
 Repayment of long-term debt, other than
  lines of credit.........................     (10,414)     (3,704)      (3,078)
 Proceeds from issuance of common stock...       9,839      72,669       13,261
 Proceeds from issuance of convertible
  debt....................................         --          --        10,000
 Financing costs..........................      (1,805)       (495)      (2,876)
 Dividends paid...........................         --          --          (451)
                                            ----------  ----------  -----------
  Net cash provided by financing
   activities.............................      86,148      46,169       11,254
                                            ----------  ----------  -----------
Effect of exchange rate changes on cash...       3,391      (1,158)        (430)
                                            ----------  ----------  -----------
Net increase (decrease) in cash...........       1,953       1,517         (503)
Cash and cash equivalents at beginning of
 year.....................................       2,035         518        1,021
                                            ----------  ----------  -----------
Cash and cash equivalents at end of year..  $    3,988  $    2,035  $       518
                                            ==========  ==========  ===========
Supplemental Disclosures of Cash Flow
 Information:
Cash paid during the year for:
 Interest.................................  $    4,122  $    2,840  $     4,146
                                            ==========  ==========  ===========
 Income taxes, net of refunds.............  $      884  $    1,808  $       203
                                            ==========  ==========  ===========
Supplemental Schedule of Noncash Investing
 and Financing Activities:
Equipment purchased through capital
 leases...................................  $    2,333         --   $     7,389
                                            ==========  ==========  ===========
Fair value of assets acquired.............  $   36,061  $    5,136  $    10,800
 Less--cash paid at acquisition date, net
  of cash acquired........................     (21,958)     (3,001)      (1,500)
 Less--short term notes payable...........         --          --        (2,966)
                                            ----------  ----------  -----------
Liabilities assumed.......................  $   14,103  $    2,135  $     6,334
                                            ==========  ==========  ===========
Other assets purchased with long-term
 debt.....................................  $      --   $    2,775          --
                                            ==========  ==========  ===========
Conversion of convertible debt to Series A
 Preferred Stock..........................         --          --   $    10,000
                                            ==========  ==========  ===========
Conversion of Series A Preferred Stock to
 Class A Common Stock, including
 cumulative dividends and accretion.......         --   $   11,929          --
                                            ==========  ==========  ===========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                        ACC CORP. AND SUBSIDIARIES

        CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

           FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

            (AMOUNTS IN 000S, EXCEPT SHARE AND PER SHARE DATA)

                          CLASS A COMMON STOCK   CAPITAL IN CUMULATIVE  RETAINED
                          --------------------   EXCESS OF  TRANSLATION EARNINGS  TREASURY
                             SHARES      AMOUNT  PAR VALUE  ADJUSTMENT  (DEFICIT)  STOCK     TOTAL
                          ------------- ------------------- ----------- --------- --------  --------
Balance, December 31,
 1994...................     11,478,902  $   172  $ 20,013    $(1,013)   $ 1,524  $(1,610)  $ 19,086
Stock Options
 exercised..............         50,287        1       479        --         --       --         480
Sale of Stock...........      1,237,500       18    11,078        --         --       --      11,096
Employee stock purchase
 plan shares issued.....         35,450        1       296        --         --       --         297
Stock warrants
 exercised..............        123,750        2     1,186        --         --       --       1,188
Stock warrants issued...            --       --        200        --         --       --         200
Accretion of Series A
 Preferred Stock........            --       --       (139)       --         --       --        (139)
Series A Preferred Stock
 dividends..............            --       --       (401)       --         --       --        (401)
Acceleration of stock
 option vesting due to
 termination............            --       --        134        --         --       --         134
Dividends ($.02 per
 common share)..........            --       --        --         --        (243)     --        (243)
Cumulative translation
 adjustment.............            --       --        --          63        --       --          63
Net loss................            --       --        --         --      (5,354)     --      (5,354)
                          -------------  -------  --------    -------    -------  -------   --------
Balance, December 31,
 1995...................     12,925,889  $   194  $ 32,846      $(950)   $(4,073) $(1,610)  $ 26,407
Stock Options
 exercised..............        587,881        9     4,712        --         --       --       4,721
Class A Common Stock
 offerings..............      3,018,750       45    62,849        --         --       --      62,894
Conversion of Series A
 Preferred Stock........        937,500       14    11,915        --         --       --      11,929
Employee stock purchase
 plan shares issued.....         19,341      --        343        --         --       --         343
Stock warrants
 exercised..............        195,000        3     2,077        --         --       --       2,080
Increase in investment
 in Canadian
 subsidiary.............            --       --      1,254        --         --       --       1,254
Disqualifying
 dispositions...........            --       --      3,000        --         --       --       3,000
Accretion of Series A
 Preferred Stock........            --       --     (1,509)       --         --       --      (1,509)
Series A Preferred Stock
 dividends..............            --       --       (972)       --         --       --        (972)
Acceleration of stock
 option vesting due to
 termination............            --       --        206        --         --       --         206
Stock incentive rights
 issued.................            --       --        157        --         --       --         157
Cumulative translation
 adjustment.............            --       --        --        (412)       --       --        (412)
Net income..............            --       --        --         --       7,765      --       7,765
                          -------------  -------  --------    -------    -------  -------   --------
Balance, December 31,
 1996...................     17,684,361  $   265  $116,878    $(1,362)    $3,692  $(1,610)  $117,863
Stock Options
 exercised..............        573,195        9     7,241        --         --       --       7,250
Employee stock purchase
 plan shares issued.....         28,339        1       686        --         --       --         687
Stock warrants
 exercised..............         11,250      --        140        --         --       --         140
Disqualifying
 dispositions...........            --       --      1,200        --         --       --       1,200
Stock incentive rights
 issued.................            --       --        562        --         --       --         562
Cumulative translation
 adjustment.............            --       --        --        (377)       --       --        (377)
Net income..............            --       --        --         --      10,391      --      10,391
                          -------------  -------  --------    -------    -------  -------   --------
Balance, December 31,
 1997...................     18,297,145  $   275  $126,707    $(1,739)   $14,083  $(1,610)  $137,716
                          =============  =======  ========    =======    =======  =======   ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                        ACC CORP. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 A. Principles of Consolidation:

  The consolidated financial statements include all accounts of ACC Corp. (a Delaware corporation) and its direct and indirect subsidiaries ("the Company" or "ACC"). Principal operating subsidiaries include: ACC TeleCom ("ACC US"), ACC TelEnterprises Ltd. ("ACC Canada"), ACC Long Distance UK Ltd. ("ACC UK"), and ACC Telekommunikation GmbH ("ACC Germany"). All operating subsidiaries are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

  The accompanying consolidated financial statements reflect the results of operations of acquired companies since their respective acquisition dates.

 B. Minority Interest:

  On July 6, 1993, the Company's then wholly-owned Canadian subsidiary, ACC TelEnterprises Ltd., completed an initial public offering of 2 million common shares for Cdn. $11.00 per share. The Company received net proceeds of approximately Cdn. $20.7 million after underwriters' fees and before other direct costs of the offering of Cdn. $1.3 million. As a result of the offering, ACC Corp.'s ownership was reduced to approximately 70%.

  Minority interest represents the non-Company owned shareholder interest in ACC TelEnterprises Ltd.'s equity primarily resulting from the 1993 public offering. In the third quarter of 1996, the Company made a cash tender offer of Cdn. $21.50 per share for the repurchase of the minority-held shares. In September 1996, the tender offer was approved by the Boards of Directors of both companies and, in the fourth quarter of 1996, approximately 1.9 million of the outstanding shares, representing approximately 81.5% of the minority interest, were tendered and purchased by the Company for Cdn. $40.4 million (US $29.5 million), increasing the Company's ownership in ACC Canada to 93.9% as of December 31, 1996. As fewer than 90% of the publicly held shares were deposited under the tender offer, the Company formed a subsidiary for the purpose of acquiring the remaining minority interest of ACC Canada. Prior to December 31, 1996, the shareholders of ACC Canada approved the amalgamation of ACC Canada and the new subsidiary. The amalgamation was effective January 1, 1997 and the remaining minority interest shares of ACC Canada were replaced with shares of the new subsidiary. These shares were purchased by the new subsidiary at a price of Cdn. $21.50 per share (see Note 1 G).

 C. Revenue:

  The Company records as long distance toll revenue the amount of communications services rendered, as measured by the related minutes of toll traffic processed or flat-rate services billed, after deducting an estimate of the traffic or services which will neither be billed nor collected. Local service and other revenue represents revenue derived from the provision of local exchange services, including local dial tone, direct access lines, and monthly subscription fees, as well as data services, and is recorded as the services are provided and billed. Revenue from prepaid calling cards is recognized when received.

 D. Other Receivables:

  Other receivables at December 31, 1997 consist of receivables primarily related to taxes receivable (approximately $1.7 million), amounts due from counterparties under cross-currency rate swap agreements (approximately $1.5 million), and other individually nominal, miscellaneous receivables (approximately $0.5 million). Other receivables at December 31, 1996 consist of receivables primarily related to taxes receivable (approximately $1.8 million), the financing of university projects (approximately $0.5 million), officer notes receivable (approximately $0.4 million), and other individually nominal, miscellaneous receivables (approximately $1.1 million).

                        ACC CORP. AND SUBSIDIARIES

 E. Property, Plant, and Equipment:

  The Company's property, plant, and equipment consisted of the following at December 31, 1997 and 1996 (amounts in 000s):

                                                                1997     1996
                                                              -------- --------
      Equipment.............................................. $126,661 $ 90,257
      Computer software and software licenses................   16,064   12,682
      Other..................................................   46,524   16,459
                                                              -------- --------
        Total................................................ $189,249 $119,398
                                                              ======== ========

  Other property, plant and equipment includes accumulated costs for uncompleted projects in progress of approximately $36.7 million as of December 31, 1997, and $9.5 million as of December 31, 1996. These costs primarily relate to projects to acquire, install and make operational switch and transmission equipment, and major software systems. Projects in progress at December 31, 1997 are expected to be completed in the first half of 1998.

  Depreciation and amortization of property, plant, and equipment is computed using the straight-line method over the following estimated useful lives:

      Leasehold improvements...................................... Life of lease
      Equipment, including assets under capital leases............ 2 to 15 years
      Computer software and software licenses..................... 5 to 7 years
      Office equipment and fixtures............................... 3 to 10 years
      Vehicles.................................................... 3 years

  Equipment and computer software include assets financed under capital lease obligations. A summary of these assets at December 31, 1997 and 1996 is as follows (amounts in 000s):

                                                                1997     1996
                                                               -------  -------
      Cost.................................................... $10,566  $14,336
      Less--accumulated amortization..........................  (6,032)  (6,194)
                                                               -------  -------
        Total, net............................................ $ 4,534  $ 8,142
                                                               =======  =======

  Betterments, renewals, and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in income.

  The Company reviews long-lived assets to be held and used, including related goodwill, for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If an impairment exists, a loss is recognized to the extent the carrying value of the asset exceeds its fair value.

 F. Deferred Costs:

  Costs incurred for the installation of direct access lines are amortized on a straight-line basis over the estimated useful life of three to ten years. Accumulated amortization of deferred installation costs totaled approximately $8.6 million and $6.4 million at December 31, 1997 and 1996, respectively.

 G. Goodwill and Customer Base:

  Each of the Company's acquisitions have been accounted for as purchases and, accordingly, the purchase prices were allocated to the assets and liabilities of the acquired companies based on their fair values at the acquisition date.

                        ACC CORP. AND SUBSIDIARIES

  As of August 1, 1995, ACC TelEnterprises Ltd. acquired Metrowide Communications ("Metrowide"). Metrowide, based in Toronto, Canada, provides local and long distance services to customers based in Ontario and Quebec, Canada. The results of operations of Metrowide are included in the accompanying financial statements since the date of acquisition. The total cost of the acquisition was Cdn. $15.1 million (US $11.0 million) including Cdn. $9.1 million (US $6.6 million) of liabilities assumed. All payments related to the purchase price of the acquisition were made as of December 31, 1996.

  In May 1996, ACC Canada purchased certain assets and assumed certain liabilities of Internet Canada Corp., a company based in Toronto, Canada, which is engaged in the business of providing Internet access and website design and development. The purchase price was Cdn. $5.2 million. All payments related to the purchase price of the acquisition were made as of December 31, 1996.

  Goodwill of Cdn. $11.1 million (US $8.1 million) associated with the ACC TelEnterprises Ltd. asset purchases is being amortized over 20 years.

  Also in 1996, as described above, the Company repurchased a significant portion of the minority interest in ACC TelEnterprises Ltd. The minority-held shares were purchased for Cdn. $21.50 per share, which represented a premium over the book value of the shares. The total amount paid in 1996 for this acquisition was Cdn. $43.7 million (US $32.0 million). In 1997, the remaining 6.1% interest was acquired for Cdn. $9.0 million (US $6.6 million). The resulting goodwill, approximately Cdn. $48.0 million (US $35.0 million), will be amortized over a 40 year life.

  The following unaudited pro forma summary gives effect to the acquisition of Internet Canada Corp. and the acquisition of the minority interest of ACC Canada as if they had occurred at the beginning of 1995, after giving effect to certain pro forma adjustments, including elimination of the minority interest in earnings of ACC Canada, amortization of the goodwill and customer base acquired in the acquisitions, interest expense on the acquisition financing, and related income tax effects. This unaudited pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations as they would have been if the acquisitions had occurred at the beginning of 1995, nor is it necessarily indicative of the results of operations which may occur in the future. Anticipated efficiencies from the combination of Internet Canada and ACC Canada are not fully determinable and therefore have been excluded from the amounts included in the pro forma summary below (amounts in 000s, except share and per share data).

                                                    YEARS ENDED DECEMBER 31,
                                                    -------------------------
                                                        1996         1995
                                                    ------------ ------------
                                                           (UNAUDITED)
      Total revenue................................ $    308,767 $    188,866
      Income (loss) from operations................       13,175       (1,066)
      Net income (loss)............................        5,372       (8,659)
      Share data:
      Net income (loss)............................ $       0.34 $      (0.74)
      Net income (loss) applicable to common
       stock....................................... $       0.18 $      (0.79)
      Weighted average shares outstanding..........       15,641       11,685

  During 1997, the Company consummated several business combinations, all accounted for as purchases, as follows:

  ACC UK acquired Transphone International Ltd. ("Transphone"), a long distance reseller based in London, U.K. The results of operations of Transphone are reflected in the 1997 consolidated results of operations effective June 1, 1997. Transphone reported 1.5 million pounds sterling (US $2.4 million) in annual revenues for the calendar year ended December 31, 1996.

                        ACC CORP. AND SUBSIDIARIES

  ACC UK acquired United Telecom Ltd. ("UT"), a pre-paid calling card and long distance services provider based in London, UK. The results of operations of UT are reflected in 1997 consolidated results of operations effective July 1, 1997. UT reported 2.8 million pounds sterling (US $4.5 million) in annual revenue for the fiscal year ended April 30, 1997.

  ACC US acquired VISTA International Communications Inc. ("VISTA"), a privately held switch-based long distance provider based in Mount Arlington, New Jersey. VISTA provides services to small-to-medium sized commercial customers in the Northeastern US, with concentrations primarily in New Jersey and Pennsylvania. The results of operations of VISTA are reflected in the 1997 consolidated results of operations effective August 1, 1997. VISTA reported $10 million in annual revenue for the calendar year ended December 31, 1996.

  ACC Germany acquired all the interests of Telenational Communications Deutschland Limited Partnership ("TNC"), a privately held telecommunications services provider based in Hamburg, Germany. TNC was a supplier of prepaid calling cards, and developed affinity programs with large commercial customers. The results of operations of TNC are reflected in the 1997 consolidated results of operations effective July 1, 1997. TNC reported annualized revenue of German Deutsche Marks (DM) 7.8 million (US $4.3 million).

  The aggregate amount paid for these acquisitions was US $22.9 million. The estimated fair value of assets acquired (including intangibles) was US $37.0 million, and liabilities assumed was US $14.1 million. Goodwill associated with these acquisitions was US $21.6 million, and is being amortized from 20 to 40 years. Customer base intangibles associated with these acquisitions was US $7.1 million, and is being amortized from 5 to 7 years.

  Accumulated amortization of all goodwill approximated US $2.3 million and $0.5 million at December 31, 1997 and 1996, respectively. The Company amortizes acquired customer bases on a straight-line basis over five to seven years. Accumulated amortization of customer base totaled approximately $8.3 million and $5.5 million at December 31, 1997 and 1996, respectively.

 H. Earnings Per Share:

  During 1997, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings Per Share". Adoption of this Statement did not have a material effect on the reported earnings per share of the Company. All prior-period earnings per share data have been restated to conform to the provisions of the Statement.

  The following table reconciles the numerators and denominators of basic and diluted earnings per share (amounts in 000s, except share and per share data):

                                    FOR THE YEAR ENDED DECEMBER 31, 1997
                                   ------------------------------------------
                                      INCOME          SHARES       PER-SHARE
                                   (NUMERATOR)    (DENOMINATOR)      AMOUNT
                                   ------------   --------------   ----------
BASIC EPS
Net income applicable to common
 stock............................  $     10,391       16,839,039   $     0.62
                                                                    ----------
EFFECT OF DILUTIVE SECURITIES
Stock options and warrants........           --           851,184
                                    ------------   --------------
DILUTED EPS
Net income applicable to common
 stock............................  $     10,391       17,690,223   $     0.59
                                    ------------   --------------   ----------

                        ACC CORP. AND SUBSIDIARIES

                                    FOR THE YEAR ENDED DECEMBER 31, 1996
                                   ------------------------------------------
                                      INCOME          SHARES       PER-SHARE
                                   (NUMERATOR)    (DENOMINATOR)      AMOUNT
                                   ------------   --------------   ----------
Net income........................   $     7,765
Less: Series A Preferred Stock
 dividend.........................          (972)
   Series A Preferred Stock
    accretion.....................        (1,509)
                                     -----------
BASIC EPS
Net income applicable to common
 stock............................         5,284       14,463,728    $    0.37
                                                                     ---------
EFFECT OF DILUTIVE SECURITIES
Stock options and warrants........           --         1,076,387
                                     -----------   --------------
DILUTED EPS
Net income applicable to common
 stock............................         5,284       15,540,115    $    0.34
                                     -----------   --------------    ---------

  No reconciliation is provided for 1995 as the effect would be anti-dilutive. All share information noted above represents the weighted-average number of shares during the period. All references to common shares have been retroactively restated to reflect an August 8, 1996 three-for-two stock dividend.

 I. Foreign Currency Translation:

  Assets and liabilities of ACC Canada, ACC UK and ACC Germany, operating in Canada, the United Kingdom and Germany, respectively, are translated into US dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the exchange rate at the date of the transaction. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into US dollars are included as part of the cumulative translation adjustment component of shareholders' equity, while gains and losses resulting from foreign currency transactions are included in net income.

 J. Income Taxes:

  The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

 K. Cash Equivalents:

  The Company considers investments with a maturity of less than three months to be cash equivalents.

 L. Derivative Financial Instruments:

  The Company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign exchange rates and interest rates. The Company does not hold or issue financial instruments for speculative trading purposes. The derivative instruments used are currency forward contracts and interest rate swap agreements. These derivatives are non-leveraged and involve little complexity.

  The Company monitors and controls its risk in the derivative transactions referred to above by periodically assessing the cost of replacing, at market rates, those contracts in the event of default by the counterparty. The Company believes such risk to be remote. In addition, before entering into derivative contracts, and periodically during the life of the contracts, the Company reviews the counterparty's financial condition.

                        ACC CORP. AND SUBSIDIARIES

  The Company enters into contracts to buy and sell foreign currencies in the future in order to protect the value of the US dollar denominated net liabilities of its foreign subsidiaries. The fair value method is used to account for these instruments. Under the fair value method, changes in fair value are recognized in the consolidated balance sheets as a component of other accrued expenses, and in the consolidated statements of operations as foreign currency gain or loss. For reporting purposes, the contractual assets or liabilities of the foreign currency agreements are offset because the agreements provide for a right of offset. Any premiums or discounts related to foreign currency contracts are amortized over the life of the contracts.

  At December 31, 1997, the Company had net foreign currency contracts outstanding to buy forward the US dollar equivalent of Cdn. $45.4 million,
15.9 million pounds sterling and DM 6.4 million. These contracts mature through May 1998.

  At December 31, 1996, the Company had net foreign currency contracts outstanding to buy forward the US dollar equivalent of Cdn. $38.4 million and
14.5 million pounds sterling.

  The Company has entered into a cross-currency rate swap transaction with a financial institution which hedges the foreign currency risk associated with a portion of intercompany debt due from the Canadian subsidiary to ACC Corp. and also converts the variable rate of interest to a fixed rate. The agreement, which commenced on December 31, 1996, has a two-year term. Under the agreement, the Company pays a fixed rate of interest on a notional amount of Cdn. $33.5 million at a rate of 6.98% and receives a variable rate of interest at the US prime rate on a notional amount of $25.0 million. Interest is paid quarterly. The net of the notional amounts based on the exchange rate at December 31, 1997 is reflected on the balance sheet at December 31, 1997.

  The Company uses interest rate swaps to effectively convert variable rate obligations to a fixed rate basis. The differentials to be received or paid under these agreements are recognized as an adjustment to interest expense related to the debt. Gains and losses on terminations of interest rate swaps are recognized when terminated in conjunction with the retirement of the associated debt. The fair value of interest rate swap agreements is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate these agreements. The Company's exposure related to these interest rate swap agreements is limited to fluctuations in the interest rate. At December 31, 1997, the Company has entered into two interest rate swap agreements. The first agreement is for a notional amount of Cdn. $19.3 million, expires March 26, 1999, and ACC Canada pays interest at a fixed rate of 4.82% and receives interest at the floating rate based on three month LIBOR. The second agreement is for a notional amount of 7.2 million pounds sterling, expires January 7, 2000, and ACC UK pays interest at a fixed rate of 7.41% and receives interest at the floating rate based on three month LIBOR. These swaps are settled every three months and the related LIBOR rates are determined at each settlement date. At December 31, 1996, the Company was not a party to any interest rate swap agreements.

                        ACC CORP. AND SUBSIDIARIES

 M. Financial Instruments:

  The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable, and amounts included in accruals meeting the definition of a financial instrument approximate fair value because of the short-term maturity of these instruments. The carrying value and related estimated fair values for the Company's remaining financial instruments are as follows:

                                         DECEMBER 31, 1997   DECEMBER 31, 1996
                                        ------------------- -------------------
                                        CARRYING ESTIMATED  CARRYING ESTIMATED
                                         AMOUNT  FAIR VALUE  AMOUNT  FAIR VALUE
                                        -------- ---------- -------- ----------
                                                   (AMOUNTS IN 000S)
Off balance sheet financial instru-
 ments:
Foreign exchange forward contracts....   $  --    $61,751    $  --    $52,800
Foreign currency swap agreement re-
 ceivable.............................   25,000    25,000    25,000    25,000
Foreign currency swap agreement pay-
 able.................................   23,448    23,448    24,516    24,516
Senior credit facility and lines of
 credit...............................   88,824    88,824       730       730
Capitalized lease obligation,including
 current portion......................    5,250     5,250     9,528     9,528
Interest Rate Swaps...................      --         12       --        --

  Based on borrowing rates currently available to the Company for loans and lease agreements with similar terms and average maturities, the fair value of its debt approximates its recorded value. Foreign currency contract obligations are estimated by obtaining quotes from brokers. Interest rate swaps are estimated by obtaining quotes from the financial institution. Letters of credit and line of credit amounts are based on fees currently charged for similar arrangements.

 N. Stock-Based Compensation:

  In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which permits either recording the estimated value of stock-based compensation over the applicable vesting period or disclosing the unrecorded cost and the related effect on earnings per share in the notes to the financial statements. The Company has elected to comply with the disclosure provisions of the statement. The effects of SFAS No. 123 in the pro forma disclosures are not indicative of future amounts. The statement does not apply to awards prior to 1995, and additional awards are anticipated.

O. Use of Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

P. Reclassifications:

  Certain reclassifications have been made to previously reported balances for 1995 and 1996 to conform to the 1997 presentation.

2. OPERATING INFORMATION

 Description of Business

  ACC is a switch-based provider of telecommunications services in the United States, Canada, the United Kingdom and Germany. The Company primarily provides long distance telecommunications services to a

                        ACC CORP. AND SUBSIDIARIES
diversified customer base of businesses, residential customers, and educational institutions. ACC also provides local telephone service as a switch-based local exchange reseller in upstate New York and Massachusetts and as a reseller of local exchange services in Ontario and Quebec, Canada. ACC entered the German market during 1997 as a switchless reseller of long distance telecommunications services and became a switch-based provider in Germany in February 1998. ACC operates an advanced telecommunications network, consisting of ten long distance international and domestic switches located in the US, Canada, the UK and Germany, six local exchange switches located in the US, leased transmission lines, IRU's and network management systems designed to optimize traffic routing.

  ACC primarily targets business customers with both local service and long distance needs, selected residential customers, and colleges and universities. For the year ended December 31, 1997, long distance revenues accounted for approximately 88% of total Company revenues, while local exchange and other revenues were 12% of total Company revenues.

  At December 31, 1997, approximately $21.8 million of the Company's telecommunications equipment was located on 65 university, college, and preparatory school campuses in the northeastern United States and in the United Kingdom. Each of these institutions has signed agreements, with original terms ranging from three to eleven years, for the provision of a variety of services by the Company.

  In the United States, the Federal Communications Commission ("FCC") and relevant state Public Service Commissions ("PSCs") have the authority to regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's services are provided. Legislation that substantially revises the US Communications Act of 1934 (the "US Communications Act") was signed into law on February 8, 1996. The legislation provides specific guidelines under which the regional operating companies ("RBOCs") can provide long distance services, which will permit the RBOCs to compete with the Company in the provision of domestic and international long distance services. Further, the legislation, among other things, opens local service markets to competition from any entity (including long distance carriers such as AT&T, cable television companies, and utilities).

  Because the legislation opens the Company's US markets to additional competition, particularly from the RBOCs, the Company's ability to compete could be adversely affected. Moreover, as a result of and to implement the legislation, certain federal and other governmental regulations will be amended or modified, and any such amendment or modification could have a material adverse effect on the Company's business, results of operations, and financial condition.

  In Canada, services provided by ACC TelEnterprises Ltd. are subject to or affected by certain regulations of the Canadian Radio-television and Telecommunications Commission (the "CRTC"). During 1997, the CRTC issued rules that open the local telephone market to competition. It is expected that these rules will enable ACC Canada to bundle services and provide customers with local as well as long distance services in areas that are not presently open to competition.

  The telecommunications services provided by ACC Long Distance UK Ltd. are subject to and affected by regulations introduced by The Office of Telecommunications, the UK telecommunications regulatory authority ("Oftel").

  The German telecommunications market is expected to deregulate in January 1998, as a result of the European Union mandate to open telecommunications markets to competition. Most significantly, the Germany market is scheduled to be open for interconnection in January 1998. The telecommunications services provided by ACC Telekommunikation GmbH will be subject to and affected by regulations introduced by the German Ministry of Post and Telecommunications. During 1997, the Company received a Class 4 full voice telephony

                        ACC CORP. AND SUBSIDIARIES
license which is a requirement for the Company to become a switch-based provider of telecommunications services in Germany.

  In addition to regulation, the Company is subject to other various risks in connection with the operation of its business. These risks include, among others, dependence on transmission facilities-based carriers and suppliers, price competition, and competition from larger industry participants.

  Concentrations with respect to trade receivables are limited, except with respect to resellers, due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographic regions. At December 31, 1997, approximately 26% of the Company's billed accounts receivable balance was due from resellers.

3. DEBT, LINES OF CREDIT, AND FINANCING ARRANGEMENTS

 A. Debt:

  The Company had the following debt outstanding as of December 31, 1997 and 1996 (amounts in 000s):

                                                               1997     1996
                                                              -------  -------
      Senior credit facility................................. $87,824  $   --
      Working capital lines of credit........................   1,000      730
      Capitalized lease obligations payable in total monthly
       installments of $283 including interest, with rates
       ranging from 3.9% to 18.8%, maturing through 2002,
       collateralized by related equipment...................   5,250    9,528
                                                              -------  -------
                                                              $94,074  $10,258
      Less current maturities................................  (3,853)  (4,251)
                                                              -------  -------
                                                              $90,221  $ 6,007
                                                              =======  =======

  Maturities of debt, including capital lease obligations, are as follows at December 31, 1997:

      YEAR                                                          AMOUNT
      ----                                                     -----------------
                                                               (AMOUNTS IN 000S)
      1998....................................................      $ 3,853
      1999....................................................        1,685
      2000....................................................          608
      2001....................................................       33,859
      2002....................................................       54,069
                                                                    -------
                                                                    $94,074
                                                                    =======

 B. Senior Credit Facility and Lines of Credit:

  On July 21, 1995, the Company entered into an agreement for a $35.0 million five year senior revolving credit facility with two financial institutions. Borrowings were limited individually to $5.0 million for ACC UK and $2.0 million for ACC US, with total borrowings for the Company limited to $35.0 million. Initial borrowings under the agreement were used to pay down and terminate the Company's previously existing lines of credit and to pay fees related to the transaction. Subsequent borrowings were used to finance capital expenditures and to provide working capital. On January 14, 1997 this facility was amended and restated increasing the aggregate

                        ACC CORP. AND SUBSIDIARIES
commitment to $100 million and including three additional banks in the syndicate. The amendment also allowed for borrowing in Canadian dollars and increased the sublimits individually for ACC UK to $20.0 million, ACC US to $15.0 million and Canada to $30.0 million. Both the $35 million facility and the $100 million facility had financial and other covenants similar to those described below.

  In conjunction with the closing of the $35 million facility, the Company issued to a financial advisor warrants to purchase 45,000 shares of the Company's Class A Common Stock at an exercise price of $10.67 per share. The warrants were exercised in October 1996.

  Under the $35 million facility, the Company was obligated to pay the financial institution an aggregate contingent interest payment based on the minimum of $750,000 or the appreciation in value of 140,000 shares of the Company's Class A Common Stock over the 18-month period ending January 21, 1997, but not to exceed $2.1 million. A payment of $2.1 million was made on January 15, 1997 in conjunction with the first amendment and restatement of the credit facility, and was reflected as an accrued expense on the accompanying balance sheet at December 31, 1996.

  On December 19, 1997, the Company amended and restated its credit facility increasing the amount to $150 million. The amended credit facility is syndicated among six financial institutions. Borrowings can be made in US dollars, Canadian dollars, British pounds and German Deutsche Marks, and are limited individually to $30.0 million for ACC Canada, $50.0 million for ACC UK, and $20.0 million for ACC Germany, with any unused capacity available for ACC Corp. and its US subsidiaries. The amended facility will be used to finance investments, acquisitions and capital expenditures and provide working capital. The agreement limits the amount that may be borrowed against this facility based on the Company's operating cash flow. The agreement also contains certain covenants including restrictions on the payment of dividends, maintenance of a maximum leverage ratio, minimum debt service coverage ratio, maximum fixed charge coverage ratio, and minimum net worth, all as defined under the agreement and subjective covenants. At December 31, 1997, the Company had available $59.0 million under this facility. Borrowings under the facility are secured by certain of the Company's assets and will bear interest at either the LIBOR rate or the base rate (base rate being the greater of the prime interest rate or the federal funds rate plus 1/2%), with additional percentage points added based on a ratio of debt to operating cash flow, as defined in the agreement. The maximum aggregate commitment and the sublimits of the amended facility are required to be reduced by 8.0% per quarter commencing on March 31, 2000 until December 31, 2001, and by 9.0% per quarter commencing on March 31, 2002 until maturity of the loan in December 2002. All amounts outstanding under the amended facility may become due and payable, at the discretion of the financial institutions, upon closing of the merger with Teleport Communications Group (see Note 10, "Mergers"). The Company is currently negotiating with its lenders to obtain a waiver of this requirement.

  In connection with the credit facility, the Company has entered into two interest rate swap agreements. The amended and restated $150 million facility requires the Company to enter into hedging agreements with respect to interest rate exposure with an aggregate notional principal amount equal to 50% of the outstanding borrowings if the Company's leverage ratio is equal to or exceeds
2.0 to 1.0. The agreements have certain conditions regarding the interest rates, and must have durations of at least two years.

  The weighted average interest rate during 1997 under these facilities was 6.97%. Expenses related to obtaining these agreements are being amortized over the original terms of the agreements.

  At December 31, 1997, the Company had issued letters of credit totaling $3.2 million which reduce the available balance of the credit facility. The letters of credit guarantee performance to third parties. Management does not expect any material losses to result from these off-balance sheet instruments because the Company will meet its obligations to the third parties.

                        ACC CORP. AND SUBSIDIARIES

 C. Working Capital Lines of Credit:

  The Company has four working capital lines of credit for daily cash management, one in each of the countries in which it operates. The aggregate amount available under these facilities at December 31, 1997 was approximately $5.2 million of which $1.0 million was borrowed. These facilities are due on demand and are secured by a corporate guarantee or a letter of credit. The interest rates charged on these facilities are generally floating rates based on the prime rate or local equivalent in each country.

  The Company had two working capital lines of credit for daily cash management in 1996. The first was a US $1.0 million facility, due on demand, with an interest rate equal to US prime. Outstanding borrowings on this line at December 31, 1996 totaled $730,000 and the weighted average interest expense for the year ended December 31, 1996 was 8.25%. The second line was a Cdn. $1.0 million facility, due on demand, with an interest rate equal to Canadian prime plus 1/2%. There were no outstanding borrowings on this line at December 31, 1996.

4. INCOME TAXES

  The following is a summary of the US and non-US income (loss) from operations before provision for (benefit from) income taxes and minority interest, the components of the provision for (benefit from) income taxes and deferred income taxes, and a reconciliation of the US statutory income tax rate to the effective income tax rate.

  Income (loss) from operations before provision for (benefit from) income taxes and minority interest (dollars in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
      US............................................... $ 5,292 $ 6,675 $ 1,510
      Non-US...........................................   5,575   4,184  (6,335)
                                                        ------- ------- -------
                                                        $10,867 $10,859 $(4,825)
                                                        ======= ======= =======

  Provision for (benefit from) income taxes (amounts in 000s):

                                                          1997     1996   1995
                                                         -------  ------  -----
      Current:
        US.............................................. $ 1,797  $2,689  $ 581
        Non-US..........................................     --      --     --
                                                         -------  ------  -----
                                                           1,797   2,689    581
                                                         -------  ------  -----
      Deferred:
        US..............................................     107    (504)  (185)
        Non-US..........................................  (1,428)    --     --
                                                         -------  ------  -----
                                                          (1,321)   (504)  (185)
                                                         -------  ------  -----
                                                         $   476  $2,185  $ 396
                                                         =======  ======  =====

                        ACC CORP. AND SUBSIDIARIES

  Provision for (benefit from) deferred income taxes (amounts in 000s):

                                                      1997    1996    1995
                                                     -------  -----  -------
      Difference between tax and book depreciation
       and amortization............................. $ 1,457  $ 526  $   772
      Valuation allowance...........................  (1,894)    98    2,223
      Contingent interest...........................     459   (459)     --
      Severance costs...............................     113   (568)     --
      Software development costs....................     --     --      (502)
      Bad debt reserve..............................    (189)   --       --
      Other temporary differences...................  (1,267)  (101)    (103)
      Net operating loss............................     --     --    (2,575)
                                                     -------  -----  -------
                                                     $(1,321) $(504) $  (185)
                                                     =======  =====  =======

  Reconciliation of US statutory income tax rate to effective income tax rate:

                                                       1997    1996    1995
                                                       -----   -----   -----
      US statutory income tax rate....................  34.0 %  34.0 % (34.0)%
      Non-deductible goodwill and customer base.......   6.1     2.6     2.7
      Foreign income taxes, including valuation
       allowance...................................... (34.0)  (13.1)   44.6
      State tax benefit...............................   --      --     (2.4)
      Other...........................................  (1.7)   (3.4)   (2.7)
                                                       -----   -----   -----
      Effective income tax rate.......................   4.4 %  20.1 %   8.2 %
                                                       =====   =====   =====

  Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1997, the Company had unused tax benefits of approximately $4.6 million related to non-US net operating loss carryforwards totaling $10.3 million for income tax purposes, of which $2.5 million expire in 2000, $4.8 million expire in 2001, $0.9 million expire in 2002, and $2.1 million expire in 2004. However, the Company has the ability to adjust certain depreciation and amortization adjustments in Canada which may be used to extend its ability to utilize certain net operating losses. In addition, the Company had $.9 million of deferred tax assets related to non-US temporary differences. The valuation allowance was decreased by $4.4 million to approximately $5.2 million to reflect tax benefits recognized during 1997. The remaining valuation allowance reflects the uncertainty of realizing the benefit of the non-US loss carryforwards and temporary differences.

                        ACC CORP. AND SUBSIDIARIES

  The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 (amounts in 000s):

                                                              1997     1996
                                                             -------  -------
      Deferred tax assets:
        Depreciation and amortization--non-US............... $    93  $   967
        Contingent interest.................................     --       459
        Severance costs.....................................     227      568
        Other non-deductible reserves and accruals..........     916      528
        Non-US operating loss carryforwards.................   4,644    6,702
        Less--valuation allowance for non-US deferred tax
         assets.............................................  (3,309)  (7,669)
                                                             -------  -------
        Net deferred tax assets.............................   2,571    1,555
      Deferred tax liabilities:
        Depreciation and amortization.......................  (1,888)  (2,767)
                                                             -------  -------
                                                             $   683  $(1,212)
                                                             =======  =======

5. REDEEMABLE PREFERRED STOCK

  On May 22, 1995, the Company completed a $10.0 million private placement of 12% subordinated convertible debt to a group of investors. The notes were converted into 10,000 shares of cumulative, convertible Series A Preferred Stock on September 1, 1995. The Series A Preferred Stock had a liquidation value of $1,000 per share, and accrued cumulative dividends, compounded on the accumulated and unpaid balance, as defined, at a rate of 12% annually. The Series A Preferred Shares were converted into 937,500 shares of Class A Common Stock at a conversion price of $10.67 per share in October 1996. Pursuant to the terms of the Series A Preferred Stock, the cumulative dividends were forfeited, due to conversion by the investors.

  The Series A Preferred Stock contained terms of mandatory redemption, on the seventh anniversary of the private placement, at a price per share equal to the greater of (i) the liquidation value of $1,000 per share plus all accrued and unpaid dividends; or (ii) the fair market value of the underlying Class A Common Stock into which the Series A Preferred Stock was convertible.

  Concurrent with the private placement, warrants to purchase 150,000 shares of the Company's Class A Common Stock were issued at an initial exercise price of $10.67 per share. These warrants were exercised in October 1996. In addition, the Company issued warrants to purchase Class A Common Stock that were to become exercisable upon one or more optional repayments of the Series A Preferred Stock at an exercise price of $10.67 per share, subject to adjustments, as defined, and permitted each holder to acquire initially the same number of shares of Class A Common Stock into which the Series A Preferred Stock was convertible as of the relevant repayment date. These warrants were extinguished in October 1996, as a result of the conversion of the Series A Preferred shares. Upon conversion in October 1996, unamortized issuance costs of approximately $1.1 million were reclassified into the appropriate equity accounts.

6. EQUITY

  During 1995, the Company's shareholders approved an amendment to the Company's Certificate of Incorporation that authorized the creation of 2,000,000 shares of Series A Preferred Stock, par value $1.00 per share; authorized the creation of 25,000,000 shares of Class B non-voting Common Stock, par value $.015 per share; and redesignated the 50,000,000 shares of Common Stock, par value $.015 per share, that were previously authorized, for issuance as 50,000,000 shares of Class A Common Stock.

                        ACC CORP. AND SUBSIDIARIES

  On June 14, 1996, the Company's Board of Directors authorized a three-for-two stock split in the form of a stock dividend issued on August 8, 1996 of the Company's Class A Common Stock to shareholders of record as of July 3, 1996. Share and per share amounts in the accompanying financial statements and footnotes have been adjusted for the split.

 A. Public Offerings:

  In May 1996, the Company completed a public offering of 3,018,750 shares of its Class A Common Stock at a price of $22.50 per share. The offering raised net proceeds of $63.1 million, after deduction of fees and expenses of approximately $4.8 million. The net proceeds were used to reduce all indebtedness under the Company's credit facility, for working capital needs, and for capital expenditures.

  In October 1996, the Company completed a public offering of 1,194,722 shares of its Class A Common Stock, on behalf of selling shareholders, at a price of $45.00 per share. 937,500 of the shares resulted from the conversion to Class A Common Stock of all of the outstanding Series A Preferred Stock (see Note
5). Additionally, outstanding warrants and options to purchase the Company's Class A Common Stock were exercised by the holders and the underlying shares of Class A Common Stock were sold. The Company received the exercise price of the warrants and options, approximately $2.1 million, and incurred fees and expenses of approximately $270,000.

 B. Private Placement:

  During 1995, the Company made an offshore sale of 1,237,000 shares of its Class A Common Stock at an average price of $9.69 per share. The sale raised net proceeds of $11.1 million after deduction of fees and expenses of $0.9 million. In conjunction with this transaction, warrants to purchase 123,750 shares of Class A Common Stock at an exercise price of $9.60 per share were issued. These warrants were exercised in 1995.

 C. Stock-Based Compensation:

  The Company has four stock-based compensation plans, which are described below. The Company accounts for these plans under APB Opinion No. 25. Accordingly, no compensation cost has been recognized for incentive stock options, nonqualified stock options, and the employee stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (amounts in 000s, except per share data):

                                                         1997    1996   1995
                                                        ------- ------ -------
      Net income (loss)...................  As reported $10,391 $7,765 $(5,354)
                                            Pro forma    $2,866 $4,869 $(6,251)
      Net income (loss) per share--basic..  As reported   $0.62  $0.37  $(0.52)
                                            Pro forma     $0.17  $0.17  $(0.60)
      Net income (loss) per share--dilut-
       ed.................................  As reported   $0.59  $0.34  $(0.52)
                                            Pro forma     $0.16  $0.15  $(0.60)

  Compensation cost for stock incentive right agreements recognized in the statement of operations for the years ended December 31, 1997 and 1996 was approximately $0.6 million and $0.1 million respectively. Stock incentive rights issued in 1997 and 1996 were 25,000 and 30,000 respectively. The SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, so the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                        ACC CORP. AND SUBSIDIARIES

  In connection with the merger with Teleport Communications Group Inc. ("TCG") all outstanding and unexercised options and SIRs will be converted to options and SIRs of TCG upon the closing of the merger (See Note 10, "Mergers").

  Employee Long-Term Incentive Plan:

  The Company has an Employee Long-Term Incentive Plan (the "Plan"), whereby options to purchase shares of Class A Common Stock may be granted to officers and key employees of the Company. In July 1995, shareholders of the Company approved an additional 750,000 shares of Class A Common Stock to be reserved for issuance under this Plan, and authorized the issuance of stock incentive rights ("SIRs") thereunder. In June 1996, the Company's shareholders approved an additional 750,000 shares for issuance under the Plan. In June 1997, the Company's shareholders approved an additional 800,000 shares for issuance under the Plan, bringing the total shares reserved for issuance to 5,300,000. The exercise price of the stock options must not be less than the market value per share at the date of grant, and no options shall be exercisable after ten years and one day from the date of grant. Options generally become exercisable on a pro-rata basis over a four-year period beginning on the date of grant and 25% on each of the three anniversary dates thereafter. SIRs represent the right to receive shares of the Company's Class A Common Stock without any cash payment to the Company, conditioned only on continued employment with the Company through a specified incentive period of at least three years. At December 31, 1997, SIRs for 55,000 shares had been awarded. 50% of the shares vest over a three-year period beginning on the date of grant, and 25% on each of the two anniversary dates thereafter.

  For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995:

                                                          1997    1996    1995
                                                         ------- ------- -------
      Dividend yield....................................      0%      0%      0%
      Expected volatility...............................     51%     43%     44%
      Risk-free interest rate...........................   6.04%   5.60%   7.26%
      Expected life..................................... 3 years 3 years 3 years

  Changes in the status of the Plan during 1997, 1996, and 1995 are summarized as follows:

                                1997              1996              1995
                          ----------------- ----------------- -----------------
                          SHARES  WTD. AVG  SHARES  WTD. AVG  SHARES  WTD. AVG.
                          (000S)  EX. PRICE (000S)  EX. PRICE (000S)  EX. PRICE
                          ------  --------- ------  --------- ------  ---------
Outstanding at beginning
 of year................   1,598   $ 13.97  1,606    $ 8.81   1,178    $ 9.02
Granted.................   1,095     29.99    681     14.95     512     10.23
Exercised...............    (573)    12.61   (588)     7.99     (50)     9.53
Forfeited...............    (243)    27.84   (101)     8.72     (34)    10.42
                          ------            -----             -----
Outstanding at end of
 year...................   1,877     21.98  1,598     13.97   1,606      8.81
                          ======            =====             =====
Number of options at end
 of year:
Exercisable.............     617     17.00    637     12.65     608      7.94
Available for grant.....     843              895               725
Weighted average fair
 value of options
 granted................  $12.37            $7.09             $3.69

                        ACC CORP. AND SUBSIDIARIES

  The following table summarizes information about stock options outstanding at December 31, 1997 (shares in thousands):

                                OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                               ----------------------             --------------------------
                                 NUMBER     WTD-AVG.    NUMBER
      RANGE OF                 OUTSTANDING REMAINING   WTD. AVG.  EXERCISABLE WEIGHTED AVG.
      EXER. PRICES             AT 12/31/97 CONT. LIFE EXER. PRICE AT 12/31/97 EXERCISE PRICE
      ------------             ----------- ---------- ----------- ----------- --------------
      $0 to 9.50..............      149    7.6 years    $ 5.90         39         $ 9.25
      $9.83 to 12.50..........      402    6.9           10.69        285          10.84
      $15.37..................      304    8.0           15.37        128          15.37
      $17.50 to 23.00.........      130    9.4           21.09          6          23.00
      $28.83..................       93    8.5           28.83         43          28.83
      $30.25 to 32.00.........      678    9.1           30.57        104          30.53
      $43.38..................      121    9.8           43.38         12          43.38
                                  -----                               ---
      $0 to 43.38.............    1,877    8.1           21.98        617          17.00
                                  =====                               ===

  Employee Stock Purchase Plan:

  In October 1994, the Company's shareholders approved an employee stock purchase plan which allows eligible employees to purchase shares of the Company's Class A Common Stock at 85% of market value on the date on which the annual offering period begins, or the last business day of each calendar quarter in which shares are purchased during the offering period, whichever is lower. In June 1997, the Company's shareholders approved an additional 200,000 shares for issuance under the plan, bringing the total shares available for issuance to 950,000. Class A Common Stock reserved for future employee purchases aggregated 847,748 shares at December 31, 1997. There were 35,450 shares issued at an average price of $8.37 per share during the year ended December 31, 1995; 19,341 shares issued at an average price of $17.69 per share during the year ended December 31, 1996; and 28,339 shares issued at an average price of $24.24 per share during the year ended December 31, 1997. There have been no charges to income in connection with this plan other than incidental expenses related to the issuance of shares. The weighted average fair value of shares offered in 1997 and 1996 were $14.82 and $3.80, respectively. In connection with the merger with Teleport Communications Group Inc., the employee stock purchase plan has been discontinued effective January 1, 1998 (see Note 10, "Mergers").

  For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995:

                                                        1997     1996     1995
                                                      -------- -------- --------
      Dividend yield................................. 0%       0%       0%
      Expected volatility............................ 57%      19%      18%
      Risk-free interest rate........................ 6.04%    5.77%    7.66%
      Expected life.................................. 3 months 3 months 3 months

  Non-Employee Directors' Stock Option Plan:

  In June 1996, the Company's shareholders approved a Non-Employee Directors' Stock Option Plan (the Directors' Stock Option Plan). The Directors' Stock Option Plan provides for grants of options to purchase 7,500 shares of Class A Common Stock at an exercise price of 100% of the fair market value of the stock on the date of grant, which options vest at the first anniversary of the date of grant. The maximum number of shares with respect to which options may be granted under the Directors' Stock Option Plan is 375,000 shares, subject to adjustment for stock splits, stock dividends, and the like.

                        ACC CORP. AND SUBSIDIARIES

  Each option shall be exercisable for ten years and one day after its date of grant. Any vested option is exercisable during the holder's term as a director (in accordance with the option's terms) and remains exercisable for one year following the date of termination as a director (unless the director is removed for cause). Exercise of the options would involve payment in cash, securities, or a combination of cash and securities.

  For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995:

                                                             1997    1996   1995
                                                            ------- ------- ----
      Dividend yield.......................................      0%      0% --
      Expected volatility..................................     54%     44% --
      Risk-free interest rate..............................   6.36%   5.39% --
      Expected life........................................ 3 years 3 years --

  Changes in the status of the Directors' Stock Option Plan during 1997 and 1996 are summarized as follows:

                                         1997                    1996
                                ----------------------- -----------------------
                                SHARES WEIGHTED AVERAGE SHARES WEIGHTED AVERAGE
                                (000S)  EXERCISE PRICE  (000S)  EXERCISE PRICE
                                ------ ---------------- ------ ----------------
Outstanding at beginning of
 year.........................    60     $      22.08    --               --
Granted.......................    45            17.50     60    $       22.08
Exercised.....................   --               --
Forfeited.....................     7            17.50    --               --
                                 ---                     ---
Outstanding at end of year....    98     $      20.32     60    $       22.08
Number of options at end of
 year:
  Exercisable.................    60     $      22.08     30    $       15.33
  Available for grant.........   277                     315
Range of prices:
  Granted during the year.....           $      17.50           $15.33-$28.83
  Outstanding at end of year..           $15.33-28.83           $15.33-$28.83
  Exercised during the year...           $        --            $         --
Weighted average fair value of
 options granted..............           $       7.33           $        5.41

  The table summarizing information about stock options outstanding, required by SFAS No. 123, is not included, as the impact of the application of this statement would not be material.

  United Kingdom Sharesave Scheme:

  In August 1996, the Executive Compensation Committee of the Board of Directors approved the United Kingdom Sharesave Scheme whereby eligible employees of ACC UK are entitled to purchase shares of the Company's Class A Common Stock at an exercise price equal to 85% of market value on the date that the purchase period begins. Employees contribute the purchase price through monthly payroll deduction of a predetermined amount, not to exceed 250 pounds sterling, over a three year period, at the end of which the shares are purchased. A total of 150,000 shares are reserved for issuance under this plan, of which options for 17,160 shares at an exercise price of $32.08 were granted in 1996, and options for 7,259 shares at an exercise price of $26.56 were granted in 1997. The weighted average fair value of options offered in 1997 and 1996 was $12.63 and $14.29.

                        ACC CORP. AND SUBSIDIARIES

  For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995:

                                                             1997    1996   1995
                                                            ------- ------- ----
      Dividend yield.......................................      0%      0% --
      Expected volatility..................................     48%   40.8% --
      Risk-free interest rate..............................   5.93%   6.45% --
      Expected life........................................ 3 years 3 years --

  The table summarizing information about stock options outstanding, required by SFAS No. 123, is not included, as the impact of the application of this statement would not be material.

 D. Shareholder Rights Plan:

  In October 1997, the Board of Directors adopted a Shareholder Rights Plan. In connection with this plan, the Board of Directors declared a dividend of one Preferred Stock Purchase Right ("Right") on each outstanding share of ACC Common Stock. The dividend was distributed on October 15, 1997 to shareholders of record on that date. Subject to certain exceptions, the Rights would be exercisable only if a person or group acquired 15% or more of ACC's Common Stock or announced a tender or exchange offer which would result in ownership by a person or group of 15% or more of the Common Stock. The plan was amended in November 1997 to reduce the threshold by which the rights become exercisable from 15% to 7.5%. Any shareholder whose ownership exceeded 7.5% on November 6, 1997, and who did not acquire additional shares, was exempt from this amendment. Each Right entitles its holder to buy one one-thousandth of a share of Series A preferred stock at an exercise price of $150.00. Each Right entitles its holder (other than the acquiring person or group) to purchase, at the exercise price, shares of the preferred stock or shares of the acquiring company having a market value of twice such price. The Company could redeem the rights for $.01 per Right before the acquisition by a person or group of 7.5% or more of ACC's Common Stock and thereafter under certain circumstances. In connection with the merger with Teleport Communications Group Inc. ("TCG") (see Note 10, "Mergers"), the Board of Directors amended the Shareholder Rights Plan to exempt TCG from the 7.5% threshold by which the rights become exercisable. The amendment will remain in effect until December 31, 1998.

7. COMMITMENTS AND CONTINGENCIES

 A. Operating Leases:

  The Company leases office space and other items under various agreements expiring through 2004. At December 31, 1997, the minimum aggregate payments under non-cancelable operating leases are summarized as follows (amounts in 000s):

      YEAR                                                               AMOUNT
      ----                                                               -------
      1998.............................................................. $ 6,373
      1999..............................................................   5,339
      2000..............................................................   4,991
      2001..............................................................   4,753
      2002..............................................................   4,665
      Thereafter........................................................   6,916
                                                                         -------
                                                                         $33,037
                                                                         =======

  Rent expense for the years ending December 31, 1997, 1996, and 1995 was approximately $4,583,000, $4,006,000, and $1,965,000, respectively.

                        ACC CORP. AND SUBSIDIARIES

 B. Employment and Other Agreements:

  On December 5, 1997 the Company's Chairman and Chief Executive Officer died unexpectedly. As an interim measure, the Board of Directors created an Office of the Chief Executive electing each of Christopher Bantoft (President of European Operations), Steve Dubnik (President and Chief Operating Officer of North American Operations), and Michael Daley (Executive Vice President and Chief Financial Officer) to this office. The Company has employment agreements with each of Messrs. Bantoft, Dubnik and Daley, which provides for continuation of salary and benefits in the event each is terminated without cause or in the event of a change in control of the Company. At December 31, 1997, the Company's maximum potential liability for each of these individuals separately is approximately $350,000.

  The Company had a contract with a former Chairman which provided for an annual base salary, including an annual bonus and other benefits during his employment term, and also for a payment of $1.0 million, payable over a three year term, in the event that he resigned or was terminated without cause. During 1996, the Chairman of the Board resigned his position as Chairman of the Company. At December 31, 1996, under this agreement, the Company had accrued the entire $1.0 million, and a payment of $0.3 million was made in each of January 1997 and January 1998. In consideration for a non-compete agreement which has a three-year term beginning in January 1997, the former Chairman received a payment of $750,000, which was expensed in 1995.

  The Company has entered into employee continuation incentive agreements with certain other key management personnel. These agreements provide for continued compensation and continued vesting of options previously granted under the Company's Employee Long-Term Incentive Plan for a period of up to one year in the event of termination without cause or in the event of termination after a change in control of the Company. At December 31, 1997, the Company's estimated maximum potential liability under these agreements totaled approximately $3.7 million (excluding the Office of the Chief Executive).

 C. Purchase Commitments:

  At December 31, 1997, the Company had outstanding purchase commitments totaling approximately $7.5 million primarily related to the purchase of local exchange switches for the US business, the purchase of a microwave for the UK operation and other capital expenditures.

  In 1993, ACC Long Distance Ltd., a subsidiary of ACC TelEnterprises Ltd., entered into an agreement with one of its vendors to lease long distance facilities totaling a minimum of Cdn.$1.0 million per month for seven years. The Company currently leases more than Cdn.$1.0 million per month of such facilities from this vendor. This commitment allows the Company to receive up to a 60% discount on certain monthly charges from this vendor.

 D. Defined Contribution Plans:

  The Company provides a defined contribution 401(k) plan to substantially all US employees. Amounts contributed to this plan by the Company were approximately $314,000, $240,000, and $183,000 in 1997, 1996, and 1995,
respectively. The Company's Canadian subsidiary provides a registered retirement savings plan to substantially all Canadian employees. Amounts contributed to this plan by the Company were Cdn.$229,000, Cdn.$186,000, and Cdn.$106,000 in 1997, 1996, and 1995, respectively. In 1997, the Company's UK subsidiary established a group retirement plan available to substantially all UK employees. Amounts contributed to this plan in 1997 were 37,400 pounds sterling.

 E. Annual Incentive Plan:

  During 1997, no incentive bonuses were authorized, as performance criteria specified under the incentive plan were not met. During 1996, the Company's Board of Directors authorized incentive bonuses based upon

                        ACC CORP. AND SUBSIDIARIES
the Company's sales, gross margin, operating expenses, and operating income. Prior to 1995, incentive bonuses were discretionary as determined by the Company's management and approved by the Board of Directors. The amounts included in operations for these incentive bonuses were approximately $0, $2.6 million, and $1.4 million for the years ended December 31, 1997, 1996, and 1995, respectively.

 F. Legal Matters:

  The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability as of December 31, 1997 will not have a material adverse effect on the Company's financial condition or results of operations.

8. GEOGRAPHIC AREA INFORMATION (AMOUNTS IN 000S)

YEAR ENDED DECEMBER 31, 1997:

                          UNITED             UNITED
                          STATES   CANADA   KINGDOM   GERMANY  ELIMINATIONS CONSOLIDATED
                         -------- --------  --------  -------  ------------ ------------
Revenue from
 unaffiliated
 customers.............. $120,627 $116,638  $132,151  $ 3,197   $     --      $372,613
Intercompany revenue....   43,460    3,875     7,377      --      (54,712)         --
                         -------- --------  --------  -------   ---------     --------
Total revenue........... $164,087 $120,513  $139,528  $ 3,197   $ (54,712)    $372,613
                         -------- --------  --------  -------   ---------     --------
Income (loss) from
 operations before
 income taxes........... $  8,254 $ (1,079) $  6,654  $(2,962)  $     --      $ 10,867
                         -------- --------  --------  -------   ---------     --------
Identifiable assets at
 December 31, 1997...... $258,390 $ 96,679  $ 90,649  $12,929   $(142,335)    $316,312
                         -------- --------  --------  -------   ---------     --------

YEAR ENDED DECEMBER 31, 1996:

                          UNITED             UNITED
                          STATES   CANADA   KINGDOM   GERMANY  ELIMINATIONS CONSOLIDATED
                         -------- --------  --------  -------  ------------ ------------
Revenue from
 unaffiliated
 customers.............. $ 99,461 $117,168  $ 92,138  $   --    $     --      $308,767
Intercompany revenue....   35,060    2,917     3,519      --      (41,496)         --
                         -------- --------  --------  -------   ---------     --------
Total revenue........... $134,521 $120,085  $ 95,657  $   --    $ (41,496)    $308,767
                         -------- --------  --------  -------   ---------     --------
Income (loss) from
 operations before
 income taxes........... $  6,676 $  3,452  $    731  $   --    $     --      $ 10,859
                         -------- --------  --------  -------   ---------     --------
Identifiable assets at
 December 31, 1996...... $182,435 $ 94,165  $ 49,667  $   --    $(122,236)    $204,031
                         -------- --------  --------  -------   ---------     --------

YEAR ENDED DECEMBER 31, 1995:
                          UNITED             UNITED
                          STATES   CANADA   KINGDOM   GERMANY  ELIMINATIONS CONSOLIDATED
                         -------- --------  --------  -------  ------------ ------------
Revenue from
 unaffiliated
 customers.............. $ 65,975 $ 84,421  $ 38,470  $   --    $     --      $188,866
Intercompany revenue....   15,256    4,071     1,143      --      (20,470)         --
                         -------- --------  --------  -------   ---------     --------
Total revenue........... $ 81,231 $ 88,492  $ 39,613  $   --    $ (20,470)    $188,866
                         -------- --------  --------  -------   ---------     --------
Income (loss) from
 operations before
 income taxes........... $  1,512 $    456  $ (6,793) $   --    $     --      $ (4,825)
                         -------- --------  --------  -------   ---------     --------
Identifiable assets at
 December 31, 1995...... $105,995 $ 43,775  $ 31,593  $   --    $ (57,379)    $123,984
                         -------- --------  --------  -------   ---------     --------

  Intercompany revenue is recognized when calls are originated in one country and terminated in another country over the Company's leased network. This revenue is recognized at rates similar to those charged by unaffiliated companies. Income from operations before income taxes of the Canadian, United Kingdom and German operations includes corporate charges for general corporate expenses and interest.

                        ACC CORP. AND SUBSIDIARIES

  Corporate general and administrative expenses are allocated to subsidiaries based on time dedicated to each subsidiary by members of corporate management and staff.

9. RELATED PARTY TRANSACTIONS

  The Company's headquarters is in a building owned by a partnership in which the Company's former chairman of the board has a 50% ownership interest. A Special Committee of the Company's Board of Directors reviewed the lease to ensure that the terms and conditions were commercially reasonable and fair to the Company prior to approval of the plan in February 1994. Minimum monthly lease payments for this space range from $44,000 to $60,000 over the ten-year term of the lease, which began on May 1, 1994. The Company also pays a pro-rata share of maintenance costs. Total rent and maintenance payments under this lease were approximately $0.8 million, $0.8 million, and $0.6 million during 1997, 1996, and 1995, respectively.

  During 1994 and early 1995, the Company initiated efforts to obtain new telecommunications software programs from a software development company. The Company's former chairman of the board and chief executive officer was a controlling shareholder of the software development company during such period. In May 1995, anticipating material agreements with the software development company, all of the common shares owned by the Company's former chairman of the board were placed in escrow under the direction of a Special Committee of the Company's Board of Directors. The Special Committee, its outside consultants, and the Company's management then proceeded to review and evaluate the software technology and the terms and conditions of the proposed transactions.

  In 1996, the Special Committee approved a software license agreement between the Company and a newly formed company (the purchaser of the software development company's intellectual property and other assets and an affiliate of such company). Immediately prior to entering into the agreement, the shares of the software development company held in escrow were returned to such company and the related party nature of the Company's relationship with the software development company was thereby extinguished. Total amounts accrued at December 31, 1997, 1996, and 1995 relating to this vendor were $0, $0 and $44,000, respectively. For an aggregate consideration of $1.8 million, paid in 1996, the Company received a perpetual right to use the telecommunications software programs. Approximately $0.2 million was paid to the vendor in 1996 and was expensed prior to entering into the agreement. During 1995, the Company paid the software development company $1.2 million, of which $772,000, relating to the purchase of certain hardware and acquisition of certain software licenses, was capitalized and recorded on the balance sheet as a component of property, plant, and equipment and $500,000 relating to software development was expensed.

  The Company had notes receivable from two officers which totaled $370,000 as of December 31, 1996. These notes were paid in full in 1997.

10. MERGERS

  On October 28, 1997, the Company entered into an agreement and plan merger with US WATS Inc. ("USW"), a switch-based long distance provider based in Bala Cynwyd, Pennsylvania. Upon consummation of the merger, USW was to become a wholly owned subsidiary of ACC, and the shares of USW common stock that were issued and outstanding at the effective of the USW merger, other than the shares held by shareholders who perfected their statutory dissenters' rights, would have been converted automatically into the right to receive a number of shares of ACC stock determined pursuant to the merger agreement.

  On March 11, 1998, ACC and USW agreed to a mutual termination of the agreement and plan of merger, by and among USW and ACC.

  In November 1997, the Company signed a definitive agreement to be acquired by Teleport Communications Group Inc. ("TCG"), the largest competitive local exchange carrier in the US, in a stock for stock merger. Under

                        ACC CORP. AND SUBSIDIARIES
the agreement, ACC shareholders will receive $50 in value of TCG Class A common stock for each share of ACC stock, based upon the average closing price of TCG stock for a ten trading day period preceding the date of merger. The total value of the transaction would be approximately $1 billion. However, if TCG's average closing price during the ten day trading period prior to closing is below $45 or above $55, the exchange ratios will be fixed at 1.11111 shares of TCG stock or 0.90909 shares of TCG stock, respectively. It is anticipated that the merger will be treated as a tax-free exchange. The merger is subject to the approval of the holders of a majority of the outstanding shares of ACC and to other conditions, including various regulatory consents in the US and certain foreign jurisdictions.

  In connection with the proposed mergers with USW and TCG, the Company has incurred costs for certain investment advisory, legal, accounting and other professional services. The Company has recorded $5.0 million of such costs (reflected in the consolidated statements of operations as "merger costs") in 1997, of which $1.3 million as been paid through December 31, 1997 and the remaining $3.7 million is accrued and expected to be paid during 1998.

                                                                      APPENDIX A


                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                      TELEPORT COMMUNICATIONS GROUP INC.,

                              TCG MERGER CO., INC.

                                      AND

                                   ACC CORP.

                                  DATED AS OF

                               NOVEMBER 26, 1997

                               TABLE OF CONTENTS

 ARTICLE I TERMS OF THE MERGER..............................................   1
  1.1  The Merger..........................................................    1
  1.2  Effective Time......................................................    1
  1.3  Merger Consideration................................................    1
  1.4  Stockholders' Rights upon Merger....................................    2
  1.5  Surrender and Exchange of Shares....................................    2
  1.6  Options and Stock Incentive Rights..................................    3
  1.7  Certificate of Incorporation........................................    3
  1.8  Bylaws..............................................................    3
  1.9  Other Effects of Merger.............................................    4
  1.10 Registration Statement; Prospectus/Proxy Statement..................    4
  1.11 Tax-Free Reorganization.............................................    4
  1.12 Additional Actions..................................................    5
 ARTICLE II REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS OF ACC........   5
  2.1  Organization and Good Standing......................................    5
  2.2  Capitalization......................................................    5
  2.3  Subsidiaries........................................................    6
  2.4  Authorization; Binding Agreement....................................    6
  2.5  Governmental Approvals..............................................    6
  2.6  No Violations.......................................................    6
  2.7  Securities Filings and Litigation...................................    7
  2.8  ACC Financial Statements............................................    7
  2.9  Absence of Certain Changes or Events................................    8
  2.10 Compliance with Laws................................................    8
  2.11 Permits.............................................................    8
  2.12 Finders and Investment Bankers......................................    8
  2.13 Contracts...........................................................    8
  2.14 Employee Benefit Plans..............................................    8
  2.15 Taxes and Returns...................................................   10
  2.16 Fairness Opinion....................................................   11
  2.17 Takeover Statutes...................................................   11
  2.18 No Undisclosed Liabilities..........................................   11
  2.19 Title to Property...................................................   11
  2.20 Intellectual Property...............................................   11
  2.21 Interested Party Transactions.......................................   12
  2.22 Insurance...........................................................   12
  2.23 Pooling Matters.....................................................   12
  2.24 Expenses............................................................   12
  2.25 Employees and Independent Contractors...............................   12
  2.26 Rights Plan.........................................................   12
 ARTICLE III REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS OF TCG.......  13
  3.1  Organization and Good Standing......................................   13
  3.2  Capitalization......................................................   13
  3.3  Authorization; Binding Agreement....................................   13
  3.4  Governmental Approvals..............................................   13
  3.5  No Violations.......................................................   14
  3.6  Securities Filings and Litigation...................................   14
  3.7  TCG Financial Statements............................................   15

  3.8   Absence of Certain Changes or Events...............................   15
  3.9   No Undisclosed Liabilities.........................................   15
 ARTICLE IV ADDITIONAL COVENANTS OF ACC.....................................  15
  4.1   Conduct of Business of ACC and ACC Subsidiaries....................   15
  4.2   Notification of Certain Matters....................................   17
  4.3   Access and Information.............................................   17
  4.4   Stockholder Approval...............................................   17
  4.5   Commercially Reasonable Efforts....................................   17
  4.6   Public Announcements...............................................   18
  4.7   Compliance.........................................................   18
  4.8   No Solicitation....................................................   18
  4.9   SEC and Stockholder Filings........................................   19
  4.10  Tax Opinion Certification..........................................   19
  4.11  Affiliate Agreements...............................................   20
  4.12  Takeover Statutes..................................................   20
  4.13  Pooling Accounting Treatment.......................................   20
 ARTICLE V ADDITIONAL COVENANTS OF TCG......................................  20
  5.1   Access and Information.............................................   20
  5.2   Employee Matters...................................................   20
  5.3   Commercially Reasonable Efforts....................................   21
  5.4   Public Announcements...............................................   21
  5.5   Compliance.........................................................   21
  5.6   SEC and Stockholder Filings........................................   21
  5.7   Indemnification....................................................   21
  5.8   Affiliate Agreements...............................................   22
  5.9   Negative Covenants.................................................   22
  5.10  Preparation of Tax Returns.........................................   22
  5.11  Tax Opinion Certification..........................................   22
  5.12  Notification of Certain Matters....................................   22
 ARTICLE VI CONDITIONS......................................................  22
  6.1   Conditions to Each Party's Obligations.............................   22
  6.1.1 Stockholder Approval...............................................   22
  6.1.2 No Injunction or Action............................................   22
  6.1.3 HSR Act............................................................   22
  6.1.4 Registration Statement.............................................   23
  6.1.5 Quotation of TCG Stock.............................................   23
  6.2   Conditions to Obligations of ACC...................................   23
  6.2.1 TCG Representations and Warranties.................................   23
  6.2.2 Performance by TCG.................................................   23
  6.2.3 [Intentionally Omitted]............................................   23
  6.2.4 Certificates and Other Deliveries..................................   23
  6.2.5 Tax Opinion........................................................   23
  6.3   Conditions to Obligations of TCG...................................   23
  6.3.1 ACC Representations and Warranties.................................   23
  6.3.2 Performance by ACC.................................................   23
  6.3.3 [Intentionally Omitted]............................................   23
  6.3.4 Governmental Approvals.............................................   23
  6.3.5 Certificates and Other Deliveries..................................   24
  6.3.6 Opinion of ACC Counsel.............................................   24
  6.3.7 Tax Opinion........................................................   24

 ARTICLE VII TERMINATION AND ABANDONMENT....................................  24
  7.1  Termination.........................................................   24
  7.2  Effect of Termination and Abandonment...............................   25
  7.3  Procedure Upon Termination..........................................   26
 ARTICLE VIII MISCELLANEOUS................................................   26
  8.1  Confidentiality.....................................................   26
  8.2  Amendment and Modification..........................................   27
  8.3  Waiver of Compliance; Consents......................................   27
  8.4  Survival of Representations and Warranties..........................   27
  8.5  Notices.............................................................   27
  8.6  Binding Effect; Assignment..........................................   28
  8.7  Expenses............................................................   28
  8.8  Governing Law.......................................................   28
  8.9  Counterparts........................................................   28
  8.10 Interpretation......................................................   28
  8.11 Entire Agreement....................................................   28
  8.12 Severability........................................................   28
  8.13 Specific Performance................................................   28
  8.14 Third Parties.......................................................   29
  8.15 Schedules...........................................................   29

                               LIST OF SCHEDULES

 SCHEDULE DESCRIPTION
 -------- -----------
 2.1      Organization and Good Standing
 2.2      Capitalization
 2.3      Subsidiaries
 2.6      No Violations
 2.7      Litigation
 2.9      Absence of Certain Changes or Events
 2.13     Contracts
 2.14(a)  Employee Benefit Plans
 2.14(g)  Employee Benefit Plans
 2.14(h)  Employee Benefit Plans
 2.14(i)  Employee Benefit Plans
 2.14(k)  Employee Benefit Plans
 2.15     Taxes and Returns
 2.18     No Undisclosed Liabilities
 2.19     Title to Property
 2.21     Interested Party Transactions
 2.22     Insurance
 2.25(a)  Employees and Independent Contractors
 2.25(b)  Employees and Independent Contractors
 2.25(c)  Employees and Independent Contractors
 3.2      Capitalization
 3.5      No Violations
 3.8      Absence of Certain Changes or Events
 3.9      No Undisclosed Liabilities
 4.1      Conduct of Business of ACC and ACC Subsidiaries
 4.11     Affiliate Agreements
 5.8      Affiliate Agreements
 6.3.5    Required Consents

                           GLOSSARY OF DEFINED TERMS

                                                                     PAGE WHERE
                                                                    TERM DEFINED
                                                                    ------------
ACC................................................................       1
ACC Acquisition Agreement..........................................      29
ACC Class A Common Stock...........................................       2
ACC Class B Common Stock...........................................       8
ACC Financial Statements...........................................      14
ACC Material Adverse Effect........................................      10
ACC Material Contract..............................................      15
ACC Options........................................................       5
ACC Permits........................................................      15
ACC Preferred Stock................................................       8
ACC Proposals......................................................       7
ACC Rights Agreement...............................................      22
ACC Securities Filings.............................................       8
ACC SIRs...........................................................       4
ACC Stockholders Meeting...........................................      32
ACC Subsidiary.....................................................      10
ACC Superior Proposal..............................................      30
ACC Takeover Proposal..............................................      29
ACC Tax Opinion Certificate........................................      31
Acquisition Subsidiary.............................................       1
Affiliates.........................................................      18
Agreement..........................................................       1
Certificate of Merger..............................................       1
Certificates.......................................................       3
Closing............................................................       2
Closing Date.......................................................       2
Code...............................................................       8
Compensation Arrangement...........................................      14
Consent............................................................      12
Control Share Acquisition..........................................      33
Delaware Code......................................................       1
Effective Time.....................................................       2
Employee Plan......................................................      12
Enforceability Exceptions..........................................      12
ERISA..............................................................      15
ERISA Affiliate....................................................      14
Event..............................................................      14
Exchange Agent.....................................................       4
Exchange Ratio.....................................................       2
Fair Price.........................................................      33
Final Order........................................................      40
Financial Advisor..................................................      14
Governmental Authority.............................................      12
Group..............................................................      42
HSR Act............................................................      12
Intellectual Property Rights.......................................      20
Law................................................................      13
Litigation.........................................................      14

                                                                     PAGE WHERE
                                                                    TERM DEFINED
                                                                    ------------
Merger.............................................................       1
Merger Agreement...................................................      50
Merger Consideration...............................................       2
Merger Sub.........................................................      50
Multiemployer Plan.................................................      16
NASD...............................................................      12
Parent.............................................................      50
Person.............................................................      51
Prospectus.........................................................       7
Prospectus/Proxy Statement.........................................       6
Registration Statement.............................................       7
SEC................................................................       6
Securities Act.....................................................       6
Securities Exchange Act............................................       7
Significant Subsidiary.............................................       8
Stop-transfer list.................................................      51
Subsidiary.........................................................      47
Subsidiaries.......................................................      35
Surviving Corporation..............................................       1
Surviving Corporation Common Stock.................................       3
Surviving Corporation Material Adverse Effect......................      41
Takeover Statute...................................................      31
Tax................................................................      17
Tax Return.........................................................      17
TCG................................................................       1
TCG Class B Common Stock...........................................      23
TCG Financial Statements...........................................      22
TCG Material Adverse Effect........................................      18
TCG Preferred Stock................................................       2
TCG Securities Filings.............................................      21
TCG Stock..........................................................       2
TCG Subsidiary.....................................................      18
Termination Fee....................................................      47
Withdrawal Liability...............................................      15
1996 Company Balance Sheet.........................................      18

                         AGREEMENT AND PLAN OF MERGER

  This Agreement and Plan of Merger (the "Agreement") is made and entered into as of November 26, 1997, by and among TELEPORT COMMUNICATIONS GROUP INC., a Delaware corporation ("TCG"), TCG MERGER CO., INC., a Delaware corporation and wholly-owned subsidiary of TCG ("Acquisition Subsidiary"), and ACC CORP., a Delaware corporation ("ACC").

                                   RECITALS

  A. The respective Boards of Directors of ACC, Acquisition Subsidiary and TCG have approved the merger (the "Merger") of Acquisition Subsidiary with and into ACC in accordance with the laws of the State of Delaware and the provisions of this Agreement.

  B. ACC, Acquisition Subsidiary and TCG desire to make certain representations, warranties and agreements in connection with, and establish various conditions precedent to, the Merger.

  NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I TERMS OF THE MERGER

  1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, the Merger shall be consummated in accordance with the Delaware General Corporation Law (the "Delaware Code"). At the Effective Time (as defined in Section 1.2, below), upon the terms and subject to the conditions of this Agreement, Acquisition Subsidiary shall be merged with and into ACC in accordance with the Delaware Code and the separate existence of Acquisition Subsidiary shall thereupon cease, and ACC, as the surviving corporation in the Merger (the "Surviving Corporation"), shall continue its corporate existence under the laws of the State of Delaware as a subsidiary of TCG. The parties shall prepare and execute a certificate of merger (the "Certificate of Merger") in order to comply in all respects with the requirements of the Delaware Code and with the provisions of this Agreement.

  1.2 Effective Time. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the applicable provisions of the Delaware Code or at such later time as may be specified in the Certificate of Merger. The Certificate of Merger shall be filed as soon as practicable (but in any event within five
(5) business days) after all of the conditions (other than those to be satisfied at the Effective Time (as hereinafter defined)) set forth in this Agreement have been satisfied or waived by the party or parties entitled to the benefit of the same. TCG and ACC shall mutually determine the time of such filing and the place where the closing of the Merger (the "Closing") shall occur. The time when the Merger shall become effective is herein referred to as the "Effective Time" and the date on which the Effective Time occurs is herein referred to as the "Closing Date."

  1.3 Merger Consideration.

  (a) Subject to the provisions of this Agreement, each of the issued and outstanding shares of Class A Common Stock, par value $.015 per share, of ACC (the "ACC Class A Common Stock") as of the Effective Time shall be converted into the right to receive (subject to any applicable backup or other withholding requirements), and there shall be issued by virtue of the Merger and without any action on the part of the holder thereof or any other person, except as hereinafter provided, in exchange for each of the shares of ACC Class A Common Stock, that number of shares of Class A Common Stock, par value $.01 per share, of TCG (the "TCG Stock") equal to the product of one (1), multiplied by the Exchange Ratio. For purposes hereof, the "Exchange Ratio" shall mean:

    (i) if the average of the last reported sales prices per share of the TCG Common Stock as reported on the Nasdaq National Market ("Nasdaq") for the ten consecutive trading days immediately preceding the trading day immediately prior to the Closing Date (the "Average Price") is less than $45.00, 1.11111;

    (ii) if the Average Price is equal to or greater than $45.00, but not in excess of $55.00, a fraction, the numerator of which shall be $50.00 and the denominator of which shall be the Average Price; or

    (iii) if the Average Price is greater than $55.00, 0.90909;

subject to payment of cash in lieu of any fractional share as hereinafter provided (the "Merger Consideration"). The Exchange Ratio shall be subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of this Agreement applicable to shares of the TCG Stock or the ACC Class A Common Stock.

  (b) No fractional shares of TCG Stock shall be issued pursuant to the Merger nor will any fractional share interest involved entitle the holder thereof to vote, to receive dividends or to exercise any other rights of a stockholder of TCG. In lieu thereof, any person who would otherwise be entitled to a fractional share of TCG Stock pursuant to the provisions hereof shall receive an amount in cash equal to the value of such fractional share. The value of such fractional share shall be the product of such fraction multiplied by the last sales price of TCG Stock as reported on the Nasdaq on the business day immediately prior to the Closing Date, subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of this Agreement applicable to shares of the TCG Stock.

  (c) Each share of ACC Class A Common Stock held in the treasury of ACC or by a wholly owned subsidiary of ACC shall be canceled as of the Effective Time and no Merger Consideration shall be payable with respect thereto.

  (d) Subject to the provisions of this Agreement, at the Effective Time, the shares of Acquisition Subsidiary common stock outstanding immediately prior to the Merger shall be converted, by virtue of the Merger and without any action on the part of the holder thereof, into one share of the common stock of the Surviving Corporation (the "Surviving Corporation Common Stock"), which one share of the Surviving Corporation Common Stock shall constitute all of the issued and outstanding capital stock of the Surviving Corporation and shall be owned by TCG.

  1.4 Stockholders' Rights upon Merger. Upon consummation of the Merger, the certificates which theretofore represented shares of ACC Class A Common Stock (the "Certificates") shall cease to represent any rights with respect thereto, and, subject to applicable law and this Agreement, shall only represent the right to receive the Merger Consideration, including the amount of cash, if any, payable in lieu of fractional shares of TCG Stock into which the shares of ACC Class A Common Stock have been converted pursuant to this Agreement.

  1.5 Surrender and Exchange of Shares.

  (a) Prior to the Closing Date, TCG shall appoint an agent reasonably acceptable to ACC to act as exchange agent (the "Exchange Agent") for the Merger. Promptly after the Effective Time, TCG shall make available, or cause to be made available, to the Exchange Agent such certificates evidencing such number of shares of TCG Stock and such amount of cash, as and when necessary, in order to enable the Exchange Agent to effect the exchange of certificates and make the cash payments in respect of fractional shares contemplated by
Section 1.5(c) below.

  (b) On the Closing Date, TCG shall instruct the Exchange Agent to mail to each holder of record of a Certificate within five business days of receiving from ACC a list of such holders of record, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as TCG may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the Merger Consideration consisting of TCG Stock and any cash payable pursuant to
Section 1.3(b) above.

  (c) After the Effective Time, each holder of a share of ACC Class A Common Stock shall surrender and deliver the Certificates to the Exchange Agent together with a duly completed and executed transmittal letter. Upon such surrender and delivery, the holder shall receive a certificate representing the number of whole shares of TCG Stock into which such holder's shares of ACC Class A Common Stock have been converted pursuant to this Agreement, subject to payment of cash in lieu of any fractional share. Until so surrendered and exchanged, each outstanding Certificate after the Effective Time shall be deemed for all purposes to evidence the right to receive that number of whole shares of TCG Stock into which the shares of ACC Class A Common Stock have been converted pursuant to this Agreement, subject to payment of cash in lieu of any fractional share; provided, however, that no dividends or other distributions, if any, in respect of the shares of TCG Stock, declared after the Effective Time and payable to holders of record after the Effective Time, shall be paid to the holders of any unsurrendered Certificates until such Certificates and transmittal letters are surrendered and delivered as provided herein. Subject to applicable Law, after the surrender and exchange of Certificates, the record holders thereof will be entitled to receive any such dividends or other distributions without interest thereon, which theretofore have become payable with respect to the number of shares of TCG Stock for which such Certificates were exchangeable. Holders of any unsurrendered Certificates shall not be entitled to any rights as a holder of TCG Stock, including, without limitation, the right to vote TCG Stock, until such Certificates are exchanged pursuant to this Agreement.

  (d) At the Effective Time, the stock transfer books of ACC shall be closed and no transfer of shares of ACC Class A Common Stock shall be made thereafter, other than transfers of shares of ACC Class A Common Stock that have occurred prior to the Effective Time. In the event that, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for shares of TCG Stock or cash as provided in
Section 1.3.

  (e) Neither ACC nor TCG nor the Exchange Agent shall be liable to any holder of shares of ACC Class A Common Stock for any such shares of TCG Stock (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar law, rule, regulation, statute, order, judgment or decree.

  1.6 Options and Stock Incentive Rights. At the Effective Time, TCG shall cause each holder of a then-outstanding and unexercised option (the "ACC Options") or stock incentive right (the "ACC SIRs") exercisable for shares of ACC Class A Common Stock to receive, by virtue of the Merger and without any action on the part of the holder thereof, options or stock incentive rights, respectively, exercisable for shares of TCG Stock having the same terms and conditions as the ACC Options and ACC SIRs (including such terms and conditions as may be incorporated by reference into the agreements evidencing ACC Options and ACC SIRs pursuant to the plans or arrangements pursuant to which such ACC Options and ACC SIRs were granted), except that the exercise price and the number of shares issuable upon exercise shall be divided and multiplied, respectively, by the Exchange Ratio. TCG shall take all corporate action necessary to reserve for issuance a sufficient number of shares of TCG Stock for delivery upon the exercise of ACC Options and ACC SIRs after the Effective Time. Immediately after the Effective Time, TCG shall file or cause to be filed all registration statements on Form S-8 or other appropriate form as may be necessary in connection with the purchase and sale of TCG Stock contemplated by such ACC Options and ACC SIRs subsequent to the Effective Time.

  1.7 Certificate of Incorporation. At and after the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended to be identical to the Certificate of Incorporation of Acquisition Subsidiary in effect at the Effective Time (subject to any subsequent amendment thereof, including, without limitation, any amendment thereof required in order to comply with Section 5.7).

  1.8 Bylaws. Subject to Section 5.7 below, at and after the Effective Time, the Bylaws of Acquisition Subsidiary in effect at the Effective Time shall be the Bylaws of the Surviving Corporation (subject to any subsequent amendment thereof, including, without limitation, any amendment thereof required in order to comply with Section 5.7).

  1.9 Other Effects of Merger. The Merger shall have all further effects as specified in the applicable provisions of the Delaware Code.

  1.10 Registration Statement; Prospectus/Proxy Statement.

  (a) For the purposes of (i) registering the issuance of TCG Stock to holders of the shares of ACC Class A Common Stock in connection with the Merger with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), and complying with applicable state securities Laws and (ii) holding the meeting of ACC stockholders to approve the Merger (the "ACC Proposals"), TCG and ACC will cooperate in the preparation of a registration statement on Form S-4 (such registration statement, together with any and all amendments and supplements thereto, being herein referred to as the "Registration Statement"), including a prospectus/proxy statement satisfying all requirements of applicable state securities Laws, the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Securities Exchange Act"). Such prospectus/proxy statement in the form mailed by ACC and, if required, TCG to their respective stockholders, together with any and all amendments or supplements thereto, is herein referred to as the "Prospectus/Proxy Statement."

  (b) ACC will furnish TCG with such information concerning ACC and its subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to ACC and its subsidiaries, to comply with applicable Law. None of the information relating to ACC and its subsidiaries supplied by ACC for inclusion in the Prospectus/Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. ACC agrees promptly to advise TCG if, at any time prior to the respective meetings of the stockholders of ACC or TCG referenced herein, any information provided by it in the Prospectus/Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide TCG with the information needed to correct such inaccuracy or omission. ACC will furnish TCG with such supplemental information as may be necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to ACC and its subsidiaries, to comply with applicable Law after the mailing thereof to the stockholders of ACC or TCG.

  (c) ACC and TCG agree to cooperate in making any preliminary filings of the Prospectus/Proxy Statement with the SEC, as promptly as practicable, pursuant to Rule 14a-6 under the Securities Exchange Act, and shall cooperate in responding to any comments with respect thereto received from the SEC.

  (d) TCG will file the Registration Statement with the SEC and appropriate materials with applicable state securities agencies as promptly as practicable and will use all reasonable efforts to cause the Registration Statement to become effective under the Securities Act and all such state filed materials to comply with applicable state securities Laws. ACC authorizes TCG to utilize in the Registration Statement and in all such state filed materials, the information concerning ACC and its subsidiaries provided to TCG in connection with, or contained in, the Prospectus/Proxy Statement. TCG promptly will advise ACC when the Registration Statement has become effective and of any supplements or amendments thereto, and TCG will furnish ACC with copies of all such documents. Except for the Prospectus/Proxy Statement or the preliminary prospectus/proxy statement, neither TCG nor ACC shall distribute any written material that might constitute a "prospectus" relating to the Merger or the ACC Proposals within the meaning of the Securities Act or any applicable state securities Law without the prior written consent of the other party.

  (e) ACC shall mail the Prospectus/Proxy Statement to its stockholders as promptly as practicable after the date the Registration Statement is declared effective under the Securities Act.

  1.11 Tax-Free Reorganization. The parties intend that the Merger qualify (a) as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code") and (b) for accounting treatment as a pooling of interests. None of the parties will knowingly take any action that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of the parties shall report the Merger for income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (and any comparable state or local tax statute).

  1.12 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Acquisition Subsidiary or ACC or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Acquisition Subsidiary or ACC, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Acquisition Subsidiary or ACC, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS OF ACC

  ACC represents, warrants and/or covenants to and with TCG as follows:

  2.1 Organization and Good Standing. ACC and each of the ACC Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate or partnership power and authority to own, lease and operate its properties and to carry on its business as now being conducted. ACC and each of the ACC Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not materially adversely affect the business, assets (including, but not limited to, intangible assets), financial condition, liabilities or the results of operations of ACC and its subsidiaries taken as a whole ("ACC Material Adverse Effect"). Schedule 2.1 attached hereto contains a complete and accurate list of the jurisdictions of incorporation or organization and qualification or license of ACC and the ACC Subsidiaries. ACC has heretofore made available to TCG accurate and complete copies of the Certificate of Incorporation and Bylaws, as currently in effect, of ACC. For purposes of this Agreement, the term "ACC Subsidiary" shall mean any "significant subsidiary" (as such term is defined in Rule 1-02 of Regulation S-X of the SEC) of ACC.

  2.2 Capitalization. As of the date hereof, the authorized capital stock of ACC consists of (a) 1,990,000 shares of Preferred Stock, $1.00 par value per share ("ACC Preferred Stock"), (b) 50,000,000 shares of ACC Class A Common Stock and (c) 25,000,000 shares of Class B Common Stock, $.015 par value per share ("ACC Class B Common Stock"). As of November 1, 1997, no shares of ACC Preferred Stock or ACC Class B Common Stock were issued and outstanding, and 16,984,657 shares of ACC Class A Common Stock were issued and outstanding. No other capital stock of ACC is authorized or issued. All issued and outstanding shares of the ACC Class A Common Stock are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable securities Laws. Except as set forth in the ACC Securities Filings (as hereinafter defined) or on Schedule 2.2 attached hereto or as otherwise contemplated by this Agreement, as of the date hereof, there are no outstanding rights, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to any of the outstanding, authorized but unissued, unauthorized or treasury shares of the capital stock or any other security of ACC, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock or other security. Except as disclosed in the ACC Securities Filings, there are no restrictions upon the transfer of or otherwise pertaining to the securities (including, but not limited to, the ability to pay dividends thereon) or retained earnings of ACC and the ACC Subsidiaries or the ownership thereof other than those, if any, described on Schedule 2.2 attached hereto, those imposed by this Agreement, or those imposed by the Federal Communications Act of 1934, as amended, and the rules, regulations and policies of the Federal Communications Commission or any successor entity thereunder, the Securities Act, the Securities Exchange Act, applicable state securities Laws or applicable corporate Law.

  2.3 Subsidiaries. Schedule 2.3 attached hereto sets forth the name and jurisdiction of incorporation or organization of each ACC Subsidiary, each of which is wholly-owned by ACC. All of the capital stock and other interests of the ACC Subsidiaries are owned by it or an ACC Subsidiary as indicated on
Schedule 2.3, free and clear of any claim, lien, encumbrance, security interest or agreement with respect thereto except as set forth on Schedule
2.3. All of the outstanding shares of capital stock in each of the ACC Subsidiaries directly or indirectly held by ACC are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable Laws. Except as set forth on Schedule
2.3 attached hereto, there are no irrevocable proxies or similar obligations with respect to such capital stock of the ACC Subsidiaries held by ACC and no equity securities or other interests of any of the ACC Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any ACC Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any ACC Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares.

  2.4 Authorization; Binding Agreement. ACC has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, the Merger, have been duly and validly authorized by ACC's Board of Directors and no other corporate proceedings on the part of ACC or any ACC Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby (other than the adoption of this Agreement by the stockholders of ACC in accordance with the Delaware Code and the Certificate of Incorporation and Bylaws of
ACC). This Agreement has been duly and validly executed and delivered by ACC and, assuming due and valid execution and delivery by the other parties hereto, constitutes the legal, valid and binding agreement of ACC, enforceable against ACC in accordance with its terms, except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies ("Enforceability Exceptions"). The affirmative vote of the holders of a majority of the outstanding shares of ACC Class A Common Stock is the only vote of the holders of any class or series of ACC's capital stock necessary to approve and adopt the ACC Proposals.

  2.5 Governmental Approvals. No consent, approval, waiver or authorization of, notice to or declaration or filing with ("Consent") any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrator and any self-regulatory organization ("Governmental Authority") on the part of ACC or any of the ACC Subsidiaries is required in connection with the execution or delivery by ACC of this Agreement or the consummation by ACC of the transactions contemplated hereby other than (i) the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the Delaware Code, (ii) filings with the SEC, state securities laws administrators and the National Association of Securities Dealers, Inc. ("NASD"), (iii) Consents from the Federal Communications Commission, state public service or utility commissions (or comparable state Governmental Authorities) or foreign telephone administrations, (iv) filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), and (v) those Consents that if they were not obtained or made, do not or would not have an ACC Material Adverse Effect or materially and adversely affect the ability of ACC to perform its obligations set forth herein or to consummate the transactions contemplated hereby.

  2.6 No Violations. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by ACC with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Certificate and/or Articles of Incorporation or Bylaws or other governing instruments of ACC or any of the ACC Subsidiaries, (ii) except as set forth on
Schedule 2.6 attached hereto, require any consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any ACC Material Contract (as hereinafter defined), (iii) result in the creation or imposition of any lien or encumbrance of any kind upon any of the assets of ACC or any ACC Subsidiary, or (iv) subject to obtaining the Consents from Governmental Authorities referred to in Section 2.5, above, contravene any applicable provision of any constitution, treaty, statute, law, code, rule, regulation, ordinance, policy or order of any Governmental Authority or other matters having the force of law including, but not limited to, any orders, decisions, injunctions, judgments, awards and decrees of or agreements with any court or other Governmental Authority ("Law") currently in effect to which ACC or any ACC Subsidiary or its or any of their respective assets or properties are subject, except in the case of clauses (ii), (iii) and (iv), above, for any deviations from the foregoing which do not or would not have an ACC Material Adverse Effect.

  2.7 Securities Filings and Litigation. ACC has made available to TCG true and complete copies of (i) its Annual Reports on Form 10-K, as amended, for the years ended December 31, 1994, 1995 and 1996, as filed with the SEC, (ii) its proxy statements relating to all of the meetings of stockholders (whether annual or special) of ACC since January 1, 1994, as filed with the SEC, and
(iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by ACC with the SEC since January 1, 1994. The reports and statements set forth in clauses (i) through
(iii), above, and those subsequently provided or required to be provided pursuant to this Section , are referred to collectively herein as the "ACC Securities Filings." As of their respective dates, or as of the date of the last amendment thereof, if amended after filing, none of the ACC Securities Filings (including all schedules thereto and disclosure documents incorporated by reference therein), contained or, as to ACC Securities Filings subsequent to the date hereof, will contain any untrue statement of a material fact or omitted or, as to ACC Securities Filings subsequent to the date hereof, will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the ACC Securities Filings at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied or, as to ACC Securities Filings subsequent to the date hereof, will comply in all material respects with the Securities Exchange Act or the Securities Act, as applicable. Except as set forth on Schedule 2.7, there is no action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, by or before any court, tribunal, arbitrator or other Governmental Authority ("Litigation") pending or, to the knowledge of ACC, threatened against ACC or any of its subsidiaries, any officer, director, employee or agent thereof, in his or her capacity as such, or as a fiduciary with respect to any ACC Employee Plan (as hereinafter defined) or otherwise relating to ACC or any of its subsidiaries or the securities of any of them, or any properties or rights of ACC or any of its subsidiaries or any ACC Employee Plan which is required to be described in any ACC Securities Filing that is not so described. Except as set forth on
Schedule 2.7, no event has occurred as a consequence of which ACC would be required to file a Current Report on Form 8-K pursuant to the requirements of the Securities Exchange Act as to which such a report has not been timely filed with the SEC. Any reports, statements and registration statements and amendments thereof (including, without limitation, Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by ACC with the SEC after the date hereof shall be provided to TCG on the date of such filing.

  2.8 ACC Financial Statements. The audited consolidated financial statements and unaudited interim financial statements of ACC included in the ACC Securities Filings (the "ACC Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and present fairly, in all material respects, the consolidated financial position of ACC and its subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments, any other adjustments described therein and the fact that certain information and notes have been condensed or omitted in accordance with the Securities Exchange Act.

  2.9 Absence of Certain Changes or Events. Except as set forth in the ACC Securities Filings filed with the SEC prior to the date hereof or in Schedule
2.9 attached hereto, since December 31, 1996, ACC has conducted its business in the ordinary course, and there has not been: (i) any event, occurrence, fact, condition, change, development or effect ("Event") that has had or could reasonably be expected to have an ACC Material Adverse Effect; (ii) any material change by ACC in its accounting methods, principles or practices, except as required by any change in generally accepted accounting principles; or (iii) any action or event that would have required the consent of TCG pursuant to any of the provisions of Section 4.1 had such action or event occurred after the date of this Agreement.

  2.10 Compliance with Laws. The business of ACC and each of its subsidiaries has been operated in compliance with all Laws and all tariffs, except for any instances of non-compliance which do not and will not have an ACC Material Adverse Effect. Without limiting the generality of the foregoing, neither ACC nor any of its subsidiaries has engaged in carrying transit or indirect traffic in violation of applicable Laws, tariffs, rules and regulations in any jurisdiction, foreign or domestic, which violation could reasonably be expected to have an ACC Material Adverse Effect.

  2.11 Permits. (i) ACC and its subsidiaries have all permits, certificates, licenses, approvals, tariffs and other authorizations required in connection with the operation of their respective businesses (collectively, "ACC Permits"), (ii) neither ACC nor any of its subsidiaries is in violation of any ACC Permit, and (iii) no proceedings are pending or, to the knowledge of ACC, threatened, to revoke or limit any ACC Permit, except, in each case, those the absence or violation of which do not and could not reasonably be expected to have an ACC Material Adverse Effect.

  2.12 Finders and Investment Bankers. Neither ACC nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby, other than pursuant to the agreement with Morgan Stanley & Co., Incorporated (the "Financial Advisor"), an accurate and complete copy of which agreement has been provided to TCG.

  2.13 Contracts. Except as set forth in Schedule 2.13 attached hereto, neither ACC nor any of its subsidiaries is a party or is subject to any material note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal that is required to be described in or filed as an exhibit to any ACC Securities Filing ("ACC Material Contract") that is not so described in or filed as required by the Securities Act or the Securities Exchange Act, as the case may be. For purposes of this Section 2.13 and Section 3.13 below, a note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal shall be considered material if it is required to be described in or filed as an exhibit to any document filed under the Securities Act or the Securities Exchange Act, as the case may be. ACC has made available to TCG true and accurate copies of the ACC Material Contracts. All such ACC Material Contracts are valid and binding and are in full force and effect and enforceable against ACC or such subsidiary in accordance with their respective terms, subject to the Enforceability Exceptions. Except as set forth in Schedule 2.6 attached hereto, (i) no Consent of any person is needed in order that each such ACC Material Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the transactions contemplated by this Agreement, except for Consents the absence of which would not have an ACC Material Adverse Effect, and (ii) neither ACC nor any of its subsidiaries is in violation or breach of or default under any such ACC Material Contract; nor to ACC's knowledge is any other party to any such ACC Material Contract in violation or breach of or default under any such ACC Material Contract, in each case where such violation or breach would have an ACC Material Adverse Effect.

  2.14 Employee Benefit Plans.

  (a) All of ACC's Employee Plans and Compensation Arrangements are listed and described in Schedule 2.14(a), and complete and accurate copies of (including any amendments to) any such written Employee Plans and Compensation Arrangements (including related insurance policies and trusts) have been furnished to TCG, along with copies of any employee handbooks or similar documents describing such Employee Plans and Compensation Arrangements. Any unwritten Employee Plans or Compensation Arrangements also are listed in Schedule 2.14(a), and complete descriptions have been furnished to TCG. Except as disclosed in
Schedule 2.14(a), neither ACC nor any ERISA Affiliate is a party to and does not have in effect or to become effective after the date of this Agreement any plan, arrangement or other scheme which will become an Employee Plan or Compensation Arrangement (including, but not limited to, any bonus, cash or deferred compensation, severance, medical, pension, profit sharing or thrift, stock option, employee stock ownership, life or group insurance, death benefit, vacation, sick leave, disability or trust agreement or arrangement), or any amendment to an Employee Plan or Compensation Arrangement.

  (b) ACC has furnished to TCG (i) the Forms 5500 filed for each of the Employee Plans (including all attachments and schedules), (ii) the actuarial reports, summaries of material modifications, summary annual reports, and any governmental filings, relating to the Employee Plans for the last three plan years, and (iii) the current summary plan description of each Employee Plan.

  (c) Each Employee Plan and Compensation Arrangement has been administered in compliance with its own terms and in material compliance with the provisions of ERISA, the Code, the Age Discrimination in Employment Act and any other applicable Federal or state Laws.

  (d) Neither ACC nor any ERISA Affiliate is contributing to, is required to contribute to, or has contributed within the last six (6) years to, any Multiemployer Plan, and neither ACC nor any ERISA Affiliate has incurred within the last six (6) years, or reasonably expects to incur, any "withdrawal liability," as defined under Section 4201 et seq. of ERISA. Neither ACC nor any ERISA Affiliate (i) is sponsoring, administering or contributing to, (ii) is required to contribute to, or (iii) has sponsored, administered or contributed within the last six (6) years to, any Employee Plan subject to Title IV of ERISA.

  (e) Each Employee Plan intended to be tax-qualified under Code Section 401(a) satisfies, and at all times has satisfied, all minimum coverage and minimum participation requirements, if any, imposed on such Employee Plan by the applicable terms of the Code and ERISA.

  (f) ACC is not aware of the existence of any governmental inspection, investigation, audit or examination of any Employee Plan or Compensation Arrangement or of any facts which would lead it to believe that any such governmental inspection, investigation, audit or examination is pending or threatened. There exists no action, suit or claim (other than routine claims for benefits) with respect to any Employee Plan or Compensation Arrangement pending or, to the knowledge of ACC, threatened against any of such plan or arrangement, and ACC possesses no knowledge of any facts which could give rise to any such action, suit or claim.

  (g) Except as described in Schedule 2.14(g), neither ACC nor any ERISA Affiliate sponsors, maintains or contributes to any Employee Plan or Compensation Arrangement that provides medical or death benefit coverage to former employees of ACC or any of its subsidiaries, except to the extent required by Section 4980B of the Code. Schedule 2.14(g) lists each former employee of ACC or its subsidiaries eligible for a benefit, if any, described in the preceding sentence.

  (h) Except as described in Schedule 2.14(h), with respect to each Employee Plan and, to the extent applicable, each Compensation Arrangement: (i) each Employee Plan that is intended to be tax-qualified under Code Section 401(a), and each amendment to such a plan is the subject of a favorable determination letter, and no amendment that is not the subject of a favorable determination letter would affect the validity of an Employee Plan's letter; (ii) no condition or event exists or is expected to occur that could subject, directly or indirectly, ACC or any ERISA Affiliate to any liability, contingent or otherwise, or to the imposition of any lien on the assets of ACC or any ERISA Affiliate under the Code or ERISA, whether to the Pension Benefit Guaranty Corporation, the Internal Revenue Service, or any other person which could reasonably be expected to have an ACC Material Adverse Effect; (iii) no prohibited transaction, within the definition of Section 4975 of the Code or Title 1, Part 4 of ERISA, has occurred which would subject ACC or any ERISA Affiliate to any liability which could reasonably be expected to have an ACC Material Adverse Effect; and
(iv) all contributions, premiums or payments accrued, in whole or in part, under each Employee Plan or Compensation Arrangement or with respect thereto as of the Closing will be paid by ACC, on or prior to Closing or, if later, within the time period permitted by ERISA and the Code which could reasonably be expected to have an ACC Material Adverse Effect.

  (i) Schedule 2.14(i) contains a complete and accurate list of all qualified beneficiaries, as defined under Section 4980B(g)(1) of the Code, under any Employee Plan as of the date of this Agreement (including qualified beneficiaries who are in the election period for continuation coverage but who have not yet elected continuation coverage), the date of the applicable qualifying event and the nature of the qualifying event relating to the duration of such coverage. Neither ACC nor any ERISA Affiliate has failed to provide continuation coverage as required by Section 4980B(f) of the Code. ACC shall provide to TCG at Closing an updated list of the qualified beneficiaries, as described above, as of the Effective Time.

  (j) For purposes of this Agreement, the following terms shall have the meaning indicated: (i) "Employee Plan" shall mean any retirement or welfare plan or arrangement or any other employee benefit plan as defined in Section 3(3) of ERISA to which ACC or any ERISA Affiliate contribute or to which ACC or any ERISA Affiliate sponsor, maintain or otherwise are bound; (ii) "Compensation Arrangement" shall mean any plan or compensation arrangement other than an Employee Plan, whether written or unwritten, which provides to employees, former employees, officers, directors and shareholders of ACC or any ERISA Affiliate any compensation or other benefits, whether deferred or not, in excess of base salary or wages, including, but not limited to, any bonus or incentive plan, stock rights plan, deferred compensation arrangement, life insurance, stock purchase plan, severance pay plan and any other employee fringe benefit plan; (iii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, any successor thereto and any regulations promulgated thereunder; (iv) "Multiemployer Plan" means a plan, as defined in ERISA Section 3(37), to which ACC or any ERISA Affiliate has contributed, is contributing or is required to contribute; and (v) "ERISA Affiliate" shall mean any trade or business related to ACC under the terms of Section s 414(b),
(c), (m) or (o) of the Code.

  (k) Except as disclosed on Schedule 2.14(k), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, alone or in conjunction with another event, including but not limited, a termination of any individual's employment, will (i) result in any material payment (including, without limitation, severance, or unemployment compensation) becoming due to any director or employee of ACC or its subsidiaries; (ii) result in the acceleration of vesting under any Employee Plan or Compensation Arrangement; or (iii) materially increase any benefits otherwise payable under any Employee Plan; and any such payment or increase in benefits is fully deductible under the Code, including but not limited to Code Section s 162, 280G and 404.

  2.15 Taxes and Returns.

  (a) Except as disclosed in Schedule 2.15 attached hereto, ACC and each of its subsidiaries has timely filed, or caused to be timely filed all income Tax Returns and all material other Tax Returns required to be filed by it, and all such Tax Returns were correct and complete in all material respects. ACC and each of its subsidiaries has paid, collected or withheld, or caused to be paid, collected or withheld, all material amounts of Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the ACC Financial Statements have been established or which are being contested in good faith. Except as set forth in Schedule 2.15 attached hereto, there are no claims or assessments pending against ACC or any of its subsidiaries for any alleged deficiency in any Tax, and ACC has not been notified in writing of any proposed Tax claims or assessments against ACC or any of its subsidiaries (other than in each case, claims or assessments for which adequate reserves in the ACC Financial Statements have been established or which are being contested in good faith or are immaterial in amount). Except as set forth in Schedule 2.15 attached hereto, neither ACC nor any of its subsidiaries has any waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. Except as set forth in
Schedule 2.15 attached hereto, there are no outstanding requests by ACC or any of its subsidiaries for any extension of time within which to file any material Tax Return or within which to pay any material amounts of Taxes shown to be due on any return.

  (b) No consent under Section 341(f) of the Code has ever been filed with respect to ACC or any of its subsidiaries. Neither ACC nor any of its subsidiaries will be required to include any amount in its income or exclude any amount from its deductions in any taxable period ending after the Closing Date by reason of a change in method of accounting or use of the installment method of accounting in any taxable period ending on or prior to the Closing Date.

  (c) To the best knowledge of ACC, there are no liens for Taxes on the assets of ACC or any of its subsidiaries, except for statutory liens for current Taxes not yet due and payable.

  (d) For purposes of this Agreement, the term "Tax" shall mean any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty imposed by any Governmental Authority. The term "Tax Return" shall mean a report, return or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a governmental entity with respect to any Tax, including an information return, claim for refund, amended return or declaration or estimated Tax.

  2.16 Fairness Opinion. ACC's Board of Directors has received from the Financial Advisor, a written opinion addressed to it for inclusion in the Prospectus/Proxy Statement to the effect that the Exchange Ratio is fair to the holders of the shares of ACC Class A Common Stock from a financial point of view.

  2.17 Takeover Statutes. The Board of Directors of ACC has duly and validly approved and taken all corporate action required to be taken by the Board of Directors for the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, including, without limitation, all actions necessary to render the provisions of any applicable Takeover Statute (including, without limitation, Section 203 of the Delaware Code) inapplicable to this Agreement, the Merger and the transactions contemplated hereby and thereby. The Board of Directors of ACC has determined that it is advisable and in the best interest of ACC's stockholders for ACC to enter into a business combination with TCG upon the terms and subject to the conditions of this Agreement and has resolved to recommend that ACC's stockholders approve and adopt the ACC Proposals.

  2.18 No Undisclosed Liabilities. Except as set forth on Schedule 2.18, neither ACC nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) in the aggregate adequately provided for in ACC's audited balance sheet (including any related notes thereto) for the fiscal year ended December 31, 1996 included in ACC's 1996 Annual Report on Form 10-K (the "1996 Company Balance Sheet"), (b) incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected on the 1996 Company Balance Sheet, (c) incurred since December 31, 1996 in the ordinary course of business consistent with past practice, (d) incurred in connection with this Agreement,
(e) as set forth in the ACC Securities Filings filed with the SEC prior to the date hereof or (f) which do not constitute an ACC Material Adverse Effect.

  2.19 Title to Property. Except as set forth on Schedule 2.19, ACC and each of its subsidiaries have good and defensible title to all of their properties and assets, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, which do not constitute an ACC Material Adverse Effect.

  2.20 Intellectual Property. ACC, directly or indirectly, owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how and tangible or intangible proprietary information or material that are to the business of ACC and its subsidiaries as currently conducted by ACC or its subsidiaries (the "Intellectual

Property Rights"), except where the failure to own, license or possess such rights do not constitute an ACC Material Adverse Effect.

  2.21 Interested Party Transactions. Except as set forth on Schedule 2.21, since the date of ACC's proxy statement dated January 1, 1997, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

  2.22 Insurance. ACC maintains the fire and casualty, general liability, business interruption, product liability, professional liability and sprinkler and water damage insurance policies set forth on Schedule 2.22.

  2.23 Pooling Matters. Neither ACC nor any of its affiliates has taken or agreed to take any action that, to its knowledge, could reasonably be expected to adversely affect the ability of TCG to treat the Merger as a pooling of interests.

  2.24 Expenses. ACC has provided to TCG a good faith estimate and description of the expenses of ACC and its subsidiaries which ACC expects to incur, or has incurred, in connection with the transactions contemplated by this Agreement.

  2.25 Employees and Independent Contractors.

  (a) ACC and its subsidiaries have complied with all applicable laws, rules and regulations relating to the employment of labor, including, without limitation, those related to wages, hours, collective bargaining, occupational safety, discrimination, and the payment of social security and other payroll-related taxes, and it has not received any notice alleging that it has failed to comply with any of the foregoing, except where such noncompliance could not reasonably be expected to have an ACC Material Adverse Effect. Except as set forth on Schedule 2.25(a), there are no controversies, disputes or proceedings pending or, to the best of the ACC's knowledge and belief, threatened, between either ACC or any of its subsidiaries and any of its employees, including investigations of discrimination pending before the Equal Employment Opportunity Commission or any other governmental entities that could reasonably be expected to have an ACC Material Adverse Effect. Neither ACC nor any of its subsidiaries is party to or subject to any collective bargaining agreements. No labor union or other collective bargaining unit represents or, to the knowledge of ACC, claims to represent any of the employees of ACC or any of its subsidiaries. To the best of ACC's knowledge and belief, there is no union campaign threatened or being conducted to solicit cards from employees to authorize a union to request a National Labor Relations Board certification election with respect to any of the employees of ACC or any of its subsidiaries.

  (b) Except as described in Schedule 2.25(b), (i) no regulatory authority has asserted any claim against ACC or any of its subsidiaries challenging the characterization as an independent contractor that could reasonably be expected to have an ACC Material Adverse Effect, (ii) no such assertion is pending, or to ACC's knowledge, threatened, except any such assertion which could not reasonably be expected to have an ACC Material Adverse Effect, and
(iii) no liability exists or is pending or, to ACC's knowledge, threatened, which results from recharacterization of any independent contractor as an employee that could reasonably be expected to have an ACC Material Adverse Effect.

  (c) Except as set forth in Schedule 2.25(c), neither ACC nor any subsidiary of ACC has an employment agreement of any kind, oral or written, express or implied, that would require TCG to employ any employee of ACC, other than on an at will basis.

  2.26 Rights Plan. ACC has taken all necessary action so that none of the execution and delivery of this Agreement or the consummation of the Merger or any of the other transactions contemplated hereby will (i) cause the Rights (as such term is defined in the ACC Rights Agreement) issued pursuant to the ACC Rights Agreement to become exercisable, (ii) cause any person to become an Acquiring Person (as such term is defined in the ACC Rights Agreement) or
(iii) give rise to a Distribution Date (as such term is defined in the ACC Rights Agreement). For purposes hereof, the "ACC Rights Agreement" means the Rights Agreement dated as of October 3, 1997 by and between ACC and First Union National Bank as Rights Agent, as amended.

ARTICLE III REPRESENTATIONS, WARRANTIES AND CERTAIN COVENANTS OF TCG

  TCG represents, warrants and/or covenants to and with ACC as follows:

  3.1 Organization and Good Standing. TCG, Acquisition Subsidiary and each of the TCG Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate or partnership power and authority to own, lease and operate its properties and to carry on its business as now being conducted. TCG and each of the TCG Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not materially adversely affect the business, assets (including, but not limited to, intangible assets), financial condition, liabilities or the results of operations of TCG and its subsidiaries taken as a whole ("TCG Material Adverse Effect"). TCG has heretofore made available to ACC accurate and complete copies of the Articles of Incorporation and Bylaws, as currently in effect, of TCG. For purposes of this Agreement, the term "TCG Subsidiary" shall mean any "significant subsidiary" (as such term is defined in Rule 1-02 of Regulation S-X of the SEC) of TCG.

  3.2 Capitalization. As of the date hereof, the authorized capital stock of TCG consists of 450,000,000 shares of TCG Stock, 300,000,000 shares of Class B Common Stock, par value $.01 per share ("TCG Class B Common Stock"), and 150,000,000 shares of Preferred Stock ("TCG Preferred Stock"). As of November 14, 1997, 61,222,030 shares of TCG Stock, 113,489,040 shares of TCG Class B Common Stock and no shares of TCG Preferred Stock were issued and outstanding and no other capital stock of TCG was authorized or issued. All issued and outstanding shares of the TCG Stock and TCG Class B Common Stock are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable securities Laws. Except as set forth in the TCG Securities Filings (as hereinafter defined) or on
Schedule 3.2 attached hereto, or as otherwise contemplated by this Agreement, as of the date hereof there are no outstanding rights, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to any of the outstanding, authorized but unissued, unauthorized or treasury shares of the capital stock or any other security of TCG, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock or other security. Except as disclosed in the TCG Securities Filings, there are no restrictions upon the transfer of or otherwise pertaining to the securities (including, but not limited to, the ability to pay dividends thereon) or retained earnings of TCG and the TCG Subsidiaries or the ownership thereof other than those, if any, described on Schedule 3.2, those imposed by this Agreement or those imposed by the Securities Act, the Securities Exchange Act, applicable state securities Laws or applicable corporate Law.

  3.3 Authorization; Binding Agreement. TCG and Acquisition Subsidiary have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, the Merger, have been duly and validly authorized by the respective Boards of Directors of TCG and Acquisition Subsidiary, as appropriate, and by the sole stockholder of Acquisition Subsidiary, and no other corporate proceedings on the part of TCG, Acquisition Subsidiary or any TCG Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of TCG and Acquisition Subsidiary and, assuming due and valid execution and delivery by the other parties hereto, constitutes the legal, valid and binding agreement of TCG and Acquisition Subsidiary, enforceable against each of TCG and Acquisition Subsidiary in accordance with its terms, subject to the Enforceability Exceptions. No vote of the holders of any class of capital stock of TCG is required to approve the execution, delivery and performance of this Agreement by TCG.

  3.4 Governmental Approvals. No Consent from or with any Governmental Authority on the part of TCG or any of the TCG Subsidiaries is required in connection with the execution or delivery by TCG of this

Agreement or the consummation by TCG of the transactions contemplated hereby other than (i) the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the Delaware Code, (ii) filings with the SEC, state securities laws administrators and the NASD, (iii) Consents from the Federal Communications Commission, state public service or utility commissions (or comparable state Governmental Authorities) or foreign telephone administrations, (iv) filings under the HSR Act, and (v) those Consents that, if they were not obtained or made, do not or would not have a TCG Material Adverse Effect or materially and adversely affect the ability of TCG to perform its obligations set forth herein or to consummate the transactions contemplated hereby.

  3.5 No Violations. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the compliance by TCG with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Certificate and/or Articles of Incorporation or Bylaws or other governing instruments of TCG or any of the TCG Subsidiaries,
(ii) except as set forth on Schedule 3.5, require any consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any TCG Material Contract (as hereinafter defined), (iii) result in the creation or imposition of any lien or encumbrance of any kind upon any of the assets of TCG or any TCG Subsidiary, or (iv) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.4, above, contravene any Law currently in effect to which TCG or any TCG Subsidiary or its or any of their respective assets or properties are subject, except in the case of clauses (ii), (iii) and (iv), above, for any deviations from the foregoing which do not or would not have a TCG Material Adverse Effect. For purposes hereof, "TCG Material Contract" shall mean any material note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal that is required to be described in or filed as an exhibit to any TCG Securities Filing.

  3.6 Securities Filings and Litigation. TCG has made available to ACC true and complete copies of (i) its Annual Reports on Form 10-K, as amended, for the year ended December 31, 1996, as filed with the SEC, (ii) its proxy statements relating to all of the meetings of stockholders (whether annual or special) of TCG since July 2, 1996, as filed with the SEC, and (iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by TCG with the SEC since July 2, 1996. The reports and statements set forth in clauses (i) through (iii), above, and those subsequently provided or required to be provided pursuant to this Section, are referred to collectively as the "TCG Securities Filings"). As of their respective dates, or as of the date of the last amendment thereof, if amended after filing, none of the TCG Securities Filings (including all schedules thereto and disclosure documents incorporated by reference therein), contained or, as to TCG Securities Filings subsequent to the date hereof, will contain any untrue statement of a material fact or omitted or, as to TCG Securities Filings subsequent to the date hereof, will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the TCG Securities Filings at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied or, as to TCG Securities Filings subsequent to the date hereof, will comply in all material respects with the Securities Exchange Act or the Securities Act, as applicable. There is no Litigation pending or, to the knowledge of TCG, threatened against TCG or any of its subsidiaries, any officer, director, employee or agent thereof, in his or her capacity as such, or as a fiduciary with respect to any TCG Benefit Plan (as hereinafter defined) or otherwise relating to TCG or any of its subsidiaries or the securities of any of them, or any properties or rights of TCG or any of its subsidiaries or any TCG Benefit Plan which is required to be described in any TCG Securities Filing that is not so described. No event has occurred as a consequence of which TCG would be required to file a Current Report on Form 8-K pursuant to the requirements of the Securities Exchange Act as to which such a report has not been timely filed with the SEC. Any reports, statements and registration statements and amendments thereof (including, without limitation, Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by TCG with the SEC after the date hereof shall be provided to ACC on the date of such filing.

  3.7 TCG Financial Statements. The audited consolidated financial statements and unaudited interim financial statements of TCG included in the TCG Securities Filings (the "TCG Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and present fairly, in all material respects, the financial position of TCG and its subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments, any other adjustments described therein and the fact that certain information and notes have been condensed or omitted in accordance with the Securities Exchange Act.

  3.8 Absence of Certain Changes or Events. Except as set forth in the TCG Securities Filings or in Schedule 3.8, since December 31, 1996, there has not been: (a) any Event that has had or could reasonably be expected to have a TCG Material Adverse Effect, (b) any material change by TCG in its accounting methods, principles or practices, except as required by any change in generally accepted accounting principles, and (c) other than changes after the date hereof (which do not materially and adversely affect the ability of TCG to perform its obligations set forth herein or to consummate the transactions contemplated hereby), any amendments or changes to the Certificate of Incorporation or Bylaws of TCG.

  3.9 No Undisclosed Liabilities. Except as forth in Schedule 3.9, neither TCG nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) in the aggregate adequately provided for in TCG's audited balance sheet (including any related notes thereto) for the fiscal year ended December 31, 1996 included in TCG's 1996 Annual Report on Form 10-K (the "1996 TCG Balance Sheet"), (b)incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected on the 1996 TCG Balance Sheet, (c) incurred since December 31, 1996 in the ordinary course of business consistent with past practice, (d) incurred in connection with this Agreement, (e) which do not constitute a TCG Material Adverse Effect or (f) which do not materially and adversely affect the ability of TCG to perform its obligations set forth herein or to consummate the transactions contemplated hereby.

ARTICLE IV ADDITIONAL COVENANTS OF ACC

  ACC covenants and agrees as follows:

  4.1 Conduct of Business of ACC and ACC Subsidiaries. Except as expressly contemplated by this Agreement or set forth on Schedule 4.1, during the period from the date of this Agreement to the Effective Time, ACC shall conduct, and it shall cause its subsidiaries to conduct, its or their businesses in the ordinary course and consistent with past practice, subject to the limitations contained in this Agreement, and ACC shall, and it shall cause its subsidiaries to, use its or their commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with all persons with whom it does business. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, after the date of this Agreement and prior to the Effective Time, neither ACC nor any of its subsidiaries will, without the prior written consent of TCG:

    (i) amend or propose to amend its Certificate or Articles of Incorporation or Bylaws (or comparable governing instruments) in any material respect;

    (ii) issue, grant, sell, pledge, dispose of or propose to grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of ACC or any of its subsidiaries, including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of ACC or any of its subsidiaries, or authorize for issuance or propose to issue any of the foregoing except for options, except (A) for the issuance of shares of ACC Class A Common Stock pursuant to the exercise of stock options or stock incentive rights, (B) the conversion of convertible securities outstanding on the date of this Agreement in accordance with their present terms, (C) the issuance of shares of ACC Class A Common Stock in accordance with the terms of acquisitions approved by TCG and (D) the issuance and sale of shares of ACC Class A Common Stock purchased in respect of the calendar quarter ended December 31, 1997 pursuant to the ACC Corp. Employee Stock Purchase Plan;

    (iii) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to ACC or a subsidiary of ACC, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities;

    (iv) other than in the ordinary course of business consistent with past practice, (a) except in connection with a $50 million increase in the principal amount of the credit facility pursuant to the Amended and Restated Credit Agreement dated as of January 14, 1997 by and among ACC and certain of its subsidiaries as Borrower, ACC as Guarantor, First Union National Bank of North Carolina as Managing Agent and Administrative Agent, and Fleet National Bank, as Managing Agent and Documentation Agent, as it may have been amended through the date hereof (the "Credit Facility Increase"), create, incur or assume any debt or obligations in respect of capital leases, except refinancings of existing obligations on terms that are no less favorable to ACC or its subsidiaries than the existing terms;
  (b) except in connection with the Credit Facility Increase, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person; (c) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other person (other than to a subsidiary of ACC and customary travel, relocation or business advances to employees made in the ordinary course of business consistent with past practice), except for capital expenditures not to exceed $60 million pursuant to ACC's budget for fiscal year 1998, a copy of which has been provided to TCG by ACC prior to the date hereof; (d) acquire the stock or assets of, or merge or consolidate with, any other person other than transactions contemplated by agreements which have been executed and delivered by ACC as of the date hereof; provided that ACC will not amend, modify or waive any provision of any such agreement, or terminate any such agreement, without the prior written consent of TCG; (e) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise); or (f) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed material to ACC and its subsidiaries taken as a whole, other than to secure debt permitted under sub-clause (a) of this clause (iv);

    (v) other than as required by law or pursuant to the terms of agreements in effect on the date of this Agreement and in the ordinary course of business, consistent with past practice (a) increase in any manner the compensation paid to any of its officers in excess of 5% of the compensation of such officers for the prior year, (b) increase in any manner the compensation of any employees, other than officers, other than in the ordinary course, (c) enter into, establish, amend or terminate any employment or consulting agreement for a term of more than one year or for compensation in excess of $50,000, (d) enter into, establish, amend or terminate any retention, change in control, collective bargaining, bonus, incentive compensation, stock option, stock incentive right, stock purchase, severance, deferred compensation, non-qualified retirement or welfare plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, officer, director, other employee, agent, consultant or affiliate, (e) enter into, establish, terminate or materially amend any tax-qualified retirement plan or welfare plan (not including any severance plan) except as may be required by ERISA, or (f) permit the exercise of any stock option, or the payment of any taxes relating to the exercise of such options, by any means other than cash, except to the extent the optionee currently has the unrestricted right to exercise other than for cash pursuant to any Employee Plan or Compensation Arrangement; provided, however, with respect to all of the foregoing matters in this
  Section 4.1(v), TCG and ACC will consult with each other regarding any request made by ACC pertaining to such matters and TCG shall not unreasonably withhold its consent as to matters requested by ACC; and

    (vi) enter into any lease or amend any lease of real property other than in the ordinary course of business consistent with past practice.

  Furthermore, ACC covenants that from and after the date of this Agreement, unless TCG shall otherwise expressly consent in writing, ACC shall, and ACC shall cause each of its subsidiaries to, use its or their reasonable efforts to comply in all material respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all ACC Permits necessary for, or otherwise material to, such business.

  4.2 Notification of Certain Matters. ACC shall give prompt notice to TCG if any of the following occur after the date of this Agreement: (i) its receipt of any notice of, or other communication relating to, a default or Event which, with notice or lapse of time or both, would become a material default under any ACC Material Contract; (ii) its receipt of any notice or other communication in writing from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, provided that such Consent would have been required to have been disclosed in this Agreement; (iii) its receipt of any material notice or other communication from any Governmental Authority (including, but not limited to, the NASD or any securities exchange) in connection with the transactions contemplated by this Agreement; (iv) the occurrence of an Event which could reasonably be expected to have an ACC Material Adverse Effect; (v) the commencement or threat of any Litigation involving or affecting ACC or any of its subsidiaries, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer, in his or her capacity as such, of ACC or any of its subsidiaries which, if pending on the date hereof, would have been required to have been disclosed in this Agreement or which relates to the consummation of the Merger or any material development in connection with any Litigation disclosed by ACC in or pursuant to this Agreement or the ACC Securities Filings; and (vi) the occurrence of any Event that could cause a breach by ACC of any provision of this Agreement, including such a breach that could occur if such Event had taken place on or prior to the date of this Agreement.

  4.3 Access and Information. Between the date of this Agreement and the Effective Time, ACC and its subsidiaries will give, and shall direct their accountants and legal counsel to give, TCG, its lenders and their respective authorized representatives (including, without limitation, financial advisors, accountants and legal counsel) at all reasonable times access as reasonably requested to all offices and other facilities and to all contracts, agreements, commitments, books and records (including, but not limited to, Tax Returns) of or pertaining to ACC and its subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers promptly to furnish TCG with (a) such financial and operating data and other information with respect to the business and properties of ACC and its subsidiaries as TCG may from time to time reasonably request, and (b) a copy of each material report, schedule and other document filed or received by ACC or any of its subsidiaries pursuant to the requirements of applicable securities Laws or the NASD. ACC shall, upon request, furnish TCG with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement or any other statement, filing, notice or application made by or on behalf of TCG, ACC or Acquisition Subsidiary or any of their respective subsidiaries to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement.

  4.4 Stockholder Approval. As soon as practicable, ACC will take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving the ACC Proposals and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby. Except as otherwise contemplated by this Agreement (including, without limitation, Section 4.8 hereof), the Board of Directors of ACC (i) will recommend to the stockholders of ACC that it approves the ACC Proposals, and (ii) will use its commercially reasonable efforts to obtain any necessary approval by ACC's stockholders of the ACC Proposals, including, without limitation, voting the shares of ACC Class A Common Stock held by such Directors for such adoption and approval.

  4.5 Commercially Reasonable Efforts. Subject to the terms and conditions herein provided, ACC agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and the transactions contemplated by this Agreement including, but not limited to (i) obtaining the Consent of ACC's lenders and others to this Agreement and the transactions contemplated hereby,
(ii) the defending of any Litigation against ACC or any of its subsidiaries challenging this Agreement or the consummation of the transactions contemplated hereby, (iii) obtaining all Consents from Governmental Authorities required for the consummation of the Merger and the transactions contemplated thereby, and (iv) timely making all necessary filings under the HSR Act. Upon the terms and subject to the conditions hereof,

ACC agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the other conditions of the Closing set forth herein.

  4.6 Public Announcements. So long as this Agreement is in effect, ACC shall not, and shall cause its affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Merger, the ACC Proposals or the transactions contemplated hereby or thereby without the consent of TCG, except where such release or announcement is required by applicable Law or pursuant to any applicable listing agreement with, or rules or regulations of, the NASD, in which case ACC, prior to making such announcement, shall consult with TCG regarding the same.

  4.7 Compliance. In consummating the Merger and the transactions contemplated hereby, ACC shall comply in all material respects with the provisions of the Securities Exchange Act and the Securities Act and shall comply, and cause its subsidiaries to comply or to be in compliance, in all material respects, with all other applicable Laws.

  4.8 No Solicitation.

  (a) ACC shall, and shall direct and use commercially reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an ACC Takeover Proposal (as hereinafter defined). ACC shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, including, without limitation, any amendment, modification or termination, or any agreement to do any of the foregoing, to the ACC Rights Plan or any redemption of the Rights, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any ACC Takeover Proposal or (ii) participate in any discussions or negotiations regarding any ACC Takeover Proposal; provided, however, that if, at any time prior to the time of the ACC Stockholders Meeting, the Board of Directors of ACC determines in good faith, upon advice from outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to ACC's stockholders under applicable law, ACC may, in response to an ACC Takeover Proposal or material modification to an ACC Takeover Proposal, which ACC Takeover Proposal or material modification was made after the date hereof and was not solicited after the date hereof, and subject to compliance with
Section 4.8(c), (x) furnish information with respect to ACC to any person pursuant to a confidentiality agreement, which either was executed prior to the date hereof or is substantially similar to the Confidentiality Agreement dated as of November 13, 1997 by and between ACC and TCG and (y) participate in negotiations regarding such ACC Takeover Proposal or material modification made after the date hereof. "ACC Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 15% or more of the assets of ACC and its subsidiaries or 15% or more of any class of equity securities of ACC or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of ACC or any of its subsidiaries, any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving ACC or any of its subsidiaries (other than the transactions contemplated by this Agreement) or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would reasonably be expected to diminish materially the benefits to TCG of the transactions contemplated by this Agreement.

  (b) Except as set forth in this Section 4.8, neither the Board of Directors of ACC nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to TCG, or take any action not explicitly permitted by this Agreement that would be inconsistent with, the approval or recommendation by such Board of Directors or such committee of the ACC Proposals, (ii) approve or recommend, or propose publicly to approve or recommend, any ACC Takeover Proposal or (iii) cause ACC to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an

"ACC Acquisition Agreement") related to any ACC Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the time of the ACC Stockholders Meeting, the Board of Directors of ACC determines in good faith, after receipt of advice from outside counsel, that it is necessary to do so in order to comply with applicable law, the Board of Directors of ACC may (subject to this and the following sentences) (x) withdraw or modify its approval or recommendation of the ACC Proposals or (y) approve or recommend an ACC Superior Proposal (as defined below) or, subject to payment of any Termination Fee (as hereinafter defined) then required pursuant to Section 7.2(b), terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause ACC to enter into any ACC Acquisition Agreement with respect to any ACC Superior Proposal), but in each of the cases set forth in this clause (y), only at a time that is after the third (3rd) day following TCG's receipt of written notice advising TCG that the Board of Directors of ACC has received an ACC Superior Proposal, specifying the material terms and conditions of such ACC Superior Proposal and identifying the person making such ACC Superior Proposal; provided, however, that if the Board of Directors of ACC determines in good faith, upon advice from outside counsel, that in order to comply with its fiduciary duties to ACC's stockholders under applicable law it cannot specify such material terms and conditions or identify the person making the ACC Superior Proposal, then such notice may omit to specify such material terms and conditions or identify the person to the extent so required. ACC hereby acknowledges and agrees that any such withdrawal or modification of the recommendation of the ACC Proposals shall not change the approval of the Board of Directors of ACC for purposes of causing Section 203 of the Delaware Code to be inapplicable to this Agreement and the transactions contemplated hereby. For purposes of this Agreement, an "ACC Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 15% of the voting power of the shares of ACC Class A Common Stock then outstanding or all or substantially all the assets of ACC and otherwise on terms which the Board of Directors of ACC determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be materially more favorable to ACC's stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of ACC, is reasonably capable of being financed by such third party.

  (c) In addition to the obligations of ACC set forth in paragraphs (a) and
(b) of this Section 4.8, ACC shall immediately advise TCG orally and in writing of any request by any person for information about ACC or of any ACC Takeover Proposal, the material terms and conditions of such request or ACC Takeover Proposal and the identity of the person making such request or ACC Takeover Proposal; provided, however, that if the Board of Directors of ACC determines in good faith, upon advice from outside counsel, that in order to comply with its fiduciary duties to ACC's stockholders under applicable law it cannot specify such material terms and conditions or identify the person making the ACC Superior Proposal, then such notice may omit to specify such material terms and conditions or to identify the person to the extent so required.

  (d) Nothing contained in this Section 4.8 shall prohibit ACC from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Securities Exchange Act or from making any disclosure to ACC's stockholders if, in the good faith judgment of the Board of Directors of ACC, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable law; provided, however, neither ACC nor its Board of Directors nor any committee thereof shall, except as permitted by Section 4.8(b), withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the ACC Proposals or approve or recommend, or propose publicly to approve or recommend, an ACC Takeover Proposal.

  4.9 SEC and Stockholder Filings. ACC shall send to TCG for review, before distribution to its stockholders, the SEC or any state or foreign securities commission, copies of all material public reports and materials and, promptly upon distribution thereof, copies of all such reports and materials as so distributed.

  4.10 Tax Opinion Certification. ACC shall execute and deliver a certificate, in a form satisfactory to the counsel of both ACC and TCG, signed by an officer of ACC setting forth factual representations and covenants that will serve as a basis for the tax opinions required pursuant to Section 6.3.7 of this Agreement.

  4.11 Affiliate Agreements. ACC shall use commercially reasonable efforts to ensure that each person who is or may be an "affiliate" of ACC within the meaning of Rule 145 promulgated under the Securities Act shall enter into an agreement in the form attached hereto as Schedule 4.11 as soon as practicable after the date hereof.

  4.12 Takeover Statutes. If any "fair price," "moratorium," "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal laws in the United States, including, without limitation,
Section 203 of the Delaware Code (each, a "Takeover Statute" and, collectively, "Takeover Statutes"), is or may become applicable to the Merger, the ACC Proposals or the transactions contemplated hereby and thereby, ACC and the members of its Board of Directors will grant such approvals, and take such actions, as are necessary so that the transactions contemplated by this Agreement and the ACC Proposals may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated hereby or thereby.

  4.13 Pooling Accounting Treatment. ACC agrees not to take any action that to its knowledge could reasonably be expected to adversely affect the ability of TCG to treat the Merger as a pooling of interests, and ACC agrees to take such action as may be reasonably required to negate the impact of any past actions which to its knowledge could reasonably be expected to adversely impact the ability of TCG to treat the Merger as a pooling of interests.

ARTICLE V ADDITIONAL COVENANTS OF TCG

  5.1 Access and Information. Between the date of this Agreement and the Effective Time, TCG and its subsidiaries will give, and shall direct their respective accountants and legal counsel to give ACC, and its authorized representatives (including, without limitation, its lenders, financial advisors, accountants and legal counsel) at all reasonable times access as reasonably requested to all offices and other facilities and to all contracts, agreements, commitments, books and records (including, but not limited to, Tax Returns) of or pertaining to TCG and its subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers promptly to furnish ACC with (a) such financial and operating data and other information with respect to the business and properties of TCG and its subsidiaries as ACC may from time to time reasonably request, and (b) a copy of each material report, schedule and other document filed or received by TCG or any of its subsidiaries pursuant to the requirements of applicable securities Laws or the NASD.

  5.2 Employee Matters.

  (a) On and after the Effective Time TCG agrees that employees of ACC and its subsidiaries prior to the Effective Time who are employees of the Surviving Corporation or its subsidiaries shall be provided with and permitted to participate in all Employee Plans and Compensation Arrangements provided to similarly situated employees of TCG and/or its subsidiaries, which Employee Plans and Compensation Arrangements may, in TCG's sole discretion, include Employee Plans and Compensation Arrangements of ACC. For purposes of eligibility to participate in and vesting in benefits provided under such Employee Plans and Compensation Arrangements, and for determining benefits or accruals under such Employee Plans and Compensation Arrangements, all employees of ACC and its subsidiaries prior to the Effective Time who become employees of the Surviving Corporation or its subsidiaries, shall be credited with their years of service with ACC and its subsidiaries prior to the Effective Time to the same extent as credited by ACC under the Employee Plans and Compensation Arrangements of ACC and to the extent permitted under applicable law.

  (b) TCG acknowledges and agrees that, pursuant to the terms thereof on the date of this Agreement, the vesting of all outstanding ACC Options and warrants or arrangements to acquire capital stock of ACC as set forth on the Schedules to this Agreement and all ACC SIRs shall accelerate immediately upon the Effective Time.

  5.3 Commercially Reasonable Efforts.

  (a) Subject to the terms and conditions herein provided, TCG agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and the transactions contemplated by this Agreement including, but not limited to (i) obtaining all Consents from Governmental Authorities required for the consummation of the Merger and the transactions contemplated thereby,
(ii) timely making all necessary filings under the HSR Act and (iii) causing the shares of TCG Stock comprising the Merger Consideration to be approved for listing on the Nasdaq as promptly as practicable. Upon the terms and subject to the conditions hereof, TCG agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the other conditions of the Closing set forth herein.

  (b) Notwithstanding anything to the contrary contained in this Agreement, TCG shall not be required to agree to any prohibition, limitation or other requirements that would (i) prohibit or limit the ownership or operation by TCG or any of its subsidiaries or affiliates of any material portion of the business or assets of TCG or any of such subsidiaries or affiliates, or compel TCG or any of its subsidiaries or affiliates to dispose of or hold separate any material portion of its business or assets or any of its subsidiaries or affiliates, (ii) impose limitations on TCG's ability to acquire or hold, or exercise full rights of ownership of, any shares of capital stock, including, without limitation, the right to vote any capital stock on all matters properly presented to stockholders, (iii) prohibit TCG or any of its subsidiaries or affiliates from effectively controlling in any material respect the business or operations of TCG or any of its subsidiaries or affiliates, or (iv) otherwise materially adversely affect TCG or any of its subsidiaries or affiliates. For purposes hereof, "subsidiaries" or "affiliates" TCG shall include, without limitation, ACC or any of its subsidiaries or affiliates from and after the Effective Time.

  5.4 Public Announcements. So long as this Agreement is in effect, TCG shall not, and shall cause its affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Merger, the ACC Proposals or the transactions contemplated hereby or thereby without the consent of ACC, except as may be required by the Securities Act in connection with the offer and sale of any securities by TCG or where such release or announcement is required by applicable Law or pursuant to any applicable listing agreement with, or rules or regulations of, the NASD, in which case TCG, prior to making such announcement, will consult with ACC regarding the same.

  5.5 Compliance. In consummating the Merger and the transactions contemplated hereby, TCG shall comply in all material respects with the provisions of the Securities Exchange Act and the Securities Act and shall comply, and/or cause its subsidiaries to comply or to be in compliance, in all material respects, with all other applicable Laws.

  5.6 SEC and Stockholder Filings. TCG shall send to ACC a copy of all material public reports and materials as and when it sends the same to its stockholders, the SEC or any state or foreign securities commission.

  5.7 Indemnification. The indemnification provisions of the By-laws and the Certificate of Incorporation of the Surviving Corporation shall not be amended, repealed or otherwise modified for a period of six years after the Closing Date in any manner that would adversely affect the rights thereunder of individuals who immediately prior to the Closing Date were directors, officers, agents or employees of ACC unless otherwise required by applicable Law. From and after the Effective Time, TCG and the Surviving Corporation shall jointly and severally indemnify, defend and hold harmless the directors, officers and agents of ACC as provided in ACC's Certificate of Incorporation, By-Laws or indemnification agreements, as in effect as of the date hereof, with respect to matters occurring through the Closing Date. To the extent available, TCG agrees to cause the Surviving Corporation to maintain in effect for not less than three years after the Closing Date policies of directors' and officers' liability insurance comparable to those maintained by ACC with carriers comparable to ACC's existing carriers and containing terms and conditions which are no less advantageous in any material respect to the officers, directors and employees of ACC; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of two times the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

  5.8 Affiliate Agreements. TCG shall use commercially reasonable efforts to ensure that each person who is or may be an "affiliate" of TCG within the meaning of Rule 145 promulgated under the Securities Act shall enter into an agreement in the form attached hereto as Schedule 5.8 as soon as practicable after the date hereof.

  5.9 Negative Covenants. Between the date of this Agreement and the Effective Time, TCG shall not declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its equity securities or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its equity securities, other than any such action which would result in an adjustment to the Merger Consideration pursuant to the last sentence of Section 1.3(a) or any such action pursuant to any employment agreement, Employee Plan or Compensation Arrangement.

  5.10 Preparation of Tax Returns. TCG shall prepare and file, or cause to be prepared and filed, in accordance with ACC's past custom and practice, all Tax Returns for ACC and its subsidiaries for all taxable periods ending on or prior to the Closing Date for which Tax Returns have not been filed prior to the Closing Date, and the Surviving Corporation shall pay all Taxes shown to be due on such Tax Returns.

  5.11 Tax Opinion Certification. TCG shall execute and deliver a certificate, in a form satisfactory to the counsel of both ACC and TCG, signed by an officer of TCG setting forth factual representations and covenants that will serve as a basis for the tax opinions required pursuant to Section 6.2.5 of this Agreement.

  5.12 Notification of Certain Matters. TCG shall give prompt notice to ACC if any of the following occur after the date of this Agreement: (i) its receipt of any material notice or other communication from any Governmental Authority (including, without limitation, the NASD or any securities exchange) in connection with the transactions contemplated by this Agreement, (ii) the occurrence of an Event which could reasonably be expected to have a TCG Material Adverse Effect; and (iii) the occurrence of any Event that could cause a breach by TCG of any provision of this Agreement, including such a breach that could occur if such Event had taken place on or prior to the date of this Agreement.

ARTICLE VI CONDITIONS

  6.1 Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

    6.1.1 Stockholder Approval. The ACC Proposals shall have been approved at or prior to the Effective Time by the requisite vote of the stockholders of ACC in accordance with the Delaware Code and the rules and regulations of the NASD.

    6.1.2 No Injunction or Action. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn by the Effective Time. ACC and TCG shall use their reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time.

    6.1.3 HSR Act. Any waiting period applicable to the Merger under the HSR Act shall have expired or earlier termination thereof shall have been granted and no action, suit, proceeding or investigation shall have been instituted by either the United States Department of Justice or the Federal Trade Commission to prevent the consummation of the transactions contemplated by this Agreement or to modify or amend such transactions in any material manner, or if any such action, suit, proceeding or investigation shall have been instituted, it shall have been withdrawn or a final judgment shall have been entered against such Department or Commission, as the case may be.

    6.1.4 Registration Statement. The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by any Governmental Authority.

    6.1.5 Quotation of TCG Stock. The shares of TCG Stock comprising the Merger Consideration shall have been approved for listing on the Nasdaq.

  6.2 Conditions to Obligations of ACC. The obligation of ACC to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by ACC:

    6.2.1 TCG Representations and Warranties. The representations and warranties of TCG contained in this Agreement that are modified by materiality or TCG Material Adverse Effect shall be true and correct in all respects and those that are not so modified shall be true and correct in all material respects, on the date hereof and as of the Effective Time as if made at the Effective Time, except to the extent a representation and warranty speaks as of a particular date, in which case such representation and warranty shall have been so true and correct as of such particular date.

    6.2.2 Performance by TCG. TCG shall have performed and complied with all of the covenants and agreements in all material respects and satisfied in all material respects all of the conditions required by this Agreement to be performed or complied with or satisfied by TCG at or prior to the Effective Time.

    6.2.3 [Intentionally Omitted]

    6.2.4 Certificates and Other Deliveries. TCG shall have delivered to ACC a certificate executed on its behalf by its President or another authorized officer to the effect that the conditions set forth in Subsections 6.2.1 and 6.2.2 above, have been satisfied.

    6.2.5 Tax Opinion. ACC shall have received an opinion from ACC's tax counsel substantially to the effect that, if the Merger is consummated in accordance with the provisions of this Agreement, under current law, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

  6.3 Conditions to Obligations of TCG. The obligations of TCG to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by TCG:

    6.3.1 ACC Representations and Warranties. The representations and warranties of ACC contained in this Agreement that are modified by materiality or ACC Material Adverse Effect shall be true and correct in all respects, and those that are not so modified shall be true and correct in all material respects, on the date hereof and as of the Effective Time as if made at the Effective Time, except to the extent a representation and warranty speaks as of a particular date, in which case such representation and warranty shall have been so true and correct as of such particular date.

    6.3.2 Performance by ACC. ACC shall have performed and complied with all the covenants and agreements in all material respects and satisfied in all material respects all the conditions required by this Agreement to be performed or complied with or satisfied by ACC at or prior to the Effective Time.

    6.3.3 [Intentionally Omitted]

    6.3.4 Governmental Approvals. All Consents of any Governmental Authority required for the consummation of the Merger and the transactions contemplated by this Agreement shall have been obtained by Final Order (as hereafter defined), except as may be waived by TCG or those Consents the failure of which to be obtained will not materially adversely affect the business, assets (including, but not limited to, intangible assets), financial condition, liabilities or the results of operations of the Surviving Corporation and its subsidiaries taken as a whole ("Surviving Corporation Material Adverse Effect") and such Consents shall not contain any Restrictive Provision. The term "Final Order" with respect to any Consent of a Governmental Authority shall mean an action by the appropriate Governmental Authority as to which: (i) no request for stay by such Governmental Authority of the action is pending, no such stay is in effect, and, if any deadline for filing any such request is designated by statute or regulation, it has passed; (ii) no petition for rehearing or reconsideration of the action is pending before such Governmental Authority, and no appeal or comparable administrative remedy with such or any other Governmental Authority is pending before such Governmental Authority, and the time for filing any such petition, appeal or administrative remedy has passed; (iii) such Governmental Authority does not have the action under reconsideration on its own motion and the time for such reconsideration has passed; and (iv) no appeal to a court, or request for stay by a court, of the Governmental Authority action is pending or in effect, and if any deadline for filing any such appeal or request is designated by statute or rule, it has passed. The term "Restrictive Provision" shall mean any prohibition, limitation or other requirements that could reasonably be expected to have a Surviving Corporation Material Adverse Effect.

    6.3.5 Certificates and Other Deliveries. ACC shall have delivered, or caused to be delivered, to TCG a certificate executed on its behalf by its President or another duly authorized officer to the effect that the conditions set forth in Subsections 6.3.1 and 6.3.2 above, have been satisfied.

    6.3.6 Opinion of ACC Counsel. TCG shall have received the opinion of special telecommunications counsel to ACC, in form and substance reasonably satisfactory to TCG and customary for similar transactions in such jurisdictions, covering regulatory matters in the Federal Republic of Germany, the United Kingdom, Canada, Massachusetts, New York, the United States and any other national or state jurisdiction in which ACC owns, leases or operates one or more telecommunications switching devices.

    6.3.7 Tax Opinion. TCG shall have received an opinion from TCG's tax counsel substantially to the effect that, if the Merger is consummated in accordance with the provisions of this Agreement, under current law, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE VII TERMINATION AND ABANDONMENT

  7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the stockholders of ACC and TCG described herein:

    (a) by mutual written consent of TCG and ACC;

    (b) by either TCG or ACC if:

      (i) the Merger shall not have been consummated on or prior to the first anniversary of the date hereof; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of any of its representations, warranties, covenants or other agreements under this Agreement or failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

      (ii) the approval of ACC's stockholders required by Section 6.1.1 shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof (the "ACC Stockholders Meeting"); or

      (iii) any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such order, decree or ruling or other action shall have become final and nonappealable;

    (c) by TCG, if:

      (i) ACC shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 20 days after the giving of written notice thereof to ACC;

      (ii) Section 4.8 shall be breached by ACC in any material respect and ACC shall have failed to promptly terminate the activity giving rise to such breach and use commercially reasonable best efforts to cure such breach upon notice thereof from TCG, or ACC shall breach Section 4.8 by failing to promptly notify TCG as required thereunder;

      (iii) (A) the Board of Directors of ACC or any committee thereof shall have withdrawn or modified in a manner adverse to TCG its approval or recommendation of the ACC Proposals, or approved or recommended any ACC Takeover Proposal or (B) the Board of Directors of ACC or any committee thereof shall have resolved to take any of the foregoing actions; or

      (iv) Any person (other than TCG or any of its affiliates or associates) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act), or any "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act) (other than a group of which TCG or any of its affiliates or associates is a member) shall have been formed which beneficially owns, 10% or more of the voting power of ACC; or

    (d) by ACC:

      (i) if TCG shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 20 days after the giving of written notice thereof to TCG; or

      (ii) prior to the time of the ACC Stockholders Meeting, in accordance with Section 4.8(b), provided that it has complied with all provisions thereof, including the notice provisions therein, and that it complies with applicable requirements relating to the payment (including the timing of any payment) of the Termination Fee.

  The party desiring to terminate this Agreement pursuant to the preceding paragraphs (b), (c)(i), (c)(ii), (c)(iii), (c)(iv), (d)(i) or (d)(ii) shall give written notice of such termination to the other party in accordance with
Section 8.5 below.

  7.2 Effect of Termination and Abandonment.

  (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement (other than as set forth in this Section 7.2, Section 7.3, Section 8.1 and Section 8.7) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal or financial advisors or other representatives); provided, however, that no such termination shall relieve any party hereto from any liability for any breach of this Agreement.

  (b) In the event that this Agreement (i) is terminated by TCG pursuant to
Section 7.1(c)(i) or 7.1.(c)(ii) or by TCG or ACC pursuant to Section 7.1(b)(ii), and (ii) a bona fide ACC Takeover Proposal shall have been made known to ACC or any of its subsidiaries or made known to its stockholders generally or publicly announced or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide ACC Takeover Proposal, in each case before any such termination, and such ACC Takeover Proposal shall have been consummated or an agreement with respect to such ACC Takeover Proposal (whether or not binding) shall have been executed by ACC within twelve (12) months of the date of such termination, then ACC shall, on the date such ACC Takeover Proposal is consummated, pay TCG a fee equal to Thirty Two Million Five Hundred Thousand Dollars ($32,500,000) (the "Termination Fee"), payable by wire transfer of same day funds. In the event that this Agreement is terminated by TCG pursuant to Section 7.1(c)(iii), then ACC shall pay TCG the Termination Fee, payable by wire transfer of same day funds, within one (1) business day of the date of such termination. In the event that this Agreement is terminated by ACC pursuant to Section 7.1(d)(ii), then ACC shall pay TCG the Termination Fee, by wire transfer of same day funds, concurrently with its notice of termination (and such termination shall not be effective until TCG shall have received such Termination Fee). In the event that the Termination Fee becomes due and payable by ACC to TCG pursuant to this Section 7.2(b), ACC shall promptly pay, upon TCG's request, all out-of-pocket charges and expenses incurred by TCG in connection with this Agreement and the transactions contemplated hereby in an amount not to exceed Seven Million Five Hundred Thousand Dollars ($7,500,000), which payments shall be credited against any Termination Fee that may subsequently become payable. ACC acknowledges that the agreements contained in this Section 7.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, TCG would not enter into this Agreement; accordingly, if ACC fails to promptly pay the amount due pursuant to this
Section 7.2(b), and, in order to obtain such payment, TCG commences a suit which results in a judgment against ACC for the Termination Fee set forth in this paragraph (b), ACC shall also pay to TCG its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

  7.3 Procedure Upon Termination. In the event of termination and abandonment pursuant to this Article VII, this Agreement shall terminate and the Merger shall be abandoned without further action by ACC or TCG, provided that the agreements contained in Sections 7.2, 8.1 and 8.7 hereof shall remain in full force and effect. If this Agreement is terminated as provided herein, each party shall use its reasonable best efforts to redeliver all documents, work papers and other material (including any copies thereof) of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same. Nothing contained in this Agreement shall relieve any party from any liability for any inaccuracy, misrepresentation or breach of this Agreement prior to termination.

ARTICLE VIII MISCELLANEOUS

  8.1 Confidentiality. Unless (i) otherwise expressly provided in this Agreement, (ii) required by applicable Law or any listing agreement with, or the rules and regulations of, any applicable securities exchange or the NASD,
(iii) necessary to secure any required Consents as to which the other party has been advised, or (iv) consented to in writing by TCG and ACC, any information or documents furnished in connection herewith shall be kept strictly confidential by ACC, TCG and their respective officers, directors, employees and agents. Prior to any disclosure pursuant to the preceding sentence, the party intending to make such disclosure shall consult with the other party regarding the nature and extent of the disclosure. Nothing contained herein shall preclude disclosures to the extent necessary to comply with accounting, SEC and other disclosure obligations imposed by applicable Law. To the extent required by such disclosure obligations, TCG or ACC, after consultation with the other party, may file with the SEC a Report on Form 8-K pursuant to the Securities Exchange Act with respect to the Merger, which report may include, among other things, financial statements and pro forma financial information with respect to the other party. Notwithstanding the foregoing, in connection with any filing with the SEC of a registration statement or amendment thereto under the Securities Act, including, without limitation, in connection with the offer and sale of any securities by TCG, ACC or TCG, after consultation with the other party, may include a prospectus containing any information required to be included therein describing the Merger, including, but not limited to, financial statements and pro forma financial information with respect to the other party, and thereafter distribute said prospectus. TCG and ACC shall cooperate with the other and provide such information and documents as may be required in connection with any such filings. In the event the Merger is not consummated, each party shall return to the other any documents furnished by the other and all copies thereof any of them may have made and will hold in absolute confidence any information obtained from the other party except to the extent (i) such party is required to disclose such information by Law or such disclosure is necessary or desirable in connection with the pursuit or defense of a claim,
(ii) such information was known by such party prior to such disclosure or was thereafter developed or obtained by such party independent of such disclosure, or (iii) such information becomes generally available to the public or is otherwise no longer confidential. Prior to any disclosure of information pursuant to the exception in clause (i) of the preceding sentence, the party intending to disclose the same shall so notify the party which provided the same in order that such party may seek a protective order or other appropriate remedy should it choose to do so.

  8.2 Amendment and Modification. To the extent permitted by applicable law, this Agreement may be amended, modified or supplemented only by a written agreement among ACC, TCG and Acquisition Subsidiary, whether before or after approval of this Agreement and the transactions contemplated hereby by the stockholders of ACC, Acquisition Subsidiary and TCG.

  8.3 Waiver of Compliance; Consents. Any failure of ACC on the one hand, or TCG on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by TCG on the one hand, or ACC on the other hand, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8.3.

  8.4 Survival of Representations and Warranties. The respective representations, warranties, covenants and agreements of ACC and TCG contained herein or in any certificates or other documents delivered prior to or at the Closing shall survive the execution and delivery of this Agreement, notwithstanding any investigation made or information obtained by the other party, but shall terminate at the Effective Time, except for those contained in Section 5.7 and except for the agreements delivered pursuant to Section
4.11 hereof.

  8.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or on the next business day when sent by overnight courier or on the second succeeding business day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (i) if to ACC, to:

     400 West Avenue
     Rochester, New York 14611
     Attention: Michael R. Daley
     Telecopy: (716) 987-3335

     with a copy to:

     Nixon, Hargrave, Devans & Doyle llp
     Clinton Square
     P.O. Box 1051
     Rochester, New York 14603
     Attention: James A. Locke, III, Esq.
     Telecopy: (716) 263-1600

     and

    (ii) if to TCG or Acquisition Subsidiary, to:

     429 Ridge Road
     Dayton, New Jersey 08810
     Attention: Chairman, President and CEO
     Telecopy: (732) 392-3600

     with copies to:

     Dow, Lohnes Albertson, PLLC
     1200 New Hampshire Avenue, N.W.
     Washington, D.C. 20036
     Attention: Timothy J. Kelley, Esq.
     Telecopy: (202) 776-2222

  8.6 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the Effective Time without the prior written consent of the other party hereto, except that Acquisition Subsidiary may assign to TCG or any other direct subsidiary of TCG any and all rights, interests and obligations of Acquisition Subsidiary under this Agreement; provided that any assignment by Acquisition Subsidiary of any or all of its rights, interests and obligations under this Agreement to TCG shall require that the Merger contemplated by this Agreement shall then be structured as a direct merger of ACC with and into TCG or any other structure approved by ACC.

  8.7 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, subject to the rights of such party contemplated under Section 7.2, above.

  8.8 Governing Law. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the internal laws of, the State of Delaware.

  8.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  8.10 Interpretation. The article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) the term "person" or "Person" shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity; (ii) the term "affiliate," with respect to any person, shall mean and include any person controlling, controlled by or under common control with such person; and (iii) the term "subsidiary" of any specified person shall mean any corporation 50 percent or more of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity 50 percent or more of the total equity interest of which, is directly or indirectly owned by such specified person.

  8.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including, but not limited to, the Schedules attached hereto, which Schedules are incorporated herein by reference, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. This Agreement and the documents or instruments referred to herein supersede all prior agreements and the understandings between the parties with respect to such subject matter.

  8.12 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.

  8.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

  8.14 Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

  8.15 Schedules. ACC and TCG acknowledge that the Schedules to this Agreement
(i) relate to certain matters concerning the disclosures required and transactions contemplated by this Agreement, (ii) are qualified in their entirety by reference to specific provisions of this Agreement, (iii) are not intended to constitute and shall not be construed as indicating that such matter is required to be disclosed, nor shall such disclosure be construed as an admission that such information is material with respect to ACC or TCG, as the case may be, except to the extent required by this Agreement, and (iv) disclosure of the information contained in one ACC or TCG Schedule shall be deemed as proper disclosure for all ACC or TCG Schedules, as the case may be.

  IN WITNESS WHEREOF, TCG, Acquisition Subsidiary and ACC have caused this Agreement to be signed and delivered by their respective duly authorized officers as of the date first above written.

                                          TELEPORT COMMUNICATIONS GROUP INC.

                                                   /s/ Robert Annunziata
                                          By: _________________________________
                                            Name:Robert Annunziata
                                            Title:Chairman, President and
                                            Chief Executive Officer

                                          TCG MERGER CO., INC.

                                                     /s/ Wayne G. Fox
                                          By: _________________________________
                                            Name:Wayne G. Fox
                                            Title:Treasurer

                                          ACC CORP.

                                                    /s/ David K. Laniak
                                          By: _________________________________
                                            Name:David K. Laniak
                                            Title:Chairman and Chief Executive
                                           Officer

                                                                     APPENDIX B

                              March 27, 1998

Board of Directors
ACC Corp.
400 West Avenue
Rochester, NY 14611

Members of the Board:

  We understand that ACC Corp. ("ACC" or the "Company"), Teleport Communications Group Inc. ("TCG"), and TCG Merger Co., Inc., a Delaware corporation and a wholly owned subsidiary of TCG ("MergerCo.") have entered into an Agreement and Plan of Merger dated as of November 26, 1997 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of MergerCo. with and into ACC. Pursuant to the Merger, ACC will become a wholly owned subsidiary of TCG, and each issued and outstanding share of Class A Common Stock, par value $0.015 per share, of ACC (the "ACC Stock"), other than shares held in treasury or by any wholly owned subsidiary of ACC, which will be cancelled, will be converted automatically into the right to receive a number of shares of the Class A Common Stock, par value $0.01 per share, of TCG (the "TCG Class A Common Stock") pursuant to the exchange ratio set forth in the Merger Agreement (the "Exchange Ratio"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the Exchange Ratio is fair from a financial point of view to holders of ACC Stock.

  For purposes of the opinion set forth herein, we have, among other things:

  (i) reviewed certain publicly available financial statements and other information of the Company and TCG respectively;

  (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by management of the Company;

  (iii) analyzed certain financial projections prepared by the management of the Company;

  (iv)   reviewed certain research analyst projections for the Company and TCG;

  (v) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  (vi) discussed the past and current operations and financial condition and the prospects of TCG with senior executives of TCG;

  (vii) reviewed the pro forma impact of the Merger on TCG's revenues, earnings per share and cash flow;

  (viii) reviewed the reported prices and trading activity for the ACC Stock and the TCG Class A Common Stock;

  (ix) compared the financial performance of the Company and TCG and the prices and trading activity of ACC Stock and the TCG Class A Common Stock with that of certain other comparable publicly traded companies and their securities;

  (x) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (xi) participated in discussions and negotiations among representatives of the Company and TCG and their respective financial and legal advisors;

  (xii)  reviewed the Merger Agreement and certain related documents;

  (xiii) reviewed the publicly available terms of the proposed merger between TCG and AT&T Corp. ("AT&T");

  (xiv)  reviewed certain research analyst projections for AT&T; and

  (xv) performed such other analyses and considered such other factors as we have deemed appropriate.

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and TCG. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or TCG, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and TCG and affiliates and have received fees for the rendering of these services.

  It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, Morgan Stanley & Co. Incorporated expresses no opinion or recommendation as to how the stockholders of the Company should vote at the stockholders' meeting held in connection with the Merger.

  Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio is fair from a financial point of view to holders of ACC Stock.

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated

                                                  /s/ Ian C.T. Pereira
                                          By: _________________________________
                                            Ian C.T. Pereira
                                            Managing Director

                                    PART II

            INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit. TCG's Amended Certificate of Incorporation contains a provision which eliminates the liability of directors to the extent permitted by Section 102(b)(7) of the DGCL.

  Reference is made to Section 145 of the DGCL, which provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. The Amended Certificate of Incorporation of TCG provides that TCG shall indemnify its directors and officers to the fullest extent permitted by Delaware law.

ITEM 21. EXHIBITS.

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
     2.1   Reorganization Agreement, dated as of April 18, 1996(1)
     2.2   Agreement and Plan of Merger, dated as of November 26, 1997, by and among Teleport Communications Group Inc., TCG Merger Co., Inc. and
           ACC Corp.(5)
     2.3   Agreement and Plan of Merger Among AT&T Corp., TA Merger Corp. and
           Teleport Communications Group Inc., dated as of January 8, 1998(6)
     3.1   Amended and Restated Certificate of Incorporation of TCG(1)
     3.2   Amended and Restated By-laws of TCG(1)
     4.1   Amended and Restated Stockholders' Agreement, dated June 26, 1996(1)
     4.2   Indenture between TCG and United States Trust Company of New York, as Trustee, relating to the 11 1/8% Senior Discount Notes due 2007 of TCG(1)
     4.3   Indenture between TCG and United States Trust Company of New York, as Trustee, relating to 9 7/8% Senior Notes due 2006 of TCG(1)
     4.4   Form of Stock Certificate for Teleport Communications Group Inc.
           Class A Common Stock(1)
           Form of Global Security for 11 1/8% Senior Discount Notes due 2007
     4.5   of TCG(1)
     4.6   Form of Global Security for 9 7/8% Senior Notes due 2006 of TCG(1)
    *5     Opinion of Dow, Lohnes & Albertson, PLLC (including consent)
    *8.1   Form of Opinion of Dow, Lohnes & Albertson, PLLC, counsel to TCG, as to certain tax matters (including consent)
    *8.2   Form of Opinion of Nixon, Hargrave, Devans & Doyle LLP, counsel to
           ACC, as to certain tax matters (including consent)
     9     Voting Agreement(6)
    10.1   New York Franchise Agreement, dated May 2, 1994, as amended(1)
    10.2   Participation Agreement, dated May 15, 1984(1)

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
    10.3   Agreement of Lease, dated May 15, 1984, as amended(1)
    10.4   Keepwell Agreement, dated June 7, 1984, as amended(1)
           Agreement of Lease with Teleport Associates, dated November 10,
    10.5   1987(1)
    10.6   Agreement of Sublease between Merrill Lynch/WFC/L, Inc. and TC
           Systems, Inc. dated January 30, 1990(1)
    10.7   Amended and Restated Loan Agreement, dated July 28, 1997(4)
    10.8   Teleport Communications Group Inc. 1993 Unit Appreciation Plan(1)
           Teleport Communications Group Inc. 1993 Stock Option Plan, as
    10.9   amended(1)
    10.10  Teleport Communications Group Inc. Employee Stock Purchase Plan(1)
    10.11  Deferred Compensation Plan of Teleport Communications Group Inc.(1)
           Make-up Plan of Teleport Communications Group Inc. for the
    10.12  Retirement Savings Plan(1)
    10.13  Teleport Communications Group Inc. 1996 Equity Incentive Plan(1)
           Robert Annunziata Employment Agreement, dated December 18, 1992, as
    10.14  amended(1)
           John A. Scarpati Employment Agreement, dated July 12, 1994, as
    10.15  amended(1)
           Robert C. Atkinson Employment Agreement, dated July 12, 1994, as
    10.16  amended(1)
           Stuart A. Mencher Employment Agreement, dated July 12, 1994, as
    10.17  amended(1)
           Alf T. Hansen Employment Agreement, dated July 12, 1994, as
    10.18  amended(1)
    10.19  Agreement among Teleport Communications Group Inc. and Comcast
           Corporation, dated April 18, 1996(1)
           First Amendment to the Teleport Communications Group Inc. 1993 Stock
    10.20  Option Plan(1)
           Second Amendment to the Teleport Communications Group Inc. 1993
    10.21  Stock Option Plan(1)
           First Amendment to the Teleport Communications Group Inc. 1996
    10.22  Equity Incentive Plan(1)
           Teleport Communications Group Inc. 1997 Employee Stock Purchase
    10.23  Plan(2)
           Teleport Communications Group Inc. Restricted Stock and Bonus
    10.24  Plan(3)
   *11     Computation of Loss Per Common Share
    21     Subsidiaries of TCG
   *23.1   Consent of Deloitte & Touche LLP
           Consent of Dow, Lohnes & Albertson, PLLC (contained in their opinion
   *23.2   in Exhibit 5)
   *23.3   Consent of Arthur Andersen LLP
    24     Power of Attorney (included on page II-5)
   *27     Financial Data Schedule
   *99.1   Form of Proxy
    99.2   Opinion of Morgan Stanley & Co., Incorporated (included as Appendix
           B to the Proxy Statement/Prospectus)

Footnotes:

  * Filed herewith.
(1) Incorporated by reference from TCG's Registration Statements on Form S-1, as amended (File Nos. 333-3850 and 333-3984).
(2) Incorporated by reference from TCG's Registration Statement on Form S-8 (File No. 333-30571).
(3) Incorporated by reference from TCG's Registration Statement on Form S-8 (File No. 333-30569).
(4) Incorporated by reference from TCG's Registration Statement on Form S-3, as amended (File No. 333-37597).

(5) Incorporated by reference from TCG's Periodic Report on Form 8-K, dated November 26, 1997.

(6) Incorporated by reference from TCG's Periodic Report on Form 8-K, dated January 8, 1998.

ITEM 22. UNDERTAKINGS.

  1. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

  2. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-4 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DAYTON, STATE OF NEW JERSEY, ON MARCH 27, 1998.

                                         Teleport Communications Group Inc.

                                                  /s/ Robert Annunziata
                                         By: __________________________________
                                           ROBERT ANNUNZIATA CHAIRMAN OF THE
                                           BOARD OF DIRECTORS, PRESIDENT AND
                                                CHIEF EXECUTIVE OFFICER




  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                      CAPACITY               DATE

                                       Chairman of the
     /s/ Robert Annunziata             Board of               March 27, 1998
------------------------------------   Directors,
         ROBERT ANNUNZIATA             President and
                                       Chief Executive
                                       Officer

        /s/ John A. Scarpati          Senior Vice
------------------------------------   President and          March 27, 1998
          JOHN A. SCARPATI             Chief Financial
                                       Officer (Principal
                                       Finance Officer)

                                      Vice President and
               *                       Controller             March 27, 1998
------------------------------------   (Principal
       MARIA TERRANOVA-EVANS           Accounting
                                       Officer)

                                            Director
               *                                              March 27, 1998
------------------------------------
          JAMES O. ROBBINS

                                            Director
               *                                              March 27, 1998
------------------------------------
           JOHN R. ALCHIN

              SIGNATURE                       CAPACITY               DATE

                                              Director
               *                                                March 27, 1998
-------------------------------------
           JOHN R. DILLON

                                              Director
               *                                                March 27, 1998
-------------------------------------
          GERALD W. GAINES

                                              Director
               *                                                March 27, 1998
-------------------------------------
          LAWRENCE S. SMITH

                                              Director
               *                                                March 27, 1998
-------------------------------------
          LARRY E. ROMRELL

                                              Director
               *                                                March 27, 1998
-------------------------------------
          DAVID M. WOODROW

                                              Director
               *                                                March 27, 1998
-------------------------------------
        JAMES BRUCE LLEWELLYN

                                              Director
               *                                                March 27, 1998
-------------------------------------
          C.B. ROGERS, JR.

                                              Director
               *                                                March 27, 1998
-------------------------------------
           JIMMY W. HAYES

                                              Director
               *                                                March 27, 1998
-------------------------------------
        BERNARD W. SCHOTTERS


                            *POWER OF ATTORNEY

  John A. Scarpati, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.



                                          By: /s/ John A. Scarpati
                                              -----------------------------
                                              (JOHN A. SCARPATI ATTORNEY-IN-
                                                        FACT)

                                 EXHIBIT INDEX

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
     2.1   Reorganization Agreement, dated as of April 18, 1996(1)
     2.2   Agreement and Plan of Merger, dated as of November 26, 1997, by and among Teleport Communications Group Inc., TCG Merger Co., Inc. and
           ACC Corp.(5)
     2.3   Agreement and Plan of Merger Among AT&T Corp., TA Merger Corp. and
           Teleport Communications Group Inc., dated as of January 8, 1998(6)
     3.1   Amended and Restated Certificate of Incorporation of TCG(1)
     3.2   Amended and Restated By-laws of TCG(1)
     4.1   Amended and Restated Stockholders' Agreement, dated June 26, 1996(1)
     4.2   Indenture between TCG and United States Trust Company of New York, as Trustee, relating to the 11 1/8% Senior Discount Notes due 2007 of TC(1)
     4.3   Indenture between TCG and United States Trust Company of New York, as Trustee, relating to 9 7/8% Senior Notes due 2006 of TCG(1)
     4.4   Form of Stock Certificate for Teleport Communications Group Inc.
           Class A Common Stock(1)
           Form of Global Security for 11 1/8% Senior Discount Notes due 2007
     4.5   of TCG(1)
     4.6   Form of Global Security for 9 7/8% Senior Notes due 2006 of TCG(1)
    *5     Opinion of Dow, Lohnes & Albertson, PLLC (including consent)
    *8.1   Form of Opinion of Dow, Lohnes & Albertson, PLLC, counsel to TCG, as to certain tax matters (including consent)
    *8.2   Opinion of Nixon, Hargrave, Devans & Doyle LLP, counsel to ACC, as to certain tax matters (including consent)
     9     Voting Agreement(6)
    10.1   New York Franchise Agreement, dated May 2, 1994, as amended(1)
    10.2   Participation Agreement, dated May 15, 1984(1)
    10.3   Agreement of Lease, dated May 15, 1984, as amended(1)
    10.4   Keepwell Agreement, dated June 7, 1984, as amended(1)
           Agreement of Lease with Teleport Associates, dated November 10,
    10.5   1987(1)
    10.6   Agreement of Sublease between Merrill Lynch/WFC/L, Inc. and TC
           Systems, Inc. dated January 30, 1990(1)
    10.7   Amended and Restated Loan Agreement, dated July 28, 1997(4)
    10.8   Teleport Communications Group Inc. 1993 Unit Appreciation Plan(1)
           Teleport Communications Group Inc. 1993 Stock Option Plan, as
    10.9   amended(1)
    10.10  Teleport Communications Group Inc. Employee Stock Purchase Plan(1)
    10.11  Deferred Compensation Plan of Teleport Communications Group Inc.(1)
           Make-up Plan of Teleport Communications Group Inc. for the
    10.12  Retirement Savings Plan(1)
    10.13  Teleport Communications Group Inc. 1996 Equity Incentive Plan(1)
           Robert Annunziata Employment Agreement, dated December 18, 1992, as
    10.14  amended(1)
           John A. Scarpati Employment Agreement, dated July 12, 1994, as
    10.15  amended(1)
           Robert C. Atkinson Employment Agreement, dated July 12, 1994, as
    10.16  amended(1)
           Stuart A. Mencher Employment Agreement, dated July 12, 1994, as
    10.17  amended(1)
           Alf T. Hansen Employment Agreement, dated July 12, 1994, as
    10.18  amended(1)
    10.19  Agreement among Teleport Communications Group Inc. and Comcast
           Corporation, dated April 18, 1996(1)
           First Amendment to the Teleport Communications Group Inc. 1993 Stock
    10.20  Option Plan(1)
           Second Amendment to the Teleport Communications Group Inc. 1993
    10.21  Stock Option Plan(1)
           First Amendment to the Teleport Communications Group Inc. 1996
    10.22  Equity Incentive Plan(1)
           Teleport Communications Group Inc. 1997 Employee Stock Purchase
    10.23  Plan(2)
           Teleport Communications Group Inc. Restricted Stock and Bonus
    10.24  Plan(3)
   *11     Computation of Loss Per Common Share
    21     Subsidiaries of the Registrant
   *23.1   Consent of Deloitte & Touche LLP

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
           Consent of Dow, Lohnes & Albertson, PLLC (contained in their opinion
   *23.2   in Exhibit 5)
   *23.3   Consent of Arthur Andersen LLP
    24     Power of Attorney (included on page II-5)
   *27     Financial Data Schedule
   *99.1   Form of Proxy
    99.2   Form of Opinion of Morgan Stanley & Co., Incorporated (included as
           Appendix B to the Proxy Statement/Prospectus)

  Footnotes:

   * Filed herewith.
  (1) Incorporated by reference from TCG's Registration Statements on Form S-1, as amended (File Nos. 333-3850 and 333-3984).
  (2) Incorporated by reference from TCG's Registration Statement on Form S-8 (File No. 333-30571).
  (3) Incorporated by reference from TCG's Registration Statement on Form S-8 (File No. 333-30569).
  (4) Incorporated by reference from TCG's Registration Statement on Form S-3, as amended (File No. 333-37597).

  (5) Incorporated by reference from TCG's Periodic Report on Form 8-K, dated November 26, 1997.

  (6) Incorporated by reference from TCG's Periodic Report on Form 8-K, dated January 8, 1998.